Follow-Up Materials

06013168

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shun Tak Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

MAY 09 2006

THOMSON FINANCIAL

FILE NO. 82- 3357 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/8/06

SHUN TAK

SHUN TAK HOLDINGS LIMITED
信德集團有限公司

Stock Code 股份代號：242



Annual Report 2005 年報

Contents

01 Corporate Information
02 Corporate Profile
03 Group Profile
04 Management Profile
07 Financial Highlights and Dividend Schedule
08 Significant Events
10 Chairman's Statement
12 Review of Operations
32 Group Financial Review
37 Report of the Directors
48 Report on Corporate Governance Practices
53 Report of the Auditors
54 Consolidated Profit and Loss Account
55 Consolidated Balance Sheet
57 Balance Sheet
58 Consolidated Statement of Changes in Equity
60 Consolidated Cash Flow Statement
63 Notes to the Financial Statements
129 Principal Subsidiaries, Associates and Joint Ventures
131 Five-Year Financial Summary
133 Notice of Annual General Meeting

Corporate Information

Board of Directors

Dr. Stanley Ho
Group Executive Chairman

Sir Roger Lobo
Independent Non-Executive Director

Mr. Robert Kwan
Independent Non-Executive Director

Mr. Norman Ho
Independent Non-Executive Director

Dato' Dr. Cheng Yu Tung
Non-Executive Director

Mrs. Mok Ho Yuen Wing, Louise
Non-Executive Director

Ms. Pansy Ho
Managing Director

Ms. Daisy Ho
Deputy Managing Director

Dr. Ambrose So
Executive Director

Mr. Patrick Huen
Executive Director

Mr. Andrew Tse
Executive Director

Mr. Anthony Chan
Executive Director

Ms. Maisy Ho
Executive Director

Mr. David Shum
Executive Director

Audit Committee

Mr. Robert Kwan
Chairman of the Audit Committee

Sir Roger Lobo

Mrs. Mok Ho Yuen Wing, Louise

Mr. Norman Ho

Remuneration Committee

Ms. Pansy Ho
Chairman of the Remuneration Committee

Sir. Roger Lobo

Mr. Robert Kwan

Mr. Norman Ho

Ms. Daisy Ho

Company Secretary

Ms. Angela Tsang

Registered Office

Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong
Tel: (852) 2859 3111
Fax: (852) 2857 7181
Web site: www.shuntakgroup.com
E-mail: enquiry@shuntakgroup.com

Auditors

H.C. Watt & Company Limited

Solicitors

Norton Rose

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Bank of China, Macau Branch
Calyon, Hong Kong Branch
BNP Paribas, Hong Kong Branch
China Construction Bank, Hong Kong Branch
Industrial and Commercial Bank of China (Asia) Limited
Agricultural Bank of China, Hong Kong Branch

Share Registrars and Transfer Office

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

ADR Depositary

The Bank of New York

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited, traded in the form of American Depositary Receipts on the OTC market in the United States.

Corporate Profile

Shun Tak Holdings Limited is a leading Hong Kong-based conglomerate with core businesses in the transportation, hospitality, property and investment sectors.

Shun Tak Holdings Limited was established in 1972 and has been listed on the Hong Kong Stock Exchange since 1973. The Group's origin dates back to 1961 when ferry service was inaugurated between Hong Kong and Macau following the grant of an exclusive casino franchise by the Macau Government to Sociedade de Turismo e Diversões de Macau, S.A. (STDM). In a strategic move in 1999 to strengthen its shipping operation and expand market share, the Group successfully merged its shipping operation with that of CTS-Parkview Holdings Limited. The combined entity is operated and managed by the joint venture company Shun Tak-China Travel Shipping Investments Limited, under the trade name "TurboJET".

In 2003, the shipping operation launched an inter-regional traffic platform comprising a ferry service network which links major international airports in the Pearl River Delta ("PRD"). The enhanced network strategically transformed the Group's shipping operation into an international and multi-modal transportation service link within the region.

The Group owns one of the largest fleets of high-speed passenger ferries in Asia and is the only operator of 24-hour ferry services between Hong Kong and Macau. The fleet provides passengers with fast, comfortable and reliable service between major cities in the growing network of PRD destinations, including Hong Kong, Macau and Shenzhen.

In its continuing effort to strengthen connectivity within the PRD, the Group partnered with China's largest outbound travel agency, China International Travel Service Head Office, to operate a cross-border coach service directly linking cities in Guangdong Province with Macau. In January 2006, the Group reached an agreement with strategic partners to form a new Macau-based airline that will initially serve new destinations in mainland China and Asia.

In response to the growth of economies in Hong Kong and Southern China in the 1980s, the Group initiated a long-term program of diversification, first into tourism-related industries, such as hotels and restaurants, and then into real estate. The Group was a pioneer in top-tier hotel services in Macau through its investments in the Mandarin Oriental Macau and the Westin Resort Macau. In Hong Kong, through its interests in major commercial, residential and retail property ventures, including The Belcher's and Liberté development projects, the Group plays a prominent role in the Hong Kong property market. The Group also provides quality property management services for more than 10 million square feet of multi-functional residential, commercial, industrial and hospitality properties, including the Macau Tower Convention & Entertainment Centre.

The Group currently owns one of the largest land banks in Macau among listed companies in Hong Kong and property development projects at several prime locations are in the pipeline. In 2004, the Group expanded its Macau property investments through an agreement to acquire the development rights of a prime site for mixed-use development in Nam Van. Subject to approval from the Gaming Inspection and Coordination Bureau of Macau, a portion of the Nam Van complex will be leased to Sociedade de Jogos de Macau, S.A. (SJM) for a casino operation. The Group also announced a joint venture with Hongkong Land Holdings Limited to develop another prime site on the NAPE waterfront in 2005. Nova Taipa Gardens, the Group's development project in Taipa, is another major residential development in Macau.

The Group had acquired in 1992 a 5% stake in STDM, the enterprise that has driven Macau's dynamic development for decades. In 2002, with the objective to optimise its shipping operation and hospitality development in the long term, the Group formed a strategic shipping joint venture with STDM and increased its consolidated interest in STDM to approximately 15.8%. STDM owns an 80% equity interest in SJM, one of three gaming concessionaires which are licensed to operate casinos in Macau.

Today, with over 2,200 employees, Shun Tak is a leading listed conglomerate with significant and diversified investments in Macau and Hong Kong.









INVESTMENT

PROPERTY

Management Profile

Dr. Stanley Ho

G.B.S.
Group Executive Chairman
aged 84

The Group's founder and executive chairman, Dr. Stanley Ho has been a director of the Company since its incorporation in 1972. He is also a director of a number of the Company's subsidiaries.

Dr. Ho is a director of Shun Tak Shipping Company, Limited*, Innowell Investments Limited*, Alpha Davis Investments Limited* and chairman of the publicly-listed Melco International Development Limited up to 15 March 2006 and chairman of the publicly-listed Value Convergence Holdings Limited.

Dr. Ho is currently president of The Real Estate Developers Association of Hong Kong. He is also honorary lifetime chairman of The University of Hong Kong Foundation for Educational Development and Research and a member of the Court of The Hong Kong Polytechnic University.

He is a vice patron of the Community Chest of Hong Kong, a member of the board of trustees and Advisory Council of The Better Hong Kong Foundation, and a patron of the Society of the Academy for Performing Arts.

Dr. Ho was awarded the Gold Bauhinia Star by the Hong Kong SAR Government in 2003.

In Macau, Dr. Ho is managing director of both Sociedade de Turismo e Diversões de Macau, S.A.* and Sociedade de Jogos de Macau, S.A., vice-chairman of the board of directors of CAM – Macau International Airport Company Limited, chairman of Seng Heng Bank Limited, chairman of the Board of Directors of Macau Jockey Club, member of Economic Council of Macau SAR and trustee of Macau Foundation.

Dr. Ho is a Standing Committee member of the 10th National Committee of the Chinese People's Political Consultative Conference.

Dr. Ho is the father of Ms. Pansy Ho, the managing director of the Company, Ms. Daisy Ho, the deputy managing director of the Company and Ms. Maisy Ho, an executive director of the Company. He is also the brother of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company and the uncle of Mr. Andrew Tse, an executive director of the Company.

** Shun Tak Shipping Company, Limited, Innowell Investments Limited, Alpha Davis Investments Limited and Sociedade de Turismo e Diversões de Macau, S.A. are substantial shareholders of the Company.*

Sir Roger Lobo

C.B.E., LL.D., J.P.
Independent Non-Executive Director
aged 83

Sir Roger Lobo has been appointed an independent non-executive director of the Company since 1994. He is also a member of the Audit Committee and the Remuneration Committee of the Company. He is vice-patron of the Community Chest of Hong Kong and The Society of Rehabilitation and Crime Prevention, Hong Kong. He is also a member of the Board of Trustees of Business and Professionals Federation of Hong Kong and a council member of Caritas Hong Kong.

Sir Roger Lobo is an independent non-executive director of Melco International Development Limited, PCCW Limited and director of Johnson & Johnson (Hong Kong) Limited.

Mr. Robert Kwan

M.A. (CANTAB), F.C.A.,
F.C.P.A., retired C.P.A., J.P.
Independent Non-Executive Director
aged 69

Mr. Robert Kwan has been appointed an independent non-executive director of the Company since 1994. He is also the chairman of the Audit Committee and a member of the Remuneration Committee of the Company. Mr. Kwan is an ex-chairman of Deloitte Touche Tohmatsu, Certified Public Accountants.

Mr. Kwan is an independent non-executive director of Melco International Development Limited up to 15 March 2006 and currently independent non-executive director of Cheung Kong (Holdings) Limited and Pak Fah Yeow International Limited.

Mr. Norman Ho

F.C.P.A.,
Independent Non-Executive Director
aged 50

Mr. Norman Ho has been appointed an independent non-executive director of the Company since 2004. He is also a member of the Audit Committee and the Remuneration Committee of the Company.

Mr. Ho is an executive director of Honorway Investments Limited and Tak Hung (Holding) Company Limited and has over 20 years of experience in management and property development. He is also a director of CITIC Pacific Limited, Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel and Investment Company, Limited, Starlight International Holdings Limited, Tai Fook Securities Group Limited, New World Mobile Holdings Limited and Cheung Tai Hong Holdings Limited. He is a member of the Institute of Chartered Accountants in England and Wales, and a Fellow of the Hong Kong Institute of Certified Public Accountants.

Dato' Dr. Cheng Yu Tung

DPMS, LLD (Hon), DBA (Hon), DSSc (Hon)
Non-Executive Director
aged 80

Dr. Cheng Yu Tung has served as a director of the Company since 1982.

He is also a director of Shun Tak Shipping Company, Limited* and an appointed representative of a corporate director of Sociedade de Turismo e Diversões de Macau, S.A.*

Dr. Cheng is chairman of New World Development Company Limited, NWD (Hotels Investments) Limited, Chow Tai Fook Enterprises Limited and Melbourne Enterprises Limited and a director of Hang Seng Bank Limited and Lifestyle International Holdings Limited.

** Shun Tak Shipping Company, Limited and Sociedade de Turismo e Diversões de Macau, S.A. are substantial shareholders of the Company.*

Mrs. Mok Ho Yuen Wing, Louise
Non-Executive Director
aged 77

Mrs. Louise Mok has been appointed a non-executive director of the Company since 1999. She is also a member of the Audit Committee of the Company.

Mrs. Mok is a director of Sociedade de Turismo e Diversões de Macau, S.A.*

Mrs. Mok is the sister of Dr. Stanley Ho, the Group executive chairman. She is also the aunt of Ms. Pansy Ho, the managing director of the Company, Ms. Daisy Ho, the deputy managing director of the Company, Ms. Maisy Ho, an executive director of the Company, and Mr. Andrew Tse, an executive director of the Company.

** Sociedade de Turismo e Diversões de Macau, S.A. is a substantial shareholder of the Company.*

Ms. Pansy Ho
Managing Director
aged 43

Ms. Pansy Ho has been appointed an executive director when she joined the Group in 1995, and managing director in 1999. She is also the chairman of the Executive Committee of the Board of Directors and the chairman of the Remuneration Committee of the Company and a director of a number of the Company's subsidiaries.

Besides overseeing the overall strategic development and management of the Group, she is also the chief executive officer and a director of Shun Tak – China Travel Shipping Investments Limited and is directly in charge of the Group's shipping operation.

Ms. Ho is a director of Shun Tak Shipping Company, Limited*, Innowell Investments Limited*, Megaprosper Investments Limited*, Alpha Davis Investments Limited* and Sociedade de Turismo e Diversões de Macau, S.A.*, chairman of Macau Tower Convention & Entertainment Centre and an executive director of Air Macau Company Limited. Ms. Ho is an independent non-executive director of publicly-listed Sing Tao News Corporation Limited.

In Hong Kong, Ms. Ho is a member of the executive committee and the board director of The Community Chest, founding honorary advisor and board director of The University of Hong Kong Foundation for Educational Development & Research, and an advisory council member of The Better Hong Kong Foundation. In China, she is a committee member of The Chinese People's Political Consultative Conference of Beijing, executive committee member of All-China Federation of Industry & Commerce and vice president of the Chamber of Tourism of the Federation, and executive vice president of Guangdong Chamber of Foreign Investors.

Ms. Ho holds a Bachelor's degree in marketing and international business management from the University of Santa Clara.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman and the sister of Ms. Daisy Ho, the deputy managing director of the Company and Ms. Maisy Ho, an executive director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company and a cousin of Mr. Andrew Tse, an executive director of the Company.

** Shun Tak Shipping Company, Limited, Innowell Investments Limited, Megaprosper Investments Limited, Alpha Davis Investments Limited and Sociedade de Turismo e Diversões de Macau, S.A. are substantial shareholders of the Company.*

Ms. Daisy Ho
Deputy Managing Director
aged 41

Ms. Daisy Ho joined the Group in 1994 and has been appointed an executive director of the Company in the same year. She became the Group's deputy managing director and chief financial officer in 1999. Ms. Ho is a member of the Executive Committee of the Board and a member of the Remuneration Committee of the Company and a director of a number of the Company's subsidiaries.

Besides participating in the Group's strategic planning and development, Ms. Ho is also responsible for the Group's overall financial activities, as well as property sales and investments.

Ms. Ho is a director of Shun Tak Shipping Company, Limited*, Innowell Investments Limited*, Megaprosper Investments Limited* and Alpha Davis Investments Limited*.

Ms. Ho is also an executive committee member of The Real Estate Developers Association of Hong Kong, a member of the Hong Kong Institute of Real Estate Administration, Advisory Council of the Canadian International School of Hong Kong, Hong Kong Advisor to The Dean's Advisory Board of University of Toronto and Governor of The Canadian Chamber of Commerce in Hong Kong.

Ms. Ho holds a Master of Business Administration degree in finance from the University of Toronto and a Bachelor's degree in marketing from the University of Southern California.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman and the sister of Ms. Pansy Ho, the managing director of the Company and Ms. Maisy Ho, an executive director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company and a cousin of Mr. Andrew Tse, an executive director of the Company.

** Shun Tak Shipping Company, Limited, Innowell Investments Limited, Megaprosper Investments Limited and Alpha Davis Investments Limited are substantial shareholders of the Company.*

Dr. Ambrose So
Executive Director
aged 55

Dr. Ambrose So joined the Group in 1975 and has been appointed an executive director of the Company since 1991. He is also a director of a number of the Company's subsidiaries. He is a founding honorary director of the University of Hong Kong Foundation for Educational Development and Research. Dr. So is a committee member of the 10th National Committee of the Chinese People's Political Consultative Conference and the Vice President of Chinese Culture Promotion Society.

Dr. So holds a Bachelor's degree in Science from the University of Hong Kong and a Doctoral degree in Management Studies.

Mr. Patrick Huen
Executive Director
aged 64

Mr. Patrick Huen joined the Group in 1979 and has been appointed an executive director of the Company since 1991. He is also a member of the Executive Committee of the Board of Directors and a director of a number of the Company's subsidiaries.

Mr. Huen is also the C.E.O. of Seng Heng Bank Limited, an executive director of CAM – Macau International Airport Company Limited and Estoril Sol, SGPS, a company listed on the Lisboa Stock Exchange in Portugal. He is a fellow member of the UK Chartered Institute of Bankers and a member of the Hong Kong Securities Institute. He is also a member of the Economic Council of the Macau SAR.

Mr. Andrew Tse
Executive Director
aged 53

Mr. Andrew Tse joined the Group in 1981 and has been appointed an executive director of the Company since 1991. He is also a director of a number of the Company's subsidiaries.

Mr. Tse is a nephew of Dr. Stanley Ho, the Group executive chairman and Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company. He is also a cousin of Ms. Pansy Ho, a managing director of the Company, Ms. Daisy Ho, the deputy managing director of the Company and Ms. Maisy Ho, an executive director of the Company.

Mr. Tse is the chief executive officer of East Asia Airlines Limited and Hong Kong Express Airways Limited.

Mr. Anthony Chan
Executive Director
aged 58

Mr. Anthony Chan joined the Group in 1987 and has been appointed an executive director of the Company since 1991. He is also a director of a number of the Company's subsidiaries.

Mr. Chan is a director of The Real Estate Developers Association of Hong Kong, president of the Advisory Council of the Hong Kong Association for the Advancement of Real Estate and Construction Technology, and a fellow member of both the Property Consultant Society UK and the Hong Kong Institute of Real Estate Administration. He is responsible for the Group's property development in mainland China.

Mr. Chan has been appointed as a committee member of The Chinese People's Political Consultative Conference, Guangdong Province.

Ms. Maisy Ho
Executive Director
aged 38

Ms. Maisy Ho joined the Group in 1996 and has been appointed an executive director of the Company since 2001. She is also a member of the Executive Committee of the Board of Directors and a director of a number of the Company's subsidiaries.

Since joining the Group, she has been responsible for overseeing the strategic planning and operations of the property management division.

In Hong Kong, Ms. Ho is an Executive Director of Hong Kong United Youth Association, Council Member of Hong Kong Institute of Real Estate Administration, Standing Committee Member of The Chinese General Chamber of Commerce Young Executive Committee, and Honourable President of 10th Hong Kong Junior Police Call. She is a member of The Real Estate Developers Association of Hong Kong, associate of The Hong Kong Institute of Facility Management, and member of International Professional Security Association (Hong Kong). Ms. Ho is also a holder of Estate Agent's Licence (Individual).

In China, she is a committee member of The Chinese People's Political Consultative Conference of Liao Ning Province, committee member of Beijing Youth Federation, vice chairman of Jilin Youth Federation and Jilin Youth Entrepreneurs' Organization respectively.

Ms. Ho holds a Bachelor's degree in mass communication and psychology from Pepperdine University, U.S.A.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman and the sister of Ms. Pansy Ho, the managing director of the Company and Ms. Daisy Ho, the deputy managing director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company and a cousin of Mr. Andrew Tse, an executive director of the Company.

Mr. David Shum
Executive Director
aged 51

Mr. David Shum joined the Group in 1992 and has been appointed an executive director of the Company since 2004. He is also a member of the Executive Committee of the Board of Directors and a director of a number of the Company's subsidiaries. He is responsible for the investment activities of the Group.

Mr. Shum is a director of Sociedade de Turismo e Diversões de Macau, S.A.*.

Mr. Shum holds a Master's degree in Business Administration from the University of California, Berkeley, U.S.A.

** Sociedade de Turismo e Diversões de Macau, S.A. is a substantial shareholder of the Company.*

Financial Highlights and Dividend Schedule

Financial Highlights

	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Turnover	**2,489,018**	3,749,130
Profit attributable to equity holders of the Company	**364,390**	480,303
Total equity	**8,963,126**	8,525,221
Earnings per share (HK cents)		
– basic	**17.5**	23.7
– diluted	**16.8**	22.7
Dividends per share (HK cents)	**7.0**	11.0
Net asset value per share (HK$)	**4.3**	4.1

The calculation of basic earnings per share is based on the weighted average number of 2,082,792,925 shares (2004: 2,027,033,564 shares) in issue during the year. The calculation of diluted earnings per share is based on the weighted average number of 2,164,035,541 shares (2004: 2,115,339,365 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

Dividend Schedule

Announcement of final dividend	24 April 2006
Deadline for lodging of all transfers	7 June 2006 – 4:00pm
Closure of register of members	8 June to 13 June 2006
Annual General Meeting	13 June 2006
Posting of dividend warrant to shareholders	27 June 2006


SHUN TAK
CITS
HYUNDAI

1


GUINNESS WORLD RECORDS
CERTIFICATE

2



3

2005

March

The Hong Kong SAR Government approved the Group's building plan for the development of the property site at 120 Pokfulam Road, formerly known as 124 Pokfulam Road. Superstructure works commenced in September 2005.

June

The Group's transportation division purchased two deluxe TriCat Catamarans which have been in service since November 2005.

The Group formed a joint venture "Shun Tak & CITS Coach (Macao) Limited" to operate within Macau as well as cross-boundary between Macau and major destinations in the Pearl River Delta region. (Photo 1)

August

The Group launched SkyJump at Macau Tower Convention & Entertainment Centre (Macau Tower), a 233-meter controlled-descent jump, now listed in the Guinness World Records as the world's highest commercial decelerator descent facility. (Photo 2)

September

The Group announced the formation of a joint venture with Hongkong Land Holdings Limited to develop a prime site located on the Macau NAPE waterfront, adjacent to the MGM Grand Macau casino and hotel complex under construction. (Photo 3)

The pre-sale of Stage 1 of Nova City, one of Macau's largest luxury residential property developments, was launched to a strong market reception. Superstructure works for Stage 2 of Nova City commenced in October.


Macau Asia Express
Signing Ceremony · 簽 約 儀 式

5


SHUN TAK
SHUN TAK HOLDINGS LIMITED
HK$5,000 million Syndicated Loan Facility

6

2006

October

Macau Tower was voted the Best Theme Attraction by Travel Awards of Travel Trade Gazette. (Photo 4)

November

The Westin Resort Macau was named as the Best Business Hotel in Macau by readers of Business Traveller magazine.

January

The Group announced plans to develop jointly with Sociedade de Turismo e Diversões de Macau, S.A. a site in Cotai, subject to Macau SAR Government approval, in place of the originally announced site in Taipa.

The Group announced investment in Macau Asia Express Limited, a new Macau-based low-cost air carrier. Other investors are China National Aviation Company Limited and Air Macau Company Limited, the enclave's flagship carrier. (Photo 5)

March

The Group entered into a HK$5 billion syndicated loan facility agreement with 20 top financial institutions. The syndicate is led by The Hongkong and Shanghai Banking Corporation Limited and has a well-balanced mix of major global banks. The deal marks the largest syndicated loan ever formed to fund developments in Macau and carries the most favourable pricing ever extended to a Macau operation on a 7-year term. (Photo 6)

Chairman's Statement



Against the backdrop of Macau's emergence as a world-class leisure and convention hub, the Group achieved significant milestones in 2005 toward achieving its position as the leading property developer and provider of travel and hospitality services in the Pearl River Delta region.

The Group's profit attributable to shareholders for the year ended 31 December 2005 was HK$364.4 million (2004: HK$480.3 million). Basic earnings per share were HK 17.5 cents (2004: HK 23.7 cents).

Subject to approval by our shareholders at the Annual General Meeting on 13 June 2006, the Directors recommend a final dividend of HK 4.5 cents per share (2004: HK 6.5 cents per share). In addition to the interim dividend of HK 2.5 cents per share previously paid (2004: HK 4.5 cents), the total dividend for the year amounted to HK 7.0 cents per share (2004: HK 11.0 cents).

Contributing factors to the transportation division's record high turnover in 2005 were the effects of mainland China's continued liberalization of restrictions on individual travel and the growing number of attractions and facilities drawing visitors to Macau. The division's well-received TurboJET Sea Express service, launched two years ago to link Hong Kong International Airport with Macau and Shenzhen, also recorded a remarkable increase of 70% in passenger volume over 2004.

The transportation division's network of services now extends to sea, land and air, as a result of some important developments. The Group formed a joint venture in June 2005 to operate coach service in Macau and cross-boundary coach service between Macau and major Pearl River Delta destinations. The coach service extends the division's catchment area into Guangdong Province, linking Guangzhou and other cities neighboring Macau. In another major new venture, the Group announced in January 2006 an investment in Macau Asia Express Limited, a new Macau-based air carrier that will serve new routes to mainland China and other parts of Asia. Other partners of this investment are China National Aviation Company Limited and Air Macau Company Limited, the enclave's flagship carrier.

The Group believes that this multi-modal transit platform will offer travelers to and within the Pearl River Delta region unmatched convenience and access to Macau. It augments and complements the division's well-established shipping operation and extends its market leadership in new directions offering tremendous potential.

The pre-sale of Nova City, the Group's property project in Taipa, Macau, was launched in September 2005 to favourable response and over 90% of residential units had been sold by year-end.

The Group's hotel investments, Mandarin Oriental Macau and Westin Resort Macau also benefited from the continuing upswing in Macau tourism and recorded higher profits in 2005.

The encouraging performance of Nova City and the hotels reflects the remarkable growth in the hospitality industry and property market of Macau. The Group expects this trend will be long-term and will translate into strong demand for high-quality hospitality facilities and properties in the future.

Capitalizing on the brilliant opportunities in these sectors and our leading status in Macau, the Group is expanding its hospitality and property investments in Macau at an unprecedented pace. It announced two new joint developments there that will include hotels. With its partner Sociedade de Turismo e Diversões de Macau, S.A. (STDM), the Group will develop a site in Cotai zoned for hospitality and entertainment uses. In September, the Group announced the formation of a joint venture with Hongkong Land Holdings Limited to develop a prime site located on the Macau NAPE waterfront, adjacent to the MGM Grand Macau complex under construction. Located in the centre of Macau, the site will be developed into residential and serviced apartments, an upscale retail arcade and a luxury hotel.

The Group's flagship Nam Van development will cover approximately 3.8 million square feet of developable gross floor area, subject to approval by Macau SAR Government. The development will be pushed forward at full throttle and will include residential towers, a shopping mall, office building, hotel and casino.

With the completion of the recently announced development projects and the Nam Van site, the Group's Macau hotel portfolio will comprise five luxury business and resort hotels.

The Group's strategic investment in STDM continued to generate substantial dividends in 2005. STDM is the largest operator in Macau's leisure and tourism sector. The Group believes that its various ventures with STDM, including its recently announced Cotai development project, will strengthen its leadership role in serving Macau's visitors and residents.

As at 31 December 2005, the Group had a net cash surplus of approximately HK$2.8 billion. In March 2006, the Group entered into a HK$5 billion syndicated loan facility agreement with 20 top financial institutions. The syndicate is led by The Hongkong and Shanghai Banking Corporation Limited and has a well-balanced mix of major global banks. The facility is structured as a two-tier clean loan comprising a 5-year revolving credit line and a 7-year term loan. It is the largest syndicated loan ever formed to fund developments in Macau and carries the most favourable pricing ever extended to a Macau operation on a 7-year term. The successful completion of this loan offers further solid proof of the Group's leadership status in the market. Proceeds will be used mainly to finance the Group's planned property projects, including the Nam Van and NAPE developments. The Group is fully confident that its various business expansions can be comfortably accommodated.

Looking forward, the Group is optimistic that tourism to Macau and the greater Pearl River Delta region will continue to grow given new attractions and accommodations on the horizon, improving infrastructure and mainland China's extension of its relaxed restrictions on individual travelers. With Macau's promising economic growth and the vibrancy of its growing entertainment business, the Group is well-positioned to benefit substantially from its investments in Macau and to achieve continuing business growth.

The Group's achievements and acquisitions in 2005 are part of a comprehensive strategy to solidify its conglomerate position as the leading property developer and provider of travel and hospitality services in the Pearl River Delta region. From its base of an established travel and hospitality network extending in new directions, coupled with its strong financial position, the Group will continue to seek premium investment opportunities, particularly in Macau, that complement its core businesses.

I would like to thank the Group's staff and management for their dedicated efforts that enable the Group to maintain and build on its leadership position in contributing to the continued prosperity and growth of the region.

Stanley Ho
Group Executive Chairman
24 April 2006


Navigate
beyond Limits



Transportation

The new ferry network creates a strategic platform within the Pearl River Delta, providing air, land and sea transportation services to travelers across the region. The Group's international and multi-faceted transportation system is evolving and expanding in new directions.

The Group's shipping operation has a proud history over four decades as the market leader on the Hong Kong-Macau route. Shun Tak-China Travel Shipping Investments Limited is one of the largest high-speed ferry operators in Asia. Operating under the name "TurboJET", the division owns a fleet of 33 vessels and is the only operator of 24-hour ferry services between Hong Kong and Macau.

Driven by the vigorous growth in travel to and within the Pearl River Delta ("PRD") region, TurboJET's total passenger volume during the year increased by 7%, as compared to 2004, to over 11 million passengers. The passenger volume on the popular Hong Kong-Macau route was 9.7 million passengers, an increase of 5% over 2004 and a record high since the formation of TurboJET in 1999. Escalating fuel prices, the major cost component of the shipping operation, continued to be a challenge however. Fuel prices in 2005 rose over 40% as compared to 2004. For the year ended 31 December 2005, the transportation division recorded an operating profit of HK$188 million (2004: HK$243 million).

Travelers have responded enthusiastically to the TurboJET Sea Express service between Hong Kong International Airport and key PRD destinations, including the Macau and Shenzhen airports. It enables passengers to transit conveniently without Hong Kong customs and immigration formalities. This service has achieved continuing growth since its launch in 2003 and passenger volume in 2005 increased by 70% as compared to 2004.

To accommodate increasing passenger demand on its routes, the division purchased two deluxe TriCat Catamarans during the year which have been in service since November 2005. The acquisition expanded the TurboJET fleet size to 33 vessels serving the PRD region.

Progress continues toward development of an international multi-modal transportation network in the PRD region, with Macau as the hub, to facilitate convenience to passengers and complement the


Tianjin
Qingdao
Xian
Chubu
Nagoya
Nanjing
Wuhan
Hangzhou
Chongqing
Changsha
Fuzhou
Kunming
Kolkata
Macau
Vientiane
Sanya
Yangon
Clark
Bangkok
Ho Chi Minh City
Kuala Lumpur
Singapore

Proposed Asian destinations served by Macau Asia Express.



The Group's two new Catamarans maximize the fleet's operational flexibility and sailing frequency, and offer passengers all the on-board comfort that the company prides itself on.

division's well-established shipping operation. In June 2005, the division established a joint venture company, "Shun Tak & CITS Coach (Macao) Limited," with one of the largest outbound tourist agencies in China, China International Travel Service Head Office, and 廣東省粵旅集團有限公司, to operate bus services within Macau and cross-boundary to several major cities in the region.

In January 2006, extending its transportation services to air travel, the Group announced a joint venture with China National Aviation Company Limited to form Groupax Limited, which will indirectly hold a 49% interest in a new Macau-based airline, Macau Asia Express Limited (MAX). MAX is a 51% subsidiary of Air Macau Company Limited, the enclave's flagship carrier. Total investment in MAX is approximately HK$234 million. MAX will fly initially to new destinations in China mainland and other parts of Asia, offering individual travelers high-value flights and travel packages. Subject to approval by the Macau SAR Government, MAX will adopt a highly competitive cost model and target to undertake its first commercial flight by early 2007.

With more project developments and tourist attractions in the PRD region, especially in Macau, the transportation division anticipates increasing revenues and long-term growth from cross-boundary ferry, bus and air carrier services. The division's complementary multi-modal platform is the foundation of its transportation network expansion and will continue to serve the interests of its passengers as well as the development of the region in the long-term.


CITS

The Shun Tak & CITS Coach joint venture links Macau with many major destinations in the PRD.


SKYPIER
HKIAFTS


Voyag
Exc

Hospitality

through

ement

The Group operates an exciting and popular spectrum of leisure activities in Macau, the emerging Pearl River Delta entertainment hub. The Group's hospitality business will continue to grow and benefit from the promising economic development in Macau.

Due to the robust growth in Macau's economy and the record-breaking number of visitors, the Group's hospitality division reported for 2005 an increase in operating profit to HK$28 million (2004: HK$9 million). Total visitor arrivals in Macau in 2005 was approximately 18.7 million, an increase of over 12% as compared to 2004. Driven by the liberalization of travel restrictions on individual travelers from mainland China, this growth trend is expected to continue.



Macau Tower's SkyJump is listed in the Guinness World Records as the world's highest commercial decelerator descent facility.

The Group's hotel properties benefited from the influx of visitors to Macau. Its 50%-owned Mandarin Oriental Macau (Mandarin) and 34.9%-owned Westin Resort Macau (Westin) reported increases in net profit for the year. Both hotels recorded strong growth in average room rates but slightly lower occupancy rates during the year. The Mandarin, which secured several key event bookings, recorded a 29% increase in average room rate with a 5% decrease in occupancy rate, as compared with 2004. The Westin recorded an increase of 12% in average room rate and a 1% decrease in occupancy rate for the same period.

The preliminary plan for major renovation and extension at the Westin, comprising a spa center, refurbished food and beverage outlets, marina and serviced apartments, was approved by the Macau SAR Government in October 2005. Westin was voted the Best Business Hotel in Macau in 2005 by readers of Business Traveller magazine.


PATA
Pacific Asia Travel Association
GOLD AWARDS
2005
BANCO NACIONAL ULTRAMARINO
MACAU
澳門
500
PATACAS



Macau Tower has become a major tourist landmark and world-class convention centre with such memorable attractions as rare white tigers and a mini historic centre. Its image is now captured on bank notes issued by Banco Nacional Ultramarino.

The Macau Golf & Country Club (MGCC), Macau's premier golf club conveniently adjacent to the Westin, recorded satisfactory performance during the year. The Westin, together with the MGCC, is the only resort in Hong Kong and Macau that offers an international standard 18-hole golf facility. MGCC hosted the prestigious Macau Open golf tournament for the eighth consecutive year.

Macau Tower Convention & Entertainment Centre (Macau Tower), which is managed by the Group, has firmly established itself as a favorite tourist landmark and a popular venue for major public events, conventions and banquets.
In August, Macau Tower launched a 233-meter controlled-descent SkyJump, which is listed in the Guinness World Records as the world's highest commercial decelerator descent facility. The Travel Awards of Travel Trade Gazette designated Macau Tower as the Asia Pacific region's Best Theme Attraction in October 2005. Previous winners of this award included Universal Studio in Osaka and Tokyo Disneyland.

Over 3.5 million people have visited Macau Tower since its opening in December 2001. It continues to attract high-profile conferences and exhibitions with thousands of attendees, such as the 54th Pacific Asia Travel Association Annual Conference and the Junior Chamber International Asia Pacific Conference. Macau Tower has been the official venue of the Macau International Trade and Investment Fair for four consecutive years. The division anticipates that demand for premier facilities to host conventions, banquets and other large-scale events will continue to grow as Macau evolves into a world-class convention and entertainment destination.

With Macau's rapid emergency as the leisure, entertainment and convention hub in the PRD region, the Group's hospitality services and investments are well-positioned to benefit from the dynamic economic growth in Macau.





The Mast Climb offers challengers an adventurous opportunity to test their courage and strength with a climb to the top at 338 meters.

Cruise to Success





Property

Through its outstanding property sales and expanding land reserve in Macau, the Group is establishing a leadership role in the property market there. Planned property developments offer significant opportunity for growth.

The Group's property division reported an operating profit of HK$146 million (2004: HK$551 million) for the year ended 31 December 2005. The profit decreased as most of the completed development properties had been sold in previous years and new property developments are currently under planning and construction. The Group expects that, with the planned completion of Nova City Stage 1 in 2006, promising profits will be recorded accordingly.

In Macau

Nova Taipa Gardens

Nova Taipa Gardens is one of the largest luxury property developments in Macau. Nova Taipa Gardens Phase II, branded as "Nova City", comprises 3 stages with 13 luxurious residential towers of 1,788 residential units. Its deluxe clubhouse and landscaped gardens of over 210,000 square feet are among the largest in Macau's residential developments.

Pre-sale of Stage 1 of Nova City, which consists of 5 residential towers with 684 units, was launched in September and over 90% of the units were sold by the end of 2005. The Group expects that Stage 1 will be completed in the second quarter of 2006.

Superstructure works for Stage 2 of Nova City, which will comprise 4 luxury residential towers with 552 units, commenced in October 2005 and is scheduled for completion in early 2007. The remaining stage is under planning.

Nam Van Site

Development for the Nam Van site, centrally situated adjacent to the Macau Tower, is under planning and the acquisition is scheduled for completion by June 2006. Subject to the approval and confirmation of the Macau SAR Government, the development will cover approximately 3.8 million square feet total developable gross floor area for residential, commercial, retail, hotel and entertainment uses and will be





The Group's Macau NAPE site is located in the heart of Macau Peninsula's new casino strip, next to MGM Grand Macau. The project includes residential apartments with full views of Nam Van Lake, upscale retail arcade along the lakefront and a luxury hotel managed by the Mandarin Oriental Hotel.

linked to Macau Tower's conference and exhibition facilities. The site is near the Macau-Taipa tunnel as proposed in the Macau SAR Government's urban planning scheme, and will be easily accessed by a new eight-lane driveway. With its prime location, the Nam Van project is designed to become the heart of cosmopolitan Macau. Subject to approval from the Gaming Inspection and Coordination Bureau of Macau, a portion of the Nam Van complex will be leased to Sociedade de Jogos de Macau, S.A. (SJM) for a casino operation.



Stage 1 of Nova City was launched to a strong market reception. Superstructure works for Stage 2 was commenced in October.

Macau NAPE Site

The Group announced plans in September 2005 to form a joint venture with Hongkong Land Holdings Limited to develop a prime site on the Macau NAPE waterfront, adjacent to the MGM Grand Macau complex under construction. With unobstructed views of Nam Van Lake and Macau Tower, the development will comprise approximately 1.6 million square feet for luxury residential and lakefront serviced apartments, an upscale retail arcade of about 398,000 square feet and a 210-room luxurious hotel that will be managed by Mandarin Oriental Hotel Group. Following approval of the project by the Macau SAR Government, completion of the residential and retail portions of the project is scheduled for 2008, and of the hotel and serviced apartments in 2009. Acquisition is scheduled for completion in the second quarter of 2006, at which time the Group will own 51% of this premium mixed-use development. Foundation work has started for the NAPE site and is expected to be completed by the third quarter of 2006.

Cotai Site

The Group will develop a site in Cotai with Sociedade de Turismo e Diversões de Macau, S.A. (STDM), subject to Macau SAR Government approval, in place of the originally announced site in Taipa. The Group holds 80% of the development and STDM holds the remaining 20%. Total developable gross floor area of the site will be the same as the previous site, approximately 2.1 million square feet.

In Hong Kong and mainland China

The Belcher's and Westwood

Remaining units of the Group's luxury development in Western Mid-Levels, the Belcher's, continued to be sold during the year. By the end of 2005, over 99% of saleable units had been sold.

The Westwood, a large-scale modern commercial podium with over 220,000 square feet at The Belcher's, is the largest shopping complex in Western Mid-Levels. With its wide variety of retailers and food and beverage outlets, the complex is popular for its one-stop shopping convenience. Public accessibility to the shopping complex will be enhanced with the construction of the University Station of the Mass Transit Railway (MTR), scheduled for completion in 2012. The property has generated satisfactory rental and management income for the Group since opening.

Liberté Place

Liberté Place, a commercial complex in West Kowloon, recorded significant improvement in occupancy rate from 77% in 2004 to 97% in 2005. Accessibility to the commercial complex will be enhanced by completion of a connecting passage to the Cheung Sha Wan Station of the MTR, scheduled for completion in 2009.

120 Pokfulam Road

The Group's development plan for the site at 120 Pokfulam Road (formerly 124 Pokfulam Road), was approved by the Hong Kong SAR Government in March 2005. Superstructure works commenced in September 2005 for the luxury residential development, with a developable gross floor area of approximately 32,600 square feet. The project is scheduled for completion in 2007.

Chatham Gardens

The Group has acquired all 140 units of Chatham Gardens in Kowloon. Lease modification to facilitate a composite redevelopment for the lot was submitted in December 2005. Redevelopment plans for luxury residential apartments and a commercial podium are in progress.



Homes developed by the Group reflect modern cosmopolitan living at its best.



Shun Tak Business Centre

The Shun Tak Business Centre in Guangzhou comprises a 32-storey office tower and a six-storey shopping arcade. Profit contribution from the property grew satisfactorily during the year.

Property Services

The Group's property management division provides quality services for a diversified range of multi-functional residential, commercial and industrial properties. The division's management portfolio extends to over 10 million square feet in Hong Kong and Macau, including approximately 7 million square feet of residential area. Properties under the division's management include Liberté, The Belcher's, The Westwood and Liberté Place in Hong Kong; and Nova Taipa Gardens Phase I, Macau Tower and Shun Tak House in Macau.

Shun Tak Property Management Limited (STPML) is the first Hong Kong-based property management company in Macau that complies with the ISO9001:2000 certificate requirements. For the fifth consecutive year in 2005, STPML was awarded the Caring Company Award by the Hong Kong Council of Social Services in recognition of its partnership with benevolent societies to organize meaningful charitable programs for residents.

The division also provides lifestyle concept services under the brand name "Living Matters". It promotes quality living for clients through an extensive range of privileged personal services, including interior decoration and floral design services in Hong Kong and Macau. Living Matters is also developing other business initiatives in the areas of custom merchandising and retailing. In 2005, Living Matters started the development of a Hello Kitty merchandise series with a Macau theme, featuring an array of travel-related souvenirs. This Hello Kitty "I love Macau" series was launched in early 2006.



The Nam Van project, encompassing residential, commercial, retail, hotel and casino uses, is designed to become the new urban centre of Macau.



Steer with Vision



Investment

Through its 15.8% stake in STDM, the Group is well-positioned to initiate mutually synergistic and beneficial ventures, including a proposed revenue-sharing casino in the Nam Van development.

The Group is committed to pursue premium investment opportunities with long-term growth potential that are synergistic with its core businesses and to strengthen its position as a leading conglomerate in the PRD region.



The Group owns a consolidated interest in STDM of approximately 15.8%. In 2005, the Group recognized HK$93.3 million in ordinary dividends declared by STDM for the year 2004. In 2004, the Group recognized HK$115.5 million in dividend income, comprising HK$74.4 million and HK$41.1 million declared and paid for the years 2003 and 2002 respectively. Taking that into account, the Group's dividend income for the year 2005 from STDM increased by 25.4% when compared to the year 2004. STDM owns an 80% equity interest in SJM, one of three gaming concessionaires granted a concession in 2002 by the Macau SAR Government to operate casinos in Macau.

In addition to its gaming activities, STDM holds interests in several hotels in Macau, Macau International Airport and Air Macau, the enclave's flagship carrier. STDM is also active in major property development and infrastructure projects, including Nova Taipa Gardens, in which the Group also owns a 25% direct interest. It owns the Macau Tower, for which the Group holds a 20-year operational and property management agreement.

The Group shares an interest with STDM in jointly developing a strategically-located site in Cotai, Macau, subject to Macau SAR Government approval, in place of




MANDARIN ORIENTAL

Macau's promising future is anticipated to bring substantial benefit to the Group through its multi-faceted products and services there.

the originally announced site in Taipa. The Group holds 80% of the development and STDM holds the remaining 20%. The site is zoned for hospitality and entertainment uses.

The Group has an indirect interest in SJM and plans to lease to SJM approximately 200,000 square feet in the Nam Van development for operation of a casino, subject to approval from the Gaming Inspection and Coordination Bureau. Under the lease arrangement, SJM will pay rental to the Group on a revenue-sharing basis.


澳門
澳門
澳門

The Group expects that its interests in Macau's hotel and gaming sectors will yield continuing revenue growth.



Properties for Development and/or Sale

	Approx. Total Gross Floor Area for the Project (Sq.m)	Approx. Total Site Area for the Project (Sq.m)	Primary Use	Group's Interest	Development Progress as of Dec 2005	Estimated Completion Date
Hong Kong						
Chatham Gardens	—	3,786	—	51%	Under planning	—
120 Pokfulam Road (formerly 124 Pokfulam Road)	3,026	1,684	Residential	100%	Superstructure works in progress	2007
YTM Lots 30 & 31, Yau Tong	—	1,858	—	50%	Land bank	—
Macau						
Nova Taipa Gardens			Residential/ Commercial/Hotel			
Phase II	252,974	29,547		25%	Superstructure works in progress	2008
Phase III	63,279	15,277		25%	Land bank	—
Phase V	150,304	24,829		25%	Land bank	—

Properties Under Acquisition

Macau						
Lot B, District B2, Zone B, NAPE (Note 1)	218,419	18,344	Residential/ Commercial/Hotel	51%	Substructure works in progress	2009
Nam Van Zone D (Note 2)	359,532	39,800	Residential/ Commercial/ Office/Hotel/Casino	100%	Land bank	—

Properties Under Planning

	Approx. Total Gross Floor Area (Sq.m)	Approx. Total Site Area (Sq.m)	Primary Use	Group's Interest	Development Progress as of Dec 2005	Year of Lease Expiry
Baia de Nossa Senhora de Esperança, Taipa, Macau (Note 3)	—	99,000	Hotel/ Commercial	80%	Land bank	2049
Rawai Beach, Phuket, Thailand	—	36,800	Hotel	50%	Land bank	Freehold

Properties Held by the Group for Own Use

Penthouse, 39/F, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong	1,823	—	Office Premises	100%	—	2055 renewable to 2130
83 and 95 Hing Wah Street West, Kowloon	19,320	19,139	Shipyards	42.6%	—	2051
Macau International Centre, Macau 2/F to 4/F (whole floor) and Flats A, B, C of 5/F, Block 12	2,894	—	Staff Quarters	100%	—	2006 renewable to 2049
Flats E of 8-11/F, Block 13	473	—	Staff Quarters	42.6%	—	2006 renewable to 2049
Edificio Industrial Fu Tai, Macau Unit A4 on 4/F	350	—	Plant	80%	—	2013 renewable to 2049

Notes:

(1) Draft land concession contract issued by Macau SAR Government and accepted by Properties Sub F, Limited, pending publication of land concession contract in Macau Gazette.

(2) Completion date of the acquisition is extended to on or before 30 June 2006 because additional time is needed for enhancement and integration of the architectural design.

(3) Subject to agreement with government for replacement of another site, having the same gross floor area, in Cotai, Macau.

Investment and Hotel Properties

	Approx. Total Gross Floor Area (Sq.m)	Approx. Total Site Area (Sq.m)	Primary Use	Group's Interest	Occupancy Rate as of Dec 2005	Monthly Average Rental Rate for 2005	Approx. Lettable Floor Area (Sq.m)	Year of Lease Expiry
The Westwood, 8 Belcher's Street, Hong Kong	20,724	—	Commercial	51%	85.3%	HK$379 psm	14,682	2030
The Belcher's, 89 Pok Fu Lam Road, Hong Kong	571 motor car parking spaces	—	Carpark	51%	99.8%	HK$3,200 per carpark per month	—	2030
	33 motorcycle parking spaces	—	Carpark	51%	12.1%	HK$1,000 per carpark per month	—	2030
Liberté Place, 833 Lai Chi Kok Road, Kowloon	5,600	—	Commercial	64.56%	97.8%	HK$328 psm	4,083	2049
Liberté, 833 Lai Chi Kok Road, Kowloon	515 motor car parking spaces	—	Carpark	64.56%	88.4%	HK$1,500 per carpark per month	—	2049
	140 lorry parking spaces	—	Carpark	64.56%	37.9%	HK$1,800 per carpark per month	—	2049
	45 motorcycle parking spaces	—	Carpark	64.56%	35.6%	HK$300 per carpark per month	—	2049
Seymour Place, LG/F & G/F, 60 Robinson Road, Hong Kong	974	900	Commercial	100%	100%	HK$448 psm	822	2858
Seymour Place, G/F, 1/F - 3/F, 60 Robinson Road, Hong Kong	26 parking spaces	—	Carpark	100%	65.4%	HK$3,150 per carpark per month	—	2858
Monmouth Place, L1 - L4, 9L Kennedy Road, Hong Kong	18 parking spaces	—	Carpark	100%	50%	HK$2,000 to 3,500 per carpark per month	—	2047
Starhouse Plaza, Shop No. 5B on G/F, and portion of Shops in Basement, Star House, excluding shop A, 3 Salisbury Road, Tsimshatsui, Hong Kong	2,643	—	Commercial Shopping Arcade	100%	100%	HK$314 psm	2,129	2863
Mandarin Oriental Macau, Avenida da Amizade, Macau	46,453	8,486	Hotel	50%	—	—	—	2007 renewable to 2032
Extension in the Outer Harbour New Reclamation Zone, Macau	1,327	15,176	Resort	50%	—	—	—	2007 renewable to 2049
Shun Tak House, 11 Largo do Senado, Macau	2,695	—	Commercial	100%	18%	MOP108 psm	2,673	Freehold
The Westin Resort Macau and Macau Golf & Country Club, Hac Sa Beach, Coloane, Macau	46,644 (including carparks)	767,373	Hotel/ Golf Course	34.9%	—	—	—	2013 renewable to 2049
Shun Tak Business Centre, 246 Zhongshan Si Road, Guangzhou, PRC	28,453	—	Office	60%	85.2%	RMB63 psm	28,453	2045
	5,801	—	Commerical Shopping Arcade	60%	100%	RMB71 psm	3,966	2035
	51 parking spaces	—	Carpark	60%	45.6%	RMB600 to 1,200 per carpark per month	—	2035

Turnover Analysis

TURNOVER BY DIVISION


2005
3.8%
Investment
and others
20%
Property
10.4%
Hospitality
65.8%
Transportation


2004
3.3%
Investment
and others
50.6%
Property
4.1%
Hospitality
42%
Transportation

(HK$ million)	2005	2004	Variance	%	Remarks
Transportation	1,638	1,577	61	4	The rise was primarily due to growth in passenger volume resulting from robust tourism growth in Macau.
Property	497	1,896	(1,399)	(74)	The drop was mainly due to the declining number of residential units available for sale. At Liberté, all the units were sold in prior years and at The Belcher's, only few units remained to be sold.
Hospitality	258	153	105	69	The phenomenal increase was mainly due to the substantial growth in revenue from travel agency services.
Investment and others	96	123	(27)	(22)	The variance was mainly due to the amount recognised for STDM dividend.
Total	2,489	3,749	(1,260)	(34)	

TURNOVER BY GEOGRAPHICAL AREA

(HK$ million)	2005	2004	Variance	%	Remarks
Hong Kong	1,450	2,785	(1,335)	(48)	The decrease was mainly the combined result of the drop in revenue from sales of residential units for the Group's Hong Kong properties and the rise in ticket revenue for its transportation division.
Macau	886	844	42	5	The rise was mainly the combined result of the increase in both the ticket revenue for transportation division and revenue from travel agency services moderated by the decrease in amount recognised for STDM dividend.
Others	153	120	33	28	The increase mainly represented the rise of ticket revenue for the Hong Kong - Shenzhen route and the increase in revenue from travel agency services.
Total	2,489	3,749	(1,260)	(34)	

Profit and Loss Analysis

OPERATING PROFIT BY DIVISION


32.3%
Property
6.2%
Hospitality
2005
19.9%
Investment and others
41.6%
Transportation


59.5%
Property
2004
1%
Hospitality
13.2%
Investment and others
26.3%
Transportation

(HK$ million)	2005	(Restated) 2004	Variance	%	Remarks
Transportation	**188**	243	(55)	(23)	The decline was largely attributable to rise in fuel prices despite growth in passenger volume.
Property	**146**	551	(405)	(74)	The decrease was mainly due to the drop in revenue from sales of the remaining residential units at The Belcher's.
Hospitality	**28**	9	19	211	The favourable variance was mainly attributable to the rise in travel agency commission income, aided mainly by the surge of visitors to Macau.
Investment and others	**90**	122	(32)	(26)	The variance was mainly due to the amount recognised for STDM dividend.
Unallocated net income/(expenses)	**21**	(49)	70	143	The favourable variance was largely due to increase in bank interest income.
Fair value changes on investment properties	**135**	—	135	—	The newly adopted financial reporting standard, HKAS 40, prescribes for fair value assessment on investment properties.
Operating profit	**608**	876	(268)	(31)	
Finance costs	**(34)**	(13)	(21)	(162)	The rise was principally due to rising interest rates.
Investment loss	**—**	(48)	48	100	The loss for 2004 mainly represented the impairments in investment and goodwill.
Share of results of associates	**71**	65	6	9	Contribution from Mandarin Oriental Macau and the Westin Resort continued to record improvement. The contribution in 2004 included one-off contribution from Nova Taipa Garden project as a result of its disposal of Phase IV development rights.
Share of results of jointly controlled entities	**(1)**	(3)	2	67	The improvement was mainly attributable to the contribution from the TurboJET Sea Express service operation between Hong Kong International Airport and key Pearl River Delta destinations.
Profit before taxation	**644**	877	(233)	(27)	
Taxation	**(63)**	(79)	16	20	
Profit after taxation	**581**	798	(217)	(27)	
Profit attributable to minority interests	**(217)**	(318)	101	(32)	This mainly represented the interests of minority shareholders in The Belcher's and the transportation division.
Profit attributable to equity holders of the Company	**364**	480	(116)	(24)	

Profit and Loss Analysis (Continued)

OPERATING PROFIT BY GEOGRAPHICAL AREA

(HK$ million)	2005	(Restated) 2004	Variance	%	Remarks
Hong Kong	349	602	(253)	(42)	The variance was mainly the combined result of reduced profit from both The Belcher's and the Liberté offset by favourable fair value changes on investment properties.
Macau	216	257	(41)	(16)	The variance was mainly attributable to the decrease in profit from transportation division and dividend recognised for STDM.
Others	43	17	26	153	The increase was largely due to improved result from investments.
Total	608	876	(268)	(31)	

Analysis on Share of Results of Associates

(HK$ million)	2005	(Restated) 2004	Variance	%	Remarks
Property	12	39	(27)	(69)	The decrease was mainly due to the one-off contribution from Nova Taipa Garden project as a result of its disposal of Phase IV development rights in 2004. Although the pre-sale for Stage 1 of "Nova City" has been well-received during the year, new accounting rules do not allow for recognition of property sales until the planned completion in 2006.
Hospitality	57	24	33	138	Mandarin Oriental Macau and the Westin Resort continued to record favourable operating results.
Investment and others	2	2	—	—	
Total	71	65	6	9	

Liquidity, Financial Resources and Capital Structure

At 31 December 2005, the Group's total net assets increased by 5% over last year to HK$8,963 million. Cash flow and liquidity position remains strong and healthy. During the year, net cash generated from operating activities amounted to HK$348 million. The cash inflow from investing activities was mainly attributable to HK$698 million received from repayments of mortgage loans. Major cash outflow for financing activities consisted of HK$1,115 million for repayments of loans.

Cash Flow Variance Analysis

(HK$ million)	2005	2004	Variance
Operating activities	**348**	2,761	(2,413)
Investing activities	**597**	779	(182)
Financing activities	**(998)**	(1,188)	190
Net (decrease)/increase in cash and cash equivalents	**(53)**	2,352	(2,405)

The bank balances and deposits amounted to HK$3,864 million at 31 December 2005, representing a decrease of HK$9 million from last year end date.

At 31 December 2005, total loan facilities and other financing available to the Group amounted to HK$3,715 million, of which HK$2,693 million remained undrawn. The facilities outstanding at the year end comprised HK$1,017 million in bank loans and HK$5 million in other loan.

It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 31 December 2005 is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Total
17%	19%	64%	100%

Based on a net cash surplus of HK$2,842 million at the year end, the Group's gearing ratio (expressed as a ratio of net borrowings to equity attributable to equity holders of the Company) was nil (2004: nil). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

During the year, 5,000,000 new shares were issued upon exercise of share options and 3,008,000 shares were repurchased and cancelled.

Pledge of Assets

At the year end, certain assets of the Group with an aggregate carrying value of HK$465 million (2004: HK$515 million) were pledged with banks for loan facilities.

Contingent Liabilities

There was no material contingent liabilities under the Group at the year end.

Financial Risk

The Group adopts a conservative policy in financial risk management with minimal exposure to currency and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis. None of the Group's outstanding borrowings was denominated in foreign currency at the year end. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal. The Group engages in fuel hedging activities to minimise its exposure to fluctuations in fuel prices in accordance with the Group's approved treasury policies.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,300 employees at the year end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2005.

Group Activities

The principal activity of the Company is investment holding. The activities of its principal subsidiaries, associates and joint ventures are shown on pages 129 to 130.

The analysis of the principal activities and geographical locations of the operations of the Group during the financial year are shown in note 37 to the financial statements.

Group Financial Statements

The profit of the Group for the year ended 31 December 2005 and the state of affairs of the Company and of the Group at that date are shown in the financial statements on pages 54 to 130.

Particulars of Principal Subsidiaries, Associates and Joint Ventures

Particulars regarding the principal subsidiaries, associates and joint ventures of the Company and of the Group are shown on pages 129 to 130.

Dividends

An interim dividend of 2.5 HK cents per share was paid in October 2005. The Directors now recommend the declaration of a final dividend of 4.5 HK cents per share in respect of the year ended 31 December 2005 payable to registered shareholders on the record date of 13 June 2006.

Property, Plant and Equipment

The movements in property, plant and equipment of the Company and of the Group during the year are shown in note 13 to the financial statements.

Particulars of Properties

Particulars regarding the properties held by the Group for own use, investment, development and sale are shown on pages 30 to 31.

Share Capital

The movements in share capital of the Company during the year are shown in note 33 to the financial statements.

Reserves

The movements in reserves of the Company and of the Group during the year are shown in note 35 to the financial statements.

Donations

During the year, the Group made donations for charitable and community purposes amounted to HK$1,000 (2004: HK$70,000).

Group Borrowings

Details of borrowings repayable within one year and long-term loans are shown in notes 29 and 32 to the financial statements.

Finance Costs Capitalised

Finance costs capitalised by the Group during the year amounted to HK$260,000 (2004: HK$1,503,000).

Major Customers and Suppliers

It is the policy of the Group to have several suppliers for any item of materials required so as to avoid over-reliance on a single source of supply. The Group maintains good relationships with its major suppliers and has not experienced any significant difficulties in sourcing essential materials.

During the year, 33% of the Group's turnover was attributable to the Group's five largest customers combined, with the largest customer accounting for 20% of the Group's total turnover. 50% of the Group's purchases was attributable to the Group's five largest suppliers combined, with the largest supplier accounting for 25% of the Group's total purchases.

Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Mr. David Shum have beneficial interests in Sociedade de Turismo e Diversões de Macau, S.A. (STDM), one of the five largest customers and suppliers of the Group. STDM is a substantial shareholder of the Company. Save as disclosed, no other Directors, their associates or shareholders (which to the knowledge of the Directors own more than 5% of the Company's issued share capital) were interested, at any time during the year, in the Group's five largest customers or suppliers.

Events After the Balance Sheet Date

Details of the significant events after the balance sheet date of the Group are shown in note 43 to the financial statements.

Directors

The Directors of the Company are listed on page 1.

With respect to re-election of Board members, all of the Company's Directors (including non-executive Directors) are subject to retirement by rotation at least once every three years and non-executive Directors are appointed for a specific term, which is in accordance with the Company's Articles of Association as amended during the reporting period. Sir Roger Lobo, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Mr. Patrick Huen and Ms. Maisy Ho will retire and will offer themselves for re-election at the forthcoming annual general meeting.

The Company has received confirmations of independence from the independent non-executive Directors, namely Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho, and considers them to be independent.

Corporate Governance

The Company is committed to maintaining the highest standard of corporate governance practices. Information on the corporate governance practices adopted by the Company is set out in the Report on Corporate Governance Practices on pages 48 to 52.

Directors' Interests in Contracts and Connected Transactions

1. Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung (appointed representative of a corporate director), Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Mr. David Shum are directors of, and have beneficial interests in, STDM, which is a substantial shareholder of the Company. Dr. Stanley Ho and Dr. Ambrose So are directors of, and have beneficial interests in, Sociedade de Jogos de Macau, S.A. (SJM). SJM is a subsidiary of STDM and one of three gaming concessionaires which have been granted a concession by the Macau government to operate casinos in Macau.

   During the year, the Group had the following transactions with the STDM Group:

   i. The Group received total fees of HK$29.2 million from STDM for managing hotels owned by STDM.

   ii. Shun Tak-China Travel Shipping Investments Limited (ST-CTSI), a non-wholly-owned subsidiary of the Company, purchased HK$189.3 million of fuel from the STDM Group during the year for its Macau shipping operations. ST-CTSI is beneficially owned as to 42.6% by the Company, 28.4% by STDM and 29% by China Travel International Investment Hong Kong Limited (CTII). Under this arrangement, STDM supplies and loads fuel into the vessels of ST-CTSI at the Macau Outer Harbour Terminal. The cost of fuel is its market price plus a small handling charge. The Fuel Arrangement Agreement has been in force for an initial period of 3 years commencing 1 January 2005 and renewable for further 3 years unless terminated by either party giving notice to the other party. As approved in the extraordinary general meeting held on 8 November 2005, the annual caps for this fuel arrangement were revised upward due to rising fuel prices during the first half of 2005.

iii. Under an agency agreement between ST-CTSI and STDM (the STDM Agency Agreement), STDM acted as the agent of ST-CTSI for sale of ferry tickets for which it received HK$15.4 million of commission. The commission was calculated at 5% on the total net ticket sales generated by STDM as agent (less any discounts and concessions on ferry tickets agreed by ST-CTSI and any tax, fees or levies paid thereon to any government or ferry terminal operator).

    During the year, HK$474.1 million of TurboJET tickets were sold to STDM for its own use. A discount of 5%, up to a maximum of 12% (varying depending on the volume of the bulk purchases), totalling HK$23.6 million was granted on such bulk purchases.

    The commission and discount rates for STDM are within the range of commission and discount rates granted by ST-CTSI to other sales agents and bulk purchasers respectively. The STDM Agency Agreement has been in force for an initial period of 36 months commencing 1 January 2005 and renewable for further 36 months unless terminated by either party giving notice to the other party.

iv. The Group received total fees of HK$7.9 million from STDM relating to the operation and property management of the Macau Tower Convention & Entertainment Centre owned by STDM.

2. On 7 March 2003, ST-CTSI entered into an agreement with New World First Holdings Limited (NWFH), a 50% owned jointly controlled entity of New World Development Company Limited (NWD). NWD is a substantial shareholder of Ranex Investments Limited, a 51% subsidiary of the Company. Under the terms of the agreement, ST-CTSI and NWFH have agreed to cooperate and coordinate with each other in providing, through their subsidiaries and operators (ST-CTSI Operators and NWFH Operators respectively), ferry services between Hong Kong and Macau.

   In particular, the provisions of the agreement provide that:

   i. ST-CTSI Operators will operate the Hong Kong Ferry Service between the Hong Kong Macau Ferry Terminal and Macau for themselves and on behalf of NWFH Operators pursuant to the Vessel Entrustment Arrangement if requested by NWFH Operators; and NWFH Operators will operate the Kowloon Ferry Service between the China Ferry Terminal and Macau for themselves and on behalf of ST-CTSI Operators pursuant to the Vessel Entrustment Arrangement if requested by ST-CTSI Operators. If the Vessel Entrustment Arrangement is utilised, there would be an entrusting charge comprising a ticket handling fee of HK$30 per passenger ticket payable by the requesting operator;

   ii. ST-CTSI Operators will make arrangements to refer their customers who wish to travel on the Kowloon Ferry Service to NWFH Operators; and NWFH Operators will make arrangements to refer their customers who wish to travel on the Hong Kong Ferry Service to ST-CTSI Operators. A fee of HK$10 per passenger referred is payable to the referring operator; and

   iii. if the need arises, transferring of vessels by ST-CTSI to NWFH if mutually satisfactory terms are agreed.

   In consideration for entering into the agreement, NWFH pays to ST-CTSI an annual fee of HK$30 million for the duration of the agreement, being 5 years from 8 March 2003. During the year, the Group received such annual fee in the amount of HK$30 million. No entrusting charge or referral fee was received or paid.

3. During the year, ST-CTSI paid commissions of HK$28.7 million to China Travel Service (Hong Kong) Limited (CTSHK) as a general sales agent of ST-CTSI for sale of ferry tickets. CTSHK is a subsidiary of CTII which is a substantial shareholder of ST-CTSI.

4. On 1 October 2004, Wincent Limited (Wincent), a wholly-owned subsidiary of the Company, entered into a general sales agency agreement with ST-CTSI, which appointed Wincent as a non-exclusive general sales agent for the sale of ferry tickets for ferry services operated by ST-CTSI. Wincent promotes and markets at its own cost the ferry services provided by ST-CTSI.

   In consideration for the sales agency and business development services provided by Wincent, ST-CTSI pays a commission monthly based on a market rate of 2% of the total net ticket sales received on all routes of ST-CTSI (less any discounts and concessions on ferry tickets agreed by ST-CTSI, and any taxes, fees or levies paid thereon to any government or ferry terminal operator). During the year, ST-CTSI paid commissions of HK$28.7 million.

   The agency agreement has been in force for an initial period of 36 months commencing 1 October 2004 and renewable for further 36 months unless terminated by either party giving notice to the other party.

5. For the management of Shun Tak Centre, a commercial property and shopping mall in Sheung Wan, the Group received HK$12.9 million comprising property management, leasing agency and administration fees. One of the owners is Shun Tak Centre Limited (STC), a company beneficially owned by Dr. Stanley Ho, STDM and NWD. During the same period, the Group paid HK$4.4 million consultancy fee to the NWD Group in relation to its property management of Shun Tak Centre.

   As ST-CTSI operates from the Hong Kong Macau Ferry Terminal which is located in Shun Tak Centre, it paid HK$3.9 million of rental and related expenses to STC for the year.

6. On 29 September 2005, Right City International Limited (Right City), a wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement (S&P) with Classic Time Development Limited (Classic Time), a company wholly-owned by Ms. Pansy Ho, who is a substantial shareholder and a director of the Company, to acquire the entire issued share capital of Built City Investments Limited (Built City) whose principal asset at the time the set condition of the S&P is satisfied will be a 51% interest in Basecity Investments Limited (Basecity). Properties Sub F, Limited, a company indirectly and wholly-owned by Basecity, has the right of a land concession in respect of the property site in NAPE district, Macau, with a total site area of approximately 197,660 square feet for mixed-used property development.

   The consideration for the acquisition is estimated at HK$664.6 million, to be satisfied in new shares of the Company (Consideration Shares) and cash to Classic Time upon publication of the Land Concession Contract in the Macau Gazette. The estimated number of Consideration Shares is based upon the Intended Development Gross Floor Area (GFA), which allows for adjustment of no more than 3% upwards and 8% downwards, to be determined according to the Land Concession Contract GFA. The difference between the Final Development GFA and the Land Concession Contract GFA (if any) would be settled by cash consideration.

   On 7 December 2005, the entire issued share capitals of Built City was transferred to Right City. As at the date of this report, the Consideration Shares have not been issued to Classic Time.

The independent non-executive Directors have confirmed that the continuing connected transactions mentioned in items 1 to 5 above have been entered into:

(a) in the ordinary and usual course of business of the Group;

(b) on normal commercial terms;

(c) in accordance with the relevant agreements governing such transactions, or where there are no such agreements, on terms no less favourable than terms available to or from independent third parties; and

(d) on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

The auditors of the Company have confirmed that the continuing connected transactions mentioned in items 1 to 5:

(a) have been approved by the board of directors;

(b) were in accordance with the pricing policies of the Group if the transactions involved provision of goods and services by the Group;

(c) have been entered into in accordance with the relevant agreements governing such transactions, or where there are no such agreements, on terms no less favourable than terms available to or from independent third parties; and

(d) have not exceeded the caps stated in the relevant announcements.

7. The Group granted financial assistance to several companies in previous years in which it is a shareholder together with other connected parties and such financial assistance remained outstanding as at 31 December 2005:

   i. Shun Tak Cultural Centre Limited is owned as to 60% by the Group and 40% by a company beneficially owned by Dr. Stanley Ho. Shareholders' loan of HK$295 million, in proportion to their respective shareholdings, is on an interest-free basis.

   ii. Onluck Finance Limited is owned as to 64.56% by the Group and 35.44% by Sun Hung Kai Properties Limited. Shareholders' loan of HK$64 million, in proportion to their respective shareholdings, is on an interest-free basis.

   iii. Shun Tak Creative Services Group Limited is owned as to 80% by the Group and 20% by STDM. Shareholders' loan of HK$501 million, in proportion to their respective shareholdings, is on an interest-free basis.

Under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules), the above transactions constitute connected transactions of the Company and require disclosure in the annual report of the Company.

Save as disclosed above, details of significant related party transactions that did not constitute connected transactions entered into during the year were disclosed in note 38 to the financial statements.

Save for the transactions aforementioned, no other contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Businesses

During the year and up to the date of this report, the following Directors are considered to have interests in the following businesses, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group:

Dr. Stanley Ho has beneficial interests in Melco International Development Limited (Melco), STC and STDM, which are also engaged in the businesses of property investment, property development and/or hospitality. Dr. Stanely Ho is the director of STC and STDM and was the director of Melco up to 15 March 2006 when he resigned as the chairman and executive director. Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Mr. David Shum are directors and shareholders of STDM.

Dato' Dr. Cheng Yu Tung is a director of, and/or has beneficial interests in, NWD Group, Chow Tai Fook Enterprises Limited, Melbourne Enterprises Limited, STC and STDM (appointed representative of a corporate director), which are also engaged in the businesses of property investment, property development, ferry services and/or hospitality.

Ms. Pansy Ho, Ms. Daisy Ho, Mr. Andrew Tse and Ms. Maisy Ho are directors of STC, which is also engaged in the business of property investment.

The above-mentioned competing businesses are managed by separate entities with independent management and administration. The Board of Directors of the Company is of the view that the Group is capable of carrying on its businesses independently of, and at arm's length from, the businesses of these entities. When making decisions, the relevant directors, in performance of their duties as directors of the Company, have acted and will continue to act in the best interests of the Group.

Disclosure of Interests

As at 31 December 2005, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (SFO)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code) as set out in Appendix 10 to the Listing Rules, were as follows:

a) Interests of the Directors in shares and underlying shares of the Company

		Ordinary Shares of HK$0.25 each				
Name of Director	Nature of Interest	Personal Interests	Note	Corporate Interests	Note	Approximate Percentage of Total Issued Shares Note (i)
Stanley Ho	Interests in issued shares	250,936,160		39,021,590	(iii)	13.93%
	Interests in unissued shares	—		148,883,374	(iv)	7.15%
	Interests in underlying shares	1,587,300	(ii)	—		0.08%
Roger Lobo		—		—		—
Robert Kwan		—		—		—
Norman Ho		—		—		—
Cheng Yu Tung		—		—		—
Mok Ho Yuen Wing, Louise	Interests in issued shares	323,627		—		0.02%
Pansy Ho	Interests in issued shares	15,152,821		97,820,707	(v)	5.43%
	Interests in unissued shares	—		249,483,374	(vi)	11.98%
	Interests in underlying shares	30,592,523	(ii)	—		1.47%
Daisy Ho	Interests in issued shares	15,367,028		97,820,707	(vii)	5.44%
	Interests in unissued shares	—		148,883,374	(viii)	7.15%
	Interests in underlying shares	30,592,523	(ii)	—		1.47%
Ambrose So	Interests in issued shares	10,406,250		—		0.50%
	Interests in underlying shares	20,157,740	(ii)	—		0.97%
Patrick Huen	Interests in issued shares	62,500		5,994,849	(ix)	0.29%
	Interests in underlying shares	10,078,870	(ii)	—		0.48%
Andrew Tse	Interests in issued shares	2,325,000		—		0.11%
	Interests in underlying shares	10,078,870	(ii)	—		0.48%
Anthony Chan	Interests in issued shares	8,031,250		—		0.39%
	Interests in underlying shares	5,078,870	(ii)	—		0.24%
Maisy Ho	Interests in issued shares	1,630,435		23,066,918	(x)	1.19%
	Interests in underlying shares	20,157,740	(ii)	—		0.97%
David Shum	Interests in underlying shares	5,000,000	(ii)	—		0.24%

Notes:

(i) As at 31 December 2005, the total number of issued shares of the Company is 2,082,018,240.

(ii) These represent the interests in underlying shares in respect of share options granted by the Company, the details of which are stated in section (d) "Share options".

(iii) The 39,021,590 shares of Dr. Stanley Ho comprise 11,446,536 shares held by Sharikat Investments Limited (SIL), 24,838,987 shares held by Dareset Limited (DL) and 2,736,067 shares held by Lanceford Company Limited (LCL). SIL, DL and LCL are wholly-owned by Dr. Stanley Ho.

(iv) The 148,883,374 unissued shares of Dr. Stanley Ho represent shares to be alloted to Alpha Davis Investments Limited (ADIL) upon completion of the Acquisition as described in the Company's circular dated 17 December 2004. ADIL is owned as to 47% by Innowell Investments Limited, which is wholly-owned by Dr. Stanley Ho.

(v) The 97,820,707 shares of Ms. Pansy Ho are held by Beeston Profits Limited, which is wholly-owned by Ms. Pansy Ho.

(vi) The 249,483,374 unissued shares of Ms. Pansy Ho comprise 148,883,374 shares to be allotted to ADIL upon completion of the Acquisition as described in the Company's circular dated 17 December 2004 and 100,600,000 shares (being the estimated maximum number of shares) to be allotted to Classic Time Development Limited (CTDL) upon completion of the Acquisition and the publication of the Land Concession Contract (as defined in the Company's circular dated 21 October 2005) in the Macau Gazette and in the manner as more particularly described therein. ADIL is owned as to 53% by Megaprosper Investments Limited (MIL), which is owned as to 51% by Ms. Pansy Ho. CTDL is wholly-owned by Ms. Pansy Ho.

(vii) The 97,820,707 shares of Ms. Daisy Ho are held by St. Lukes Investments Limited, which is wholly-owned by Ms. Daisy Ho.

(viii) The 148,883,374 unissued shares of Ms. Daisy Ho represent shares to be allotted to ADIL upon completion of the Acquisition as described in the Company's circular dated 17 December 2004. ADIL is owned as to 53% by MIL, which is owned as to 39% by Ms. Daisy Ho.

(ix) The 5,994,849 shares of Mr. Patrick Huen are held by Enhance Gain Investments Limited, which is wholly-owned by Mr. Patrick Huen.

(x) The 23,066,918 shares of Ms. Maisy Ho are held by LionKing Offshore Limited, which is wholly-owned by Ms. Maisy Ho.

(xi) The 148,883,374 unissued shares as shown in notes (iv), (vi) and (viii) are the same parcel of shares.

b) Interests of the Directors in shares and underlying shares of subsidiaries of the Company

Name of Director	Name of Subsidiary	Corporate Interest	Percentage of Interest
Stanley Ho	Shun Tak Cultural Centre Limited	4 ordinary shares	40%

Note: Certain nominee shares in subsidiaries were held by Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse and Ms. Maisy Ho in trust for the Company or its subsidiaries.

c) Interests of the Directors in shares and underlying shares of other associated corporations of the Company

Name of Director	Name of Associated Corporation	Corporate Interest	Percentage of Interest
Pansy Ho	Shun Tak & CITS Coach (Macao) Limited	750 shares	15%

All the interests disclosed in sections (a) to (c) above represent long position in the shares or underlying shares of the Company or its associated corporations.

Save as disclosed above, none of the Directors or any of their associates had or were deemed to have any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations that was required to be recorded under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code as at 31 December 2005.

d) Share options

As at 31 December 2005, details of share options granted to Directors and employees under the 1993 and 2002 share option schemes (as hereinafter defined) of the Company are as follows:

Grantee	Date of Grant	Exercise Period	Exercise Price per Share	Number of Share Options 1 January 2005	Number of Share Options 31 December 2005
Stanley Ho	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	1,587,300	1,587,300
Pansy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783	10,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
Daisy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783	10,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
Ambrose So	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
Patrick Huen	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	10,078,870	10,078,870
Andrew Tse	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	10,078,870	10,078,870
Anthony Chan	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	10,078,870	5,078,870
Maisy Ho	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
David Shum	22 September 2004	22 September 2004 to 21 September 2014	HK$4.20	5,000,000	5,000,000
Aggregate total of employees	8 July 2004	8 July 2004 to 7 July 2009	HK$3.95	918,800	918,800

Notes:

(i) The share option scheme of the Company adopted on 18 May 1993 (the 1993 share option scheme) was terminated on 31 May 2002 and no further options could be offered but the outstanding options granted shall continue to be valid and exercisable in accordance with its provisions. A new share option scheme was adopted on 31 May 2002 (the 2002 share option scheme).

(ii) 5,000,000 share options of Mr. Anthony Chan granted under the 2002 share option scheme were exercised during the year ended 31 December 2005. The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$7.50.

(iii) No share option was granted, cancelled or lapsed during the year ended 31 December 2005.

(iv) Save as described above, as at 31 December 2005, none of the Directors or their spouse or children under 18 years of age were granted or exercised any rights to subscribe for any equity or debt securities of the Company or any of its associated corporations under the share option schemes.

(v) Summary of the share option schemes, disclosed in accordance with the Listing Rules was as follows:

		The 2002 Share Option Scheme	The 1993 Share Option Scheme
1)	Purpose of the share option schemes	To attract and retain the best quality personnel, to provide additional incentives to participants so as to promote the long-term financial success of the Group	As incentive to employees
2)	Participants of the share option schemes	(a) any employee or any business related consultant, agent, representative or advisor of the Company or any affiliate; (b) any person who provides goods or services to the Company or any affiliate; (c) any customer of the Company or any affiliate; or (d) any business ally or joint venture partner of the Company or any affiliate	Eligible employees including executive directors
3)	Total number of shares available for issue under the share option schemes and % on issued share capital as at 31 December 2005	194,243,391 shares (9.33%)	N/A
4)	Maximum entitlement of each participant under the share option schemes	In any 12-month period: (a) 1% of the issued share capital (excluding substantial shareholders and independent non-executive directors) (b) 0.1% of the issued share capital and not exceed HK$5 million in aggregate value (for substantial shareholders and independent non-executive directors)	25% of the aggregate of all shares subject to the share option scheme
5)	The period within which the shares must be taken up under an option	The board of directors may in its absolute discretion determine save that such period shall not expire later than 10 years from the date of grant	Such period as the Company may in its discretion determine save that such period shall not expire later than 10 years from the date of grant
6)	The minimum period for which an option must be held before it can be exercised	N/A	N/A
7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be repaid	Upon acceptance of the option, the grantee shall inform the Company together with HK$1 by way of consideration for the grant within 28 days from the date of offer	Upon acceptance of the option, the grantee shall inform the Company together with HK$1 by way of consideration for the grant within 21 days from the date of offer
8)	The basis of determining the exercise price	The exercise price is determined by the directors and being not less than the higher of: (a) the closing price of the shares on the date of offer; (b) the average closing prices of the existing shares for the 5 trading days immediately preceding the date of offer; and (c) the nominal value thereof	The exercise price is determined by the directors and being not less than the greater of: (a) 80% of the average closing prices of the shares of the Company on The Stock Exchange of Hong Kong Limited on the 5 trading days immediately preceding the date of offer of such option; and (b) the nominal value thereof
9)	The remaining life of the share option schemes	The scheme remains in force until 31 May 2012	The scheme was terminated on 31 May 2002

e) Substantial shareholders

As at 31 December 2005, the register of interests or short positions in shares kept under Section 336 of the SFO shows that, other than the interests of Directors as set out above, the following shareholders were interested in 5% or more of the issued share capital of the Company:

Name of Shareholder	Note	Nature of Interests	Ordinary Shares of HK$0.25 each	Approximate Percentage of Interests
Shun Tak Shipping Company, Limited (STS) and its subsidiaries	(ii)	Interests in issued shares	308,057,215	14.80%
Sociedade de Turismo e Diversões de Macau, S.A. (STDM) and its subsidiary	(iii)	Interests in issued shares	263,667,107	12.66%
Alpha Davis Investments Limited (ADIL)	(iv)	Interests in unissued shares	148,883,374	7.15%
Innowell Investments Limited (IIL)	(iv)	Interests in unissued shares	148,883,374	7.15%
Megaprosper Investments Limited (MIL)	(iv)	Interests in unissued shares	148,883,374	7.15%

Notes:

(i) As at 31 December 2005, the total number of issued shares of the Company is 2,082,018,240.

(ii) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Ms. Pansy Ho and Ms. Daisy Ho have beneficial interests in and are directors of STS. Mrs. Mok Ho Yuen Wing, Louise has beneficial interests in STS.

(iii) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Mr. David Shum have beneficial interests in STDM. Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung (appointed representative of a corporate director), Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Mr. David Shum are directors of STDM.

(iv) ADIL is entitled to interests in 148,883,374 unissued shares of the Company which will be issued upon completion of the Acquisition as described in the Company's circular dated 17 December 2004. ADIL is owned as to 47% by IIL and 53% by MIL. IIL is wholly-owned by Dr. Stanley Ho. MIL is owned as to 51% by Ms. Pansy Ho, 39% by Ms. Daisy Ho and 10% by Ms. Maisy Ho. Accordingly, the interests of IIL and MIL in the Company duplicate the interests of ADIL in the Company as described above. Dr. Stanley Ho is a director of ADIL and IIL and Ms. Pansy Ho and Ms. Daisy Ho are directors of ADIL, IIL and MIL.

(v) All the interests disclosed above represent long position in the shares of the Company.

(vi) Save as disclosed above, no other person (other than the Directors of the Company) had any interests or short positions in the shares and underlying shares as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at 31 December 2005.

Purchase, Sale or Redemption of Listed Securities

In December 2005, the Company repurchased 3,008,000 of its own ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$19,654,000. The highest and lowest prices paid per share were HK$6.60 and HK$6.40 respectively. The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares.

Save as disclosed above, there was no purchase, sale or redemption by the Company, or any of its subsidiaries of the Company's listed securities during the year ended 31 December 2005.

Directors' Right to Acquire Shares or Debentures

Except for the above mentioned share option schemes and shares to be issued to Alpha Davis Investments Limited as stated in item 7 of Connected Transactions in the Report of the Directors in the 2004 annual report and shares to be issued to Classic Time Development Limited as stated in item 6 of Connected Transactions in the Report of the Directors in this annual report, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company or any of their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Service Contract of Directors

No Director being proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

Management Contract

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this annual report.

Summary of the Results, Assets and Liabilities

A summary of the results, assets and liabilities of the Group for the last five financial years is shown on pages 131 to 132.

Auditors

The financial statements for the year were audited by H.C. Watt & Company Limited. A resolution will be put to the forthcoming annual general meeting to re-appoint H.C. Watt & Company Limited as auditors of the Company.

By order of the Board

Stanley Ho
Group Executive Chairman
24 April 2006

The Board of Directors of the Company (the "Board") is committed to the principles of good corporate governance standards and procedures. This report addresses the status of the Company's compliance with the principles and provisions of the new Code on Corporate Governance Practices ("Code"), which came into effect for the reporting financial year after 1 January 2005.

Statement by the Directors on Corporate Governance Policies and Compliance with the Provisions of the Code

The Company's Articles of Association were amended on 14 June 2005 to provide that every Director, including non-executive Directors appointed for a specific term of three years, shall be subject to retirement by rotation at least once every three years. This is in accordance with Code Provision A.4.1 (which provides that non-executive directors should be appointed for a specific term, subject to re-election) and Code Provision A.4.2 (which requires retirement by rotation once every three years). On 14 June 2005, the Board also set up a Remuneration Committee (comprising three independent non-executive Directors, a Managing Director, and a Deputy Managing Director) to review human resource issues and to make recommendations to the Board. This is in accordance with Code Provision B.1.1 which requires companies to have a formal and transparent procedure for setting policy on executive directors' remuneration and fixing the remuneration packages for all directors.

The Listing Rules require every listed company to report how it applies the principles in the Code and to confirm that it complies with Code provisions or to provide an explanation where it does not. The Company is committed to maintaining high standards of corporate governance. In the opinion of the Directors, having taken the steps above and in conjunction with corporate governance procedures already in place, the Company has complied with the Code throughout the year ended 31 December 2005.

Board Composition and Board Practices

The key principles of good governance require the Company to have an effective Board which is collectively responsible for its success. The Board is also responsible for setting the Company's values and aims with the objective of enhancing shareholder value. Non-executive Directors have a particular responsibility in overseeing the development of the Company, scrutinizing management performance, and advising on critical business issues. The Board is satisfied that it has met these requirements.

The Listing Rules require every listed issuer to have a balanced board of executive and non-executive directors such that no individual or small group can dominate the Board's decision making process. The Board of the Company comprises a total of 14 members, with a Group Executive Chairman ("Chairman"), a Managing Director, a Deputy Managing Director, six executive Directors, and five non-executive Directors, of whom three are independent non-executive Directors. The Board is well-balanced between executive and non-executive Directors and possesses a diverse range of relevant skills to further the interests of shareholders. Independent non-executive Directors possess a range of experience and are of high caliber to ensure the interests of all shareholders of the Company are taken into account and that key issues vital to the success of the Company are subjected to independent and objective consideration by the Board. Brief biographies of each board member and the relationship among board members can be found in the section headed "Management Profile" in this annual report.

Pursuant to the Listing Rules, the Company has received confirmation from each independent non-executive Director about his independence. As at 31 December 2005, each independent non-executive Director had re-affirmed his independent status, and the Company is satisfied as to this.

With respect to the re-election of Board members, all of the Company's Directors (including non-executive Directors) are subject to retirement by rotation once every three years. Non-executive Directors are appointed for a specific term of three years from the date of the last annual general meeting during which the non-executive director was re-elected as a Director. This is in accordance with the Company's Articles of Association, which were amended during the reporting period. Sir Roger Lobo, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Mr. Patrick Huen and Ms. Maisy Ho will retire and will offer themselves for re-election at the forthcoming annual general meeting of the Company.

The Code requires a formal and transparent procedure for the appointment of new Directors to the Board and recommends a nomination committee. The Company does not have a nomination committee, which is the practice followed by some listed companies. However, the Board believes it currently has adequate measures to ensure new appointments (nil in 2005) will be made on merit and against objective criteria. Candidates to be selected and recommended will be experienced and high caliber individuals. All candidates must be able to meet the standards as set forth in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an independent non-executive Director should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In order to ensure the Board works effectively and discharges its responsibilities, all members of the Board have full and timely access to relevant information and are properly briefed on issues arising for discussion at Board meetings. The role of establishing the meeting agenda has been delegated to the Company Secretary and each Director may request inclusion of items on the agenda. Information packages containing analysis and background material are circulated not less than three days in advance of Board meeting to enable the Directors to make informed decisions. Members of the Board also have full access to the Company Secretary who has the responsibility to keep the Directors informed of corporate governance issues and changes in the regulatory environment and ensure board procedures are in compliance with the Code and other statutory requirements. The Board is provided with sufficient resources to discharge their duties and if required, individual Directors may retain outside advisers, at the Company's expense, to provide advice on any specific matter. In situations where Directors have a conflict of interest in matters to be considered by the Board, the relevant matter will be dealt with at a board meeting. Furthermore, it is the Company's practice that Directors shall abstain from voting on any Board resolution in which they have a material interest and that they shall not be counted in the quorum present at the Board meeting.

An open atmosphere exists for Directors to contribute alternative views at meetings and major decisions are taken after a full discussion at Board meetings. Minutes of Board meetings and committee meetings are recorded in detail and draft minutes are circulated to all Directors and committee members for comment before approval. Minutes of the Board meetings and committee meetings are kept by the Company Secretary and are open for inspection by Directors.

In the course of discharging the Board's duties, each newly-appointed Director is offered training on key areas of business operations and practices of the Company. Newly appointed Directors are offered orientation materials that set out the duties and responsibilities of Directors under the Listing Rules, related ordinances and relevant regulatory requirements of Hong Kong. The Company also encourages its Directors to participate in relevant professional development courses to continually update their relevant skills.

The positions of the Chairman and the Managing Directors are distinct and separate. A clear separation is maintained between the responsibilities of the Chairman and the Managing Directors with the former being mainly responsible for the leadership of the Board while the latter are responsible for the overall performance of the Company.

The Board, headed by Dr. Stanley Ho, is responsible for overseeing the Company's strategic development and setting appropriate policies to manage risks in pursuit of the Company's strategic objectives as well as scrutinizing operating and financial performance.

Management is accountable to the Board of Directors and is principally responsible for day-to-day operations. The Managing Director and the Deputy Managing Director, working with other Executive Directors and the executive management team, are responsible for (i) managing the business of the Company; (ii) formulating policies for consideration of the Board; (iii) carrying out and implementing the strategies adopted by the Board; (iv) making recommendations on strategic planning, operating plans, major projects and business proposals; and (v) assuming full accountability to the Board for the operations of the Company. The Directors conduct regular meetings with the senior management of the Company and its subsidiaries and associated companies at which operational issues and financial performance are evaluated.

Twelve full Board meetings were held during the year. Additional meetings were held when required by circumstances. All Directors have fully and actively participated in the affairs of the Board. Attendance by Directors at Board meetings and committee meetings is shown below.

Directors	Full Board	Audit Committee	Remuneration Committee
	(No. of Attendance / No. of Meeting)		
Group Executive Chairman			
Stanley Ho	7/12	—	—
Non-executive Directors			
Cheng Yu Tung	1/12	—	—
Mok Ho Yuen Wing, Louise	11/12	2/2	—
Independent Non-executive Directors			
Roger Lobo	11/12	2/2	1/1
Robert Kwan	6/12	2/2	1/1
Norman Ho	12/12	2/2	1/1
Managing Director			
Pansy Ho	11/12	—	1/1
Deputy Managing Director			
Daisy Ho	12/12	—	1/1
Executive Directors			
Ambrose So	4/12	—	—
Patrick Huen	10/12	—	—
Andrew Tse	8/12	—	—
Anthony Chan	9/12	—	—
Maisy Ho	12/12	—	—
David Shum	12/12	—	—

Model Code for Securities Transactions

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the Model Code throughout the year ended 31 December 2005.

Board Committee

A number of Board Committees have been established by the Board to help with the discharge of its responsibilities.

Remuneration Committee

According to the Code, the Company is required to set up a remuneration committee with a majority of the members being independent non-executive Directors. To ensure full compliance with the Code, the Company established its remuneration committee on 14 June 2005. The Remuneration Committee consists of Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho (the three independent non-executive Directors), Ms. Pansy Ho (the Managing Director) and Ms. Daisy Ho (the Deputy Managing Director). Ms. Pansy Ho is the Chairman of this committee. Meetings are held at least once per year and additional meetings may be held as required.

The principal role of the Remuneration Committee is to make recommendations to the Board on all aspects of the performance, employment, remuneration and incentives of the executive Directors and senior management. It sets the remuneration and incentives policy of the Company as a whole and approves the remuneration of senior staff in consultation with the Chairman and Managing Director. The emoluments of Directors, including basic salary and performance bonus, are based on each Director's skill, knowledge and involvement in the Company's affairs, the Company's performance and profitability, remuneration benchmark in the industry and the prevailing market conditions. The terms of reference of the Remuneration Committee are adopted by the Board. No Director has taken part in setting his or her own remuneration.

Directors' interests and short positions in shares, along with Directors' interests in contracts, are listed in the section headed "Report of the Directors" in this annual report. Directors' emoluments are listed in the "Notes to the Financial Statements" in this annual report.

Executive Committee

For the more efficient operation of the Board, an Executive Committee was established during the reporting period to make recommendations on the strategic aims, objectives and priorities of the Company and to consider and approve matters relating to the day-to-day operations of the Company. The Executive Committee consists of five members being Ms. Pansy Ho (the Managing Director), Ms. Daisy Ho (the Deputy Managing Director) and three Executive Directors (namely Mr. Patrick Huen, Ms. Maisy Ho and Mr. David Shum). Ms. Pansy Ho is the Chairman of this committee. There is no minimum number of meetings required throughout the reporting period. In 2005, seven meetings were held to discuss issues of relevance to the Board.

Audit Committee

The Audit Committee comprises Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho, being the three independent non-executive Directors, and Mrs. Mok Ho Yuen Wing, Louise, a non-executive Director. Mr. Robert Kwan is the Chairman of this committee. The Board reviewed the membership of the Audit Committee during the year and was satisfied that its members collectively possess adequate relevant financial experience to properly discharge its roles and responsibilities.

The Audit Committee meets at least twice a year and did so during the reporting period. The principal duties of the Audit Committee include reviewing the interim and year-end financial reports and assessing the effectiveness of the internal control system. Apart from the review of work done by the external and internal auditors, the Committee also considers and approves the annual audit and non-audit service fees. For the period ended 31 December 2005, the fees paid/ payable to the external auditor of the Company for providing non-audit services amounted to approximately HK$1.62 million, which included the following items:

- Interim review: HK$0.64 million;
- Review of connected transactions: HK$0.16 million;
- Advisory services on financial reporting: HK$0.30 million;
- Taxation services: HK$0.28 million; and
- Others: HK$0.24 million.

Accountability and Audit

The Board is responsible for overseeing the preparation of financial statements of the Company. The Board is mindful of its responsibility to present a balanced and clear assessment of the Company's financial position and prospects. The Board is satisfied that it has properly discharged this obligation.

In preparing the accounts for the year ended 31 December 2005, the Directors have selected suitable accounting policies and applied them consistently. The Directors also made judgments and estimates that are prudent and reasonable and have prepared the accounts on a going concern basis. The Company has announced its interim and annual results in a timely manner after the end of the relevant periods, as laid down in the Listing Rules.

The statement from the Auditors of the Company about their reporting responsibilities on the financial statements of the Company is set out in the "Report of the Auditors" in this annual report.

The Code requires the Company to maintain a sound system of internal control to safeguard the Company's assets. The Board acknowledges the importance of this ultimate responsibility and, through the Audit Committee, has reviewed the effectiveness of the system, covering all key controls. The Audit Committee had unrestricted access to information to allow evaluation of all key aspects of the Company's governance process and controls. As the need arises, ad-hoc reviews or investigations are carried out. During the reporting period, no suspected frauds and irregularities, internal control deficiencies or suspected infringement of laws, rules and regulations have come to the Committee's attention which would cause the Committee to believe that the system of internal controls is inadequate. Through this review, the Board is satisfied that the Company has in 2005 fully complied with the Code provisions on internal controls.

The Company's system of controls has been designed to assist in (i) achievement of business objectives; (ii) safeguarding assets against unauthorized use or dispositions; (iii) the maintenance of proper accounting records for the provision of reliable financial information; and (iv) compliance with relevant legislation and regulations. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss and to manage, rather than eliminate, risks of failure in operational systems and achievement of the Company's objectives.

The key procedures that the Board established to provide effective internal controls include (i) a defined management structure with clear lines of responsibility and limits of authority; (ii) effective financial reporting controls to ensure the recording of complete, accurate and timely accounting and management information; and (iii) risk based internal audit approach that focuses on areas of the Company's activities with the greatest perceived risk.

Corporate Communication

The Code requires the Company to have a dialogue with shareholders. It is the responsibility of the Board as a whole to ensure that satisfactory dialogue takes place. The primary communication channel between the Company and its shareholders is through the publication of interim and annual reports. The Company's Registrars serve the shareholders with respect to all share registration matters. The Company's annual general meeting provides a further opportunity for investors to exchange views with the Board.

The Company is committed to maintaining open dialogue with the investment community in order to increase understanding of the Company's strategy, operations and management. In order to promote good investor relations and communications through regular meetings with institutional shareholders and analysts, an investor relations department was set up in 2005. In particular, the Company participated in regular one-on-one meetings, a number of roadshows and investor conferences organized by various investment banks during 2005.

Separate resolutions are proposed at general meetings on each substantially separate issue, including the election of individual Directors. Details of the poll voting procedures and rights of shareholders to demand a poll are included in the circular to shareholders dispatched together with the annual report. The circular also includes relevant details of proposed resolutions, including biographies of each candidate standing for re-election and whether such candidates are considered to be independent.

Looking Forward

The Company will continue to review its corporate governance standards on a timely basis. The Board will also endeavor to take necessary and appropriate actions to ensure compliance with the required practices and standards including the provisions of the Code.

To The Shareholders of Shun Tak Holdings Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 54 to 130 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

H.C. Watt & Co. Ltd.

H.C. Watt & Company Limited
Certified Public Accountants
Room 1903, New World Tower, 18 Queen's Road Central, Hong Kong

Henry C.H. Chui, Auditor
Practising Certificate Number P599
24 April 2006

Consolidated Profit and Loss Account

For the year ended 31 December

	Note	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Turnover	4	**2,489,018**	3,749,130
Other revenues	4	**152,211**	100,604
Other income	5	**18,667**	105,342
		2,659,896	3,955,076
Cost of inventories sold or consumed		**(740,272)**	(1,692,944)
Staff costs		**(544,013)**	(555,857)
Depreciation and amortisation		**(132,634)**	(163,022)
Other costs		**(769,643)**	(667,440)
Fair value changes on investment properties		**134,483**	—
Operating profit	6	**607,817**	875,813
Finance costs	8	**(33,725)**	(12,850)
Investment loss	9	**—**	(48,543)
Share of results of associates		**71,605**	65,382
Share of results of jointly controlled entities		**(1,438)**	(2,409)
Profit before taxation		**644,259**	877,393
Taxation	10	**(63,266)**	(79,489)
Profit after taxation		**580,993**	797,904
Attributable to:			
Equity holders of the Company		**364,390**	480,303
Minority interests		**216,603**	317,601
		580,993	797,904
Dividends	11	**146,142**	231,323
Earnings per share (HK cents)	12		
– basic		**17.5**	23.7
– diluted		**16.8**	22.7

The notes on pages 63 to 130 form an integral part of these financial statements. The Report of the Auditors is on page 53.

Consolidated Balance Sheet

At 31 December

	Note	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Non-current assets			
Property, plant and equipment	13	**936,855**	924,367
Investment properties	14	**2,912,255**	2,756,359
Leasehold land	15	**601,782**	615,347
Associates	17	**196,955**	67,028
Jointly controlled entities	18	**14,553**	14,191
Goodwill	19	**2,275**	—
Investments	20	—	914,584
Available-for-sale investments	21	**1,057,684**	—
Mortgage loans receivable	22	**283,099**	973,563
Deferred tax assets	10	**11,285**	2,725
Other non-current assets	23	**370,951**	326,802
		6,387,694	6,594,966
Current assets			
Properties under development	24	**1,026,554**	909,521
Inventories	25	**235,674**	451,201
Trade and other receivables	26	**303,049**	236,955
Investments	20	—	77,657
Available-for-sale investments	21	**29,038**	—
Derivative financial instruments	27	**5,363**	—
Taxation recoverable		**4,169**	685
Cash and bank balances	28	**3,864,250**	3,872,661
		5,468,097	5,548,680
Current liabilities			
Bank borrowings	29	**166,995**	784,329
Trade and other payables	30	**519,243**	535,661
Provision for employee benefits	31	**28,222**	27,940
Taxation payable		**65,211**	73,492
		779,671	1,421,422
Net current assets		**4,688,426**	4,127,258
Total assets less current liabilities		**11,076,120**	10,722,224

At 31 December

	Note	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Non-current liabilities			
Bank borrowings	29	**849,724**	495,423
Deferred tax liabilities	10	**158,412**	125,496
Loans from minority shareholders	32	**1,104,858**	1,576,084
		2,112,994	2,197,003
Net assets		**8,963,126**	8,525,221
Equity			
Share capital	33	**520,505**	520,007
Reserves	35	**6,530,298**	6,220,145
Proposed dividends		**93,691**	135,202
Equity attributable to equity holders of the Company		**7,144,494**	6,875,354
Minority interests		**1,818,632**	1,649,867
Total equity		**8,963,126**	8,525,221

Stanley Ho
Director

Cheng Yu Tung
Director

The notes on pages 63 to 130 form an integral part of these financial statements. The Report of the Auditors is on page 53.

Balance Sheet

At 31 December

	Note	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Non-current assets			
Property, plant and equipment	13	**1,047**	944
Subsidiaries	16	**20,100**	20,100
Associates	17	**250**	678
Jointly controlled entities	18	**7,803**	7,803
Investments	20	**—**	234,848
Available-for-sale investments	21	**234,723**	—
Other non-current assets	23	**3,562,720**	3,372,847
		3,826,643	3,637,220
Current assets			
Debtors, deposits and prepayments	26	**60,966**	7,940
Cash and bank balances	28	**2,596,287**	2,787,692
		2,657,253	2,795,632
Current liabilities			
Creditors, deposits and accrued charges	30	**1,055,966**	963,256
Provision for employee benefits	31	**7,642**	7,187
		1,063,608	970,443
Net current assets		**1,593,645**	1,825,189
Net assets		**5,420,288**	5,462,409
Equity			
Share capital	33	**520,505**	520,007
Reserves	35	**4,806,092**	4,807,200
Proposed dividends		**93,691**	135,202
Total equity		**5,420,288**	5,462,409

Stanley Ho
Director

Cheng Yu Tung
Director

The notes on pages 63 to 130 form an integral part of these financial statements. The Report of the Auditors is on page 53.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2005

	Equity attributable to equity holders of the Company													
	Share capital (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Capital reserve account (HK$'000)	Legal reserve account (HK$'000)	Investment property revaluation reserve account (HK$'000)	Investment revaluation reserve account (HK$'000)	Hedging reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Proposed dividends (HK$'000)	Total (HK$'000)	Minority interests (HK$'000)	Total equity (HK$'000)
At 31 December 2004														
– as originally stated	520,007	4,081,491	5,019	44,143	—	194,602	—	—	1,369	2,283,957	135,202	7,265,790	—	7,265,790
– effect of adopting new HKFRSs	—	—	—	(71,725)	—	(11,181)	—	—	(17)	(307,513)	—	(390,436)	1,649,867	1,259,431
– as restated	520,007	4,081,491	5,019	(27,582)	—	183,421	—	—	1,352	1,976,444	135,202	6,875,354	1,649,867	8,525,221
Effect of adopting new HKFRSs	—	—	—	27,582	21	(183,421)	—	(1,608)	—	230,762	—	73,336	(2,166)	71,170
At 1 January 2005, as restated	520,007	4,081,491	5,019	—	21	—	—	(1,608)	1,352	2,207,206	135,202	6,948,690	1,647,701	8,596,391
Fair value changes	—	—	—	—	—	—	14,648	17,679	—	—	—	32,327	23,820	56,147
Released upon derecognition of available-for-sale investments	—	—	—	—	—	—	(96)	—	—	—	—	(96)	—	(96)
Released upon derecognition of derivative financial instruments	—	—	—	—	—	—	—	(13,445)	—	—	—	(13,445)	(18,116)	(31,561)
Deferred tax charged for the year	—	—	—	—	—	—	—	(741)	—	—	—	(741)	(998)	(1,739)
Exchange translation differences	—	—	—	—	—	—	—	—	4,037	—	—	4,037	2,691	6,728
Share of reserves of associates	—	—	—	—	7,273	—	—	—	—	(6,358)	—	915	—	915
Income and expense recognised directly in equity	—	—	—	—	7,273	—	14,552	3,493	4,037	(6,358)	—	22,997	7,397	30,394
Profit for the year	—	—	—	—	—	—	—	—	—	364,390	—	364,390	216,603	580,993
Total recognised income and expense for the year	—	—	—	—	7,273	—	14,552	3,493	4,037	358,032	—	387,387	224,000	611,387
Exercise of share options	1,250	14,500	—	—	—	—	—	—	—	—	—	15,750	—	15,750
Expenses on issue of shares	—	(26)	—	—	—	—	—	—	—	—	—	(26)	—	(26)
Repurchase of shares	(752)	—	752	—	—	—	—	—	—	(19,578)	—	(19,578)	—	(19,578)
Expenses on repurchase of shares	—	—	—	—	—	—	—	—	—	(76)	—	(76)	—	(76)
Transfer	—	—	—	—	254	—	—	—	—	(254)	—	—	—	—
Deemed disposal of partial interest in a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	1	1
Dividends to minority shareholders	—	—	—	—	—	—	—	—	—	—	—	—	(53,070)	(53,070)
2004 final dividend for shares issued upon exercise of share options	—	—	—	—	—	—	—	—	—	(325)	325	—	—	—
2004 final dividend	—	—	—	—	—	—	—	—	—	—	(135,527)	(135,527)	—	(135,527)
2005 interim dividend	—	—	—	—	—	—	—	—	—	(52,126)	—	(52,126)	—	(52,126)
2005 final dividend	—	—	—	—	—	—	—	—	—	(93,691)	93,691	—	—	—
	498	14,474	752	—	7,527	—	14,552	3,493	4,037	191,982	(41,511)	195,804	170,931	366,735
At 31 December 2005	520,505	4,095,965	5,771	—	7,548	—	14,552	1,885	5,389	2,399,188	93,691	7,144,494	1,818,632	8,963,126

For the year ended 31 December 2004 (restated)

	Equity attributable to equity holders of the Company												Minority interests (HK$'000)	Total equity (HK$'000)
	Share capital (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Capital reserve account (HK$'000)	Legal reserve account (HK$'000)	Investment property revaluation reserve account (HK$'000)	Investment revaluation reserve account (HK$'000)	Hedging reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Proposed dividends (HK$'000)	Total (HK$'000)		
At 1 January 2004														
– as originally stated	485,608	3,795,658	5,019	47,823	—	13,150	—	—	975	2,012,083	67,985	6,428,301	—	6,428,301
– effect of adopting new HKFRSs	—	—	—	(71,725)	—	900	—	—	—	(284,619)	—	(355,444)	1,341,439	985,995
– as restated	485,608	3,795,658	5,019	(23,902)	—	14,050	—	—	975	1,727,464	67,985	6,072,857	1,341,439	7,414,296
Surplus on revaluation	—	—	—	—	—	188,482	—	—	—	—	—	188,482	49,151	237,633
Released upon disposal of a subsidiary	—	—	—	(3,680)	—	—	—	—	—	—	—	(3,680)	—	(3,680)
Released upon disposal of investment properties	—	—	—	—	—	(257)	—	—	—	—	—	(257)	(171)	(428)
Deferred tax charged for the year	—	—	—	—	—	(18,854)	—	—	—	—	—	(18,854)	(9,346)	(28,200)
Exchange translation differences	—	—	—	—	—	—	—	—	377	—	—	377	253	630
Income and expense recognised directly in equity	—	—	—	(3,680)	—	169,371	—	—	377	—	—	166,068	39,887	205,955
Profit for the year	—	—	—	—	—	—	—	—	—	480,303	—	480,303	317,601	797,904
Total recognised income and expense for the year	—	—	—	(3,680)	—	169,371	—	—	377	480,303	—	646,371	357,488	1,003,859
Conversion of convertible guaranteed bonds	31,848	264,972	—	—	—	—	—	—	—	—	—	296,820	—	296,820
Exercise of share options	2,551	21,065	—	—	—	—	—	—	—	—	—	23,616	—	23,616
Expenses on issue of shares	—	(204)	—	—	—	—	—	—	—	—	—	(204)	—	(204)
Consideration paid to a minority shareholder on disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(79)	(79)
Dividends to minority shareholders	—	—	—	—	—	—	—	—	—	—	—	—	(48,981)	(48,981)
2003 final dividend for shares issued upon conversion of convertible guaranteed bonds and exercise of share options	—	—	—	—	—	—	—	—	—	(2,567)	2,567	—	—	—
2003 final dividend	—	—	—	—	—	—	—	—	—	—	(70,552)	(70,552)	—	(70,552)
2004 interim dividend	—	—	—	—	—	—	—	—	—	(93,554)	—	(93,554)	—	(93,554)
2004 final dividend	—	—	—	—	—	—	—	—	—	(135,202)	135,202	—	—	—
	34,399	285,833	—	(3,680)	—	169,371	—	—	377	248,980	67,217	802,497	308,428	1,110,925
At 31 December 2004	520,007	4,081,491	5,019	(27,582)	—	183,421	—	—	1,352	1,976,444	135,202	6,875,354	1,649,867	8,525,221

Consolidated Cash Flow Statement

For the year ended 31 December

	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Operating activities		
Profit before taxation	**644,259**	877,393
Adjustments for:		
Depreciation and amortisation	**132,634**	163,022
Finance costs	**33,725**	12,850
Interest income	**(117,004)**	(26,952)
Dividend income from investments	**(96,067)**	(120,759)
Investment loss	**—**	48,543
Share of results of associates	**(71,605)**	(65,382)
Share of results of jointly controlled entities	**1,438**	2,409
Loss on disposal of property, plant and equipment	**1,472**	5,135
Profit on disposal of investment properties	**—**	(565)
Profit on disposal of interest in a subsidiary	**—**	(3,680)
Profit on disposal of interest in an associate	**(242)**	—
Gain on investments	**(1,401)**	(2,097)
Fair value changes on investment properties	**(134,483)**	—
Interest and redemption premium on convertible guaranteed bonds written back	**—**	(88,220)
Operating profit before working capital changes	**392,726**	801,697
Decrease in properties under development and inventories of properties, excluding net finance costs capitalised	**110,710**	1,409,598
(Increase)/decrease in other inventories	**(11,369)**	3,870
(Increase)/decrease in trade and other debtors, deposits and prepayments	**(59,101)**	786,824
Decrease in trade and other creditors, deposits and accrued charges	**(33,039)**	(222,361)
Increase in provision for employee benefits	**282**	3,419
Cash generated from operations	**400,209**	2,783,047
Total income taxes paid	**(52,154)**	(22,217)
Net cash from operating activities	**348,055**	2,760,830

	Note	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Investing activities			
Purchase of property, plant and equipment		**(133,010)**	(27,966)
Purchase of investment properties		**(13,761)**	(1,967)
Advances to associates		**(35,000)**	(5,125)
Repayments from associates		**8,067**	1,500
Capital contribution to a jointly controlled entity		**(1,800)**	(2,831)
Capital refund from a jointly controlled entity		**—**	3,900
Advances to jointly controlled entities		**(2,610)**	(452)
Repayments from jointly controlled entities		**—**	4,000
Acquisition of investments and other financial instruments		**(218,567)**	(81,588)
Advances from investee companies		**60,543**	99,980
New mortgage loans		**—**	(23,328)
Repayments of mortgage loans		**697,579**	664,442
Acquisition of interest in an associate		**(2,800)**	—
Acquisition of interest in a subsidiary	36(a)	**(2,200)**	—
Proceeds on disposal of interests in subsidiaries			
(net of cash and cash equivalents disposed of)	36(b)	**—**	(79)
Proceeds on deemed disposal of partial interest in a subsidiary		**1**	—
Proceeds on disposal of an associate		**560**	—
Proceeds on disposal of investments and other financial instruments		**52,500**	9,781
Proceeds on disposal of property, plant and equipment		**55**	49
Proceeds on disposal of investment properties		**—**	5,055
Decrease in bank deposits with a maturity over three months		**750**	35,250
Interest received		**129,563**	63,477
Dividends received from investments		**35,524**	5,216
Dividends received from associates		**21,977**	29,273
Net cash from investing activities		**597,371**	778,587

For the year ended 31 December

	Note	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Financing activities			
New loans		**527,856**	100,000
Repayments of loans		**(1,114,674)**	(1,082,240)
Proceeds from issue of shares		**15,750**	23,616
Expenses paid on issue of shares		**(26)**	(204)
Repurchase of shares		**(19,578)**	—
Expenses paid on repurchase of shares		**(76)**	—
Interest paid		**(176,902)**	(16,045)
Dividends paid to shareholders		**(187,571)**	(163,958)
Dividends paid to minority shareholders		**(42,630)**	(48,980)
Net cash used in financing activities		**(997,851)**	(1,187,811)
Net (decrease)/increase in cash and cash equivalents		**(52,425)**	2,351,606
Effect of foreign exchange rates changes		**455**	23
Cash and cash equivalents at 1 January		**3,929,801**	1,578,172
Cash and cash equivalents at 31 December	36(c)	**3,877,831**	3,929,801

The notes on pages 63 to 130 form an integral part of these financial statements. The Report of the Auditors is on page 53.

Note 1 Statement of Compliance

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs, which also include Hong Kong Accounting Standards (HKASs) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Note 2 Principal Accounting Policies

a) Basis of preparation

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties, certain available-for-sale investments and derivative financial instruments, which are stated at fair value.

The HKICPA has issued a number of new HKFRSs which are effective for accounting periods beginning on or after 1 January 2005. The Group has adopted the following HKFRSs issued up to 31 December 2005 which are pertinent to its operations and relevant to the financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-Int 21	Income Taxes — Recovery of Revalued Non-Depreciable Assets
HK-Int 2	The Appropriate Accounting Policies for Hotel Properties
HK-Int 3	Revenue — Pre-completion Contracts for the Sale of Development Properties
HK-Int 4	Leases — Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The impact of adopting these HKFRSs is described in note 3 to the financial statements.

Note 2 Principal Accounting Policies (Continued)

b) Basis of consolidation

The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to 31 December each year. Results of subsidiaries are consolidated from the acquisition date, being the date on which the Group obtains control, until the date such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent interests of outside shareholders in the results and net assets of the Company's subsidiaries.

c) Goodwill

(i) For the year ended 31 December 2005

Goodwill arising on the acquisition of subsidiaries, associates and jointly controlled entities is initially measured at cost, being the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill arising on the acquisition of subsidiaries is recognised in the consolidated balance sheet as an asset, and in the case of associates and jointly controlled entities, goodwill is included in the carrying amount thereof rather than as a separately identified asset on the consolidated balance sheet.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

On acquisition of subsidiaries, associates and jointly controlled entities, if the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity being acquired recognised as at the date of acquisition exceeds the cost of acquisition, the Group shall reassess the identification and measurement of the identifiable assets, liabilities and contingent liabilities of that entity and the measurement of the cost of acquisition, and recognise immediately in the consolidated profit and loss account any excess remaining after that reassessment.

On disposal of cash-generating units, associates and jointly controlled entities, any attributable amount of purchased goodwill is included in the calculation of the profit and loss on disposal.

(ii) For the year ended 31 December 2004

Goodwill or negative goodwill arising on consolidation represents the excess or deficit of cost of acquisition of subsidiaries, associates and jointly controlled entities over the Group's share of the fair value ascribed to the identifiable assets and liabilities acquired at the date of acquisition.

Goodwill is capitalised and amortised on a straight-line basis over its estimated useful life not exceeding 20 years. Goodwill arising on the acquisition of subsidiaries is recognised in the consolidated balance sheet as an asset, and in the case of associates and jointly controlled entities, goodwill is included in the carrying amount thereof rather than as a separately identified asset on the consolidated balance sheet. In both cases, goodwill is measured at cost less any accumulated amortisation and any accumulated impairment losses.

Note 2 Principal Accounting Policies (Continued)

c) Goodwill (Continued)

(ii) For the year ended 31 December 2004 (Continued)

Negative goodwill which relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the profit and loss account. In respect of subsidiaries, any negative goodwill not yet recognised in the consolidated profit and loss account is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as goodwill. In respect of associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of interests in subsidiaries, associates and jointly controlled entities, any attributable amount of purchased goodwill not previously amortised through the profit and loss account or which has previously been dealt with as a movement in reserve is included in the calculation of the profit or loss on disposal.

d) Subsidiaries

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable. In the Company's balance sheet, interests in subsidiaries are stated at cost less any accumulated impairment losses.

e) Associates

Associates are accounted for using the equity method in the consolidated financial statements. They are initially recorded at cost and adjusted thereafter for the post-acquisition changes in the Group's share of net assets of associates, less any accumulated impairment losses. The Group's share of post-acquisition results and reserves of associates are recognised in the consolidated profit and loss account and consolidated reserves respectively.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are accounted for by the Company on the basis of dividends received and receivable. In the Company's balance sheet, interests in associates are stated at cost less any accumulated impairment losses.

Note 2 Principal Accounting Policies (Continued)

f) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

(i) Jointly controlled entities

A jointly controlled entity is a joint venture that involves the establishment of a separate entity in which the Group and other venturers have an interest and exercise joint control in accordance with contractual arrangements.

Jointly controlled entities are accounted for using the equity method in the consolidated financial statements. They are initially recorded at cost and adjusted thereafter for the post-acquisition changes in the Group's share of net assets of jointly controlled entities, less any accumulated impairment losses. The Group's share of post-acquisition results and reserves of jointly controlled entities are recognised in the consolidated profit and loss account and consolidated reserves respectively.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable. In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any accumulated impairment losses.

(ii) Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers is recognised in the balance sheet and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognised in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

g) Revenue recognition

Major categories of revenues are recognised in the financial statements on the following bases:

Revenue from sale of completed properties is recognised upon completion of sale agreements. Revenue from ship passenger operations is recognised upon the departure of each trip of vessel. Revenue from sale of fuel is recognised upon delivery to customers. Revenues from travel agency services, repairing services and management services are recognised upon provision of services. Rental income is recognised on a straight-line basis over the lease terms. Dividend income is recognised when the right to receive payment is established. Interest income is recognised on a time proportion basis on the principal outstanding and at the effective interest rate applicable. Revenue from sale of investments is recognised on trade dates.

Note 2 Principal Accounting Policies (Continued)

h) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

The profit or loss arising from the derecognition of an item of property, plant and equipment is the difference between the net sale proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account.

Depreciation is provided to write off the cost of the assets, over their estimated useful lives and after taking into account their estimated residual values, using the straight-line method, at the following annual rates:

Leasehold buildings	1.7% – 2% or over the remaining lease terms, if shorter
Vessels and pontoons	5% – 6.7%
Other assets	5% – 33.3%

The useful lives and residual values of the assets are reviewed, and adjusted if appropriate, at each balance sheet date.

i) Investment properties

(i) For the year ended 31 December 2005

Investment properties are properties held to earn rentals or for capital appreciation or both. Such properties are not depreciated, and are measured initially at cost including transaction costs and thereafter stated at fair value, determined on the basis of professional valuation reflecting market conditions at each balance sheet date. Any changes in fair value are recognised in the profit and loss account. A property interest under an operating lease which is held for the above purposes is classified and accounted for as an investment property.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The profit or loss arising from the derecognition of an investment property is the difference between the net sale proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account.

(ii) For the year ended 31 December 2004

Investment properties are interests in land and buildings in respect of which construction work has been completed and are intended to be held for long-term rental income generating purposes. Investment properties are stated at their open market values based on an annual professional valuation at the balance sheet date. Surpluses arising on revaluations are credited to the investment property revaluation reserve account and deficits arising on revaluations are firstly set off against any previous revaluation surpluses and thereafter taken to the profit and loss account on a portfolio basis. Any subsequent revaluation surpluses are credited to the profit and loss account to the extent of the deficits previously charged. On disposal of an investment property, related revaluation surpluses or deficits previously taken to the revaluation reserve account are transferred to the profit and loss account.

Note 2 Principal Accounting Policies (Continued)

j) **Leasehold land**

Leasehold land comprises upfront payments to acquire long-term interest in lessee-occupied properties. Leasehold land is stated at cost and amortised over the period of the leases on a straight-line basis to the profit and loss account. Leasehold land relating to investment properties, properties under development and inventories of properties is not amortised and is included as part of the cost of such properties.

k) **Properties under development**

Properties under development for long-term purposes are shown as property, plant and equipment and are stated at cost less any accumulated impairment losses. Properties under development for sale are shown under current assets and are stated at cost less any accumulated impairment losses. Cost includes cost of land and development, construction expenditure incurred and attributable finance costs capitalised during the development period. No amortisation or depreciation is provided on properties under development.

l) **Inventories**

Inventories are stated at the lower of cost and net realisable value. In respect of unsold properties, cost is determined by apportionment of the total development costs, including land and development cost, construction expenditure incurred and finance costs capitalised, attributable to unsold properties. Net realisable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions. In respect of other inventories, cost, comprising purchase cost from suppliers, is determined on first-in-first-out basis or the weighted average basis for different inventories. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

m) **Investments**

(i) For the year ended 31 December 2005

Investments in liquid funds and securities, other than investments in subsidiaries, associates and jointly controlled entities, are classified either as investments at fair value through profit or loss if they are held for trading or as available-for-sale investments.

Purchases and sales of investments are recognised and derecognised using trade date accounting. Investments are derecognised when the contractual rights to the cash flows from the investments have expired or have been transferred and the Group has transferred substantially the risks and rewards of ownership.

Investments at fair value through profit or loss are initially recognised at fair value with transaction costs recognised as expenses and subsequently stated at fair value. Unrealised gains and losses from changes in fair value, including exchange differences, are recognised in the profit and loss account. Upon disposal of an investment, the difference between its carrying amount and the net sale proceeds is included in the calculation of the profit or loss on disposal.

Available-for-sale investments are initially recognised at fair value plus transaction costs and subsequently stated at fair value, or in the case of investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are subsequently stated at cost less any accumulated impairment losses. Unrealised gains and losses from changes in fair value are recognised in investment revaluation reserve, except for impairment losses and in the case of monetary investments, exchange differences which are recognised in the profit and loss account. Upon disposal of an investment, the difference between its carrying amount and the net sale proceeds and any cumulative fair value changes in investment revaluation reserve are included in the calculation of the profit or loss on disposal.

Note 2 Principal Accounting Policies (Continued)

m) Investments (Continued)

(i) For the year ended 31 December 2005 (Continued)

Available-for-sale investments are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

For available-for-sale investments carried at cost, the impairment loss is measured as the difference between the carrying amount of the investment and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses in respect of available-for-sale investments carried at cost are not reversed.

For available-for-sale investments carried at fair value, the cumulative losses that had been recognised directly in equity is removed from equity and is recognised in the profit and loss account. The amount of the cumulative losses that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that asset previously recognised in the profit and loss account.

Impairment losses in respect of available-for-sale equity securities carried at fair value are not reversed through the profit and loss account. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities carried at fair value are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in the profit and loss account.

(ii) For the year ended 31 December 2004

Investments in securities are classified as investment securities and other investments.

Investment securities are securities which are intended to be held on a continuing basis, and which are held for an identified long-term purpose documented at the time of acquisition or change of purpose and are clearly identifiable for the documented purpose.

Investment securities are recognised as assets from the date on which the Group is bound by the contract which gives rise to them and are included in the balance sheet at cost less provision for impairment loss which is other than temporary. Such provision is determined for each investment individually. Provisions are recognised as an expense immediately and are written back to the profit and loss account when the circumstances and events that lead to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

Liquid funds which are investments in cash and cash equivalents and other investments are stated at fair value in the balance sheet. Changes in fair value are dealt with in the profit and loss account.

The profit or loss on disposal is accounted for in the period in which the disposal occurs as the difference between the sale proceeds and the carrying amount of the investments.

Note 2 Principal Accounting Policies (Continued)

n) **Trade and other receivables**

Trade and other receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any accumulated impairment losses unless the effect of discounting would be immaterial, in which case they are stated at cost less any accumulated impairment losses. A provision for impairment (note 2(z)) of trade and other receivables is made when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

o) **Derivative financial instruments**

Derivatives are initially recognised at fair value on the date derivative contracts are entered into and are subsequently measured at their fair value. Changes in fair value of derivatives that did not qualify for hedge accounting are recognised immediately in the profit and loss account.

A cash flow hedge is where a derivative is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction. The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

The cumulative gain or loss in equity is recycled in the profit and loss account in the period when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a liability, such gain or loss is transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, the cumulative gain or loss in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, such cumulative gain or loss is immediately transferred to the profit and loss account.

Derivatives embedded in non-derivative host contracts are separated from the relevant host contracts and deemed as held for trading when the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts and when the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as financial assets at fair value through profit or loss.

p) **Cash and cash equivalents**

Cash and cash equivalents comprise cash on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

q) **Bank borrowings**

Bank borrowings are initially recognised at cost, being the fair value of the consideration received net of transaction costs associated with the borrowings. After initial recognition, bank borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any transaction costs, and any discount or premium on settlement. Gains and losses are recognised in the profit and loss account when the liabilities are derecognised as well as through the amortisation process.

Note 2 Principal Accounting Policies (Continued)

r) Trade and other payables

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, unless the effect of discounting would be immaterial, in which case they are stated at cost.

s) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition, other than in a business combination, of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in jointly controlled entities, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the assets to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

t) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental income and expenses under operating leases are credited and charged respectively to the profit and loss account on a straight-line basis over the terms of the leases.

u) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

Note 2 Principal Accounting Policies (Continued)

v) Capitalisation of borrowing costs

Borrowing costs are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalisation of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale. The capitalisation rate for the year is based on the cost of the related borrowings less related interest income.

w) Foreign currencies

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account.

On consolidation, the assets and liabilities of those foreign subsidiaries, associates and jointly controlled entities that have a functional currency different from the presentation currency of the Group are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date, and their profit and loss accounts are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are recognised in exchange reserve. On disposal of a foreign entity, the cumulative exchange difference which relates to that entity is included in the calculation of the profit or loss on disposal.

x) Employee benefits

Cost of accumulating compensated absences is recognised as an expense in the profit and loss account and measured based on the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

Obligations for contributions to defined contribution retirement plans, including contributions payable under the Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred.

y) Related parties

A party is considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party, exercise significant influence over the party or has joint control over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties include individuals being members of key management personnel and significant shareholders, as well as close family members of, and entities which are controlled, jointly-controlled or significantly influenced by such individuals. Related parties also include post-employment benefit plans for the benefit of employees of the Group or its related parties.

Note 2 Principal Accounting Policies (Continued)

z) Impairment of assets

At each balance sheet date, assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When an indication of impairment exists, or when annual impairment testing is required in the case of goodwill acquired in a business combination, the Group estimates the asset's recoverable amount, being the higher of the asset's fair value less costs to sell and its value in use. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount in the profit and loss account, except where the asset is stated at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation deficit. For the purpose of assessing impairment, assets are grouped as cash-generating units for which there are separately identifiable cash flows.

An impairment loss recognised in prior years for an asset other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised. Reversals of impairment losses are credited to the profit and loss account except where the asset is carried at valuation, in which case the reversal of impairment losses is treated as a revaluation movement. An impairment loss made against goodwill is not reversed.

aa) Share-based payments

The Group issued equity-settled share-based payments, including the granting of share options to directors and other employees. Equity-settled share-based payments are measured at fair value at the measurement date excluding the effect of non-market-based vesting conditions, and recognised as an expense in the profit and loss account. A corresponding increase is recognised in capital reserve within equity. Where the employees are required to meet vesting conditions before they become entitled to the payments, such fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the equity instruments that will eventually vest and adjusted for the effect of non-market-based vesting conditions.

Share options granted on or before 31 December 2004 are not expensed in accordance with the transitional provisions of HKFRS 2.

bb) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's principal activities and the Group's management structure and internal financial reporting system.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment revenues, expenses, results, assets and liabilities are determined before intra-group balances and transactions that are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are within a single segment. Inter-segment pricing is determined on an arm's length basis.

Segment capital expenditure is the total costs incurred during the year to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate revenues, expenses and assets, interest-bearing loans, borrowings and taxation.

Note 2 Principal Accounting Policies (Continued)

cc) Critical accounting estimates and judgements

The Group makes estimates and assumptions as appropriate in the preparation of the financial statements. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include the productive life of property, plant and equipment and the determination of tax.

dd) Comparatives

Certain comparative figures have been restated to conform with the changes in accounting policies upon the adoption of the new HKFRSs. In addition, certain comparative figures have been reclassified to conform with the current year's presentation.

Note 3 Impact of New Hong Kong Financial Reporting Standards

The major changes in accounting policies upon the adoption of the new HKFRSs and the application of the relevant transitional provisions are summarised as follows:

a) The adoption of HKASs 2, 7, 8, 10, 12, 14, 18, 19, 21, 23, 24, 28, 31, 33, 36, 37 and HK-Int 4 has not resulted in substantial changes to the Group's accounting policies. In summary:

   (i) HKASs 2, 7, 10, 12, 14, 18, 19, 21, 23, 33, 36, 37 and HK-Int 4 have no material effect on the Group's accounting policies.

   (ii) HKASs 8, 28 and 31 affect certain disclosures of the financial statements.

   (iii) HKAS 24 affects the identification of related parties and the disclosure of related party transactions.

b) The adoption of HKAS 1 and HKAS 27 affects certain presentation in the consolidated profit and loss account, consolidated balance sheet and consolidated statement of changes in equity, including the following:

   (i) Investment properties, which were previously included in fixed assets, are now presented separately on the consolidated balance sheet.

   (ii) Shares of taxation of associates and jointly controlled entities, which were previously included in total taxation, are now included in the shares of results of associates and jointly controlled entities respectively.

   (iii) On the consolidated balance sheet, minority interests are now shown within equity. On the consolidated profit and loss account, minority interests are presented as an allocation of the total profit or loss for the year.

c) The adoption of HKAS 16 and HK-Int 2 has resulted in a change in the accounting policy of hotel properties. In prior years, no depreciation was provided on hotel properties owned by the Group's associates, and share of results and net assets of associates were stated on this basis.

   Following the adoption of HKAS 16 and HK-Int 2, hotel properties owned by the Group's associates are stated at cost less accumulated depreciation and any accumulated impairment losses, and share of results and net assets of associates are stated on this new basis. This change in accounting policy has been applied retrospectively. Share of results of associates was decreased by HK$14,565,000 (2004: HK$11,960,000).

Note 3 Impact of New Hong Kong Financial Reporting Standards (Continued)

d) The adoption of HKAS 17 has resulted in a change in accounting policy of leasehold land. In prior years, leasehold land and buildings were included in fixed assets and stated at cost or directors' valuation less accumulated depreciation and any accumulated impairment losses. No depreciation was provided on leasehold land and buildings not yet put to effective use.

Following the adoption of HKAS 17, leasehold land and buildings are split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land and the building elements at the inception of the leases. Leasehold land is reclassified from property, plant and equipment (previously known as fixed assets) and stated at cost and amortised over the period of the leases on a straight-line basis, whereas leasehold buildings are stated at cost less accumulated depreciation and any accumulated impairment losses. This change in accounting policy has been applied retrospectively, with a corresponding adjustment to retained profits and capital reserve as appropriate. Amortisation of leasehold land was increased by HK$9,895,000 (2004: HK$9,895,000).

e) The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy of financial instruments.

(i) Investments in debt and equity securities

In prior years, investments in debt and equity securities were classified as investment securities and other investments, which were stated at cost less any accumulated impairment losses and at fair value respectively. Any impairment losses on investment securities and changes in fair value of other investments were recognised in the profit and loss account.

Following the adoption of HKAS 39, non-trading investments classified as available-for-sale investments are stated at fair value, changes in which are recognised in equity. An exception is investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. They are measured at cost less any accumulated impairment losses. In accordance with the transitional provisions in HKAS 39, at 1 January 2005, investment securities, other investments and liquid funds at 31 December 2004 were redesignated as available-for-sale investments and measured at fair value or cost less any accumulated impairment losses as appropriate, with a corresponding adjustment to retained profits. Other costs were increased by HK$15,249,000 (2004: nil).

(ii) Derivative financial instruments

In prior years, derivatives entered into by management to hedge commodity price risk were recognised on a cash basis. Following the adoption of HKAS 39, derivatives are stated at fair value. Changes in fair value of non-hedging derivatives are recognised in the profit and loss account. Changes in fair value of derivatives held as hedging instruments in a cash flow hedge are recognised in equity to the extent that the hedge is effective. Any ineffective portion of the changes in fair value of derivatives is recognised in the profit and loss account. In accordance with the transitional provisions in HKAS 39, at 1 January 2005, derivatives held as hedging instruments were recognised and measured at fair value, with a corresponding adjustment to equity. At 31 December 2005, derivatives were increased by HK$5,363,000 shown within assets (at 1 January 2005: HK$490,000 and HK$5,065,000 shown within assets and liabilities respectively).

Note 3 Impact of New Hong Kong Financial Reporting Standards (Continued)

f) The adoption of HKAS 40 has resulted in a change in accounting policy of investment properties. In prior years, changes in fair value of investment properties were dealt with as movements in investment property revaluation reserve. If the total of this reserve was insufficient to cover a deficit on a portfolio basis, the excess of the deficit was charged to the profit and loss account. Any subsequent revaluation surplus was credited to the profit and loss account to the extent of the deficit previously charged.

Following the adoption of HKAS 40, any changes in fair value of investment properties are dealt with in the profit and loss account. The Group has applied the relevant transitional provisions and elected to apply HKAS 40 from 1 January 2005 onwards. The amount held in investment property revaluation reserve at 1 January 2005 has been transferred to retained profits. Fair value changes on investment properties of HK$134,483,000 (2004: nil) were recognised in the profit and loss account.

g) The adoption of HKFRS 2 has resulted in a change in accounting policy of employee share options. In prior years, options granted to directors and employees over the Company's shares did not result in a charge to the profit and loss account. The financial effects of share options were recognised only when they were exercised.

Following the adoption of HKFRS 2, the fair value of share options at grant date is recognised as an expense in the profit and loss account or amortised over the relevant vesting periods, if any, to the profit and loss account. In accordance with the transitional provisions, HKFRS 2 is applied to (i) share options granted after 7 November 2002 and not yet vested at 1 January 2005 and (ii) share options granted on or after 1 January 2005. No share options granted by the Company fell into these categories up to the balance sheet date.

h) The adoption of HKFRS 3 has resulted in a change in accounting policy of goodwill.

(i) Goodwill

In prior years, goodwill arising from acquisitions before 1 January 2001 was held in reserves, and goodwill arising from acquisitions on or after 1 January 2001 was capitalised and stated at cost less accumulated amortisation and any accumulated impairment losses.

The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously held in reserves has been transferred to retained profits on 1 January 2005, and will not be recognised as profit or loss when the Group disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired. In addition, the accumulated amortisation and impairment losses of goodwill previously capitalised has been eliminated against the related carrying amount on 1 January 2005. From 1 January 2005 onwards, goodwill arising from acquisitions is not amortised, and is tested for impairment at least annually. At 31 December 2005 and 1 January 2005, associates were decreased by HK$16,348,000, capital reserve was increased by HK$34,121,000 and retained profits were decreased by HK$50,469,000.

Note 3 Impact of New Hong Kong Financial Reporting Standards (Continued)

(ii) Excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost of acquisition (previously known as negative goodwill)

In prior years, negative goodwill arising from acquisitions before 1 January 2001 was held in reserves, and negative goodwill arising from acquisitions on or after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted.

The Group has applied the relevant transitional provisions in HKFRS 3, and derecognised all negative goodwill, with a corresponding increase in retained profits. From 1 January 2005 onwards, negative goodwill arising from acquisitions is recognised immediately in the profit and loss account. At 31 December 2005 and 1 January 2005, associates were increased by HK$90,872,000, capital reserve was decreased by HK$6,539,000, legal reserve was increased by HK$21,000 and retained profits were increased by HK$97,390,000.

i) The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy of deferred tax related to investment properties. In prior years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP-Interpretation 20).

Following the adoption of HK(SIC)-Int 21, which removes the presumption that the carrying amount of investment properties is to be recovered through sale, deferred tax consequences of investment properties are now assessed on the basis that reflects the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC)-Int 21, this change in accounting policy has been applied retrospectively. Taxation was increased by HK$26,861,000 (2004: HK$5,203,000).

j) The adoption of HK-Int 3 has resulted in a change in accounting policy in recognition of revenue on pre-completion contracts for the sale of properties under development. In prior years, revenue on pre-completion contracts for the sale of properties under development was recognised under the percentage of completion method when construction had progressed beyond the preliminary stages, the percentage used being the proportion of construction costs incurred at the balance sheet date to estimated total construction costs. Profit recognised on this basis was limited to the amount of sale proceeds received.

Following the adoption of HK-Int 3, revenue on pre-completion contracts for the sale of properties under development is only recognised upon completion of the development. Sales deposits or instalments received and receivable from purchasers in respect of those contracts before completion of the development are included in liabilities. The new accounting policy will be applied to contracts entered into on or after 1 January 2005. This change in accounting policy had no financial effect for the year ended 31 December 2005.

Note 3 Impact of New Hong Kong Financial Reporting Standards (Continued)

k) The financial effects of the above changes in accounting policies on the consolidated profit and loss account are as follows:

	Effect of adopting new HKFRSs						
	HKAS 1# Note 3(b)	HKAS 16# & HK-Int 2# Note 3(c)	HKAS 17# Note 3(d)	HKAS 32# & HKAS 39^ Note 3(e)	HKAS 40^ Note 3(f)	HK(SIC)-Int 21# Note 3(i)	Total
2005							
Increase/(decrease) in profit after taxation (HK$'000)							
Amortisation of leasehold land	—	—	(9,895)	—	—	—	(9,895)
Other costs	—	—	—	(15,249)	—	—	(15,249)
Fair value changes on investment properties	—	—	—	—	134,483	—	134,483
Share of results of associates	13,858	(14,565)	—	—	—	—	(707)
Share of results of jointly controlled entities	(1,846)	—	—	—	—	—	(1,846)
Taxation	(12,012)	—	—	—	—	(26,861)	(38,873)
	—	(14,565)	(9,895)	(15,249)	134,483	(26,861)	67,913
Attributable to (HK$'000)							
Equity holders of the Company	—	(14,565)	(7,812)	(15,249)	98,648	(18,006)	43,016
Minority interests	—	—	(2,083)	—	35,835	(8,855)	24,897
	—	(14,565)	(9,895)	(15,249)	134,483	(26,861)	67,913
Increase/(decrease) in earnings per share (HK cents)							
– basic	—	(0.7)	(0.4)	(0.7)	4.7	(0.8)	2.1
– diluted	—	(0.7)	(0.4)	(0.7)	4.6	(0.8)	2.0

Note 3 Impact of New Hong Kong Financial Reporting Standards (Continued)

	Effect of adopting new HKFRSs						
	HKAS 1# Note 3(b)	HKAS 16# & HK-Int 2# Note 3(c)	HKAS 17# Note 3(d)	HKAS 32# & HKAS 39^ Note 3(e)	HKAS 40^ Note 3(f)	HK(SIC)-Int 21# Note 3(i)	Total
2004							
Increase/(decrease) in profit after taxation (HK$'000)							
Amortisation of leasehold land	—	—	(9,895)	—	—	—	**(9,895)**
Share of results of associates	(8,855)	(11,960)	—	—	—	—	**(20,815)**
Share of results of jointly controlled entities	(1,793)	—	—	—	—	—	**(1,793)**
Taxation	10,648	—	—	—	—	(5,203)	**5,445**
	—	(11,960)	(9,895)	—	—	(5,203)	**(27,058)**
Attributable to (HK$'000)							
Equity holders of the Company	—	(11,960)	(7,812)	—	—	(3,122)	**(22,894)**
Minority interests	—	—	(2,083)	—	—	(2,081)	**(4,164)**
	—	(11,960)	(9,895)	—	—	(5,203)	**(27,058)**
Decrease in earnings per share (HK cents)							
– basic	—	(0.6)	(0.4)	—	—	(0.1)	**(1.1)**
– diluted	—	(0.6)	(0.4)	—	—	(0.1)	**(1.1)**

\# *adjustments which take effect retrospectively*

^ *adjustments which take effect prospectively from 1 January 2005*

Note 3 Impact of New Hong Kong Financial Reporting Standards (Continued)

l) The financial effects of the above changes in accounting policies on the consolidated balance sheet are as follows:

	Effect of adopting new HKFRSs							
	HKAS 1# & HKAS 27# Note 3(b)	HKAS 16# & HK-Int 2# Note 3(c)	HKAS 17# Note 3(d)	HKAS 32# & HKAS 39^ Note 3(e)	HKAS 40^ Note 3(f)	HKFRS 3^ Note 3(h)	HK(SIC)-Int 21#* Note 3(i)	Total
At 31 December 2005								
Increase/(decrease) in net assets (HK$'000)								
Property, plant and equipment	(2,912,255)	—	(710,017)	—	—	—	—	(3,622,272)
Investment properties	2,912,255	—	—	—	—	—	—	2,912,255
Leasehold land	—	—	601,782	—	—	—	—	601,782
Associates - share of net assets	—	(280,544)	—	—	—	74,524	—	(206,020)
Investments	—	—	—	(1,130,259)	—	—	—	(1,130,259)
Available-for-sale investments	—	—	—	1,086,722	—	—	—	1,086,722
Deferred tax assets	—	—	—	—	—	—	(570)	(570)
Other non-current assets	—	—	—	43,260	—	—	—	43,260
Derivative financial instruments	—	—	—	5,363	—	—	—	5,363
Loans from minority shareholders	(1,104,858)	—	—	—	—	—	—	(1,104,858)
Minority interests and loans	2,953,990	—	—	—	—	—	—	2,953,990
Deferred tax liabilities	—	—	—	(938)	—	—	(74,835)	(75,773)
	1,849,132	(280,544)	(108,235)	4,148	—	74,524	(75,405)	1,463,620
Increase/(decrease) in total equity (HK$'000)								
Capital reserve	—	—	(71,725)	—	—	27,582	—	(44,143)
Investment property revaluation reserve	—	—	—	—	(293,250)	—	—	(293,250)
Investment revaluation reserve	—	—	—	14,552	—	—	—	14,552
Hedging reserve	—	—	—	1,885	—	—	—	1,885
Other reserves	—	—	—	—	—	21	(342)	(321)
Retained profits	—	(280,544)	(28,177)	(14,829)	293,250	46,921	(50,356)	(33,735)
Minority interests	1,849,132	—	(8,333)	2,540	—	—	(24,707)	1,818,632
	1,849,132	(280,544)	(108,235)	4,148	—	74,524	(75,405)	1,463,620

Note 3 Impact of New Hong Kong Financial Reporting Standards (Continued)

	Effect of adopting new HKFRSs							
	HKAS 1[#] & HKAS 27[#] Note 3(b)	HKAS 16[#] & HK-Int 2[#] Note 3(c)	HKAS 17[#] Note 3(d)	HKAS 32[#] & HKAS 39^ Note 3(e)	HKAS 40^ Note 3(f)	HKFRS 3^ Note 3(h)	HK(SIC)-Int 21[#*] Note 3(i)	Total
At 1 January 2005 / 31 December 2004								
Increase/(decrease) in net assets (HK$'000)								
Property, plant and equipment	(2,756,359)	—	(713,687)	—	—	—	—	**(3,470,046)**
Investment properties	2,756,359	—	—	—	—	—	—	**2,756,359**
Leasehold land	—	—	615,347	—	—	—	—	**615,347**
Associates - share of net assets	—	(265,979)	—	—	—	74,524	—	**(191,455)**
Investments	—	—	—	(992,241)	—	—	—	**(992,241)**
Available-for-sale investments	—	—	—	964,331	—	—	—	**964,331**
Deferred tax assets	—	—	—	801	—	—	(570)	**231**
Other non-current assets	—	—	—	28,330	—	—	—	**28,330**
Derivative financial instruments	—	—	—	(4,575)	—	—	—	**(4,575)**
Loans from minority shareholders	(1,576,084)	—	—	—	—	—	—	**(1,576,084)**
Minority interests and loans	3,247,837	—	—	—	—	—	—	**3,247,837**
Deferred tax liabilities	—	—	—	—	—	—	(47,433)	**(47,433)**
	1,671,753	(265,979)	(98,340)	(3,354)	—	74,524	(48,003)	**1,330,601**
Increase/(decrease) in total equity (HK$'000)								
Capital reserve	—	—	(71,725)	—	—	27,582	—	**(44,143)**
Investment property revaluation reserve	—	—	—	—	(194,602)	—	—	**(194,602)**
Hedging reserve	—	—	—	(1,608)	—	—	—	**(1,608)**
Other reserves	—	—	—	—	—	21	(17)	**4**
Retained profits	—	(265,979)	(20,365)	420	194,602	46,921	(32,350)	**(76,751)**
Minority interests	1,671,753	—	(6,250)	(2,166)	—	—	(15,636)	**1,647,701**
	1,671,753	(265,979)	(98,340)	(3,354)	—	74,524	(48,003)	**1,330,601**

\# *adjustments which take effect retrospectively*

^ *adjustments which take effect prospectively from 1 January 2005*

* *At 31 December 2004, investment property revaluation reserve was reduced by HK$11,181,000 upon the adoption of HK(SIC)-Int 21 and transferred to retained profits at 1 January 2005 upon the adoption of HKAS 40.*

Note 3 Impact of New Hong Kong Financial Reporting Standards (Continued)

m) The Group has not early applied the following new HKFRSs that have been issued but are not yet effective. The adoption of such HKFRSs will not result in substantial changes to the Group's accounting policies.

		Effective for accounting periods beginning on or after
HKAS 1, HKAS 27 & HKFRS 3 (Amendments)	Presentation of Financial Statements, Consolidated and Separate Financial Statements & Business Combinations — Amendments as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005	1 January 2006
HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rates — Net Investment in a Foreign Operation	1 January 2006
HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement — The Fair Value Option	1 January 2006
HKAS 39 & HKFRS 4 (Amendments)	Financial Instruments: Recognition and Measurement & Insurance Contracts — Financial Guarantee Contracts	1 January 2006
HKAS 1 (Amendment)	Presentation of Financial Statements — Capital Disclosures	1 January 2007
HKFRS 7	Financial Instruments: Disclosures	1 January 2007

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on 1 December 2005 and would be first applicable to the Group's financial statements for the accounting period beginning on 1 January 2006.

Note 4 Turnover and Revenue

The Group is principally engaged in the businesses of property development, investment and management, transportation, hospitality and investment holding.

	Group 2005 (HK$'000)	Group 2004 (HK$'000)
Turnover		
Revenue from sale of properties	**280,719**	1,697,783
Revenue from ship passenger operations	**1,653,138**	1,535,487
Revenue from sale of fuel	**22,416**	14,335
Revenue from travel agency services	**134,947**	98,688
Rental income	**143,660**	133,277
Dividends from investments	**96,067**	120,759
Interest income from mortgage loans receivable	**16,471**	15,077
Management fees and others	**141,600**	133,724
	2,489,018	3,749,130
Other revenues		
Interest income	**100,533**	11,875
Claims received	**13,868**	55,175
Others	**37,810**	33,554
	152,211	100,604
	2,641,229	3,849,734

Note 5 Other Income

Other income in 2004 includes HK$88,220,000 being interest and redemption premium on convertible guaranteed bonds written back following their conversion.

Note 6 Operating Profit

	Group	
	2005	(Restated) 2004
	(HK$'000)	(HK$'000)
After crediting:		
Interest income		
– listed investments	**520**	347
– unlisted investments	**2,081**	259
– bank deposits and others	**114,403**	26,346
	117,004	26,952
Rental income from investment properties	**126,418**	118,901
Less: Direct operating expenses arising from investment properties	**(15,010)**	(18,696)
	111,408	100,205
Dividend income from listed investments	**1,755**	52
Dividend income from unlisted investments		
– Sociedade de Turismo e Diversões de Macau, S.A. (STDM)	**93,341**	115,518
– others	**971**	5,189
Exchange gain	**2,431**	4,459
Profit on disposal of investment properties	**—**	565
Profit on sale of listed investments	**1,692**	484
After charging:		
Cost of inventories		
– properties	**223,974**	1,305,563
– others	**516,298**	387,381
	740,272	1,692,944
Depreciation of property, plant and equipment		
– held for rental income under operating leases	**2,458**	5,140
– others	**116,611**	140,109
Amortisation of leasehold land	**13,565**	13,565
Amortisation of goodwill	**—**	4,208
Audit fee	**3,546**	3,312
Loss on disposal of property, plant and equipment	**1,472**	5,135
Minimum lease payments of properties under operating leases	**3,396**	2,904
Impairment losses on receivables	**3,618**	611
Provident fund contribution	**22,008**	21,054

Note 7 Directors' Emoluments and Five Highest Paid Individuals

The emoluments of the Company's directors are as follows:

	Group				
	2005				
	Fees (HK$'000)	Salaries, allowances and benefits (HK$'000)	Performance bonus (HK$'000)	Provident fund contributions (HK$'000)	Total (HK$'000)
Executive directors					
Stanley Ho	65	—	—	—	65
Pansy Ho	65	7,628	1,905	352	9,950
Daisy Ho	65	4,634	446	214	5,359
Ambrose So	5	1,256	97	58	1,416
Patrick Huen	65	1,610	123	74	1,872
Andrew Tse	5	1,597	123	74	1,799
Anthony Chan	5	1,597	123	74	1,799
Maisy Ho	5	3,310	255	153	3,723
David Shum	5	1,589	123	73	1,790
Non-executive directors					
Cheng Yu Tung	5	—	—	—	5
Mok Ho Yuen Wing, Louise	5	100	—	—	105
Independent non-executive directors					
Roger Lobo	200	100	—	—	300
Robert Kwan	200	100	—	—	300
Norman Ho	200	100	—	—	300
	895	23,621	3,195	1,072	28,783

Note 7 Directors' Emoluments and Five Highest Paid Individuals (Continued)

Group

2004

	Fees (HK$'000)	Salaries, allowances and benefits (HK$'000)	Performance bonus (HK$'000)	Provident fund contributions (HK$'000)	Total (HK$'000)
Executive directors					
Stanley Ho	65	—	—	—	65
Pansy Ho	65	7,489	3,101	346	11,001
Daisy Ho	65	4,550	588	210	5,413
Ambrose So	5	1,236	190	57	1,488
Patrick Huen	65	1,581	241	72	1,959
Andrew Tse	5	1,569	241	72	1,887
Anthony Chan	5	1,569	241	72	1,887
Maisy Ho	5	3,250	370	150	3,775
David Shum	5	1,147	185	52	1,389
Non-executive directors					
Cheng Yu Tung	5	—	—	—	5
Mok Ho Yuen Wing, Louise	5	100	—	—	105
Independent non-executive directors					
Roger Lobo	200	100	—	—	300
Robert Kwan	200	100	—	—	300
Norman Ho	60	30	—	—	90
	755	22,721	5,157	1,031	29,664

There was no arrangement under which a director had waived or agreed to waive any emoluments during the current and prior years.

Among the five highest paid individuals in the Group, three (2004: four) are directors of the Company and the details of their emoluments have been disclosed above. The emoluments of the remaining two individuals (2004: one individual) during the year not included above were salaries, allowances and benefits of HK$5,797,000 (2004: HK$3,486,000), performance bonus of HK$489,000 (2004: HK$419,000) and provident fund contributions of HK$268,000 (2004: HK$161,000).

Note 7 Directors' Emoluments and Five Highest Paid Individuals (Continued)

The emoluments paid to the abovementioned two individuals (2004: one individual) are within the following bands:

	Number of persons	
	2005	2004
HK$2,500,001 – HK$3,000,000	**1**	0
HK$3,500,001 – HK$4,000,000	**1**	0
HK$4,000,001 – HK$4,500,000	**0**	1

Details of the basis of determining directors' emoluments are disclosed in the Report on Corporate Governance Practices on page 50. The emoluments disclosed above represent the amounts paid to or receivable by the directors and employees of the Company for the year and exclude the benefits derived or to be derived from the share options granted to them under the Company's share option schemes. Details of these benefits in kind are disclosed under Disclosure of Interests (section (d)) in the Report of the Directors on pages 44 to 45.

Note 8 Finance Costs

	Group	
	2005	2004
	(HK$'000)	(HK$'000)
Interest on bank loans and overdraft wholly repayable within 5 years	**33,725**	12,488
Interest on loans from minority shareholders	**260**	1,865
Less: Amount capitalised in properties under development	**(260)**	(1,503)
	33,725	12,850

Note 9 Investment Loss

	Group	
	2005	2004
	(HK$'000)	(HK$'000)
Impairment loss on goodwill of subsidiaries	**—**	34,695
Impairment loss on goodwill of a jointly controlled entity	**—**	1,114
Impairment loss on investments	**—**	12,734
	—	48,543

Note 10 Taxation

a) Taxation in the consolidated profit and loss account represents:

	Group	
	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Current tax – Hong Kong		
Tax for the year	**38,752**	93,832
Benefit of previously unrecognised tax losses and deductible temporary differences	**(452)**	(37,806)
Over-provision in respect of prior years	**(2,500)**	(468)
	35,800	55,558
Current tax – Overseas		
Tax for the year	**6,802**	7,061
Benefit of previously unrecognised tax losses and deductible temporary differences	**(221)**	(1,161)
Over-provision in respect of prior years	**(3,976)**	(2,774)
	2,605	3,126
Deferred tax		
Origination and reversal of temporary differences	**26,042**	19,783
Benefit of previously unrecognised tax losses and deductible temporary differences	**(3,165)**	(700)
	22,877	19,083
Other taxes – Overseas		
Taxation charged to revenues and others	**1,984**	1,722
Taxation attributable to the Company and its subsidiaries	**63,266**	79,489

Hong Kong profits tax is provided for at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the year. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

The Group's shares of taxation of associates and jointly controlled entities were tax income of HK$12,745,000 (2004: tax expense of HK$8,324,000, as restated) and tax expense of HK$1,846,000 (2004: HK$1,793,000) respectively.

Note 10 Taxation (Continued)

b) The reconciliation between taxation attributable to the Company and its subsidiaries and accounting profit in the financial statements is as follows:

	Group	
	2005	(Restated) 2004
	(HK$'000)	(HK$'000)
Profit before taxation	**644,259**	877,393
Tax at the applicable tax rate of 17.5% (2004: 17.5%)	**112,745**	153,544
Tax effect of net income that is not taxable in determining taxable profit	**(40,513)**	(17,776)
Tax effect of capital gain on realisation of assets	**—**	(5,259)
Tax effect of adjustments on investment properties	**—**	1,509
Tax effect of utilisation of previously unrecognised tax losses and deductible temporary differences	**(3,597)**	(40,451)
Tax effect of unrecognised tax losses and deductible temporary differences in the year	**19,297**	11,652
Tax effect of shares of results of associates and jointly controlled entities	**(12,279)**	(11,020)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(7,895)**	(11,190)
Over-provision in respect of prior years	**(6,476)**	(3,242)
Income tax expense for the year	**61,282**	77,767
Other taxes	**1,984**	1,722
Total tax expenses	**63,266**	79,489

Note 10 Taxation (Continued)

c) Deferred tax assets and liabilities recognised

The components of deferred tax assets and liabilities recognised in the balance sheets and the movement during the year are as follows:

Deferred tax assets

	Depreciation in excess of related depreciation allowances (HK$'000)	Unrealised intra-group profit (HK$'000)	Tax losses (HK$'000)	Cash flow hedges (HK$'000)	Others (HK$'000)	Total (HK$'000)
Group						
At 1 January 2004						
– as originally stated	(419)	(28,500)	(19,982)	—	(339)	(49,240)
– effect of adopting HK(SIC)-Int 21	—	—	(4,866)	—	—	(4,866)
– as restated	(419)	(28,500)	(24,848)	—	(339)	(54,106)
Exchange adjustment	—	—	(9)	—	—	(9)
Charge to profit and loss account for the year	63	6,076	9,606	—	284	16,029
At 31 December 2004	(356)	(22,424)	(15,251)	—	(55)	(38,086)
Effect of adopting HKAS 39	—	—	—	(801)	—	(801)
At 1 January 2005, as restated	(356)	(22,424)	(15,251)	(801)	(55)	(38,887)
Exchange adjustment	—	—	(92)	—	—	(92)
Credit to profit and loss account for the year	(74)	(3,636)	(2,482)	—	(635)	(6,827)
Charge to equity for the year	—	—	—	801	—	801
At 31 December 2005	**(430)**	**(26,060)**	**(17,825)**	**—**	**(690)**	**(45,005)**
Company						
At 1 January 2004	(155)					
Charge to profit and loss account for the year	11					
At 31 December 2004	(144)					
Credit to profit and loss account for the year	(17)					
At 31 December 2005	**(161)**					

Note 10 Taxation (Continued)

c) Deferred tax assets and liabilities recognised (Continued)

Deferred tax liabilities

	Depreciation allowances in excess of related depreciation (HK$'000)	Revaluation of properties (HK$'000)	Clawback of capital allowances of properties (HK$'000)	Cash flow hedges (HK$'000)	Total (HK$'000)
Group					
At 1 January 2004					
– as originally stated	68,457	5,251	29,647	—	103,355
– effect of adopting HK(SIC)-Int 21	9,318	16,893	—	—	26,211
– as restated	77,775	22,144	29,647	—	129,566
Exchange adjustment	18	19	—	—	37
(Credit)/charge to profit and loss account for the year	(4,555)	—	7,609	—	3,054
Charge to equity for the year	—	28,200	—	—	28,200
At 31 December 2004	73,238	50,363	37,256	—	160,857
Exchange adjustment	307	326	—	—	633
Charge to profit and loss account for the year	4,016	20,574	5,114	—	29,704
Charge to equity for the year	—	—	—	938	938
At 31 December 2005	**77,561**	**71,263**	**42,370**	**938**	**192,132**
Company					
At 1 January 2004	155				
Credit to profit and loss account for the year	(11)				
At 31 December 2004	144				
Charge to profit and loss account for the year	17				
At 31 December 2005	**161**				

Note 10 Taxation (Continued)

c) Deferred tax assets and liabilities recognised (Continued)

Deferred tax assets and liabilities are offset when there is legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxation authority.

	Group		Company	
	2005	(Restated) 2004	2005	2004
	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)
Deferred tax assets recognised	**(11,285)**	(2,725)	**—**	—
Deferred tax liabilities recognised	**158,412**	125,496	**—**	—
	147,127	122,771	**—**	—

d) Deferred tax assets unrecognised

Deferred tax assets have not been recognised in respect of the following items:

	Group		Company	
	2005	(Restated) 2004	2005	2004
	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)
Tax losses	**327,464**	226,350	**157,531**	97,441
Deductible temporary differences	**42,209**	44,936	**—**	—
	369,673	271,286	**157,531**	97,441

Included in the unrecognised tax losses of the Group are losses of HK$8,083,000 (2004: HK$5,440,000, as restated) that will expire within three years from the balance sheet date. Other tax losses and deductible temporary differences of the Group and the tax losses of the Company may be carried forward indefinitely.

Note 11 Dividends

	Group and Company	
	2005	2004
	(HK$'000)	(HK$'000)
2004 final dividend of 6.5 HK cents on 5,000,000 shares issued upon exercise of share options (2004: 3.5 HK cents on 3,130,435 shares)	**325**	110
2003 final dividend of 3.5 HK cents on 70,209,670 shares issued upon conversion of convertible guaranteed bonds	—	2,457
Interim dividend of 2.5 HK cents on 2,085,026,240 shares (2004: 4.5 HK cents on 2,078,982,762 shares)	**52,126**	93,554
Proposed final dividend of 4.5 HK cents on 2,082,018,240 shares (2004: 6.5 HK cents on 2,080,026,240 shares)	**93,691**	135,202
	146,142	231,323

Note 12 Earnings per Share

The calculation of basic earnings per share is based on profit attributable to equity holders of the Company of HK$364,390,000 (2004: HK$480,303,000, as restated) and the weighted average number of 2,082,792,925 shares (2004: 2,027,033,564 shares) in issue during the year. The calculation of diluted earnings per share is based on profit attributable to equity holders of the Company of HK$364,390,000 (2004: HK$480,303,000, as restated) and the weighted average number of 2,164,035,541 shares (2004: 2,115,339,365 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

A reconciliation of profit attributable to equity holders of the Company and the weighted average number of shares used in calculating the basic earnings per share and the diluted earnings per share is as follows:

For the year ended 31 December

	Profit attributable to equity holders of the Company		Weighted average number of shares	
	2005	(Restated) 2004	**2005**	2004
	(HK$'000)	(HK$'000)		
Profit/number of shares for the purpose of basic earnings per share	**364,390**	480,303	**2,082,792,925**	2,027,033,564
Effect of dilutive potential ordinary shares				
– share options	—	—	**81,242,616**	41,922,249
– convertible guaranteed bonds	—	—	—	46,383,552
Profit/number of shares for the purpose of diluted earnings per share	**364,390**	480,303	**2,164,035,541**	2,115,339,365

Note 13 Property, Plant and Equipment

Group

	Investment properties (HK$'000)	Leasehold buildings (HK$'000)	Vessels and pontoons (HK$'000)	Other assets (HK$'000)	Total (HK$'000)
Cost or valuation					
At 1 January 2004					
– as originally stated	2,525,204	1,066,838	1,940,604	721,226	6,253,872
– effect of adopting HKAS 1 and HKAS 17	(2,525,204)	(839,191)	—	—	(3,364,395)
– as restated	—	227,647	1,940,604	721,226	2,889,477
Exchange adjustment	—	—	—	1	1
Additions/transfers	—	—	5,628	22,814	28,442
Disposals/transfers	—	—	(38,253)	(15,531)	(53,784)
At 31 December 2004	—	227,647	1,907,979	728,510	2,864,136
Exchange adjustment	—	—	—	112	112
Additions through acquisition of a subsidiary	—	—	—	138	138
Additions/transfers	—	1,378	82,419	49,213	133,010
Disposals/transfers	—	—	—	(93,275)	(93,275)
At 31 December 2005	—	229,025	1,990,398	684,698	2,904,121
Depreciation					
At 1 January 2004					
– as originally stated	—	232,600	1,149,466	582,411	1,964,477
– effect of adopting HKAS 17	—	(121,834)	—	—	(121,834)
– as restated	—	110,766	1,149,466	582,411	1,842,643
Charge for the year	—	3,040	87,578	54,631	145,249
Write-back on disposal	—	—	(35,436)	(12,687)	(48,123)
At 31 December 2004	—	113,806	1,201,608	624,355	1,939,769
Exchange adjustment	—	—	—	49	49
Charge for the year	—	3,010	83,797	32,262	119,069
Write-back on disposal	—	—	—	(91,621)	(91,621)
At 31 December 2005	—	116,816	1,285,405	565,045	1,967,266
Net book value					
At 31 December 2005	**—**	**112,209**	**704,993**	**119,653**	**936,855**
At 31 December 2004 (restated)	—	113,841	706,371	104,155	924,367

Note 13 Property, Plant and Equipment (Continued)

Company

	Other assets (HK$'000)
Cost	
At 1 January 2004	3,544
Additions	333
Disposals	(101)
At 31 December 2004	3,776
Additions	677
Disposals	(1,478)
At 31 December 2005	2,975
Depreciation	
At 1 January 2004	2,535
Charge for the year	389
Write-back on disposal	(92)
At 31 December 2004	2,832
Charge for the year	335
Write-back on disposal	(1,239)
At 31 December 2005	1,928
Net book value	
At 31 December 2005	**1,047**
At 31 December 2004	944

The amount of leasehold buildings as originally stated at 1 January 2004 included the land element of leasehold properties, which is now disclosed separately as leasehold land upon the adoption of HKAS 17, the details of which are set out in note 15 to the financial statements.

Other assets of the Group comprised mainly furniture, fixtures and repairable spare parts of vessels.

The gross carrying amounts of vessels held for rental income under operating leases were HK$98,994,000 (2004: HK$115,098,000) and the related accumulated depreciation charges were HK$83,838,000 (2004: HK$97,484,000).

Note 13 Property, Plant and Equipment (Continued)

An analysis of leasehold buildings is as follows:

	Group	
	2005	(Restated) 2004
	(HK$'000)	(HK$'000)
Hong Kong		
Long lease	**11,996**	12,353
Medium lease	**90,509**	92,955
	102,505	105,308
Outside Hong Kong		
Medium lease	**9,704**	8,533
	112,209	113,841

Note 14 Investment Properties

	Group	
	2005	(Restated) 2004
	(HK$'000)	(HK$'000)
Valuation		
At 1 January		
– as originally stated	**—**	—
– effect of adopting HKAS 1	**2,756,359**	2,525,204
– as restated	**2,756,359**	2,525,204
Exchange adjustment	**8,165**	676
Additions/transfers	**13,888**	1,967
Cost adjustments	**(640)**	(4,203)
Disposals	**—**	(4,918)
Surplus on revaluation	**134,483**	237,633
At 31 December	**2,912,255**	2,756,359

Note 14 Investment Properties (Continued)

An analysis of investment properties is as follows:

	Group	
	2005	2004
	(HK$'000)	(HK$'000)
Hong Kong		
Long lease	**255,000**	239,000
Medium lease	**2,145,781**	2,051,894
	2,400,781	2,290,894
Outside Hong Kong		
Medium lease	**381,474**	369,465
Freehold	**130,000**	96,000
	511,474	465,465
	2,912,255	2,756,359

All investment properties were held for rental income under operating leases.

A revaluation of all investment properties was performed at 31 December 2005 by reference to sales evidence as available on the market and where appropriate on the basis of capitalisation of net income. The revaluation was conducted by Savills (Hong Kong) Limited and Chesterton Petty Limited, independent professional valuers, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. Surplus on revaluation and deferred tax thereon have been included in the profit and loss account.

Note 15 Leasehold Land

	Group 2005 (HK$'000)	Group 2004 (HK$'000)
Cost		
At 1 January		
– as originally stated	—	—
– effect of adopting HKAS 17	**767,466**	767,466
At 1 January, as restated and at 31 December	**767,466**	767,466
Amortisation		
At 1 January		
– as originally stated	—	—
– effect of adopting HKAS 17	**152,119**	138,554
– as restated	**152,119**	138,554
Amortisation for the year	**13,565**	13,565
At 31 December	**165,684**	152,119
Net book value at 31 December	**601,782**	615,347

An analysis of leasehold land is as follows:

	Group 2005 (HK$'000)	Group (Restated) 2004 (HK$'000)
Hong Kong		
Long lease	**3,241**	3,267
Medium lease	**131,867**	134,797
	135,108	138,064
Outside Hong Kong		
Medium lease	**466,674**	477,283
	601,782	615,347

Note 16 Subsidiaries

	Company	
	2005	(Restated) 2004
	(HK$'000)	(HK$'000)
Unlisted shares, at cost	20,100	20,100

Particulars regarding the principal subsidiaries are set out on pages 129 to 130.

Note 17 Associates

	Group		Company	
	2005	(Restated) 2004	2005	(Restated) 2004
	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)
Unlisted shares, at cost	—	—	250	678
Share of net assets	196,818	67,028	—	—
Goodwill	137	—	—	—
	196,955	67,028	250	678

Summarised financial information in respect of the Group's associates is set out below:

	2005	2004
	(HK$'000)	(HK$'000)
Total assets	3,262,056	2,300,800
Total liabilities	(2,797,568)	(1,952,201)
Revenue	658,410	811,282
Profit for the year	185,485	225,422

Particulars regarding the principal associates are set out on pages 129 to 130.

Note 18 Jointly Controlled Entities

	Group		Company	
	2005	(Restated) 2004	2005	(Restated) 2004
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Capital contribution, at cost	**—**	—	**7,803**	7,803
Share of net assets	**14,553**	14,191	**—**	—
	14,553	14,191	**7,803**	7,803

Summarised financial information in respect of the Group's jointly controlled entities is set out below:

	2005	2004
	(HK$'000)	(HK$'000)
Share of assets and liabilities attributable to the Group		
Current assets	**75,331**	77,508
Non-current assets	**18,270**	20,072
Current liabilities	**(48,444)**	(52,005)
Non-current liabilities	**(30,604)**	(31,384)
Net assets	**14,553**	14,191
Share of income and expenses attributable to the Group		
Income	**32,542**	105,848
Expenses	**(33,980)**	(107,699)
Loss for the year	**(1,438)**	(1,851)

Particulars regarding the principal jointly controlled entities are set out on pages 129 to 130.

Note 19 Goodwill

	Group	
	2005	2004
	(HK$'000)	(HK$'000)
Cost		
At 1 January	**44,134**	44,134
Effect of adopting HKFRS 3	**(44,134)**	—
Acquisition of a subsidiary	**2,275**	—
At 31 December	**2,275**	44,134
Amortisation and impairment loss		
At 1 January	**44,134**	5,231
Effect of adopting HKFRS 3	**(44,134)**	—
Amortisation for the year	—	4,208
Impairment loss recognised in the year	—	34,695
At 31 December	—	44,134
Carrying amount	**2,275**	—

Goodwill of HK$2,275,000 was acquired through an acquisition of a laundry business based in Macau, the details of which are set out in note 36(a) to the financial statements. The goodwill is attributable to the anticipated profitability of the business.

During the year ended 31 December 2005, the directors of the Group determine that there is no goodwill impairment. The recoverable amount has been determined on the basis of value in use calculations, which use cash flow projections based on financial budgets approved by the directors covering a 10-year period and a discount rate of 13%. Cash flow projections are based on the expected gross margins during the budget period. Budgeted gross margins have been determined based on past performance and directors' expectations for the market development.

Note 20 Investments

	Group		Company	
	2005	2004	2005	2004
	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)
Investment securities				
Listed equity securities in Hong Kong, at cost less impairment losses	—	4,694	—	—
Unlisted equity securities, at cost less impairment losses	—	828,228	—	234,723
	—	832,922	—	234,723
Other investments				
Listed equity securities in Hong Kong, at market value	—	23,895	—	—
Listed securities outside Hong Kong, at market value				
– equity securities	—	2,211	—	—
– debt securities	—	19,767	—	—
Unlisted debt securities, at fair value	—	27,226	—	—
	—	73,099	—	—
Others				
Listed liquid fund outside Hong Kong, at market value	—	57,890	—	—
Club debentures, at cost	—	140	—	—
Amounts due by investee companies	—	28,190	—	125
	—	86,220	—	125
	—	992,241	—	234,848

Except for club debentures and amounts owing by investee companies, all investments were reclassified as available-for-sale investments at 1 January 2005 upon the adoption of HKAS 32 and HKAS 39. Other than investment securities previously stated at HK$4,694,000 which were restated at fair value of HK$5,114,000 upon the reclassification, the carrying amounts of all investments reclassified were not restated since they were already stated at fair value or at cost less any accumulated impairment losses in accordance with HKAS 39.

Note 20 Investments (Continued)

An analysis of investments is as follows:

	Investment securities		Other investments		Others		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)
Group								
Non-current assets	—	832,922	—	53,332	—	28,330	—	914,584
Current assets	—	—	—	19,767	—	57,890	—	77,657
	—	832,922	—	73,099	—	86,220	—	992,241
Company								
Non-current assets	—	234,723	—	—	—	125	—	234,848

Note 21 Available-for-sale Investments

	Group		Company	
	2005 (HK$'000)	2004 (HK$'000)	2005 (HK$'000)	2004 (HK$'000)
Equity securities				
Unlisted				
Cost	901,837	—	234,723	—
Impairment losses	(81,274)	—	—	—
	820,563	—	234,723	—
Listed in Hong Kong, at market value	198,296	—	—	—
Listed outside Hong Kong, at market value	8,662	—	—	—
	1,027,521	—	234,723	—
Debt securities				
Listed outside Hong Kong, at market value	7,755	—	—	—
Unlisted, at fair value	37,614	—	—	—
	45,369	—	—	—
Unit trust				
Listed outside Hong Kong, at market value	251	—	—	—
Investment funds				
Listed outside Hong Kong, at market value	5,423	—	—	—
Unlisted, at fair value	8,158	—	—	—
	13,581	—	—	—
	1,086,722	—	234,723	—

The fair values of listed securities and unit trust are determined on the basis of their quoted market prices at the balance sheet date. For unlisted securities, the Group uses the market values determined by independent financial institutions to estimate their fair values. Investment funds are stated at the net asset value per share as reported by the managers of such funds.

Certain available-for-sale investments of the Group, including an unlisted equity investment in STDM, do not have quoted market prices in an active market and other methods of reasonably estimating fair value are clearly unworkable as the variability in the range of various reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. These available-for-sale investments are therefore stated at cost and are subject to review for impairment loss.

Note 21 Available-for-sale Investments (Continued)

An analysis of available-for-sale investments is as follows:

	Equity securities		Debt securities		Unit trust		Investment funds		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)
Group										
Non-current assets	**1,027,521**	–	**29,912**	–	**251**	–	**–**	–	**1,057,684**	–
Current assets	**–**	–	**15,457**	–	**–**	–	**13,581**	–	**29,038**	–
	1,027,521	–	**45,369**	–	**251**	–	**13,581**	–	**1,086,722**	–
Company										
Non-current assets	**234,723**	–	**–**	–	**–**	–	**–**	–	**234,723**	–

Note 22 Mortgage Loans Receivable

	Group	
	2005	2004
	(HK$'000)	(HK$'000)
Mortgage loans receivable	**304,100**	1,001,679
Less: Current portion	**(21,001)**	(28,116)
Non-current portion	**283,099**	973,563

Mortgage loans receivable are secured by second mortgage of properties and interest bearing at prime rate plus 1.75% to prime rate plus 3.75% (2004: prime rate plus 1.75% to prime rate plus 3.75%) per annum.

The carrying amount of mortgage loans receivable approximates the fair value based on cash flows discounted using effective interest rates of prime rate plus 1.75% to prime rate plus 3.75% (2004: prime rate plus 1.75% to prime rate plus 3.75%) per annum.

Note 23 Other Non-current Assets

	Group		Company	
	2005	(Restated) 2004	2005	(Restated) 2004
	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)
Amounts due by subsidiaries less provision	—	—	**3,562,595**	3,372,393
Amounts due by associates less provision	**302,611**	295,132	—	454
Amounts due by jointly controlled entities	**25,080**	31,670	—	—
Amounts due by investee companies	**28,190**	—	**125**	—
Financial instruments with embedded derivatives, at fair value	**14,930**	—	—	—
Club debentures	**140**	—	—	—
	370,951	326,802	**3,562,720**	3,372,847

Amounts due by subsidiaries, jointly controlled entities and investee companies are unsecured, non-interest bearing and with no fixed term of repayment. Given these terms, it is not meaningful to disclose their fair values.

Amounts due by associates are unsecured and with no fixed term of repayment, and amount to the extent of HK$291,475,000 (2004: HK$264,542,000) is interest bearing at 6% (2004: 6%) per annum while the remaining balances are non-interest bearing. For the interest bearing portion, the carrying amount is not materially different from the fair value. For the non-interest bearing portion, it is not meaningful to disclose fair value.

Financial instruments with embedded derivatives comprise oil-indexed principal payments embedded in the unlisted host financial instruments. The Group uses the market values determined by independent financial institutions to estimate their fair values.

Note 24 Properties Under Development

	Group	
	2005	2004
	(HK$'000)	(HK$'000)
Properties under development, at cost	**1,026,554**	909,521

Leasehold land included in properties under development is held under medium leases in Hong Kong.

Note 25 Inventories

	Group 2005	Group 2004
	(HK$'000)	(HK$'000)
Properties	**122,127**	349,609
Spare parts	**108,401**	98,343
Others	**5,146**	3,249
	235,674	451,201

Leasehold land included in inventories of properties is held under medium leases in Hong Kong.

Note 26 Trade and Other Receivables

	Group 2005	Group (Restated) 2004	Company 2005	Company 2004
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Amount due by a jointly controlled entity	**9,200**	—	**—**	—
Current portion of mortgage loans receivable	**21,001**	28,116	**—**	—
Trade and other debtors, deposits and prepayments	**272,848**	208,839	**60,966**	7,940
	303,049	236,955	**60,966**	7,940

Amount due by a jointly controlled entity was unsecured and expected to be recovered within one year. Amount to the extent of HK$7,200,000 (2004: nil) was interest bearing at the interest rate of 5% per annum and the remaining balance was non-interest bearing.

Note 26 Trade and Other Receivables (Continued)

The carrying amount of trade and other receivables approximates their fair value because of their immediate or short term maturity.

Trade debtors are managed in accordance with defined credit policies, dependent on market requirements and businesses which they operate. Subject to negotiation, credit is only available for major customers with well-established trading records. The ageing analysis of trade debtors is as follows:

	Group	
	2005	2004
	(HK$'000)	(HK$'000)
0 – 30 days	**91,422**	91,907
31 – 60 days	**32,133**	27,795
61 – 90 days	**4,312**	2,025
over 90 days	**16,639**	15,890
	144,506	137,617

Note 27 Derivative Financial Instruments

During the year, fuel swap contracts were designated as cash flow hedges to hedge fuel price risk in anticipated future fuel purchases. These contracts were remeasured at fair value based on the estimated future cash flows. The fair value gains or losses will be transferred from hedging reserve to the profit and loss account when the forecast purchases occur, at various dates between 1 month to 6 months from the balance sheet date. At 31 December 2005, the outstanding fuel swap contracts were stated at their fair value of HK$5,363,000 (2004: nil).

Note 28 Cash and Bank Balances

	Group		Company	
	2005	2004	**2005**	2004
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Bank deposits	**3,616,566**	3,482,268	**2,554,564**	2,579,611
Cash and bank balances	**247,684**	390,393	**41,723**	208,081
	3,864,250	3,872,661	**2,596,287**	2,787,692

Details of the effective interest rates and denomination of bank balances and bank deposits are shown in notes 42(a) and 42(b) to the financial statements respectively. At the balance sheet date, the amount of bank deposits with a maturity over three months was nil (2004: HK$750,000).

The carrying amount of cash, bank balances and bank deposits approximates their fair value because of their immediate or short term maturity.

Note 29 Bank Borrowings

	Group 2005	Group 2004
	(HK$'000)	(HK$'000)
Bank loans repayable within a period		
Not exceeding 1 year	**166,995**	784,329
More than 1 year but not exceeding 2 years	**194,742**	145,099
More than 2 years but not exceeding 5 years	**654,982**	350,324
	1,016,719	1,279,752
Less: Current portion	**(166,995)**	(784,329)
Non-current portion	**849,724**	495,423

Bank loans to the extent of HK$263,469,000 (2004: HK$295,252,000) are secured by charges on certain vessels of the Group of HK$465,089,000 (2004: HK$514,567,000). The balance is secured by corporate guarantee of the Company. Bank loans to the extent of HK$419,719,000 (2004: HK$482,752,000) are repayable by instalments. Bank loans are interest bearing at HIBOR plus 0.5% to HIBOR plus 0.8% (2004: HIBOR plus 0.5% to HIBOR plus 0.8%) per annum.

The carrying amount of bank borrowings approximates the fair value based on cash flows discounted using effective interest rates of HIBOR plus 0.5% to HIBOR plus 0.8% (2004: HIBOR plus 0.5% to HIBOR plus 0.8%) per annum.

Note 30 Trade and Other Payables

	Group		Company	
	2005	(Restated) 2004	2005	(Restated) 2004
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Amounts due to subsidiaries	—	—	**1,031,610**	933,763
Amount due to an associate	**2,846**	2,846	—	—
Loan	**5,000**	5,000	—	—
Trade and other creditors, deposits and accrued charges	**511,397**	527,815	**24,356**	29,493
	519,243	535,661	**1,055,966**	963,256

Amounts due to subsidiaries and an associate and loan are unsecured, non-interest bearing and with no fixed term of repayment. The carrying amount of trade and other payables either approximates their fair value because of their immediate or short term maturity, or is not materially different from their fair value.

Note 30 Trade and Other Payables (Continued)

The ageing analysis of trade creditors is as follows:

	Group	
	2005	2004
	(HK$'000)	(HK$'000)
0 – 30 days	**150,071**	189,964
31 – 60 days	**3,649**	761
61 – 90 days	**452**	550
over 90 days	**8,731**	708
	162,903	191,983

Note 31 Provision for Employee Benefits

Provision for employee benefits represents cost of cumulative compensated absences that the Group expects to pay.

	Group		Company	
	2005	2004	2005	2004
	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)
At 1 January	**27,940**	24,521	**7,187**	3,196
Net amount provided during the year	**970**	4,260	**659**	4,034
Amount paid during the year	**(688)**	(841)	**(204)**	(43)
At 31 December	**28,222**	27,940	**7,642**	7,187

Note 32 Loans from Minority Shareholders

Loans from minority shareholders are unsecured and with no fixed term of repayment. The Group has not provided any guarantee in favour of the minority shareholders in respect of the loans advanced. Amount to the extent of HK$26,950,000 (2004: HK$24,141,000) is interest bearing at HIBOR plus 0.58% (2004: HIBOR plus 0.58%) per annum while the balance is non-interest bearing. For the interest bearing portion, the carrying amount is not materially different from the fair value. For the non-interest bearing portion, it is not meaningful to disclose fair value.

Note 33 Share Capital

	2005 Number of shares	2005 (HK$'000)	2004 Number of shares	2004 (HK$'000)
Authorised				
Ordinary shares of HK$0.25 each				
At 1 January and 31 December	**4,000,000,000**	**1,000,000**	4,000,000,000	1,000,000
Issued and fully paid				
Ordinary shares of HK$0.25 each				
At 1 January	**2,080,026,240**	**520,007**	1,942,433,910	485,608
Conversion of convertible guaranteed bonds	—	—	127,390,540	31,848
Exercise of share options	**5,000,000**	**1,250**	10,201,790	2,551
Repurchase of shares	**(3,008,000)**	**(752)**	—	—
At 31 December	**2,082,018,240**	**520,505**	2,080,026,240	520,007

In December 2005, the Company repurchased 3,008,000 of its own ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$19,654,000. The highest and lowest prices paid per share were HK$6.60 and HK$6.40 respectively. The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares.

Pursuant to Section 49H of the Companies Ordinance, an amount equivalent to the par value of the shares cancelled of HK$752,000 was transferred from retained profits to capital redemption reserve. The premium and expenses paid on the repurchase of the shares of HK$18,902,000 was charged to retained profits.

Note 34 Share Option Schemes

The Company had a share option scheme which was adopted on 18 May 1993 (the 1993 share option scheme) and terminated on 31 May 2002. A new share option scheme was adopted on 31 May 2002 (the 2002 share option scheme), whereby the board of directors of the Company may grant share options to eligible persons, including directors and employees of the Company, to subscribe for ordinary shares in the Company. Details of the share option schemes are disclosed under Disclosure of Interests (section (d)) in the Report of the Directors on pages 44 to 45.

Note 34 Share Option Schemes (Continued)

Details of the share options are as follows:

2005

Date of grant	Exercise price	At 1 January 2005	Granted during the year	Exercised during the year	At 31 December 2005	Note
		Number of share options				
a) The 1993 share option scheme						
3 January 2000	**HK$1.15**	**20,869,566**	**—**	**—**	**20,869,566**	**(i)**
b) The 2002 share option scheme						
25 May 2004	**HK$3.15**	**112,454,870**	**—**	**(5,000,000)**	**107,454,870**	**(i)**
8 July 2004	**HK$3.95**	**918,800**	**—**	**—**	**918,800**	**(ii)**
22 September 2004	**HK$4.20**	**5,000,000**	**—**	**—**	**5,000,000**	**(i)**
		118,373,670	**—**	**(5,000,000)**	**113,373,670**	
		139,243,236	**—**	**(5,000,000)**	**134,243,236**	

2004

Date of grant	Exercise price	At 1 January 2004	Granted during the year	Exercised during the year	At 31 December 2004	Note
		Number of share options				
a) The 1993 share option scheme						
24 March 1995	HK$3.35	5,401,791	—	(5,401,791)	—	
3 January 2000	HK$1.15	25,669,565	—	(4,799,999)	20,869,566	(i)
		31,071,356	—	(10,201,790)	20,869,566	
b) The 2002 share option scheme						
25 May 2004	HK$3.15	—	112,454,870	—	112,454,870	(i)
8 July 2004	HK$3.95	—	918,800	—	918,800	(ii)
22 September 2004	HK$4.20	—	5,000,000	—	5,000,000	(i)
		—	118,373,670	—	118,373,670	
		31,071,356	118,373,670	(10,201,790)	139,243,236	

Notes:

(i) The share options outstanding at 31 December 2005 and 31 December 2004 are granted to directors and exercisable during a period of 10 years commencing on the date of each grant.

(ii) The share options outstanding at 31 December 2005 and 31 December 2004 are granted to employees and exercisable during a period of 5 years commencing on the date of grant.

Note 35 Reserves

a) Group

	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Share premium account	**4,095,965**	4,081,491
Capital redemption reserve account	**5,771**	5,019
Capital reserve account	—	(27,582)
Legal reserve account	**7,548**	—
Investment property revaluation reserve account	—	183,421
Investment revaluation reserve account	**14,552**	—
Hedging reserve account	**1,885**	—
Exchange reserve account	**5,389**	1,352
Profit and loss account	**2,399,188**	1,976,444
	6,530,298	6,220,145

The movements of the Group's reserves for the years ended 31 December 2005 and 31 December 2004 are presented in the consolidated statement of changes in equity on pages 58 to 59 of the financial statements.

The application of share premium and capital redemption reserve is governed by Sections 48B and 49H respectively of the Companies Ordinance.

Legal reserve is a non-distributable reserve of certain subsidiaries and associates which is set aside from the profits of these companies in accordance with the Commercial Code of Macau Special Administrative Region.

Investment revaluation reserve comprises the cumulative net change in the fair value of available-for-sale investments held at the balance sheet date and is dealt with in accordance with the accounting policy of available-for-sale investments as set out in note 2(m) to the financial statements.

Hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows in accordance with the accounting policy of cash flow hedges in note 2(o) to the financial statements.

Exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations in accordance with the accounting policy of foreign currencies in note 2(w) to the financial statements.

Note 35 Reserves (Continued)

b) Company

	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Profit and loss account (HK$'000)	Total (HK$'000)
At 1 January 2004	3,795,658	5,019	817,979	4,618,656
Profit for the year	—	—	134,034	134,034
Conversion of convertible guaranteed bonds	264,972	—	—	264,972
Exercise of share options	21,065	—	—	21,065
Expenses on issue of shares	(204)	—	—	(204)
Dividends	—	—	(231,323)	(231,323)
At 31 December 2004	4,081,491	5,019	720,690	4,807,200
Profit for the year	—	—	149,462	149,462
Exercise of share options	14,500	—	—	14,500
Expenses on issue of shares	(26)	—	—	(26)
Repurchase of shares	—	752	(19,578)	(18,826)
Expenses on repurchase of shares	—	—	(76)	(76)
Dividends	—	—	(146,142)	(146,142)
At 31 December 2005	**4,095,965**	**5,771**	**704,356**	**4,806,092**

At the balance sheet date, reserves of the Company available for distribution to shareholders, as calculated under Section 79B of the Companies Ordinance, amounted to HK$704,356,000 (2004: HK$720,690,000).

The consolidated profit attributable to equity holders of the Company includes a profit of HK$121,381,000 (2004: HK$134,034,000) which has been dealt with in the financial statements of the Company.

Note 36 Consolidated Cash Flow Statement

a) Acquisition of interest in a subsidiary

	2005 (HK$'000)	2004 (HK$'000)
Net assets acquired		
Property, plant and equipment	**138**	—
Inventories	**587**	—
	725	—
Goodwill arising on acquisition (note 19)	**2,275**	—
	3,000	—
Satisfied by		
Consideration	**3,000**	—
Consideration	**(3,000)**	
Consideration payable	**800**	—
Cash outflow on acquisition of interest in a subsidiary	**(2,200)**	—

On 15 August 2005, a subsidiary which is 80% owned by the Group acquired 100% interest in Clean Living (Macau) Limited (CLML), which operates a laundry business based in Macau. The carrying amounts of the net assets acquired represent their fair values at the date of acquisition.

CLML contributed revenue of HK$1,603,000 and a loss of HK$551,000 to the Group between the date of acquisition and the balance sheet date.

If the acquisition had been completed on 1 January 2005, *the Group's total revenues and profit for the year would have* been HK$2,643,612,000 and HK$581,366,000 respectively. The proforma information is for illustrative purposes only and is not necessarily an indication of revenues and results of operations of the Group that actually would have been achieved *had the acquisition been completed on* 1 January 2005, *nor is it intended to be a projection of future results.*

Note 36 Consolidated Cash Flow Statement (Continued)

b) Disposal of interests in subsidiaries

	2005 (HK$'000)	2004 (HK$'000)
Net assets disposed of		
Cash and bank balances	—	176
Minority interests	—	(79)
	—	97
Realisation of capital reserve	—	(3,680)
	—	(3,583)
Profit on disposal	—	3,680
	—	97
Satisfied by		
Consideration	—	97
Consideration received	—	97
Cash and cash equivalents disposed of	—	(176)
Cash outflow on disposal of interests in subsidiaries	—	(79)

c) Analysis of cash and cash equivalents

	2005 (HK$'000)	2004 (HK$'000)
Investment funds (notes 21 and 20)	**13,581**	57,890
Cash and bank balances (note 28)	**3,864,250**	3,872,661
	3,877,831	3,930,551
Bank deposits with a maturity over three months	—	(750)
Cash and cash equivalents in the consolidated cash flow statement	**3,877,831**	3,929,801

Cash and cash equivalents at the balance sheet date include cash and bank balances of HK$16,355,000 (2004: HK$18,860,000) held by subsidiaries which are not freely remissible to the Group because of currency exchange restrictions.

d) Major non-cash transactions

(i) During the year, the Group entered into an agreement for the acquisition of the entire issued share capital of Built City Investments Limited, whose principal asset is a 51% interest in Basecity Investments Limited, which indirectly wholly-owns Properties Sub F, Limited, which has the right of a land concession in respect of the property site located at Lot B, District B2, Zone B, NAPE in Macau. The Company will issue an estimated number of 97,591,776 ordinary shares of the Company as part of the consideration.

(ii) During the year, part of the dividend income of HK$60,543,000 from investments was settled through the current account with an investee company.

Note 37 Segment Information

Business segments

Group

2005

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,638,103	496,655	257,895	96,365	—	2,489,018
Inter-segment turnover	77,144	1,739	30,264	—	(109,147)	—
Other revenues	27,098	2,177	807	21,596	—	51,678
	1,742,345	500,571	288,966	117,961	(109,147)	2,540,696
Segment results	187,990	145,928	28,239	90,322	—	452,479
Fair value changes on investment properties	—	134,483	—	—	—	134,483
Unallocated income						18,667
Unallocated expense						(98,345)
Interest income						100,533
Operating profit						607,817
Finance costs						(33,725)
Share of results of associates	354	12,205	57,415	1,631	—	71,605
Share of results of jointly controlled entities	4,186	(475)	(5,149)	—	—	(1,438)
Profit before taxation						644,259
Taxation						(63,266)
Profit after taxation						580,993
Assets						
Segment assets	2,222,997	5,023,592	559,078	1,163,562	(21,455)	8,947,774
Associates	3,154	(258)	192,228	1,831	—	196,955
Jointly controlled entities	18,796	16,290	(20,533)	—	—	14,553
Unallocated assets						2,696,509
Total assets						11,855,791
Liabilities						
Segment liabilities	291,760	550,587	28,732	796	(21,455)	850,420
Unallocated liabilities						2,042,245
Total liabilities						2,892,665
Other information						
Capital expenditure	113,856	19,873	11,726	640		
Depreciation	112,832	2,831	2,830	241		
Amortisation of leasehold land	2,976	172	10,417	—		
Impairment losses on receivables	—	12	3,606	—		

Note 37 Segment Information (Continued)

Business segments

Group

(Restated) 2004

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,577,307	1,895,492	153,123	123,208	—	3,749,130
Inter-segment turnover	9,569	1,600	7,070	—	(18,239)	—
Other revenues	72,523	3,921	430	11,855	—	88,729
	1,659,399	1,901,013	160,623	135,063	(18,239)	3,837,859
Segment results	243,226	550,798	9,180	121,585	—	924,789
Unallocated income						17,122
Unallocated expenses						(77,973)
Interest income						11,875
Operating profit						875,813
Finance costs						(12,850)
Investment loss						(48,543)
Share of results of associates	—	38,773	24,629	1,980	—	65,382
Share of results of jointly controlled entities	3,439	84	1,159	(7,091)	—	(2,409)
Profit before taxation						877,393
Taxation						(79,489)
Profit after taxation						797,904
Assets						
Segment assets	2,010,288	5,652,219	536,292	1,038,669	(2,156)	9,235,312
Associates	—	21,238	63,395	(17,605)	—	67,028
Jointly controlled entities	12,810	16,765	(15,384)	—	—	14,191
Unallocated assets						2,827,115
Total assets						12,143,646
Liabilities						
Segment liabilities	236,665	895,864	51,368	744	(2,156)	1,182,485
Unallocated liabilities						2,435,940
Total liabilities						3,618,425
Other information						
Capital expenditure	16,330	7,445	5,724	101		
Depreciation	131,609	4,160	8,138	953		
Amortisation of leasehold land	2,976	172	10,417	—		
Amortisation of goodwill	—	—	1,140	3,068		
Interest and redemption premium on convertible guaranteed bonds written back	—	88,220	—	—		

Note 37 Segment Information (Continued)

Geographical segments

Group

	Hong Kong (HK$'000)	Macau (HK$'000)	Others (HK$'000)	Consolidated (HK$'000)
2005				
Turnover and revenue	**1,481,336**	**897,574**	**161,786**	**2,540,696**
Segment assets	**9,261,575**	**2,057,224**	**536,992**	**11,855,791**
Capital expenditure	**118,338**	**26,374**	**2,060**	
2004 (restated)				
Turnover and revenue	2,826,278	885,927	125,654	3,837,859
Segment assets	9,721,281	1,868,872	553,493	12,143,646
Capital expenditure	23,595	1,103	5,235	

Note 38 Significant Related Party Transactions

a) During the year, details of significant related party transactions were as follows:

	Note	2005 (HK$'000)	2004 (HK$'000)
STDM Group	(i)		
Dividend income from STDM		**93,341**	115,518
Ship tickets sold to STDM Group	*	**474,104**	473,966
Discount granted to STDM Group on ship tickets purchased by STDM Group	*	**23,594**	23,698
Commission paid to STDM Group on ship tickets sold by STDM Group	*	**15,388**	15,744
Fees received from STDM for management of hotels and Macau Tower Convention & Entertainment Centre (MTCEC)	*	**37,134**	38,646
Fuel purchased from STDM Group for Macau shipping operations	*	**189,269**	126,063
Amount collected by STDM Group for sale of ship tickets and related services in Macau		**310,129**	315,447
Amount reimbursed to STDM Group for expenses incurred in respect of shipping operations in Macau		**145,590**	137,890
Amount reimbursed by STDM Group for staff expenses and administrative resources shared		**29,725**	28,821
Amount reimbursed by STDM for management of MTCEC		**17,380**	46,796
Associates			
Insurance premium paid to an associate		**33,992**	31,553
Jointly controlled entities			
Ship passengers handling fees received on behalf of a jointly controlled entity		**32,190**	19,166
Key management personnel			
Fees received under Ferry Services Co-operation Agreement with a jointly controlled entity of New World Development Company Limited (NWD)	(ii) *	**30,000**	30,000
Directors' emoluments	(iii)		
Salaries and other short-term employee benefits		**27,711**	28,633
Post-employment benefits		**1,072**	1,031
Other related parties			
Commission paid to China Travel Service (Hong Kong) Limited (CTSHK) for sale of ship tickets	(iv) *	**28,675**	27,901
Net income collected by CTSHK for sale of ship tickets and related services		**127,079**	138,575

* *These related party transactions also constitute continuing connected transactions disclosable in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.*

Note 38 Significant Related Party Transactions (Continued)

b) At the balance sheet date, the Group had the following balances with related parties:

	Note	2005 (HK$'000)	2004 (HK$'000)
STDM Group	(i)		
Net receivable from/(payable to) STDM Group	(v)	**7,956**	(22,899)
Minority shareholder's loan from STDM to a subsidiary	(vi)	**100,000**	100,000
Associates			
Amounts due by associates	(vii)	**302,611**	296,225
Jointly controlled entities			
Amounts due by jointly controlled entities	(viii)	**34,280**	31,670
Construction costs payable to a jointly controlled entity	(ix)	**40,362**	79,854
Key management personnel			
Minority shareholder's loans from NWD to subsidiaries	(x)	**176,172**	263,338
Minority shareholder's loan from a company beneficially owned by Dr. Stanley Ho to a subsidiary	(xi)	**117,907**	125,107
Other related parties			
Minority shareholder's loans from Sun Hung Kai Properties Limited (SHK) to subsidiaries	(x)	**533,701**	824,300

Notes:

(i) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Mr. David Shum, directors of the Company, have beneficial interests in STDM. Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung (appointed representative of a corporate director), Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Mr. David Shum are directors of STDM. STDM is a substantial shareholder of the Company.

(ii) Dato' Dr. Cheng Yu Tung is chairman of NWD.

(iii) Further details of directors' emoluments are disclosed in note 7 to the financial statements.

(iv) CTSHK is a subsidiary of China Travel International Investment Hong Kong Limited which is a minority shareholder of a subsidiary.

(v) Net receivable from/(payable to) STDM Group includes unsecured non-interest bearing current account, trade and other receivable and payable.

(vi) The subsidiary, Shun Tak, Serviços Recreativos, S.A., holds development rights of a site in Taipa Macau and is owned as to 80% by the Group and 20% by STDM. The minority shareholder's loan is unsecured, non-interest bearing and with no fixed term of repayment.

(vii) Amounts due by associates are unsecured and with no fixed term of repayment.

Amount to the extent of HK$291,475,000 (2004: HK$264,542,000) is interest bearing at 6% per annum while the remaining balances are non-interest bearing. The related interest income amounted to HK$16,746,000 (2004: HK$15,646,000) and the sum of HK$14,138,000 (2004: HK$14,325,000) remained unsettled as at the balance sheet date.

Note 38 Significant Related Party Transactions (Continued)

(viii) *Amounts due by jointly controlled entities are unsecured.*

Amount to the extent of HK$7,200,000 (2004: nil) is interest bearing at 5% per annum while the remaining balances are non-interest bearing.

Amount to the extent of HK$9,200,000 (2004: nil) is expected to be repayable within one year and the remaining balances have no fixed term of repayment. The related interest income amounted to HK$360,000 (2004: nil) and remained unsettled as at the balance sheet date.

(ix) *Construction costs payable represents the balance payable to the main contractor for the development of Liberté.*

(x) *The subsidiaries, Ranex Investments Limited (Ranex) and Treasure Peninsula Limited (TPL), hold the development project of The Belcher's and provide second mortgage financing to the buyers of The Belcher's respectively. The subsidiaries are owned as to 51% by the Group, 29% by SHK, 10% by NWD and 10% by an unrelated third party. The minority shareholders' loans to Ranex from NWD and SHK are unsecured, interest bearing at HIBOR plus 0.58% per annum and with no fixed term of repayment. The minority shareholders' loans to TPL from NWD and SHK are unsecured, non-interest bearing and with no fixed term of repayment.*

Moreover, SHK also provides minority shareholder's loan to a subsidiary, Onluck Finance Limited, which provides second mortgage financing to the buyers of Liberté. This subsidiary is owned as to 64.56% by the Group and 35.44% by SHK. The loan is unsecured, non-interest bearing and with no fixed term of repayment.

(xi) *The subsidiary, Shun Tak Cultural Centre Limited, holds 100% interest in Shun Tak Business Centre in Guangzhou and is owned as to 60% by the Group and 40% by a company beneficially owned by Dr. Stanley Ho. The minority shareholder's loan is unsecured, non-interest bearing and with no fixed term of repayment.*

Note 39 Provident Fund Scheme

Pursuant to the Mandatory Provident Fund Schemes Ordinance, the Group has established a mandatory provident fund (MPF) scheme in December 2000. Since the Group has obtained exemption for its existing provident fund scheme, all staff were offered the choice of switching to the MPF scheme or staying in existing scheme. Where staff elected to join the MPF scheme, both the Group and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Apart from the MPF scheme, the Group has a defined contribution fund scheme covering all qualified staff who elected not to switch to the MPF scheme. The Group and its employees are each required to make contributions to the scheme calculated at 5% of the employees' basic salaries on a monthly basis.

The assets held under the MPF scheme and the defined contribution fund scheme are managed by independent trustees. The Group's contributions charged to the profit and loss account for the year ended 31 December 2005 were HK$22,008,000 (2004: HK$21,054,000). Under the defined contribution fund scheme, no forfeitures of employer's contributions resulting from leaving scheme members were applied to reduce the Group's contributions for both years. At the balance sheet date, forfeited contributions of HK$22,219,000 (2004: HK$20,459,000) were available to the Group to reduce the contributions to the scheme in future.

Note 40 Commitments

a) Capital commitments

	Group		Company	
	2005	2004	**2005**	2004
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Contracted but not provided for				
Capital expenditure	**39,085**	32,337	**—**	—
Capital contribution to jointly controlled entities	**6,490**	6,368	**6,490**	6,368
	45,575	38,705	**6,490**	6,368

At the balance sheet date, the Group had outstanding commitments of:

(i) the payment of HK$750 million in cash and the issue of 148,883,374 ordinary shares of the Company for the acquisition of the entire issued share capitals of the companies that will hold the land development right in respect of the property sites adjoining the Macau Tower in Nam Van, Macau.

(ii) the issue of an estimated number of 97,591,776 ordinary shares of the Company, for the acquisition of the entire issued share capital of Built City Investments Limited, whose principal asset is a 51% interest in Basecity Investments Limited, which indirectly wholly-owns Properties Sub F, Limited, which has the right of a land concession in respect of the property site located at Lot B, District B2, Zone B, NAPE in Macau.

In addition to the above, the Group's share of capital commitments of a jointly controlled entity itself is as follows:

	Group	
	2005	2004
	(HK$'000)	(HK$'000)
Contracted but not provided for	**—**	16
Authorised but not contracted for	**—**	7
	—	23

Note 40 Commitments (Continued)

b) Lease commitments

The future aggregate minimum lease payments payable under non-cancellable operating leases are as follows:

	Group	
	2005	2004
	(HK$'000)	(HK$'000)
Within one year	**4,379**	3,655
In the second to fifth year inclusive	**3,333**	5,151
Over five years	**494**	1,153
	8,206	9,959

The leasing arrangements of land held under operating leases are set out in notes 15, 24 and 25 to the financial statements. Apart from these leases, the Group's operating leases are for terms ranging from 1 to 7 years.

c) Future minimum lease payments receivable

The future aggregate minimum lease payments receivable under non-cancellable operating leases are as follows:

	Group	
	2005	2004
	(HK$'000)	(HK$'000)
Within one year	**97,057**	88,395
In the second to fifth year inclusive	**115,892**	148,899
Over five years	**33,589**	40,951
	246,538	278,245

The Group's operating leases are for terms ranging from 1 to 10 years.

d) At the balance sheet date, the Group had commitments under various contracts to complete property development projects at a total value of HK$95,592,000 (2004: HK$1,391,000).

Note 41 Contingent Liabilities

	Group		Company	
	2005	2004	**2005**	2004
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Guarantees issued by the Company for credit facilities granted by third parties to subsidiaries	**—**	—	**753,200**	984,500
Letters of credit outstandng	**3,880**	349	**—**	—

In addition to the above, the Group had provided guarantee to a third party in respect of the sum owing by a jointly controlled entity to the said third party under a license agreement. At the balance sheet date, the Group's share of such contingent liabilities amounted to HK$1,557,000 (2004: HK$845,000).

Note 42 Financial Risk Management

The Group adopts a conservative policy in financial risk management and focuses on minimising potential adverse effects on the Group's performance. The Group's activities are exposed to the following risks:

a) Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing assets and liabilities. The following tables set out the carrying amounts, by maturity, of the Group's financial instruments at 31 December 2005 and 31 December 2004 that are exposed to interest rate risk:

	Not exceeding 1 year (HK$'000)	More than 1 year but not exceeding 2 years (HK$'000)	More than 2 years but not exceeding 5 years (HK$'000)	More than 5 years (HK$'000)	No fixed term of repayment (HK$'000)	Total (HK$'000)	Effective annual interest rate %
2005							
Floating rate							
Mortgage loans receivable	**21,001**	**14,219**	**44,570**	**224,310**	—	**304,100**	**9.89**
Available-for-sale investments	—	—	**13,679**	**6,853**	—	**20,532**	**4.36**
Bank balances	**168,063**	—	—	—	—	**168,063**	**2.23**
Bank borrowings	**166,995**	**194,742**	**654,982**	—	—	**1,016,719**	**4.67**
Loans from minority shareholders	—	—	—	—	**26,950**	**26,950**	**4.63**
Fixed rate							
Amount due by an associate	—	—	—	—	**291,475**	**291,475**	**6.00**
Amount due by a jointly controlled entity	**7,200**	—	—	—	—	**7,200**	**5.00**
Available-for-sale investments	**15,457**	—	**9,380**	—	—	**24,837**	**4.42**
Bank deposits	**3,616,566**	—	—	—	—	**3,616,566**	**4.07**
2004							
Floating rate							
Mortgage loans receivable	28,116	59,663	174,404	739,496	—	1,001,679	7.09
Investments	—	—	15,561	3,900	—	19,461	6.85
Bank balances	157,885	—	—	—	—	157,885	0.15
Bank borrowings	784,329	145,099	350,324	—	—	1,279,752	0.85
Loans from minority shareholders	—	—	—	—	24,141	24,141	0.81
Fixed rate							
Amount due by an associate	—	—	—	—	264,542	264,542	6.00
Investments	19,767	7,765	—	—	—	27,532	6.28
Bank deposits	3,482,268	—	—	—	—	3,482,268	0.43

Note 42 Financial Risk Management (Continued)

b) Currency risk

The Group is exposed to currency risk on financial assets that are denominated in United States dollars (USD), Macau patacas (MOP), Renminbi (RMB) and Singapore dollars (SGD). As USD and MOP are pegged to Hong Kong dollars (HKD), the directors do not expect any significant movements in the USD/HKD and MOP/HKD exchange rates. For other currencies like RMB and SGD, since the volume of transactions denominated in these currencies is not significant, the directors consider the exposure to currency risk to be low. The following tables set out the carrying amounts of the Group's financial instruments at 31 December 2005 and 31 December 2004 that are exposed to currency risk:

	Denomination				
	USD (HK$'000)	MOP (HK$'000)	RMB (HK$'000)	SGD (HK$'000)	Total (HK$'000)
2005					
Available-for-sale investments	**73,920**	**61**	—	**251**	**74,232**
Other non-current assets	**14,930**	—	—	—	**14,930**
Bank deposits	**599,090**	—	—	—	**599,090**
Cash and bank balances	**4,434**	**6,634**	**15,289**	**6,107**	**32,464**
2004					
Investments	120,804	61	—	264	121,129
Bank deposits	229,794	—	—	—	229,794
Cash and bank balances	17,855	2,630	11,650	—	32,135

c) Price risk

The Group is exposed to equity price risk as listed equity securities are held as part of the available-for-sale investments. The Group is also exposed to commodity price risk on certain financial instruments it holds, as set out in note 23 to the financial statements.

d) Credit risk

The Group has no significant concentrations of credit risk. The credit risk on available-for-sale debt securities, cash and cash equivalents and derivative financial instruments is limited because the counterparties are considered by the directors to have high creditworthiness. Trade debtors are managed in accordance with the credit policies as set out in note 26 to the financial statements.

e) Liquidity risk

It is the Group's policy to secure adequate funding to match with the cash flows required for working capital and investing activities. In addition, banking facilities have been put in place for contingency purposes.

f) Fuel hedging

The Group engages in fuel hedging activities to minimise its exposure to fluctuations in fuel prices. In meeting this objective, the Group's policy allows for the judicious use of approved derivatives such as swaps and options with approved counterparties and within approved hedge volume. Such derivatives are used for the purpose of risk management and do not expose the Group to market risk, since any change in their market value are offset by a compensating change in the fuel costs being hedged. Details of the Group's hedging derivatives are set out in note 27 to the financial statements.

Note 43 Events after the Balance Sheet Date

The Group subscribed for a 64% shareholding in Groupax Limited which held a 49% interest in Macau Asia Express Limited (MAEL). The Group's effective beneficial shareholding in MAEL is 31.36%. The Group's share of the initial investment cost is approximately HK$73.4 million.

On 14 March 2006, the Group signed a HK$5,000 million syndicated loan facility for its Macau projects.

Note 44 Approval of Financial Statements

The financial statements were approved by the Board of Directors on 24 April 2006.

	Place of incorporation/ Principal place of operation	Issued and paid up ordinary share capital/ registered capital	Percentage held by the Group	Principal activities
TRANSPORTATION				
Shun Tak Ferries Ltd.	Hong Kong	HK$2	100	investment holding
Interdragon Ltd.	British Virgin Islands	US$10,000	60	investment holding
Shun Tak-China Travel Shipping Investments Ltd.	British Virgin Islands	US$10,000	42.6	investment holding
Glowfield Group Ltd.	British Virgin Islands	US$27	42.6	investment holding
Shun Tak-China Travel Ferries Ltd.	British Virgin Islands	US$2	42.6	investment holding
Shun Tak-China Travel Ship Management Ltd.	Hong Kong/ Hong Kong-Macau	HK$200 HK$1,000,000+	42.6	ship management
Ocean Shipbuilding & Engineering Ltd.	Hong Kong	HK$200 HK$100,000+	42.6	shipbuilding and repairs
Conwick Investment Ltd.	Hong Kong/ Hong Kong-Macau	HK$2 HK$2+	42.6	shipping
Far East Hydrofoil Co., Ltd.	Hong Kong/ Hong Kong-Macau	HK$2,000 HK$5,000,000+	42.6	shipping
Hongkong Macao Hydrofoil Co., Ltd.	Hong Kong/ Hong Kong-Macau	HK$10,000,000	42.6	shipping
Ravenser Enterprises Ltd.	Hong Kong/ Hong Kong-Macau	HK$20 HK$1,000,000+	42.6	shipping
Tai Tak Hing Shipping Co. Ltd.	Hong Kong/ Hong Kong-Macau	HK$200 HK$5,200,000+	42.6	shipping
PROPERTY – HONG KONG				
Shun Tak Development Ltd.	Hong Kong	HK$27,840,000	100	investment holding
Bonsuric Co. Ltd.	Hong Kong	HK$2	100	property development
Garraton Investment Ltd.	Hong Kong	HK$1,000	100	property investment
Goform Ltd.	Hong Kong	HK$2	100	property investment
Hocy Development Ltd.	Hong Kong	HK$2	100	property investment
Iconic Palace Ltd.	Hong Kong	HK$20	100	property investment and development
Shun Tak Property Investment & Management Holdings Ltd.	Hong Kong	HK$2	100	property investment and management
Ranex Investments Ltd.	Hong Kong	HK$100	51	property investment and development
Treasure Peninsula Ltd.	Hong Kong	HK$1,000	51	second mortgage financing
Shun Tak Yee Fai Construction JV Ltd.**	Hong Kong	HK$2^	50	property construction

	Place of incorporation/ Principal place of operation	Issued and paid up ordinary share capital/ registered capital	Percentage held by the Group	Principal activities
PROPERTY – MACAU				
Eversun Co. Ltd.	Hong Kong/Macau	HK$200	100	property investment
Nova Taipa - Urbanizações, Limitada	Macau	MOP10,000,000#	25	property investment and development
PROPERTY – MAINLAND CHINA				
Shun Tak Cultural Centre Ltd.	Hong Kong	HK$10	60	investment holding
Guangzhou Shun Tak Real Estate Co., Ltd.**	PRC	HK$130,000,000@	60	property investment and development
HOSPITALITY				
Florinda Hotel International Ltd.	British Virgin Islands/ Macau	US$1	100	hotel management
Shun Tak Travel Services Ltd.	Hong Kong	HK$2,000,000	100	travel agency services
Shun Tak, Serviços Recreativos, S.A.	Macau	MOP1,000,000	80	property holding
Excelsior-Hoteis e Investimentos, Limitada**	Macau	MOP20,000,000#	50	hotel operation
Sociedade de Turismo e Desenvolvimento Insular, S.A.R.L.	Macau	MOP200,000,000#	35	hotel and golf club operations
FINANCE				
Shun Tak Finance Ltd.	Hong Kong	HK$2	100	treasury
Shun Tak Finance (Overseas) Ltd.	Jersey	US$12	100	treasury
		US$26,360*	100	
OTHERS				
Shun Tak Technology Ventures Holdings Ltd.	Hong Kong	HK$2	100	investment holding
Step Ahead International Ltd.	British Virgin Islands/ Hong Kong	US$1	100	general investment

The above table lists the principal subsidiaries, associates and joint venture of the Group which, in the opinion of the directors, principally affect the results and net assets of the Group. To give full details of subsidiaries, associates and joint ventures would, in the opinion of the directors, result in particulars of excessive length.

Except Shun Tak Ferries Ltd., Shun Tak Development Ltd., Shun Tak Property Investment & Management Holdings Ltd., Shun Tak Technology Ventures Holdings Ltd. and Step Ahead International Ltd., which are 100% directly held by the Company, the interests in the remaining subsidiaries, associates and joint venture listed in the above table are held indirectly.

\+ *Non-voting deferred shares*

* *Redeemable preference shares*

@ *Registered capital*

\# *Associates*

^ *Joint venture*

** *Companies not audited by H.C. Watt & Co. Ltd.*

	2005	(Restated) 2004	(Restated) 2003	(Restated) 2002	(Restated) 2001
	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)
Consolidated Profit and Loss Account					
Turnover	**2,489**	3,749	5,151	5,015	5,339
Profit attributable to equity holders of the Company	**364**	480	327	378	276
Total dividends	**146**	231	97	148	78
Consolidated Balance Sheet					
Non-current assets	**6,388**	6,595	7,478	7,872	6,033
Current assets	**5,468**	5,548	5,429	7,498	9,885
Current liabilities	**(780)**	(1,421)	(1,296)	(2,176)	(1,318)
Non-current liabilities	**(2,113)**	(2,197)	(3,832)	(5,552)	(8,194)
Net assets	**8,963**	8,525	7,779	7,642	6,406
Share capital	**520**	520	486	486	389
Reserves	**6,530**	6,220	5,875	5,698	5,226
Proposed dividends	**94**	135	68	68	47
Equity attributable to equity holders of the Company	**7,144**	6,875	6,429	6,252	5,662
Minority interests	**1,819**	1,650	1,350	1,390	744
Total equity	**8,963**	8,525	7,779	7,642	6,406
Number of issued and fully paid shares (million)	**2,082**	2,080	1,942	1,942	1,554
Performance Data					
Earnings per share (HK cents)					
– basic	**17.5**	23.7	16.8	20.5	16.5
– diluted	**16.8**	22.7	16.7	20.5	n/a
Dividends per share (HK cents)					
– interim	**2.5**	4.5	1.5	3.5	2.0
– final	**4.5**	6.5	3.5	3.5	3.0
Dividend cover	**2.5**	2.2	3.4	2.9	3.3
Current ratio	**7.0**	3.9	4.2	3.4	7.5
Gearing (%)	**—**	—	—	25.6	61.7
Return on equity attributable to equity holders of the Company (%)	**5.1**	7.0	5.1	6.0	4.9
Net asset value per share (HK$)	**4.3**	4.1	4.0	3.9	4.1

Equity attributable to minority shareholders from 2001 to 2004 are presented within equity (previously within net assets), and accordingly net assets and net asset value per share from 2001 to 2004 are restated. In addition, the 2004 comparative figures have also been restated to comply with new HKFRSs which are effective for accounting periods beginning on or after 1 January 2005.

Number of issued and fully paid shares is based on the number of shares in issue at the balance sheet date.

Gearing represents the ratio of net borrowings to equity attributable to equity holders of the Company.

	2005	2004	2003	2002	2001
Headcount by Division					
Head Office	**177**	147	129	123	128
Transportation	**1,741**	1,669	1,654	1,701	1,756
Property	**245**	230	263	170	125
Hospitality	**125**	72	63	99	92

NOTICE is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchant Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Tuesday, 13 June 2006 at 3:00 p.m. for the following purposes:

1. To consider and receive the audited financial statements and the reports of the directors and auditors for the financial year ended 31 December 2005.

2. To declare a final dividend.

3. To re-elect directors and to fix the remuneration of the directors.

4. To re-appoint auditors and to fix their remuneration.

5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"That:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(I) "**That:**

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) "**That** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board

Angela Tsang
Company Secretary

Hong Kong, 28 April 2006

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. *A member of the Company entitled to attend, and vote at, the meeting convened by the notice is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.*

2. *In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.*

3. *The register of members will be closed from Thursday, 8 June 2006 to Tuesday, 13 June 2006, both days inclusive, during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F., Hopewell Centre, 183 Queen Road East, Hong Kong not later than 4:00 p.m. on Wednesday, 7 June 2006.*

4. *With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarises the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the Annual Report 2005. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.*

5. *With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.*

目錄

01 公司組織資料
02 集團發展
03 集團業務範圍
04 管理層簡介
07 財務摘要及派息時間表
08 大事記要
10 主席報告
12 業務回顧
32 集團財務回顧
37 董事會報告書
48 企業管治常規報告書
53 核數師報告
54 綜合損益表
55 綜合資產負債表
57 資產負債表
58 綜合權益變動表
60 綜合現金流量表
63 財務報表附註
129 主要附屬公司、聯營公司及合營投資
131 五年財務概要
133 股東週年常會通告

董事會

何鴻燊博士
集團行政主席

羅保爵士
獨立非執行董事

關超然先生
獨立非執行董事

何厚鏘先生
獨立非執行董事

拿督鄭裕彤博士
非執行董事

莫何婉穎女士
非執行董事

何超瓊女士
董事總經理

何超鳳女士
副董事總經理

蘇樹輝博士
執行董事

禤永明先生
執行董事

謝天賜先生
執行董事

陳偉能先生
執行董事

何超蕸女士
執行董事

岑康權先生
執行董事

審核委員會

關超然先生
審核委員會主席

羅保爵士

莫何婉穎女士

何厚鏘先生

薪酬委員會

何超瓊女士
薪酬委員會主席

羅保爵士

關超然先生

何厚鏘先生

何超鳳女士

公司秘書

曾美珠女士

註冊辦事處

香港中環干諾道中二百號
信德中心西座
三十九字頂樓
電話：(852) 2859 3111
傳真：(852) 2857 7181
網址：www.shuntakgroup.com
電郵：enquiry@shuntakgroup.com

核數師

屈洪疇會計師事務所有限公司

律師

諾頓羅氏

主要往來銀行

中國銀行（香港）有限公司
香港上海滙豐銀行有限公司
中國銀行澳門分行
東方滙理銀行香港分行
法國巴黎銀行香港分行
中國建設銀行香港分行
中國工商銀行（亞洲）有限公司
中國農業銀行香港分行

股票註冊及過戶辦事處

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十七樓
一七一二至一七一六號舖

美國預托股份機構

紐約銀行

股份掛牌

本公司之股份在香港聯合交易所有限公司上市買賣；並以美國預托股份形式，在美國進行場外買賣。

信德集團有限公司是一家建基香港的大型綜合企業，經營四大核心業務 — 運輸、酒店及消閒、地產，以及投資業務。

信德集團有限公司於一九七二年成立，並於一九七三年在香港聯合交易所上市。集團的創始可追溯至一九六一年，當年澳門旅遊娛樂股份有限公司（「澳門娛樂」）獲得澳門地區博彩事業的專營權後，集團隨即開辦來往港澳兩地的渡輪服務。為配合加強集團船務業務及提高其市場佔有率的策略性部署，集團與中旅僑福船務有限公司於一九九九年完成合併彼此的船務業務，並由合營企業信德中旅船務投資有限公司以「噴射飛航」的品牌經營及管理。

二零零三年，集團的船務業務推出一個跨區域交通運輸平台，當中包括一個連繫珠江三角洲主要國際機場的渡輪服務網絡。該新拓展的網絡將集團船務營運策略性地轉變成為區內一個國際性多模式的運輸服務聯繫。

集團擁有亞洲最龐大的高速客運渡輪船隊之一，更是唯一提供往來港澳兩地二十四小時渡輪服務的經營者。船隊經營往來香港與澳門，以及包括深圳在內持續擴展的珠江三角洲航線，為旅客提供快捷、舒適和可靠的服務。

為了持續加強珠江三角洲區內的連繫性，集團與中國最大規模的境外遊旅行社 — 中國國際旅行社總社合作經營一跨境客運巴士服務，直接連繫澳門與廣東省內各個城市。二零零六年一月，集團與策略性合作伙伴達成一項協議，籌組一家以澳門為基地的新航空公司，初期將經營飛往中國內地和亞洲地區之新航線。

隨著華南和香港經濟於八十年代逐漸蓬勃，集團開展長期的多元化業務計劃，首先進軍與旅遊有關的行業，如酒店和飲食行業，其後更擴展至地產業務。集團透過於澳門文華東方酒店及澳門威斯汀度假酒店的投資，成為提供澳門頂級酒店服務的先驅。在香港，透過持有大型商業、住宅及商舖物業項目之權益，包括寶翠園及昇悅居發展項目，集團成功在香港地產市場建立顯著地位。集團亦為逾一千萬平方呎的住宅、商業、工貿物業，以及酒店及消閒等綜合物業提供優質物業管理服務，其中包括澳門旅遊塔會展娛樂中心。

於香港上市的企業中，集團為擁有最龐大的澳門土地儲備的企業之一，而數個位於優越位置的物業發展項目亦已在籌劃中。於二零零四年，集團透過一項收購協議擴展於澳門的地產投資，該協議為收購一個位於南灣的地盤之發展權作綜合物業發展用途。待澳門特別行政區政府博彩監察協調局正式批准後，南灣綜合物業發展項目的部份面積將租予澳門博彩股份有限公司（「澳門博彩」），供經營賭場。此外，集團於二零零五年宣布與置地控股有限公司聯合發展一幅位於新口岸外港填海區海旁的貴重地皮。集團位於氹仔的物業項目濠景花園，是澳門另一個主要住宅物業發展項目。

一九九二年，集團購入澳門娛樂百分之五權益；數十年來，澳門娛樂是澳門最具發展動力的企業。二零零二年，集團策略性地與澳門娛樂合營船務業務，並將持有澳門娛樂的綜合權益增至約百分之十五點八，進一步加強集團的船務、酒店及消閒業務的長遠發展前景。澳門娛樂持有澳門博彩百分之八十權益，而澳門博彩是獲澳門特別行政區政府批出博彩專營權可於澳門經營賭場的三間公司之一。

今天，信德集團僱有員工逾二千二百名，是一家於港澳兩地擁有顯著業務以及多元化投資的上市綜合企業。

集團業務範圍

運輸









投資

地產

何鴻燊博士
G.B.S.
集團行政主席
八十四歲

何鴻燊博士為集團創辦人兼行政主席，自集團於一九七二年成立以來即擔任集團董事，他還兼任本公司若干附屬公司之董事。

何博士乃信德船務有限公司*、Innowell Investments Limited*、Alpha Davis Investments Limited*董事，以及上市公司新濠國際發展有限公司主席（至二零零六年三月十五日止）及上市公司匯盈控股有限公司主席。

何博士現任香港地產建設商會會長、香港大學教研發展基金永遠榮譽主席，以及香港理工大學顧問委員會成員。

此外，何博士為香港公益金名譽副會長、香港明天更好基金信託人及顧問委員會委員和香港演藝學院友誼社贊助人。

何博士於二零零三年獲香港特別行政區政府頒予金紫荊星章。

在澳門，何博士為澳門旅遊娛樂股份有限公司*總經理、澳門博彩股份有限公司行政總裁、澳門國際機場專營股份有限公司董事局副主席、誠興銀行股份有限公司董事會主席、澳門賽馬會董事局主席、澳門特別行政區經濟委員會成員，以及澳門基金會信託委員會委員。

何博士現任第十屆中國人民政治協商會議常務委員會委員。

何博士乃本公司董事總經理何超瓊女士、本公司董事副總經理何超鳳女士及本公司執行董事何超蕸女士之父親。彼亦是本公司非執行董事莫何婉穎女士之胞兄及執行董事謝天賜先生之舅父。

** 信德船務有限公司、Innowell Investments Limited、Alpha Davis Investments Limited及澳門旅遊娛樂股份有限公司為本公司之主要股東*

羅保爵士
C.B.E., LL.D., J.P.
獨立非執行董事
八十三歲

羅保爵士自一九九四年獲委任為本公司之獨立非執行董事。他亦是本公司審核委員會成員及薪酬委員會成員。羅爵士乃香港公益金之名譽副會長及香港善導會之副贊助人。此外，他亦為香港工商專聯信託委員會委員及香港明愛理事會成員。

羅保爵士為新濠國際發展有限公司及電訊盈科有限公司之獨立非執行董事及強生（香港）有限公司之董事。

關超然先生
M.A. (CANTAB), F.C.A., F.C.P.A., retired C.P.A., J.P.
獨立非執行董事
六十九歲

關超然先生自一九九四年獲委任為本公司之獨立非執行董事。他亦是本公司審核委員會主席及薪酬委員會成員。關先生曾任德勤•關黃陳方會計師行主席。

關先生為新濠國際發展有限公司之獨立非執行董事（至二零零六年三月十五日止）、及長江實業（集團）有限公司及白花油國際有限公司之獨立非執行董事。

何厚鏘先生
F.C.P.A.
獨立非執行董事
五十歲

何厚鏘先生自二零零四年獲委任為本公司之獨立非執行董事。他亦是本公司審核委員會成員及薪酬委員會成員。

何先生為恆威投資有限公司及德雄（集團）有限公司的執行董事，擁有二十多年管理及地產發展經驗。何先生亦為中信泰富有限公司、香港小輪（集團）有限公司、利興發展有限公司、美麗華酒店企業有限公司、升岡國際有限公司、大福證券集團有限公司、新世界移動控股有限公司及祥泰行集團有限公司之董事。何先生為英國特許會計師公會會員及香港會計師公會資深會員。

拿督鄭裕彤博士
DPMS, LLD (Hon), DBA (Hon), DSSc (Hon)
非執行董事
八十歲

鄭裕彤博士自一九八二年起擔任本公司董事。

他亦身兼信德船務有限公司*董事及澳門旅遊娛樂股份有限公司*一企業董事之委任代表。

鄭博士為新世界發展有限公司主席，新世界酒店（集團）有限公司、周大福企業有限公司及萬邦投資有限公司主席及恒生銀行有限公司及利福國際集團有限公司董事。

** 信德船務有限公司及澳門旅遊娛樂股份有限公司為本公司之主要股東*

莫何婉穎女士
非執行董事
七十七歲

莫何婉穎女士自一九九九年獲委任為本公司之非執行董事。她亦是本公司審核委員會成員。

莫女士為澳門旅遊娛樂股份有限公司*董事。

莫女士乃集團行政主席何鴻燊博士之胞妹。彼亦是本公司董事總經理何超瓊女士、本公司董事副總經理何超鳳女士、本公司執行董事何超蕸女士之姑母及本公司執行董事謝天賜先生之姨母。

** 澳門旅遊娛樂股份有限公司為本公司之主要股東*

何超瓊女士
董事總經理
四十三歲

何超瓊女士自一九九五年加入本集團已獲委任為本公司之執行董事，並自一九九九年獲委任為本集團董事總經理。她亦是本公司董事執行委員會主席及薪酬委員會主席及兼任本公司若干附屬公司之董事。

何女士監督集團整體策略性發展及管理，同時亦為信德中旅船務投資有限公司行政總裁兼董事、直接掌管本集團船務業務。

何女士亦身兼信德船務有限公司*、Innowell Investments Limited*、Megaprosper Investments Limited*、Alpha Davis Investments Limited*及澳門旅遊娛樂股份有限公司*董事、澳門旅遊塔會展娛樂中心主席及澳門航空股份有限公司執行董事。何女士還兼任上市公司星島新聞集團有限公司之獨立非執行董事。

在香港，何女士職務還包括香港公益金執行委員會委員及董事局成員、香港大學教研發展基金有限公司創會名譽顧問及董事局成員，及香港明天會更好基金顧問委員會委員。在國內，何女士現任政協北京市委員會委員、中華全國工商聯執行委員會委員暨工商聯旅遊業商會副會長，以及廣東外商公會常務副會長。

何女士擁有美國加州聖克萊大學市場學及國際商業管理學士學位。

何女士乃本公司集團行政主席何鴻燊博士之千金、本公司董事副總經理何超鳳女士及本公司執行董事何超蕸女士之胞胏。彼亦是本公司非執行董事莫何婉穎女士之姪女及本公司執行董事謝天賜先生之表妹。

** 信德船務有限公司、Innowell Investments Limited、Megaprosper Investments Limited、Alpha Davis Investments Limited及澳門旅遊娛樂股份有限公司為本公司之主要股東*

何超鳳女士
副董事總經理
四十一歲

何超鳳女士自一九九四年加入本集團，同年獲委任為本公司執行董事。何女士於一九九九年獲委為集團副董事總經理及財務總監。她亦是本公司董事執行委員會成員及薪酬委員會成員及兼任本公司若干附屬公司之董事。

何女士現時除參與本集團之策劃及開發外，也負責整體之財務活動，以及物業銷售及投資。

何女士為信德船務有限公司*、Innowell Investments Limited*、Megaprosper Investments Limited*、Alpha Davis Investments Limited*董事。

何女士擁有加拿大多倫多大學工商管理碩士學位（主修財務）和南加州大學學士學位（主修市場學）。

何女士亦為香港地產建設商會執行委員會委員、香港地產行政學會之成員、香港加拿大國際學校之校董局顧問、The Dean's Advisory Board of University of Toronto之香港顧問及香港加拿大商會駐港總監。

何女士乃本公司集團行政主席何鴻燊博士之千金、本公司董事總經理何超瓊女士之胞妹及本公司執行董事何超蕸女士之胞胏。彼亦是本公司非執行董事莫何婉穎女士之姪女及本公司執行董事謝天賜先生之表妹。

** 信德船務有限公司、Innowell Investments Limited、Megaprosper Investments Limited及Alpha Davis Investments Limited為本公司之主要股東*

蘇樹輝博士
執行董事
五十五歲

蘇樹輝博士於一九七五年加入本集團，自一九九一年獲委任為本公司之執行董事。蘇博士亦兼任本公司若干附屬公司之董事。蘇博士為香港大學教研發展基金會董事。蘇博士為中國人民政治協商會議第十屆全國委員會委員及中華民族文化促進會副主席。

蘇博士為香港大學理學士並獲企業管理學博士學位。

禤永明先生
執行董事
六十四歲

禤永明先生於一九七九年加入本集團，自一九九一年獲委任為本公司之執行董事。他亦是本公司董事執行委員會成員及兼任本公司若干附屬公司之董事。

禤先生為澳門誠興銀行股份有限公司之執行董事兼行政總裁和澳門國際機場專營股份有限公司及在葡國里斯本上市之Estoril Sol, SGPS公司之執行董事。禤先生亦為英國特許銀行學會資深會員及香港證券學會會員。禤先生亦為澳門特別行政區經濟委員會委員。

謝天賜先生
執行董事
五十三歲

謝天賜先生於一九八一年加入本集團，自一九九一年獲委任為本公司之執行董事。他還兼任本公司若干附屬公司之董事。

謝天賜先生乃本公司集團行政主席何鴻燊博士及非執行董事莫何婉穎女士之外甥。彼亦是本公司董事總經理何超瓊女士、副董事總經理何超鳳女士及執行董事何超蕸女士之表兄。

謝先生是亞太航空公司及港聯航空有限公司之行政總裁。

陳偉能先生
執行董事
五十八歲

陳偉能先生於一九八七年加入本集團，自一九九一年獲委任為本公司之執行董事。他還兼任本公司若干附屬公司之董事。

陳先生目前為香港地產建設商會董事會成員、香港房地產建築業協進會監事會之監事長和英國物業顧問學會及香港地產行政學會資深會員，負責本集團於中國大陸之物業發展。

陳先生亦為中國廣東省政協委員。

何超蕸女士
執行董事
三十八歲

何超蕸女士於一九九六年加入本集團，自二零零一年獲委任為本公司之執行董事。她亦是本公司董事執行委員會成員及兼任本公司若干附屬公司之董事。

自加入本集團以來，何女士一直掌管物業管理部門之策劃及營運。

何女士在香港的社會職務包括香港青年聯會常務會董、香港地產行政學會執行委員、香港中華總商會青年委員會常務委員，及香港中區少年警訊第十屆名譽會長。何女士為香港地產建設商會、香港設施管理學會、國際專業保安協會香港分會之會員，並且持有地產代理（個人）牌照。

而在國內，何女士為中國人民政治協商會議遼寧省委員會委員、北京市青年聯合會香港區常務委員、吉林省青年聯合會及吉林省青年企業家協會之副主席。

何女士擁有美國 Pepperdine University 大眾傳播及心理學學士學位。

何女士乃本公司集團行政主席何鴻燊博士之千金、本公司董事總經理何超瓊女士及本公司副董事總經理何超鳳女士之胞妹。彼亦是本公司非執行董事莫何婉穎女士之姪女及本公司執行董事謝天賜先生之表妹。

岑康權先生
執行董事
五十一歲

岑康權先生於一九九二年加入本集團，自二零零四年獲委任為本公司之執行董事。他亦是本公司董事執行委員會成員及兼任本公司若干附屬公司之董事，主要負責本集團之投資事務。

岑先生為澳門旅遊娛樂股份有限公司*之董事。

岑先生畢業於美國加州柏克萊大學，獲工商管理碩士學位。

** 澳門旅遊娛樂股份有限公司為本公司之主要股東*

財務摘要

	2005 (港幣千元)	(重新編列) 2004 (港幣千元)
營業額	**2,489,018**	3,749,130
本公司股東應佔溢利	**364,390**	480,303
權益總值	**8,963,126**	8,525,221
每股盈利(港仙)		
— 基本	**17.5**	23.7
— 攤薄後	**16.8**	22.7
每股股息(港仙)	**7.0**	11.0
每股資產淨值(港元)	**4.3**	4.1

每股基本盈利乃根據年內已發行股份之加權平均數2,082,792,925股(二零零四年:2,027,033,564股)計算。每股攤薄後盈利乃根據所有潛在普通股的攤薄影響作出調整後的已發行股份之加權平均數2,164,035,541股(二零零四年:2,115,339,365股)計算。

派息時間表

公佈派發末期股息	二零零六年四月二十四日
最後遞交過戶文件時間	二零零六年六月七日下午四時
暫停辦理股份過戶登記手續	二零零六年六月八日至六月十三日
股東週年常會	二零零六年六月十三日
寄發股息單予股東	二零零六年六月二十七日


SHUN TAK 信德國旅
CITS
HYUNDAI
AERO SPACE LS
1


GUINNESS WORLD RECORDS
CERTIFICATE
The highest commercial decelerator descent facility is Sky Jump at Macau Tower Convention and Entertainment Centre. The descent starts from level 61 of the tower at a height of 233 m (764.4 ft) from ground level and each descent takes 17-20 seconds to complete. The inaugural jump was completed by A J Hackett (New Zealand) on 17 August 2005
GUINNESS WORLD RECORDS LTD
2


3

2005

三月

香港特別行政區政府正式批准集團發展薄扶林道120號地盤的興建計劃書；該地盤前稱薄扶林道124號。上蓋工程已於二零零五年九月展開。

六月

集團運輸部購入兩艘超級豪華雙體船，該兩艘船隻已於二零零五年十一月投入服務。

集團組成合營公司澳門信德國旅汽車客運股份有限公司，於澳門境內、以及於珠江三角洲區內各主要目的地和澳門之間跨境營運。（圖一）

八月

集團於澳門旅遊塔會展娛樂中心（「澳門塔」）推出全長233米的減速飛降冒險項目「SkyJump高飛跳」，該項目現已列入健力士世界紀錄為「全球最高的商業性減速飛降」設施。（圖二）

九月

集團宣布與置地控股有限公司聯合發展一幅位於新口岸外港填海區海旁的貴重地皮，該地皮毗鄰施工中的澳門美高梅酒店娛樂場綜合發展項目。（圖三）

澳門其中一個最大型的豪華住宅物業發展項目濠庭都會推出第一期預售，市場反應熱烈。濠庭都會第二期上蓋工程已於十月展開。


Macau Asia Express
Signing Ceremony · 簽約儀式
AIR MACAU
澳門航空

5


SHUN TAK
SHUN TAK HOLDINGS LIMITED
HK$5,000 million Syndicated Loan Facility

6

2006

十月

澳門塔獲《旅業報》(Travel Trade Gazette) 頒發二零零五年度「亞太區最佳特色景點」旅遊大獎。(圖四)

十一月

澳門威斯汀度假酒店獲《商務旅客》(Business Traveller) 雜誌的讀者選為澳門最佳商務酒店。

一月

集團宣布計劃與澳門旅遊娛樂股份有限公司聯合發展一個位於路氹城區的地盤。待澳門特別行政區政府正式批准後，該項目將取代原先公布的氹仔地盤項目。

集團宣布投資於Macau Asia Express Limited，該公司是一家以澳門為基地的低成本航空公司。其他投資者為中航興業有限公司以及澳門的旗艦航空公司 — 澳門航空股份有限公司。(圖五)

三月

集團與二十家頂尖金融機構簽訂港幣五十億元銀團貸款。該銀團由香港上海滙豐銀行有限公司牽頭，並擁有由大型環球銀行組成的均衡搭配。該項貸款的金額是為澳門發展項目融資而組成的銀團貸款中歷來最高的，而且其七年期定期貸款的息率亦是批予澳門營運的同年期貸款中歷來最優惠的。(圖六)



隨著澳門逐步躍升為世界級優閒娛樂和會議中心的趨勢，集團於二零零五年創下了多項里程碑，進一步奠定集團作為珠江三角洲的地產發展商及提供酒店消閒和旅遊服務企業的翹楚地位。

截至二零零五年十二月三十一日止年度，集團的股東應佔溢利為港幣三億六千四百四十萬元（二零零四年：港幣四億八千零三十萬元）。每股盈利為十七點五港仙（二零零四年：二十三點七港仙）。

董事會建議派發末期股息每股四點五港仙（二零零四年：每股六點五港仙），派息建議必須於二零零六年六月十三日舉行的股東週年常會由股東通過，方為生效。連同已派發中期股息每股二點五港仙（二零零四年：四點五港仙），本年度的派息總額為每股七港仙（二零零四年：十一港仙）。

中國內地「個人遊」限制持續放寬，澳門旅遊景點及配套設施不斷增加，吸引更多遊客訪澳，促使集團運輸部二零零五年度的營業額錄得創紀錄新高。部門於兩年前推出連接香港國際機場與澳門和深圳的「機場噴射飛航」服務，市場反應熱烈，二零零五年的總載客量更較二零零四年顯著上升百分之七十。

隨著若干重要發展，運輸部的服務網絡現已擴展至海、陸、空範疇。二零零五年六月，集團組成一合營公司，於澳門經營客運巴士服務，以及於珠江三角洲各主要目的地和澳門之間經營跨境客運巴士服務，使部門的經營範圍拓展至廣東省，連繫廣州及澳門其他鄰近的城市。另一項重要的合營項目是集團於二零零六年一月宣布投資於Macau Asia Express Limited (MAX)；MAX乃一家以澳門為基地的新航空公司，經營飛往中國內地及亞洲其他城市的新航線，其他合作伙伴為中航興業有限公司及澳門的旗艦航空公司 — 澳門航空股份有限公司。

集團相信該多模式的交通運輸平台能為珠江三角洲境內旅客及入境旅客帶來無窮方便，也更易於進入澳門。該平台有助加強部門享有盛譽之船務業務，產生相輔相成的作用，並為拓展部門的市場領導地位，提供龐大潛力。

集團於澳門氹仔的物業發展項目「濠庭都會」，已於二零零五年九月推出第一期預售，市場反應理想，截至年底，已售出超過九成住宅單位。

集團的酒店投資 — 澳門文華東方酒店及澳門威斯汀度假酒店，亦受惠於澳門旅遊業的持續上揚，於二零零五年錄得較高盈利。

濠庭都會和酒店營運的表現令人鼓舞，反映澳門的酒店消閒業及地產市場的驕人增長。集團預期該趨勢將會是長遠的，並且將會轉化為市場對高質素酒店消閒設施及地產物業的殷切需求。

集團伺機掌握這些行業提供的顯著機遇，以及集團於澳門的領導地位，以前所未有的速度，擴展其於澳門的酒店消閒業務，以及地產業務的投資。集團宣布了兩項新的合營發展項目，兩個項目都包含酒店建設，其中包括與澳門旅遊娛樂股份有限公司（「澳門娛樂」）合作發展一個位於路氹城區、劃為酒店消閒及娛樂用途的地盤。此外，集團於九月宣布與置地控股有限公司聯合發展一幅位於澳門新口岸外港填海區海旁的貴重地皮，該地皮毗鄰施工中的澳門美高梅酒店娛樂場綜合發展項目。該幅位於澳門中心地段的地皮，將會發展成為住宅及服務式住宅、一個高級商場，以及一家豪華酒店。

待澳門特別行政區政府正式批准後，集團的旗艦項目南灣發展項目將包括約三百八十萬平方呎可發展總建築樓面面積。該發展項目將會全速推進，並將包括住宅大樓、商場、辦公大樓、酒店及賭場。

當上述項目竣工後，集團於澳門的酒店物業，將包括五家豪華商務及度假酒店。

集團於澳門娛樂的策略性投資，持續於二零零五年為集團提供實質的股息貢獻。澳門娛樂是澳門最大的優閒娛樂及旅遊服務經營者。集團相信其與澳門娛樂的各項合作項目，包括近期宣布的路氹發展項目，將會鞏固集團為澳門旅客和居民提供優質服務的領導地位。

截至二零零五年十二月三十一日止，集團擁有約港幣二十八億元淨現金盈餘。二零零六年三月，集團與二十家頂尖金融機構簽訂港幣五十億元銀團貸款協議。該銀團由香港上海滙豐銀行有限公司牽頭，並擁有由大型環球銀行組成的均衡搭配。該項兩級制無抵押貸款，包括一個五年期的循環貸款及一個七年期的定期貸款。該項貸款的金額是為澳門發展項目融資而組成的銀團貸款中歷來最高的，而且其七年期定期貸款的息率亦是批予澳門營運的同年期貸款中歷來最優惠的。集團成功完成該項貸款，充份反映了其在市場上的領導地位。該項貸款將用於集團已規劃的地產項目，包括南灣和新口岸外港填海區的發展項目。集團的各項業務擴展皆有充裕的資金支持，集團對此充滿信心。

展望未來，隨著各項新的旅遊景點和酒店設施陸續興建、大型基建日趨完善，以及中國內地「個人遊」限制持續放寬，澳門及珠江三角洲的旅遊業將會持續增長，集團對此感到樂觀。在澳門經濟增長前景光明及娛樂事業蓬勃發展的環境下，集團正處於非常有利的位置，將會受惠於其澳門投資項目所帶來的豐碩成果，並落實業務的持續增長。

集團於二零零五年多項的成果和收購，為鞏固集團作為珠江三角洲的地產發展商以及提供酒店消閒和旅遊服務企業的翹楚地位，提供了全面的策略性方向。集團在其酒店消閒及旅遊業務所提供的穩固基礎上，邁向新方向拓展，加上穩健的財務狀況，集團將繼續尋求與現有核心業務產生協同效應及具長遠發展潛力的投資機會，尤其是在澳門的投資機會。

最後，本人謹藉此機會，向集團各員工和管理層所作的努力，以確保集團能保持領導地位，並在該基礎上促成區內的持續興旺及增長，深表謝意。



何鴻燊

集團行政主席

二零零六年四月二十四日

凌航
超越極限





運輸

新航線網絡於珠江三角洲區內締造了一個策略性平台，為旅客提供跨區域的海、陸、空運輸服務。集團的國際性和多元化運輸系統正逐步演變，並向新方向拓展。

集團船務營運擁有逾四十年穩佔港澳航線市場領導地位的輝煌歷史。信德中旅船務投資有限公司是全亞洲規模最大的高速渡輪經營者之一。船務營運以「噴射飛航」為品牌經營，擁有共三十三艘船隻，是唯一提供二十四小時往來港澳渡輪服務的經營者。

受惠於珠江三角洲境內及入境旅遊強勁增長的勢頭，噴射飛航的全年總載客量較二零零四年增加百分之七至超過一千一百萬人次。深受乘客歡迎的香港 — 澳門航線的全年總載客量為九百七十萬人次，較二零零四年上升百分之五，並且創下自一九九九年以「噴射飛航」為品牌經營以來的最高載客量。然而，由於燃油是船務營運的主要成本要素，燃油價格不斷攀升是仍需面對的困難和挑戰。燃油價格較二零零四年上升百分之四十。截至二零零五年十二月三十一日止年度，運輸部錄得經營溢利港幣一億八千八百萬元（二零零四年：港幣二億四千三百萬元）。

旅客對往來香港國際機場以及珠江三角洲主要目的地，包括澳門和深圳機場在內的「機場噴射飛航」服務，反應熱烈。旅客毋須在香港辦理過關和入境手續便能方便地過境。該服務自二零零三年推出以來一直持續增長，二零零五年的總載客量較二零零四年上升百分之七十。

為了滿足各航線乘客不斷上升的需求，部門於年內購入兩艘超級豪華雙體船，該兩艘船隻已於二零零五年十一月投入服務。該項購置把噴射飛航的船隊數目增加至三十三艘船隻，於珠江三角洲區內提供服務。

集團正在珠江三角洲內發展一個國際性多模式的運輸網絡，該網絡以澳門為中心，為旅客帶來方便，亦


天津
青島
中部
名古屋
西安
南京
杭州
武漢
重慶
長沙
福州
昆明
加爾各答
澳門
萬象
三亞
仰光
克拉克
曼谷
胡志明市
吉隆坡
新加坡

Macau Asia Express
計劃覆蓋的亞洲目的地。



集團新購置的兩艘超級豪華雙體船，加強船隊的營運靈活性及班次，並為旅客提供集團一向引以為榮的舒適客艙環境。

與部門享有盛譽的船務營運產生相輔相成的作用。二零零五年六月，運輸部與中國最大規模之一的境外遊旅行社 — 中國國際旅行社總社，以及廣東省粵旅集團有限公司組成合營公司 — 澳門信德國旅汽車客運股份有限公司，於澳門境內、以及於珠江三角洲各主要城市和澳門之間跨境經營客運巴士服務。

二零零六年一月，集團宣布與中航興業有限公司組成合營企業 — Groupax Limited，該合營企業將間接持有一家以澳門為基地的新航空公司 — Macau Asia Express Limited (MAX)的百分之四十九權益；集團藉此拓展其運輸服務至航空旅遊。MAX乃澳門的旗艦航空公司 — 澳門航空股份有限公司擁有百分之五十一權益的附屬公司。MAX的總投資金額約為港幣二億三千四百萬元。MAX將初步經營飛往中國內地及亞洲其他城市的新航線，為個人遊旅客提供價錢實惠的航班和旅遊套餐。待澳門特別行政區政府正式批准後，MAX將以具高度競爭力的低成本模式經營，並以二零零七年年初經營首輪商業航線為目標。

珠江三角洲區內，尤其是在澳門的項目發展和旅遊景點以及配套設施不斷增加，運輸部預期跨境渡輪、跨境客運巴士以及航空服務將為部門提供收入升幅和長遠增長。部門之多模式平台乃拓展其運輸網絡的基石，該平台具相輔相成效益，並將繼續提供有利旅客的服務，以及對區域的長遠發展作出貢獻。


CITS

集團與中國國際旅行社總社合營的客運巴士服務，把澳門與多個珠江三角洲目的地連繫起來。


SKYPIER
海天客運碼頭
HKIAFTS
機場碼頭服務


旅

酒店及消閒業務

無比

集團於逐漸躍升為珠江三角洲娛樂中心的澳門，經營一系列刺激及受歡迎的休閒活動。集團的酒店及消閒業務將會持續增長，並受惠於澳門的蓬勃經濟發展。

鑒於澳門經濟蓬勃增長，並且取得破紀錄的訪客數字，集團酒店及消閒業務部於二零零五年錄得經營溢利增長至港幣二千八百萬元（二零零四年：港幣九百萬元）。二零零五年的訪澳旅客約一千八百七十萬人次，較二零零四年上升超過百分之十二。在中國內地「個人遊」限制放寬的推動下，預期該增長趨勢將會持續。

集團的酒店業務受惠於訪澳旅客的大量流入。其持有百分之五十權益的澳門文華東方酒店（「文華東方」），以及百分之三十四點九權益的澳門威斯汀度假酒店（「威斯汀」）於年內的盈利均錄得增長。兩家酒店於年內的平均房租均錄得顯著升幅，惟入住率則稍微下降。文華東方取得數個重點活動項目的訂單，其平均房租較二零零四年上升百分之二十九，入住率下調百分之五。與去年同期比較，威斯汀的平均房租錄得百分之十二的增幅，入住率則下調百分之一。

擴建及翻新威斯汀的初步計劃，包括一個水療按摩中心、翻新餐廳、遊艇會，以及服務式公寓。該初步計劃於二零零五年十月獲澳門特別行政區政府批准。威斯汀於二零零五年獲《商務旅客》（Business Traveller）雜誌的讀者選為澳門最佳商務酒店。



澳門旅遊塔的「高飛跳」已列入健力士世界紀錄為全球最高的商業性減速飛降設施。


PATA
Pacific Asia Travel Association
GOLD AWARDS
2005
BANCO NACIONAL ULTRAMARINO
MACAU
澳門
500
MACAU
伍佰圓
500
PATACAS



澳門旅遊塔已奠定為受旅客歡迎的地標和世界級會展中心，曾舉行多個令人難忘的節目，如珍稀的小白虎展覽及以「澳門歷史城區」為主題的迷你景點展覽。澳門旅遊塔的圖像更印在大西洋銀行發行的鈔票上。

毗鄰威斯汀的澳門高爾夫球鄉村俱樂部（「澳門高球俱樂部」），是澳門首屈一指的高爾夫球會，其於年內的表現令人滿意。威斯汀連同澳門高球俱樂部，是香港和澳門地區唯一提供國際級標準十八洞高爾夫球設施的度假酒店。澳門高球俱樂部於二零零五年連續第八年舉辦享負盛名的澳門高爾夫球公開賽。

在集團的專業管理下，澳門旅遊塔會展娛樂中心（「澳門塔」）已奠定為受旅客歡迎的地標，為眾多大型公眾活動、會議展覽及宴會盛事的熱門場地。於八月，澳門塔推出全長233米的減速飛降冒險項目「SkyJump高飛跳」，該項目現已列入健力士世界紀錄為「全球最高的商業性減速飛降」設施。於十月，澳門塔獲《旅業報》(Travel Trade Gazette)頒發二零零五年度「亞太區最佳特色景點」旅遊大獎。其他曾獲頒該獎項的旅遊景點包括大阪的環球片場和東京迪士尼樂園。

澳門塔自二零零一年十二月開幕至今，已錄得超過三百五十萬參觀人次。澳門塔持續成為城中盛事、大型會議及展覽的舉辦場地，每每吸引數千名人士入場參與，例如第五十四屆太平洋亞洲旅遊協會年會，以及青年商會國際亞太會議。澳門塔更連續四年成為澳門國際貿易投資展覽會的官方場地。部門預期澳門逐漸轉變成為世界級會展及娛樂目的地的同時，市場對高質素的會議、宴會及大型活動場地和設施的需求將會持續增長。

澳門快將成為珠江三角洲的消閒娛樂及會展中心，集團於澳門已擁有的酒店及消閒業務投資，正處於有利位置，伺機受惠於澳門的蓬勃經濟增長。



[illegible]天[illegible]給挑戰者提供徒手攀登
[illegible]八米高塔頂的冒險機會，
是對體能和膽量的極大考驗。

邁向
成功頂峰





地產

透過其於澳門的驕人地產銷售成績及不斷增加的土地儲備，集團逐漸在當地的地產市場建立領導地位。按計劃發展的地產項目，將提供顯著增長機會。

截至二零零五年十二月三十一日止年度，集團地產部錄得經營溢利港幣一億四千六百萬元（二零零四年：港幣五億五千一百萬元）。盈利下調的主要原因，是大部份已竣工的物業發展項目已於過去數年售出，而新的物業發展項目正在籌劃和興建當中。集團預期當濠庭都會第一期於二零零六年按計劃竣工時，將會如期錄得可觀的盈利。

澳門

濠景花園

濠景花園是澳門最大型的豪華物業發展項目之一。濠景花園第二期以「濠庭都會」為品牌，包括三期發展共十三幢豪華住宅大廈的一千七百八十八個住宅單位。其貴賓級住客會所以及園藝花園佔地逾二十一萬平方呎，是澳門住宅發展項目中最大型之一。

濠庭都會第一期包括五幢住宅大廈共六百八十四個單位，已於九月推出預售，截至二零零五年年底，已售出超過九成單位。集團預計第一期將於二零零六年第二季竣工。

濠庭都會第二期包括四幢豪華住宅大廈共五百五十二個單位，上蓋工程於二零零五年十月展開，預期於二零零七年年初竣工。最後一期發展正在計劃中。

南灣地盤

位於中心地段、毗鄰澳門塔的南灣地盤之發展正在籌劃中，而該項收購預期於二零零六年六月底前完成。待澳門特別行政區政府正式批准及確認後，該發展項目將包括約三百八十萬平方呎可發展總建築樓面面積，作住宅、商業、零售、酒店及娛樂用途發展，並將與澳門塔的會





集團的新口岸外港填海區地盤位於澳門半島新發展的賭場大道上，毗鄰澳門美高梅酒店。該發展項目包括坐擁南灣湖全景的住宅、一個湖畔高級商場，以及一家由文華東方酒店集團負責管理的豪華酒店。

展設施相連。該地盤鄰近澳門特別行政區政府市區規劃建議中的澳氹隧道，並將由一條有八條行車線的汽車大道接駁，交通方便。位處優越的南灣發展項目，經精心規劃後，將會成為澳門大都會的中心點。待澳門博彩監察協調局正式批准後，南灣綜合物業發展項目的部份面積將租予澳門博彩股份有限公司（「澳門博彩」），供經營賭場。



濠庭都會第一期推出時，市場反應熱烈。第二期上蓋工程已於十月展開。

新口岸外港填海區地盤

集團於二零零五年九月宣布與置地控股有限公司聯合發展一幅位於澳門新口岸外港填海區海旁的貴重地皮，該地皮毗鄰施工中的澳門美高梅酒店娛樂場綜合發展項目。坐擁南灣湖和澳門塔全景，該發展項目將包括約一百六十萬平方呎樓面面積的豪華住宅和湖畔服務式住宅、一個佔地約三十九萬八千平方呎的高級商場，以及一家將由文華東方酒店集團負責管理、共二百一十個客房的豪華酒店。待澳門特別行政區政府正式批准該項目後，預期住宅和商場部份將於二零零八年竣工，酒店及服務式住宅則於二零零九年竣工。該項收購預期於二零零六年第二季完成，屆時集團將持有該優質綜合發展項目的百分之五十一權益。新口岸外港填海區地盤的地基工程已展開，並預計於二零零六年第三季完成。

路氹地盤

集團將與澳門旅遊娛樂股份有限公司（「澳門娛樂」）聯合發展一個位於路氹城區的地盤。待澳門特別行政區政府正式批准後，該項目將取代原先公布的氹仔地盤項目。集團擁有該發展項目百分之八十權益，澳門娛樂擁有百分之二十權益。該地盤的可發展建築樓面面積將與先前的地盤相若，即約二百一十萬平方呎。

香港及中國大陸

寶翠園及西寶城

集團位於西半山的豪華住宅發展項目寶翠園，其餘下單位於年內陸續銷售。截至二零零五年年底，已賣出超過百分之九十九可出售單位。

位於寶翠園的西寶城為一面積逾二十二萬平方呎的大型現代商業平台，亦是西半山區內最大型的購物商場。該商場的多元化零售店舖和食肆，提供一站色購物方便，深受顧客歡迎。計劃興建的地下鐵路大學站預期於二零一二年竣工，屆時公眾前往西寶城商場的途徑將更添便利。自開幕以來，該物業為集團帶來滿意的租金及管理費收入。

昇悅商場

昇悅商場為一個位於西九龍的商業綜合場所，其出租率由二零零四年的百分之七十七增長至二零零五年的百分之九十七，升幅顯著。與地下鐵路長沙灣站接駁的通道預期於二零零九年竣工，屆時前往昇悅商場將更為方便。

薄扶林道120號

集團發展薄扶林道120號地盤（前稱薄扶林道124號）的興建計劃書，於二零零五年三月獲香港特別行政區政府正式批准。該豪華住宅發展項目的上蓋工程，已於二零零五年九月展開，提供約三萬二千六百平方呎可發展建築樓面面積，預計於二零零七年竣工。

漆咸花園

集團收購了位於九龍的漆咸花園全數一百四十個單位。集團已於二零零五年十二月提交地契修訂申請，以便進行綜合重建。現正規劃將之重建為豪華住宅以及一個商業平台。



集團發展的住宅物業，演繹至臻完美的現代大都會生活。



信德商務大廈

位於廣州的信德商務大廈由一幢三十二層高的辦公大樓，以及六層商場組成。其盈利貢獻於年內持續滿意增長。

物業服務

集團物業管理部為一系列各類型住宅、商業及工貿物業，提供優質及全面的專業物業管理服務。物業管理部負責管理之物業組合，包括香港及澳門在內的物業，面積逾一千萬平方呎，其中約七百萬平方呎為住宅面積。部門管理的物業包括位於香港的昇悅居、寶翠園、西寶城及昇悅商場，以及位於澳門的濠景花園一期、澳門塔及信德堡。

信德物業管理有限公司是首間在澳門成功通過ISO9001:2000認證的香港物業管理公司。於二零零五年，信德物業管理有限公司連續第五年獲香港社會服務聯會頒發商界展關懷獎項。該獎項表揚部門積極與志願團體合作，為居民籌組具意義的慈善社區活動的努力。

部門亦以「Living Matters」為品牌提供優質生活概念服務。透過其為客戶提供的一系列周全和尊貴的個人化服務，包括於港澳兩地提供的室內裝潢及花藝設計服務，提升客戶的生活質素。此外，「Living Matters」亦於定製採購和零售行業發展其他商機。於二零零五年，「Living Matters」開始發展一系列以澳門為主題的「Hello Kitty」產品，以旅遊紀念品為特色產品。該「Hello Kitty — I Love Macau」產品系列已於二零零六年初推出。



南灣發展項目，包括住宅、商業、零售、酒店及娛樂用途，將精心規劃為澳門的新市區中心。



掌舵
遠景在握



投資

集團擁有澳門娛樂百分之十五點八的權益，有利其開展與澳門娛樂產生協同效益及互惠的合作機會，其中包括一個於南灣發展項目內建議以收益分享形式營運的賭場。



集團堅定承諾，積極尋求具長遠發展潛力，並能與集團核心業務產生協同效益的優質投資機會，以鞏固其於珠江三角洲的企業翹楚地位。

集團持有澳門娛樂約百分之十五點八綜合權益。於二零零五年，集團將澳門娛樂公告之二零零四年普通股股息港幣九千三百三十萬元確認入賬。於二零零四年，集團已確認入賬之股息收入為港幣一億一千五百五十萬元，當中包括已公告及支付之二零零三年股息港幣七千四百四十萬元及二零零二年股息港幣四千一百一十萬元。計入該數後，集團於二零零五年從澳門娛樂收取之股息收入較二零零四年增加百分之二十五點四。澳門娛樂持有澳門博彩百分之八十權益，而澳門博彩是於二零零二年取得澳門特別行政區政府批出博彩專營權可於澳門經營賭場的三間公司之一。

除了娛樂博彩事業，澳門娛樂在澳門擁有多家酒店、澳門國際機場，以及澳門的旗艦航空公司 — 澳門航空股份有限公司的權益。澳門娛樂亦積極參與大型物業發展和基建項目，其中包括集團持有百分之二十五直接權益的濠景花園。澳門娛樂擁有澳門塔，集團則持有澳門塔為期二十年的經營及物業管理協議。




TEMPLE SUN
MANDARIN ORIENTAL

澳門前景一片光明，集團將實質受惠於其在當地提供的多元化產品和服務。

集團與澳門娛樂聯合發展一個位於澳門路氹城區具策略性位置的地盤。待澳門特別行政區政府正式批准後，該項目將取代原先公布的氹仔地盤項目。集團擁有該發展項目百分之八十權益，澳門娛樂擁有百分之二十權益。該地盤已劃為酒店消閒及娛樂用途。


澳門
DE 2005

集團預期其於澳門的酒店及賭業的投資，會提供持續收益增長。

集團持有澳門博彩的間接權益，並計劃將南灣物業發展項目其中約二十萬平方呎面積租予澳門博彩，供經營賭場；該計劃有待澳門博彩監察協調局正式批准。根據租賃安排，澳門博彩將以收益分享形式支付租金予集團。



發展及／或出售之物業

	項目樓面面積約數(平方米)	項目地盤面積約數(平方米)	主要用途	集團所佔權益	二零零五年十二月止發展進度	預計完工日期
香港						
漆咸大廈	—	3,786	—	51%	規劃中	—
薄扶林道120號(前稱薄扶林道124號)	3,026	1,684	住宅	100%	上蓋工程進行中	二零零七年
油塘海旁地段第30號及31號	—	1,858	—	50%	土地儲備	—
澳門						
濠景花園			住宅／商業／酒店			
第二期	252,974	29,547		25%	上蓋工程進行中	二零零八年
第三期	63,279	15,277		25%	土地儲備	—
第五期	150,304	24,829		25%	土地儲備	—

收購中的物業

	項目樓面面積約數(平方米)	項目地盤面積約數(平方米)	主要用途	集團所佔權益	二零零五年十二月止發展進度	預計完工日期
澳門						
外港新填海區B區B2街區B地段(附註一)	218,419	18,344	住宅／商業／酒店	51%	下層結構工程進行中	二零零九年
南灣D地段(附註二)	359,532	39,800	住宅／商業辦公室／酒店／賭場	100%	土地儲備	—

策劃中的物業

	樓面面積約數(平方米)	地盤面積約數(平方米)	主要用途	集團所佔權益	二零零五年十二月止發展進度	地契屆滿年份
澳門氹仔望德聖母灣(附註三)	—	99,000	酒店／商業	80%	土地儲備	二零四九年
泰國布吉島Rawai海灘	—	36,800	酒店	50%	土地儲備	永久業權

集團自置之自用物業

	樓面面積約數(平方米)	地盤面積約數(平方米)	主要用途	集團所佔權益	二零零五年十二月止發展進度	地契屆滿年份
香港中環干諾道中200號信德中心西座三十九字頂樓	1,823	—	辦公室	100%	—	二零五五年期滿，可再續至二一三零年
九龍興華街西83及95號	19,320	19,139	船塢	42.6%	—	二零五一年
澳門國際中心						
第十二座二樓至四樓(全層)及五樓A、B、C單位	2,894	—	員工宿舍	100%	—	二零零六年期滿，可再續至二零四九年
第十三座八樓至十一樓E單位	473	—	員工宿舍	42.6%	—	二零零六年期滿，可再續至二零四九年
澳門富大工業大廈四樓A4室	350	—	工廠	80%	—	二零一三年期滿，可再續至二零四九年

附註：
(一) 土地特許草擬合約已由澳門特別行政區政府提供並被拾富物業接納，待土地租借批給合約於澳門公報刊登。
(二) 收購事項之完成日期延長至二零零六年六月三十日或該日之前，因為建築設計的優化及整合工作需更多時間進行。
(三) 待政府同意後，將由另一個位於澳門路氹城區並擁有相同樓面面積的地盤取代。

投資及酒店物業

	樓面面積約數（平方米）	地盤面積約數（平方米）	主要用途	集團所佔權益	二零零五年十二月止出租率	二零零五年每月平均租金	可出租樓面面積約數（平方米）	地契屆滿年份
香港皇后街8號 西寶城	20,724	—	商業	51%	85.3%	每平方米 港幣379元	14,682	二零三零年
香港薄扶林道89號 寶翠園	571個 私家車停車位	—	停車場	51%	99.8%	每車位每月 港幣3,200元	—	二零三零年
	33個 電單車停車位	—	停車場	51%	12.1%	每車位每月 港幣1,000元	—	二零三零年
九龍荔枝角道833號 昇悅商場	5,600	—	商業	64.56%	97.8%	每平方米 港幣328元	4,083	二零四九年
九龍荔枝角道833號 昇悅居	515個 私家車停車位	—	停車場	64.56%	88.4%	每車位每月 港幣1,500元	—	二零四九年
	140個 貨車停車位	—	停車場	64.56%	37.9%	每車位每月 港幣1,800元	—	二零四九年
	45個 電單車停車位	—	停車場	64.56%	35.6%	每車位每月 港幣300元	—	二零四九年
香港羅便臣道60號 信怡閣地下低層及地下	974	900	商業	100%	100%	每平方米 港幣448元	822	二八五八年
香港羅便臣道60號 信怡閣地下、 一樓至三樓	26個停車位	—	停車場	100%	65.4%	每車位每月 港幣3,150元	—	二八五八年
香港堅尼地道9號L 萬信臺一樓至四樓	18個停車位	—	停車場	100%	50%	每車位每月 港幣2,000元 至3,500元	—	二零四七年
香港九龍尖沙咀 梳士巴利道3號星光行 地下五號B鋪及部分 地庫商鋪（除商鋪A外）	2,643	—	商業 購物中心	100%	100%	每平方米 港幣314元	2,129	二八六三年
澳門友誼大馬路 文華東方酒店	46,453	8,486	酒店	50%	—	—	—	二零零七年 期滿，可再 續至 二零三二年
澳門外港 新填海區擴展部份	1,327	15,176	度假設施	50%	—	—	—	二零零七年 期滿，可再 續至 二零四九年
澳門議事亭前地11號 信德堡	2,695	—	商業	100%	18%	每平方米 澳幣108元	2,673	永久業權
澳門路環黑沙灣 澳門威斯汀 度假酒店及澳門 高爾夫球鄉村俱樂部	46,644 （包括停車場）	767,373	酒店／ 高爾夫球場	34.9%	—	—	—	二零一三年 期滿，可再 續至 二零四九年
中國廣州中山四路246號 信德商務大廈	28,453	—	辦公室	60%	85.2%	每平方米 人民幣63元	28,453	二零四五年
	5,801	—	商業 購物中心	60%	100%	每平方米 人民幣71元	3,966	二零三五年
	51個停車位	—	停車場	60%	45.6%	每車位每月 人民幣600元 至1,200元	—	二零三五年

營業額分析

按部門劃分之營業額


2005
3.8%
投資及其他
20%
地產
10.4%
酒店及消閒
65.8%
運輸


2004
3.3%
投資及其他
50.6%
地產
4.1%
酒店及消閒
42%
運輸

(港幣百萬元)	2005	2004	變動	%	說明
運輸	1,638	1,577	61	4	營業額上升主要由於澳門旅遊業穩健的增長。
地產	497	1,896	(1,399)	(74)	營業額下跌主要因為可出售的住宅單位持續減少。昇悅居的住宅單位在往年已全部售出，寶翠園則只剩下少數住宅單位可供出售。
酒店及消閒	258	153	105	69	營業額顯著增加主要因為旅行社收益大幅增長。
投資及其他	96	123	(27)	(22)	營業額變動主要因為來自已確認的澳門娛樂之股息收入。
總計	2,489	3,749	(1,260)	(34)	

按地區劃分之營業額

(港幣百萬元)	2005	2004	變動	%	說明
香港	1,450	2,785	(1,335)	(48)	營業額減少主要是本集團的香港住宅單位銷售收益下跌，抵銷運輸部票務收益上升的結果。
澳門	886	844	42	5	營業額上升主要因為運輸部票務及旅行社收益均有增加，抵銷已確認的澳門娛樂股息收入下跌的結果。
其他	153	120	33	28	營業額上升主要由於香港－深圳航線的票務收益及旅行社收益上升。
總計	2,489	3,749	(1,260)	(34)	

損益分析

按部門劃分之營業溢利


32.3%
地產
6.2%
酒店及消閒
2005
19.9%
投資及其他
41.6%
運輸


59.5%
地產
2004
1%
酒店及消閒
13.2%
投資及其他
26.3%
運輸

(港幣百萬元)	2005	(重新列賬) 2004	變動	%	説明
運輸	188	243	(55)	(23)	雖然乘客量有所增長，但燃料價格上漲造成溢利減少。
地產	146	551	(405)	(74)	溢利下跌主要因為銷售寶翠園剩餘住宅單位的收入下降。
酒店及消閒	28	9	19	211	溢利變動主要歸因於澳門旅客大幅上升而導致旅行社佣金收入上升。
投資及其他	90	122	(32)	(26)	溢利變動主要來自已確認的澳門娛樂股息收入。
未分配淨收入／(支出)	21	(49)	70	143	溢利變動主要因為銀行利息收入上升。
投資物業之公平值變動	135	—	135	—	新訂之財務報告準則HKAS 40規定投資物業均須以公平值評估價值。
經營溢利	608	876	(268)	(31)	
融資成本	(34)	(13)	(21)	(162)	融資成本上升主要是利率上升之故。
投資虧損	—	(48)	48	100	二零零四年之虧損主要包括投資及商譽之減值虧損。
所佔聯營公司業績	71	65	6	9	澳門文華東方酒店及澳門威斯汀度假酒店的業績貢獻持續良好。二零零四年之業績貢獻包括出售澳門濠景花園第IV期發展權的一次性貢獻。
所佔共同控制企業業績	(1)	(3)	2	67	改善主要歸因於來往香港國際機場及珠江三角洲重點目的地之機場噴射飛航的業績貢獻。
除税前溢利	644	877	(233)	(27)	
税項	(63)	(79)	16	20	
除税後溢利	581	798	(217)	(27)	
少數股東權益應佔溢利	(217)	(318)	101	(32)	主要是寶翠園和運輸部之少數股東權益。
本公司股東應佔溢利	364	480	(116)	(24)	

損益分析(續)

按地區劃分之經營溢利

(港幣百萬元)	2005	(重新列賬) 2004	變動	%	說明
香港	349	602	(253)	(42)	變動主要由於寶翠園及昇悅居住宅單位之銷售溢利減少，抵銷投資物業之公平值變動而產生的溢利的結果。
澳門	216	257	(41)	(16)	變動主要歸因於運輸部收入及已確認澳門娛樂股息收入減少。
其他	43	17	26	153	增加主要因為投資業績有所改善。
總計	608	876	(268)	(31)	

所佔聯營公司業績分析

(港幣百萬元)	2005	(重新列賬) 2004	變動	%	說明
地產	12	39	(27)	(69)	業績下降主要因為於二零零四年出售澳門濠景花園第IV期發展權所得之一次性貢獻。雖然年內濠庭都會之第一期預售收入良好，但新的會計規則並不容許物業銷售於二零零六年(預期完工之日期)前確認。
酒店及消閒	57	24	33	138	澳門文華東方酒店及澳門威斯汀度假酒店持續錄得良好的經營業績。
投資及其他	2	2	—	—	
總計	71	65	6	9	

流動資金、財務資源及資本架構

於二零零五年十二月三十一日，本集團總資產淨值增至8,963,000,000港元，比去年升百分之五。現金流量與流動資金保持強勁穩健。年內經營業務產生之現金淨額為348,000,000港元。來自投資業務之現金流入主要為收取按揭貸款的償還金額698,000,000港元。融資活動的現金流出主要包括償還貸款1,115,000,000港元。

現金流量變動分析

(港幣百萬元)	2005	2004	變動
經營業務	348	2,761	(2,413)
投資業務	597	779	(182)
融資活動	(998)	(1,188)	190
現金及等同現金之(減少)／增加淨額	(53)	2,352	(2,405)

於二零零五年十二月三十一日，銀行結餘及存款合共3,864,000,000港元，較去年年終減少9,000,000港元。

於二零零五年十二月三十一日，本集團的備用貸款及其他融資合共3,715,000,000港元，其中2,693,000,000港元尚未提用。年終時尚未償還的貸款包括銀行貸款1,017,000,000港元及其他貸款5,000,000港元。

本集團的政策乃安排足夠資金，以作為營運資金及投資項目的所需現金。於二零零五年十二月三十一日，本集團各項借貸的到期日如下：

到期組合

1年內	1-2年	2-5年	總額
17%	19%	64%	100%

根據年終時2,842,000,000港元淨現金盈餘，本集團的資本與負債比率(淨借貸與本公司股東應佔權益之比率)為零(二零零四年：零)。本集團將繼續維持穩健的資本與負債比率為其財務策略，並會進一步減少其融資成本。

年內，由於購股權的行使而發行5,000,000股新股及回購並註銷3,008,000股股份。

資產抵押

年終時，本集團以賬面總值465,000,000港元（二零零四年：515,000,000港元）的若干資產，作為銀行貸款之抵押品。

或然負債

年終時，本集團並無重大或然負債。

財務風險

本集團採用穩健的財務風險管理政策，所承擔之貨幣及利息風險極低。本集團之政策乃不參與任何投機性買賣活動。本集團所籌得之資金是以浮息計算。年終時，本集團的尚未償還借貸中並無以外幣為單位。本集團的主要業務均以港幣交易及記賬，因此外滙波動風險極低。根據本集團核准的財政政策，本集團參與燃料對沖活動，以減低燃料價格波動的風險。

人力資源

除聯營公司及共同控制企業外，本集團包括附屬公司年終時約有二千三百名僱員。本集團給予僱員優厚的薪酬，並根據個人表現考慮晉升及加薪。此外員工亦經常舉辦員工聯誼活動，以推廣團隊精神。本集團鼓勵僱員參加關乎集團業務的培訓課程。

董事會同寅現謹向各股東提呈截至二零零五年十二月三十一日止年度之報告書及已審核財務報表，以供閱覽。

集團業務

本公司主要業務為投資控股。各主要附屬公司、聯營公司及合營投資之業務概列於第129頁至第130頁。

本集團於本年度內的主要業務及經營地域分析概列於財務報表附註第三十七項。

集團財務報表

本集團截至二零零五年十二月三十一日止年度之溢利及本公司與本集團截至該日止之財務狀況，概列於第54頁至第130頁之財務報表。

主要附屬公司、聯營公司及合營投資

本公司及本集團之主要附屬公司、聯營公司及合營投資之詳細資料概列於第129頁至第130頁。

股息

中期股息每股2.5港仙已於二零零五年十月派發。董事會現建議宣佈派發截至二零零五年十二月三十一日止年度末期股息每股4.5港仙，派予在二零零六年六月十三日已登記在股東名冊上之股東。

物業、機器及設備

本公司及本集團之物業、機器及設備在本年度內之變動概列於財務報表附註第十三項。

物業

本集團自用、投資、發展及出售之物業之詳細資料概列於第30頁至第31頁。

股本

本公司之股本在本年度內之變動概列於財務報表附註第三十三項。

儲備

本公司及本集團之儲備在本年度內之變動概列於財務報表附註第三十五項。

捐款

本集團在本年度內共捐款1,000港元(二零零四年：70,000港元)作慈善及公益用途。

集團借貸

須於一年內償還之借貸及長期借貸之詳細資料概列於財務報表附註第二十九項及第三十二項。

撥作資產成本化之融資成本

本集團於本年度內撥作資產成本化之融資成本為260,000港元(二零零四年：1,503,000港元)。

主要客戶及供應商

本集團之政策規定，所需之任何物料均由數個供應商供應，以免過份依靠單一供應來源。本集團與各主要供應商均保持良好關係，在採購重要物料方面，並沒有遇上任何重大困難。

本年度內，本集團五大客戶佔本集團總營業額百分之三十三，其中最大客戶佔本集團總營業額百分之二十。本集團五大供應商佔本集團總採購額百分之五十，其中最大供應商佔本集團總採購額百分之二十五。

何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士、何超瓊女士及岑康權先生擁有本集團五大客戶及供應商之一的澳門旅遊娛樂股份有限公司(澳門娛樂)之實益權益。澳門娛樂為本公司主要股東之一。除以上所披露者外,概無其他董事、彼等之聯繫人士或股東(據董事會所知,該等人士擁有本公司已發行股本超過百分之五)於本年度內持有本集團五大客戶或五大供應商之權益。

結算日後事項

本集團之重大結算日後事項之詳細資料概列於財務報表附註第四十三項。

董事

本公司董事之芳名載於第1頁。

根據於本報告期間經修訂之公司組織章程細則中,有關董事會成員膺選連任的規定,本公司所有董事(包括非執行董事)皆須至少每三年輪席告退一次,而非執行董事則按指定任期委任。羅保爵士、拿督鄭裕彤博士、莫何婉穎女士、禤永明先生及何超瓊女士,於即將舉行之股東週年常會任滿告退,並願意膺選連任。

本公司已收到獨立非執行董事羅保爵士、關超然先生及何厚鏘先生的獨立性確認函,並認同他們的獨立性。

企業管治

本公司致力保持最高水平的企業管治常規。本公司採納之企業管治常規概列於第48頁至第52頁之企業管治常規報告書。

董事在合約及關連交易中之權益

1. 何鴻燊博士、拿督鄭裕彤博士(一企業董事之委任代表)、莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事及擁有該公司之實益權益,澳門娛樂為本公司主要股東之一。何鴻燊博士及蘇樹輝博士為澳門博彩股份有限公司(澳博)之董事及擁有該公司之實益權益。澳博為澳門娛樂之附屬公司,並為獲澳門政府授出博彩特許權可於澳門經營賭場的三家特許營辦商之一。

   年內,本集團與澳門娛樂集團之交易如下:

   i. 本集團為澳門娛樂管理其轄下酒店,向澳門娛樂收取費用共29,200,000港元。

   ii. 本公司之非全資附屬公司信德中旅船務投資有限公司(信德中旅船務投資)向澳門娛樂集團購入澳門船務運作所需之燃料為189,300,000港元。信德中旅船務投資的股權分配,由本集團實益佔百分之四十二點六,澳門娛樂實益佔百分之二十八點四,香港中旅國際投資有限公司(中旅國際投資)佔百分之二十九。根據協議,澳門娛樂在澳門外港碼頭為信德中旅船務投資的船舶供應及載入燃料。燃料的成本為燃料的市價加上少許手續費。燃料安排協議自二零零五年一月一日起生效,初步為期三年,訂約各方其後可續約三年,惟其中一方向另一方發出通知終止協議則另作別論。由於二零零五年上半年燃料價格上漲,於二零零五年十一月八日舉行的股東特別大會通過修訂提高燃料安排費用的年度上限。

iii. 根據信德中旅船務投資及澳門娛樂之間的代理協議(澳門娛樂代理協議),澳門娛樂擔任信德中旅船務投資的船票銷售代理,因而收取佣金15,400,000港元。此佣金以澳門娛樂作為代理所產生之總售票收入淨額(減去信德中旅船務投資同意就船票作出之任何折扣及優惠,以及就此向任何政府或渡輪碼頭經營者支付之任何稅項、費用或徵費)之百分之五計算。

年內,售予澳門娛樂自用的噴射飛航船票為474,100,000港元。就此等大批購票而授出百分之五至最多百分之十二的折扣(視乎大批購票量而定),總額為23,600,000港元。

給予澳門娛樂的佣金率和折扣率都在信德中旅船務投資給予其他銷售代理及大批購票者的佣金率和折扣率之範圍內。澳門娛樂代理協議自二零零五年一月一日起生效,初步為期三十六個月,訂約各方其後可續約三十六個月,惟其中一方向另一方發出通知終止協議則另作別論。

iv. 本集團為澳門娛樂經營及管理其轄下之澳門旅遊塔會展娛樂中心,向澳門娛樂收取費用共7,900,000港元。

2. 於二零零三年三月七日,信德中旅船務投資與新世界第一控股有限公司(新世界第一控股)訂立協議。新世界第一控股為新世界發展有限公司(新世界發展)佔百分之五十的共同控制企業,新世界發展為隆益投資有限公司(隆益)之主要股東之一,而隆益為本公司佔百分之五十一的附屬公司。根據協議條款,信德中旅船務投資及新世界第一控股同意互相合作及協調,透過該等公司的附屬公司及經營者(分別為信德中旅船務投資經營者及新世界第一控股經營者),提供往來香港與澳門之間之渡輪服務。

其中,協議之條文規定:

i. 信德中旅船務投資經營者將自行,以及(如新世界第一控股經營者要求)根據船隻委託安排代表新世界第一控股經營者,經營來往港澳碼頭與澳門之間之香港渡輪服務;而新世界第一控股經營者則將自行,以及(如信德中旅船務投資經營者要求)根據船隻委託安排代表信德中旅船務投資經營者,經營來往中港客運碼頭與澳門之間之九龍渡輪服務。若採取上述之船隻委託安排,作出要求的經營者便須支付委託費,包括每張船票30港元之船票處理費;

ii. 信德中旅船務投資經營者會作出安排,向新世界第一控股經營者轉介欲使用九龍渡輪服務之乘客;而新世界第一控股經營者亦會作出安排,向信德中旅船務投資經營者轉介欲使用香港渡輪服務之乘客。每轉介一名乘客,該轉介經營者可收取10港元;及

iii. 如有需要,若互相達成滿意之條款,信德中旅船務投資便會向新世界第一控股轉讓船隻。

作為訂立協議之代價,新世界第一控股於協議期間(即由二零零三年三月八日起計五年內)每年向信德中旅船務投資支付30,000,000港元。年內,本集團收取的年費為30,000,000港元。本集團並無收取或支付委託費或轉介費。

3. 年內,香港中國旅行社有限公司(香港中旅)擔任信德中旅船務投資的船票總銷售代理,信德中旅船務投資就此向香港中旅支付佣金28,700,000港元。香港中旅為中旅國際投資之附屬公司,而中旅國際投資為信德中旅船務投資之主要股東之一。

4. 於二零零四年十月一日，本公司之全資附屬公司榮森有限公司(榮森)與信德中旅船務投資訂立一項總銷售代理協議，榮森獲委任為非獨家總銷售代理，以銷售信德中旅船務投資經營之渡輪服務之船票。榮森自行承擔費用以宣傳及推廣信德中旅船務投資經營之渡輪服務。

   作為榮森提供銷售代理及業務發展服務之代價，信德中旅船務投資將根據市價按月支付佣金，以信德中旅船務投資所有航線收取之總售票收入淨額(減去信德中旅船務投資同意就船票作出之任何折扣及優惠，以及就此向任何政府或渡輪碼頭經營者支付之任何稅項、費用或徵費)之百分之二計算。年內，信德中旅船務投資支付此等佣金為28,700,000港元。

   代理協議自二零零四年十月一日起生效，初步為期三十六個月，訂約各方其後可續約三十六個月，惟其中一方向另一方發出通知終止協議則另作別論。

5. 本集團管理位於上環名為信德中心的商業大廈兼商場，因而收取物業管理、租賃代理及行政費用合共12,900,000港元。信德中心有限公司(信德中心公司)為信德中心的業主之一，由何鴻燊博士、澳門娛樂及新世界發展實益擁有。同期，本集團向新世界發展集團支付與管理信德中心相關的顧問費4,400,000港元。

   信德中旅船務投資於信德中心港澳碼頭運作，年內因此支付3,900,000港元的租金及有關費用予信德中心公司。

6. 於二零零五年九月二十九日，本公司之全資附屬公司Right City International Limited (Right City)與本公司主要股東及董事之一何超瓊女士全資擁有之公司Classic Time Development Limited (Classic Time)訂立有條件買賣協議，向Classic Time購買建城投資有限公司(建城)之全部已發行股本，建城於符合買賣協議所載條件時之主要資產將為基城投資有限公司(基城)的百分之五十一權益。基城間接全資擁有拾富物業股份有限公司(拾富)。拾富擁有位於澳門外港新填海區的物業地盤的土地特許權，總地盤面積約十九萬七千六百六十平方呎，地盤擬發展為一個多用途物業發展項目。

   收購代價估計為664,600,000港元，支付方式為於澳門公報刊登土地租借批給合約後向Classic Time發行本公司新股(代價股份)及支付現金。估計代價股份的數量乃根據計劃發展建築面積計算，並可根據土地租借批給合約建築面積作出上調不得超過百分之三及下調不得超過百分之八的調整。現金代價乃根據最後發展建築面積與土地租借批給合約建築面積之間之差異(若有)計算。

   於二零零五年十二月七日，建城之已發行股本已全部轉讓予Right City。於本報告日期，上述代價股份尚未發行予Classic Time。

獨立非執行董事確認上文第1項至第5項的持續關連交易：

(a) 屬本集團的日常業務；

(b) 乃按照一般商務條款進行；

(c) 乃根據有關交易的協議條款進行，或倘無該等協議，則按不遜於向或自獨立第三者提供的條款進行；及

(d) 對本公司股東而言屬公平合理。

本公司的核數師確認上文第1項至第5項的持續關連交易：

(a) 經由董事會批准；

(b) 若交易涉及由本集團提供貨品或服務，則按照本集團的定價政策而進行；

(c) 乃根據有關交易的協議條款進行，或倘無該等協議，則按不遜於向或自獨立第三者提供的條款進行；及

(d) 並無超逾有關公告披露的上限。

7. 本集團在以往年度曾向與其他關連人士共同持股的公司提供財務資助，而此等財務資助於二零零五年十二月三十一日尚未償還：

i. 信德文化廣場有限公司由本集團佔百分之六十，一家由何鴻燊博士擁有實益權益的公司佔百分之四十。所有股東已按各自之持股比例，免息貸款共295,000,000港元。

ii. Onluck Finance Limited由本集團佔百分之六十四點五六，新鴻基地產發展有限公司佔百分之三十五點四四。所有股東已按各自之持股比例，免息貸款共64,000,000港元。

iii. 信德娛樂服務股份有限公司由本集團佔百分之八十，澳門娛樂佔百分之二十。所有股東已按各自之持股比例，免息貸款共501,000,000港元。

根據香港聯合交易所有限公司證券上市規則(上市規則)第十四A章，上述交易構成本公司之關連交易，並需要在本公司之年報內披露。

除上述所披露者外，本年內不構成關連交易之重大關連人士交易之詳細資料概列於財務報表附註第三十八項。

除上述交易外，本公司及其附屬公司於本年內或年底時並無簽訂本公司董事直接或間接擁有重大權益之其他重大合約。

董事於競爭業務中之權益

年內及截至此報告日期間，下列董事被視為在下列業務擁有權益，而該等業務直接或間接與本集團的業務構成或可能構成競爭：

何鴻燊博士擁有新濠國際發展有限公司(新濠)、信德中心公司及澳門娛樂之實益權益。該等公司參與地產投資、地產發展及／或酒店消閒業。何鴻燊博士為信德中心公司及澳門娛樂之董事，並為新濠之董事，直至二零零六年三月十五日，何鴻燊博士辭任新濠之主席兼執行董事職務。莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事及股東。

拿督鄭裕彤博士(一企業董事之委任代表)為新世界發展集團、周大福企業有限公司、萬邦投資有限公司、信德中心公司及澳門娛樂之董事，並／或擁有該等公司之實益權益。該等公司參與地產投資、地產發展、船務及／或酒店消閒業。

何超瓊女士、何超鳳女士、謝天賜先生及何超蕸女士為信德中心公司之董事。該公司參與地產投資。

上述競爭業務均由個別公司之獨立管理及行政人員負責管理。本公司董事會認為本集團有能力與此等公司各自獨立地按公平基準營運。有關董事於決策時已經並將會繼續履行其作為本公司董事之職責，並按本集團之最佳利益行事。

權益之披露

於二零零五年十二月三十一日，本公司董事於本公司或其聯繫法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中，擁有記載於本公司按證券及期貨條例第352條須置存之登記冊內的權益或淡倉，或根據上市規則附錄十所載之上市發行人董事進行證券交易的標準守則(標準守則)須知會本公司及香港聯合交易所有限公司的權益或淡倉如下：

a) 董事於本公司的股份及相關股份之權益

		每股面值0.25港元普通股				
董事姓名	權益性質	個人權益	附註	公司權益	附註	概約佔已發行股份總數之百分比 附註(i)
何鴻燊	於已發行股份之權益	250,936,160		39,021,590	(iii)	13.93%
	於未發行股份之權益	—		148,883,374	(iv)	7.15%
	於相關股份之權益	1,587,300	(ii)	—		0.08%
羅保		—		—		—
關超然		—		—		—
何厚鏘		—		—		—
鄭裕彤		—		—		—
莫何婉穎	於已發行股份之權益	323,627		—		0.02%
何超瓊	於已發行股份之權益	15,152,821		97,820,707	(v)	5.43%
	於未發行股份之權益	—		249,483,374	(vi)	11.98%
	於相關股份之權益	30,592,523	(ii)	—		1.47%
何超鳳	於已發行股份之權益	15,367,028		97,820,707	(vii)	5.44%
	於未發行股份之權益	—		148,883,374	(viii)	7.15%
	於相關股份之權益	30,592,523	(ii)	—		1.47%
蘇樹輝	於已發行股份之權益	10,406,250		—		0.50%
	於相關股份之權益	20,157,740	(ii)	—		0.97%
禤永明	於已發行股份之權益	62,500		5,994,849	(ix)	0.29%
	於相關股份之權益	10,078,870	(ii)	—		0.48%
謝天賜	於已發行股份之權益	2,325,000		—		0.11%
	於相關股份之權益	10,078,870	(ii)	—		0.48%
陳偉能	於已發行股份之權益	8,031,250		—		0.39%
	於相關股份之權益	5,078,870	(ii)	—		0.24%
何超蓮	於已發行股份之權益	1,630,435		23,066,918	(x)	1.19%
	於相關股份之權益	20,157,740	(ii)	—		0.97%
岑康權	於相關股份之權益	5,000,000	(ii)	—		0.24%

附註：

(i) 於二零零五年十二月三十一日，本公司已發行股份總數為2,082,018,240股。

(ii) 代表獲授本公司購股權之相關股份之權益。詳情載於(d)段「購股權」。

(iii) 何鴻燊博士的39,021,590股股份代表Sharikat Investments Limited (SIL)持有之11,446,536股股份，Dareset Limited (DL)持有之24,838,987股股份及Lanceford Company Limited (LCL)持有之2,736,067股股份。SIL、DL及LCL為何鴻燊博士全資擁有。

(iv) 何鴻燊博士的148,883,374股未發行股份代表本公司二零零四年十二月十七日之通函所述之收購事項完成後配發予Alpha Davis Investments Limited (ADIL)之股份。ADIL由何鴻燊博士全資擁有之Innowell Investments Limited佔百分之四十七。

(v) 何超瓊女士的97,820,707股股份為何超瓊女士全資擁有之Beeston Profits Limited所持有。

(vi) 何超瓊女士的249,483,374股未發行股份中，148,883,374股股份在本公司二零零四年十二月十七日之通函所述之收購事項完成後配發予ADIL，另外（估計最多）100,600,000股股份在收購事項完成及於澳門公報刊登土地租借批給合約後（定義見本公司二零零五年十月二十一日之通函）配發予Classic Time Development Limited (CTDL)，詳情載於該通函。ADIL 由Megaprosper Investments Limited (MIL)佔百分之五十三，而MIL由何超瓊女士佔百分之五十一。CTDL由何超瓊女士全資擁有。

(vii) 何超鳳女士的97,820,707股股份為何超鳳女士全資擁有之St. Lukes Investments Limited所持有。

(viii) 何超鳳女士的148,883,374股未發行股份代表本公司二零零四年十二月十七日之通函所述之收購事項完成後配發予ADIL之股份。ADIL由MIL擁有百分之五十三，而MIL由何超鳳女士佔百分之三十九。

(ix) 癨永明先生的5,994,849股股份為癨永明先生全資擁有之Enhance Gain Investments Limited所持有。

(x) 何超蕸女士的23,066,918股股份為何超蕸女士全資擁有之LionKing Offshore Limited所持有。

(xi) 附註(iv)、(vi)及(viii)所述之148,883,374股未發行股份為同一批股份。

b) 董事於本公司之附屬公司的股份及相關股份之權益

董事姓名	附屬公司名稱	公司權益	權益百分比
何鴻燊	信德文化廣場有限公司	普通股4股	40%

附註： 何超瓊女士、何超鳳女士、蘇樹輝博士、癨永明先生、謝天賜先生及何超蕸女士受本公司或其附屬公司委託持有若干附屬公司之非實益權益。

c) 董事於本公司之其他聯繫法團的股份及相關股份之權益

董事姓名	聯繫法團名稱	公司權益	權益百分比
何超瓊	澳門信德國旅汽車客運股份有限公司	750股	15%

以上(a)段至(c)段所披露之權益皆代表本公司或其聯繫法團的好倉股份或相關股份。

除以上所披露者外，於二零零五年十二月三十一日，本公司並無董事或任何彼等之聯繫人士擁有或被視為擁有於本公司或其聯繫法團的任何股份、相關股份或債券中，按證券及期貨條例第352條須記載，或根據標準守則須知會本公司及香港聯合交易所有限公司的任何權益或淡倉。

d) 購股權

於二零零五年十二月三十一日，根據本公司的一九九三年及二零零二年購股權計劃(如下詳述)，授予董事及僱員之購股權詳情如下：

承授人	授出日期	行使期	每股股份之行使價	購股權數目 二零零五年一月一日	購股權數目 二零零五年十二月三十一日
何鴻燊	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	1,587,300	1,587,300
何超瓊	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783	10,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
何超鳳	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783	10,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
蘇樹輝	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
禤永明	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	10,078,870	10,078,870
謝天賜	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	10,078,870	10,078,870
陳偉能	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	10,078,870	5,078,870
何超蕸	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
岑康權	二零零四年九月二十二日	二零零四年九月二十二日至二零一四年九月二十一日	4.20港元	5,000,000	5,000,000
僱員的總數	二零零四年七月八日	二零零四年七月八日至二零零九年七月七日	3.95港元	918,800	918,800

附註：

(i) 本公司於一九九三年五月十八日採納之購股權計劃(一九九三年購股權計劃)已於二零零二年五月三十一日終止，在此計劃下再無購股權可以授出，惟已授出而未行使的購股權仍然有效並可以按其條款行使。於二零零二年五月三十一日，本公司採納新購股權計劃(二零零二年購股權計劃)。

(ii) 截至二零零五年十二月三十一日止年度內，在二零零二年購股權計劃下授予陳偉能先生的5,000,000股購股權被行使。緊接購股權行使日期前，本公司股份的加權平均收市價為7.50港元。

(iii) 截至二零零五年十二月三十一日止年度內，並無購股權授出、被註銷或逾期失效。

(iv) 除以上所披露者外，於二零零五年十二月三十一日，董事或其配偶或十八歲以下子女概無根據購股權計劃獲授或行使任何權利以認購本公司及其聯繫法團的股本或債務證券。

(v) 根據上市規則披露有關購股權計劃摘要如下：

	二零零二年購股權計劃	一九九三年購股權計劃
1) 購股權計劃的目的	招攬及保留最優秀的僱員，並提供額外獎勵給參與者以促進本集團之長期財務的成就	作為對僱員的獎勵
2) 購股權計劃的參與者	(a) 本公司或任何關聯公司之任何僱員或任何與業務有關之顧問、經銷商或代表； (b) 任何向本公司或關聯公司提供貨物或服務之人士； (c) 本公司或任何關聯公司之客戶；或 (d) 本公司或任何關聯公司業務上或合營投資之夥伴	合資格的僱員包括執行董事
3) 購股權計劃中可予發行的股份數目及其於二零零五年十二月三十一日佔已發行股本百分率	194,243,391股(9.33%)	不適用
4) 購股權計劃中每名參與者可獲授權益上限	於任何十二個月內： (a) 已發行股本百分之一(主要股東及獨立非執行董事除外) (b) 已發行股本百分之零點一及總額不超過5,000,000港元(對主要股東及獨立非執行董事)	購股權計劃中所涉及的股份總數的百分之二十五
5) 可根據購股權認購股份的期限	董事會按其酌情權釐定。惟行使期由購股權授出日起計不得超過十年	此期間乃本公司按其酌情權釐定。惟行使期由購股權授出日起計不得超過十年
6) 購股權行使之前必須持有的最短期限	不適用	不適用
7) 申請或接納購股權須付金額及付款或通知付款的期限或償還申請購股權貸款的期限	接納購股權時承授人由給予購股權日起計二十八天內應通知本公司並付1港元為代價	接納購股權時承授人由給予購股權日起計二十一天內應通知本公司並付1港元為代價
8) 行使價的釐定基準	行使價由董事釐定，但不少於下列的較高價： (a) 給予購股權日之收市價； (b) 給予購股權日前五個交易日現有股份之平均收市價；及 (c) 股份面值	行使價由董事釐定，但不少於下列的較高價： (a) 給予購股權日前五個交易日之本公司股份在香港聯合交易所有限公司的平均收市價的百分之八十；及 (b) 股份面值
9) 購股權計劃尚餘的有效期	計劃將繼續生效直至二零一二年五月三十一日	計劃於二零零二年五月三十一日終止

e) 主要股東

根據證券及期貨條例第336條之規定而備存的股份權益或淡倉登記冊的記錄，於二零零五年十二月三十一日，除各董事持有上述權益外，下列股東擁有本公司已發行股本百分之五或以上權益：

股東名稱	附註	權益性質	每股面值0.25港元普通股	概約權益百分比
信德船務有限公司(信德船務)及其附屬公司	(ii)	於已發行股份之權益	308,057,215	14.80%
澳門旅遊娛樂股份有限公司(澳門娛樂)及其附屬公司	(iii)	於已發行股份之權益	263,667,107	12.66%
Alpha Davis Investments Limited (ADIL)	(iv)	於未發行股份之權益	148,883,374	7.15%
Innowell Investments Limited (IIL)	(iv)	於未發行股份之權益	148,883,374	7.15%
Megaprosper Investments Limited (MIL)	(iv)	於未發行股份之權益	148,883,374	7.15%

附註：

(i) 於二零零五年十二月三十一日，本公司已發行股份總數為2,082,018,240股。

(ii) 何鴻燊博士、拿督鄭裕彤博士、何超瓊女士及何超鳳女士為信德船務之董事及擁有該公司之實益權益。莫何婉穎女士擁有信德船務之實益權益。

(iii) 何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士、何超瓊女士及岑康權先生擁有澳門娛樂之實益權益。何鴻燊博士、拿督鄭裕彤博士(一企業董事之委任代表)、莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事。

(iv) 本公司二零零四年十二月十七日之通函所述之收購事項完成後，將發行予ADIL本公司148,883,374股未發行股份之權益。ADIL由IIL佔百分之四十七，MIL佔百分之五十三。IIL由何鴻燊博士全資擁有。MIL由何超瓊女士佔百分之五十一，何超鳳女士佔百分之三十九，何超蕸女士佔百分之十。因此，如上述所披露，IIL及MIL於本公司之權益與ADIL於本公司之權益重疊。何鴻燊博士為ADIL及IIL之董事，何超瓊女士及何超鳳女士為ADIL、IIL及MIL之董事。

(v) 以上所有披露之權益皆代表本公司的好倉股份。

(vi) 除以上所披露者外，於二零零五年十二月三十一日，並無其他人(本公司董事除外)擁有於本公司的股份或相關股份的任何權益或淡倉而須記錄在根據證券及期貨條例第336條之規定而備存的登記冊上。

購買、出售或贖回上市證券

於二零零五年十二月，本公司於香港聯合交易所有限公司以總額為19,654,000港元之代價回購3,008,000股本公司之普通股，每股付出之最高價及最低價分別為6.60港元及6.40港元。回購之普通股已被註銷，因此本公司之已發行股本已按此等被註銷股份之面值減少。

除以上所披露者外，截至二零零五年十二月三十一日止年度內，本公司及其附屬公司並無購買、出售或贖回本公司之上市證券。

董事認購股份或債券之權利

除上述所載之購股權計劃、於二零零四年年報之董事會報告書內「關連交易」第7項所披露將發行予Alpha Davis Investments Limited的股份，及於本年報之董事會報告書內「關連交易」第6項所披露將發行予Classic Time Development Limited的股份外，本公司或其附屬公司於年內並無參與任何安排，以使本公司董事或其配偶或十八歲以下子女因收購本公司或其他法人團體之股份或債券而獲益。

董事之服務合約

於即將舉行之股東週年常會上候選之董事，概無訂立本集團一年內不可在不予賠償(法定賠償除外)的情況下終止之服務合約。

管理合約

本公司在年內並無訂立或保留任何與本公司整體或其主要業務有關之管理及行政合約。

公眾持股量之充足性

根據本公司可從公開途徑取得之資料，並據董事所知，於本年報日期，本公司之已發行股本總額至少百分之二十五乃由公眾人士持有。

業績、資產及負債之概要

本集團於過去五個財政年度之業績、資產及負債之概要載列於第131頁至第132頁。

核數師

本年度之財務報表經屈洪疇會計師事務所有限公司審核。即將舉行之股東週年常會中將動議再行聘任屈洪疇會計師事務所有限公司為本公司之核數師。

承董事會命



何鴻燊
集團行政主席

二零零六年四月二十四日

本公司董事會(「董事會」)致力奉行符合優質企業管治標準及程序之原則，此報告旨在說明本公司於遵守新實施之企業管治常規守則(「守則」)內各項原則及條文方面之有關情況，守則於二零零五年一月一日開始之財政報告年度生效。

有關企業管治政策及遵守守則條文之董事聲明

本公司之組織章程曾於二零零五年六月十四日作出修訂，指定全體董事，包括非執行董事之任期均為三年，而至少每三年須輪值告退一次。有關修訂乃根據守則條文A.4.1(條文規定非執行董事之委任須訂定年期，任滿必須經過重選)及守則條文A.4.2(條文規定董事每三年告退一次)。於二零零五年六月十四日，董事會亦同時成立薪酬委員會(成員包括三位獨立非執行董事、董事總經理及副董事總經理)，負責處理人力資源事務，並向董事會作出有關建議，以符合守則條文B.1.1有關公司必須訂立一套正式及透明的程序以制訂執行董事之薪酬政策，以及決定全體董事之薪酬安排。

上市規則要求所有上市公司須就本身對守則內各項原則應用方面作出報告，確認遵守守則條文，並在出現違反情況下提供解釋。本公司致力維持高水平之企業管治，透過採取上述步驟，加上一向切實執行之企業管治程序，董事意見一致認為，公司於截至二零零五年十二月三十一日止年度內一直遵守守則。

董事會之組成及常規

優質管治之首要原則乃要求公司具有一個高成效之董事會，為公司之成功群策群力。董事會同時負責制訂公司之價值和方針，以提升股東價值為目標。非執行董事專責監管公司發展，同時監察管理層表現，並就業務有關重要問題上提出意見。董事會認為本身已符合上述要求。

上市規則要求每家上市發行人在董事會內執行與非執行董事之比例上有所平衡，以防出現有個別人士或小組操控董事會決策過程。現時董事會共有十四位成員，包括一位集團行政主席(「主席」)、一位董事總經理、一位副董事總經理、六位執行董事，以及五位非執行董事，當中三位為獨立非執行董事。董事會在執行與非執行董事數目方面有良好平衡，並擁有多元化的專業知識令股東利益進一步得以提升。獨立非執行董事擁有豐富經驗及個人專長，以維護公司全體股東之利益，同時令關鍵性及影響公司成功發展之重要議題，充分得到董事會獨立及客觀之考慮。董事會各成員之個人簡歷及各成員之間的關係已載於本年報「管理層簡介」內。

根據上市規則，本公司已收到各獨立非執行董事提交有關其獨立性之確認書。每位獨立非執行董事均於二零零五年十二月三十一日再次向本公司確認其獨立性。而本公司亦對此感到滿意。

有關重選董事會成員方面，公司全體董事(包括非執行董事)必須每三年輪席告退一次。非執行董事之指定任期均為三年，並由當時獲委任之股東週年常會上起計算。以上措施均符合本報告期間內經修訂之公司組織章程。羅保爵士、拿督鄭裕彤博士、莫何婉穎女士、禤永明先生及何超蕸女士均會在即將舉行之股東週年常會上任滿告退，並願意膺選連任。

守則要求公司在聘請新董事加入董事會方面訂立一個正式及透明之機制，同時建議成立一個提名委員會。本公司如部份上市公司般暫時未成立提名委員會，但董事會相信本身有適當措施能保持以客觀標準任人唯賢(二零零五年內並無新委任)。獲選及獲推薦的候選人皆為具有豐富經驗及有才幹的人士。所有候選人必須符合上市規則第3.08及3.09條所載的標準。如候選人獲准委任為獨立非執行董事，則須同時符合上市規則第3.13條所列出之獨立性準則。

為確保董事會能有效運作及履行所有職責，董事會全體成員均能掌握全面及最新之有關資訊，並在有關董事會會議各項進行討論之議題上獲得正式簡報。擬定議程之工作由公司秘書負責，每位董事亦可要求在議程內加入商討事項。有關分析及背境等資料均會在會議召開前不少於三天送交全體董事，確保董事具備充分資料在會上作出決定。董事會成員可隨時向公司秘書查詢有關企業管治方面事宜及監管方面之變化，以確保董事會各項程序皆符合守則及其他法定要求。公司董事會在履行職責方面已獲足夠資源，在有必需時，個別董事可就特別議題外聘顧問以取得專業意見，有關支出會由公司承擔。若任何董事與在董事會將予考慮的事項中存有利益衝突時，該事項會在董事會上處理。按本公司慣例，涉及對議案有重大利益之董事均會放棄投票權，且不會計入該董事會出席會議的法定人數內。

一個開放的會議氣氛可鼓勵董事在會上提出不同意見，任何重大決定皆經過董事會全面詳細討論。董事會會議及委員會會議之有關內容均有詳細紀錄，在會議紀錄獲正式通過前，有關初稿會先傳閱各董事及委員會成員給予意見。董事會會議及委員會會議之紀錄均由公司秘書保管，並供各董事隨時查閱。

在董事會履行其職責之同時，每位新委任董事均會在業務運作及公司常規等主要問題上先獲簡報。新委任董事於就任時將獲提供詳盡資料，列明在上市規則、相關法例及香港有關監管要求下董事之職責和責任，公司同時鼓勵其董事參加專業進修課程，令董事們能持續提升其有關技能。

主席與兩位董事總經理之職務彼此獨立並有清晰界定。主席主要負責領導董事會，而兩位董事總經理則須對公司整體表現負責，彼此在各自責任上方面保持清楚之劃分。

由何鴻燊博士領導之董事會，負責監察公司策略上發展，同時在追求公司策略目標上制訂適當之風險管理政策，以及詳細檢討營運及財務方面之表現。

管理層須就日常營運方面向董事會負責。董事總經理及副董事總經理，聯同其他執行董事及執行管理專責小組，負責(i)管理公司內各項業務；(ii)就董事會決策方面制訂有關政策；(iii)落實執行董事會採納之策略；(iv)就策略及營運上之計劃、重大規劃及業務方案等方面提出建議；及(v)就公司營運方面向董事會負全責。董事定時與公司、附屬公司及聯營公司之管理高層進行會議，共同商討營運情況，以及檢討財務表現。

年內董事會共舉行十二次全體會議，會議次數會因應情況需要而增加。所有董事均全力及積極參與董事會事務。董事於董事會及委員會各會議之出席率如下：

董事	董事會會議	審核委員會會議	薪酬委員會會議
		(出席次數／會議次數)	
集團行政主席			
何鴻燊	7/12	—	—
非執行董事			
鄭裕彤	1/12	—	—
莫何婉穎	11/12	2/2	—
獨立非執行董事			
羅保	11/12	2/2	1/1
關超然	6/12	2/2	1/1
何厚鏘	12/12	2/2	1/1
董事總經理			
何超瓊	11/12	—	1/1
副董事總經理			
何超鳳	12/12	—	1/1
執行董事			
蘇樹輝	4/12	—	—
禤永明	10/12	—	—
謝天賜	8/12	—	—
陳偉能	9/12	—	—
何超蕸	12/12	—	—
岑康權	12/12	—	—

證券交易標準守則

本公司已採納上市規則附錄十所載之標準守則作為其有關董事證券交易之操守守則。根據本公司向各董事之個別查詢，全體董事皆已確認於截至二零零五年十二月三十一日止年度內完全遵守有關標準守則。

董事委員會

董事會已成立了多個董事委員會以協助履行其責任。

薪酬委員會

根據守則，本公司須成立一個以獨立非執行董事為大部份成員之薪酬委員會。本公司已於二零零五年六月十四日成立一個薪酬委員會以完全符合守則規定。薪酬委員會成員包括：羅保爵士、關超然先生、何厚鏘先生(三位獨立非執行董事)、何超瓊女士(董事總經理)及何超鳳女士(副董事總經理)，此委員會之主席由何超瓊女士擔任。委員會會議每年最少舉行一次，次數會按需要而增加。

薪酬委員會主要職責為就各執行董事及管理高層之表現、聘用、薪酬及獎勵方面向董事會提出建議，並在諮詢集團主席及董事總經理後制訂整體薪酬政策，以及批核高層人員之薪酬。董事薪酬，包括基本薪金及表現花紅，乃根據個別董事之職能、知識及對公司事務之參與程度，同時參照公司業績表現、盈利情況、同業薪酬水平及市場環境而釐定。薪酬委員會之職權範圍已獲董事會通過。所有董事均不會參與任何有關其個人薪酬方面之制定。

董事於公司股份之權益及淡倉，及其合約上之利益，均已列於本年報「董事會報告書」內。董事酬金已列於本年報「財務報表附註」內。

執行委員會

為確保董事會能更有效運作，執行委員會在本報告期間內正式成立。委員會負責向董事會提供策略性目標、公司方針、優先決策之建議，及對有關日常營運之事項提供建議及審批。執行委員會五位成員包括：何超瓊女士(董事總經理)、何超鳳女士(副董事總經理)及三位執行董事(禤永明先生、何超蕸女士及岑康權先生)，此委員會之主席由何超瓊女士擔任。在報告期間並無規定會議召開之最少次數，委員會於二零零五年一共舉行七次會議商討若干議題。

審核委員會

審核委員會成員包括三位獨立非執行董事：羅保爵士、關超然先生、何厚鏘先生，以及擔任非執行董事之莫何婉穎女士，關超然先生乃此委員會之主席。年內董事會曾檢討審核委員會內之成員組成，並認為其成員整體上擁有充足和合適之財務經驗以適當地履行其職能和責任。

審核委員會每年最少舉行兩次會議，在本報告期間亦無例外。審核委員會之主要職責包括審閱中期及年結之財務報告，以及評估內部監控系統之成效。除了審查外部與內部核數師之工作，委員會同時負責審批每年審核與非審核服務之費用。於截至二零零五年十二月三十一日止年度內，本公司就外部核數師所提供之非審核服務已支付／應付有關費用共港幣一百六十二萬元，當中包括下列項目：

- 審閱中期賬表：港幣六十四萬元；
- 檢討關連交易：港幣十六萬元；
- 財務報告諮詢服務：港幣三十萬元；
- 稅務諮詢服務：港幣二十八萬元；及
- 其他：港幣二十四萬元。

問責及審核

董事會負責監督公司財務報表之編製，同時亦關注到本身有責任須就公司財務狀況及前景方面作出一份合理及清晰之評估。董事會認為本身已適當地履行其有關職責。

董事於編製截至二零零五年十二月三十一日止年度之賬目時，已選定並貫徹應用適當之會計政策，配合審慎和合理之判斷和評估，在持續經營之基礎下編製賬目。公司並按照上市規則所訂下之適當時間內公佈有關中期及全年業績。

公司核數師在財務報表方面就其報告責任上之有關聲明，已列於本年報「核數師報告」內。

守則要求公司在保障本身資產方面要維持一套完善之內部監控制度。董事會深明此責任之重要性，並透過審核委員會檢討有關制度，包括所有控制重點之成效。

審核委員會在資料掌握方面全無限制，令有關檢討在公司管治程序及監控各重要層面上能作出深入評估，有需要時亦會臨時展開特別檢討或調查。在報告期間內委員會並未發現有任何涉嫌舞弊、違規、內部監控不足或涉嫌違反法規之情況以致委員會相信內部監控系統有所不足。透過以上檢討，董事會認為公司在二零零五年已完全達至守則內有關內部監控條文上之要求。

公司之監控制度在設計上有助：(i)達成業務目標；(ii)防止資產在未經批准情況下被使用或處置；(iii)保持準確之會計紀錄以提供可靠之財務資料；及(iv)遵守有關法例與規則。制度設計上同時為嚴重誤述或損失方面提供合理而非絕對之保障，在營運系統及實踐公司目標之失誤問題上，能有效管理而非消除當中有關風險。

董事會為提供有效內部監控而採取之主要步驟包括：(i)一個劃清責任與權力界限及經清楚界定之管治架構；(ii)有效監控財務匯報程序以確保會計及管理資訊得以完整、準確並及時紀錄；及(iii)基於風險考慮而部署之內部審核程序以針對公司內被視為存在最大風險之業務運作。

企業通訊

守則要求公司保持與股東之間互相溝通。董事會須整體負責令充分溝通得以落實。中期報告與年報之發佈乃公司與股東之間最基本之溝通渠道。本公司之股票註冊辦事處就一切股票登記事宜為股東提供服務。本公司之股東週年常會進一步為投資者提供機會與董事會交換意見。

為了提升公眾對公司的策略上、在營運及管理方面之了解，公司致力與投資界維持公開的溝通。二零零五年，本公司成立投資者關係部， 透過定期與機構股東和分析員的會面來促進與投資者的良好關係和溝通。其中，在二零零五年，公司曾參與由不同投資銀行舉辦的定期私人面談、一連串路演及投資者研討會。

每一項獨立議題，包括選舉個別董事，均於常會中以獨立決議案方式提出。投票表決之程序細則，以及有關股東要求投票表決之權利，已在連同年報一併寄予各股東之通函內列出。通函內容同時包括建議決議案之有關詳情，包括每位選舉候選人之個人履歷與及其獨立性。

展望

本公司將繼續經常檢討本身之企業管治準則，董事會亦將致力採取必需及適當的行動，以確保公司符合守則條文所要求之常規及標準。

致信德集團有限公司列位股東

(於香港註冊成立之有限公司)

本核數師(以下簡稱「我們」)已完成審核刊於第五十四頁至第一百三十頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

公司條例規定董事須編製真實與公平的財務報表,在編製該等財務報表時,董事必須貫徹採用合適的會計政策。

我們的責任是根據我們審核工作的結果,對該等財務報表作出獨立意見,並按照公司條例第141條僅向整體股東報告,除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見的基礎

我們是按照香港會計師公會頒佈的香港核數準則實行審核工作。審核範圍包括以抽查方式查核對財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合　貴公司及集團的具體情況,及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時,均以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充份的憑證,就該等財務報表是否存在重要錯誤陳述,作合理的確定。在作出意見時,我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為,上述的財務報表均足以真實與公平地反映　貴公司及集團於二零零五年十二月三十一日的財政狀況及　貴集團截至該日止年度的溢利和現金流量,並已按照公司條例適當編製。

H. Watt Co. Ltd.

屈洪疇會計師事務所有限公司
香港執業會計師
香港中環皇后大道中十八號
新世界大廈一九零三室

崔志雄會計師
執業證書號碼P599
二零零六年四月二十四日

綜合損益表

截至十二月三十一日止年度

	附註	2005 (港幣千元)	(重新列賬) 2004 (港幣千元)
營業額	四	**2,489,018**	3,749,130
其他收益	四	**152,211**	100,604
其他收入	五	**18,667**	105,342
		2,659,896	3,955,076
出售或消耗存貨成本		**(740,272)**	(1,692,944)
員工開支		**(544,013)**	(555,857)
折舊及攤銷		**(132,634)**	(163,022)
其他成本		**(769,643)**	(667,440)
投資物業公平價值之變動		**134,483**	—
經營溢利	六	**607,817**	875,813
融資成本	八	**(33,725)**	(12,850)
投資虧損	九	**—**	(48,543)
所佔聯營公司業績		**71,605**	65,382
所佔共同控制企業業績		**(1,438)**	(2,409)
除税前溢利		**644,259**	877,393
税項	十	**(63,266)**	(79,489)
除税後溢利		**580,993**	797,904
應佔：			
本公司股東		**364,390**	480,303
少數股東權益		**216,603**	317,601
		580,993	797,904
股息	十一	**146,142**	231,323
每股盈利(港仙)	十二		
一基本		**17.5**	23.7
一攤薄後		**16.8**	22.7

第六十三頁至第一百三十頁的財務報表附註為此財務報表的一部份。核數師報告載於第五十三頁。

綜合資產負債表

於十二月三十一日

	附註	2005 (港幣千元)	(重新列賬) 2004 (港幣千元)
非流動資產			
物業、機器及設備	十三	**936,855**	924,367
投資物業	十四	**2,912,255**	2,756,359
租賃土地	十五	**601,782**	615,347
聯營公司	十七	**196,955**	67,028
共同控制企業	十八	**14,553**	14,191
商譽	十九	**2,275**	—
投資	二十	**—**	914,584
可出售投資	二十一	**1,057,684**	—
應收按揭貸款	二十二	**283,099**	973,563
遞延税項資產	十	**11,285**	2,725
其他非流動資產	二十三	**370,951**	326,802
		6,387,694	6,594,966
流動資產			
發展中物業	二十四	**1,026,554**	909,521
存貨	二十五	**235,674**	451,201
貿易及其他應收賬款	二十六	**303,049**	236,955
投資	二十	**—**	77,657
可出售投資	二十一	**29,038**	—
衍生財務工具	二十七	**5,363**	—
可收回税項		**4,169**	685
現金及銀行結餘	二十八	**3,864,250**	3,872,661
		5,468,097	5,548,680
流動負債			
銀行借貸	二十九	**166,995**	784,329
貿易及其他應付賬款	三十	**519,243**	535,661
僱員福利準備	三十一	**28,222**	27,940
應付税項		**65,211**	73,492
		779,671	1,421,422
流動資產淨值		**4,688,426**	4,127,258
資產總值減流動負債		**11,076,120**	10,722,224

於十二月三十一日

	附註	2005 (港幣千元)	(重新列賬) 2004 (港幣千元)
非流動負債			
銀行借貸	二十九	**849,724**	495,423
遞延税項負債	十	**158,412**	125,496
少數股東貸款	三十二	**1,104,858**	1,576,084
		2,112,994	2,197,003
資產淨值		**8,963,126**	8,525,221
權益			
股本	三十三	**520,505**	520,007
儲備	三十五	**6,530,298**	6,220,145
擬派股息		**93,691**	135,202
本公司股東應佔權益		**7,144,494**	6,875,354
少數股東權益		**1,818,632**	1,649,867
權益總值		**8,963,126**	8,525,221

何鴻燊
董事

鄭裕彤
董事

第六十三頁至第一百三十頁的財務報表附註為此財務報表的一部份。核數師報告載於第五十三頁。

資產負債表

於十二月三十一日

	附註	2005 (港幣千元)	(重新列賬) 2004 (港幣千元)
非流動資產			
物業、機器及設備	十三	**1,047**	944
附屬公司	十六	**20,100**	20,100
聯營公司	十七	**250**	678
共同控制企業	十八	**7,803**	7,803
投資	二十	**—**	234,848
可出售投資	二十一	**234,723**	—
其他非流動資產	二十三	**3,562,720**	3,372,847
		3,826,643	3,637,220
流動資產			
應收賬款、按金及預付款	二十六	**60,966**	7,940
現金及銀行結餘	二十八	**2,596,287**	2,787,692
		2,657,253	2,795,632
流動負債			
應付賬款、按金及應計費用	三十	**1,055,966**	963,256
僱員福利準備	三十一	**7,642**	7,187
		1,063,608	970,443
流動資產淨值		**1,593,645**	1,825,189
資產淨值		**5,420,288**	5,462,409
權益			
股本	三十三	**520,505**	520,007
儲備	三十五	**4,806,092**	4,807,200
擬派股息		**93,691**	135,202
權益總值		**5,420,288**	5,462,409

何鴻燊
董事

鄭裕彤
董事

第六十三頁至第一百三十頁的財務報表附註為此財務報表的一部份。核數師報告載於第五十三頁。

截至二零零五年十二月三十一日止年度

	本公司股東應佔權益													
	股本 (港幣千元)	股份溢價賬 (港幣千元)	資本贖回儲備賬 (港幣千元)	資本儲備賬 (港幣千元)	法定儲備賬 (港幣千元)	投資物業重估價值儲備賬 (港幣千元)	投資重估價值儲備賬 (港幣千元)	對沖儲備賬 (港幣千元)	匯兌儲備賬 (港幣千元)	損益賬 (港幣千元)	擬派股息 (港幣千元)	總值 (港幣千元)	少數股東權益 (港幣千元)	權益總值 (港幣千元)
二零零四年十二月三十一日														
－原列賬	520,007	4,081,491	5,019	44,143	—	194,602	—	—	1,369	2,283,957	135,202	7,265,790	—	7,265,790
－採納新訂香港財務報告準則之影響	—	—	—	(71,725)	—	(11,181)	—	—	(17)	(307,513)	—	(390,436)	1,649,867	1,259,431
－重新列賬	520,007	4,081,491	5,019	(27,582)	—	183,421	—	—	1,352	1,976,444	135,202	6,875,354	1,649,867	8,525,221
採納新訂香港財務報告準則之影響	—	—	—	27,582	21	(183,421)	—	(1,608)	—	230,762	—	73,336	(2,166)	71,170
二零零五年一月一日，重新列賬	520,007	4,081,491	5,019	—	21	—	—	(1,608)	1,352	2,207,206	135,202	6,948,690	1,647,701	8,596,391
公平價值之變動	—	—	—	—	—	—	14,648	17,679	—	—	—	32,327	23,820	56,147
停止確認可出售投資之減額	—	—	—	—	—	—	(96)	—	—	—	—	(96)	—	(96)
停止確認衍生財務工具之減額	—	—	—	—	—	—	—	(13,445)	—	—	—	(13,445)	(18,116)	(31,561)
本年度扣除的遞延稅項	—	—	—	—	—	—	—	(741)	—	—	—	(741)	(998)	(1,739)
折算兌換差額	—	—	—	—	—	—	—	—	4,037	—	—	4,037	2,691	6,728
所佔聯營公司之儲備	—	—	—	—	7,273	—	—	—	—	(6,358)	—	915	—	915
權益中直接確認之收入及支出	—	—	—	—	7,273	—	14,552	3,493	4,037	(6,358)	—	22,997	7,397	30,394
本年度溢利	—	—	—	—	—	—	—	—	—	364,390	—	364,390	216,603	580,993
本年度確認之收入及支出總額	—	—	—	—	7,273	—	14,552	3,493	4,037	358,032	—	387,387	224,000	611,387
行使購股權	1,250	14,500	—	—	—	—	—	—	—	—	—	15,750	—	15,750
發行股份之費用	—	(26)	—	—	—	—	—	—	—	—	—	(26)	—	(26)
回購股份	(752)	—	752	—	—	—	—	—	—	(19,578)	—	(19,578)	—	(19,578)
回購股份之費用	—	—	—	—	—	—	—	—	—	(76)	—	(76)	—	(76)
轉移	—	—	—	—	254	—	—	—	—	(254)	—	—	—	—
視作出售附屬公司部份權益	—	—	—	—	—	—	—	—	—	—	—	—	1	1
少數股東之股息	—	—	—	—	—	—	—	—	—	—	—	—	(53,070)	(53,070)
因行使購股權而發行之股份之 二零零四年末期股息	—	—	—	—	—	—	—	—	—	(325)	325	—	—	—
二零零四年末期股息	—	—	—	—	—	—	—	—	—	—	(135,527)	(135,527)	—	(135,527)
二零零五年中期股息	—	—	—	—	—	—	—	—	—	(52,126)	—	(52,126)	—	(52,126)
二零零五年末期股息	—	—	—	—	—	—	—	—	—	(93,691)	93,691	—	—	—
	498	14,474	752	—	7,527	—	14,552	3,493	4,037	191,982	(41,511)	195,804	170,931	366,735
二零零五年十二月三十一日	520,505	4,095,965	5,771	—	7,548	—	14,552	1,885	5,389	2,399,188	93,691	7,144,494	1,818,632	8,963,126

截至二零零四年十二月三十一日止年度(重新列賬)

	本公司股東應佔權益												少數股東權益(港幣千元)	權益總值(港幣千元)
	股本(港幣千元)	股份溢價賬(港幣千元)	資本贖回儲備賬(港幣千元)	資本儲備賬(港幣千元)	法定儲備賬(港幣千元)	投資物業重估價值儲備賬(港幣千元)	投資重估價值儲備賬(港幣千元)	對沖儲備賬(港幣千元)	滙兑儲備賬(港幣千元)	損益賬(港幣千元)	擬派股息(港幣千元)	總值(港幣千元)		
二零零四年一月一日														
一原列賬	485,608	3,795,658	5,019	47,823	—	13,150	—	—	975	2,012,083	67,985	6,428,301	—	6,428,301
一採納新訂香港財務報告準則之影響	—	—	—	(71,725)	—	900	—	—	—	(284,619)	—	(355,444)	1,341,439	985,995
一重新列賬	485,608	3,795,658	5,019	(23,902)	—	14,050	—	—	975	1,727,464	67,985	6,072,857	1,341,439	7,414,296
重估價值盈餘	—	—	—	—	—	188,482	—	—	—	—	—	188,482	49,151	237,633
註銷附屬公司之減額	—	—	—	(3,680)	—	—	—	—	—	—	—	(3,680)	—	(3,680)
出售投資物業之減額	—	—	—	—	—	(257)	—	—	—	—	—	(257)	(171)	(428)
本年度扣除的遞延税項	—	—	—	—	—	(18,854)	—	—	—	—	—	(18,854)	(9,346)	(28,200)
折算兑換差額	—	—	—	—	—	—	—	—	377	—	—	377	253	630
權益中直接確認之收入及支出	—	—	—	(3,680)	—	169,371	—	—	377	—	—	166,068	39,887	205,955
本年度溢利	—	—	—	—	—	—	—	—	—	480,303	—	480,303	317,601	797,904
本年度確認之收入及支出總額	—	—	—	(3,680)	—	169,371	—	—	377	480,303	—	646,371	357,488	1,003,859
轉換有擔保可換股債券	31,848	264,972	—	—	—	—	—	—	—	—	—	296,820	—	296,820
行使購股權	2,551	21,065	—	—	—	—	—	—	—	—	—	23,616	—	23,616
發行股份之費用	—	(204)	—	—	—	—	—	—	—	—	—	(204)	—	(204)
註銷附屬公司時向少數股東支付的代價	—	—	—	—	—	—	—	—	—	—	—	—	(79)	(79)
少數股東之股息	—	—	—	—	—	—	—	—	—	—	—	—	(48,981)	(48,981)
因轉換有擔保可換股債券及行使購股權而發行之股份之二零零三年末期股息	—	—	—	—	—	—	—	—	—	(2,567)	2,567	—	—	—
二零零三年末期股息	—	—	—	—	—	—	—	—	—	—	(70,552)	(70,552)	—	(70,552)
二零零四年中期股息	—	—	—	—	—	—	—	—	—	(93,554)	—	(93,554)	—	(93,554)
二零零四年末期股息	—	—	—	—	—	—	—	—	—	(135,202)	135,202	—	—	—
	34,399	285,833	—	(3,680)	—	169,371	—	—	377	248,980	67,217	802,497	308,428	1,110,925
二零零四年十二月三十一日	520,007	4,081,491	5,019	(27,582)	—	183,421	—	—	1,352	1,976,444	135,202	6,875,354	1,649,867	8,525,221

綜合現金流量表

截至十二月三十一日止年度

	2005 (港幣千元)	(重新列賬) 2004 (港幣千元)
經營業務		
除稅前溢利	**644,259**	877,393
調整：		
折舊及攤銷	**132,634**	163,022
融資成本	**33,725**	12,850
利息收入	**(117,004)**	(26,952)
來自投資股息收入	**(96,067)**	(120,759)
投資虧損	**—**	48,543
所佔聯營公司業績	**(71,605)**	(65,382)
所佔共同控制企業業績	**1,438**	2,409
出售物業、機器及設備之虧損	**1,472**	5,135
出售投資物業之溢利	**—**	(565)
註銷附屬公司權益之溢利	**—**	(3,680)
出售聯營公司權益之溢利	**(242)**	—
投資之盈利	**(1,401)**	(2,097)
投資物業公平價值之變動	**(134,483)**	—
撥回有擔保可換股債券之利息及贖回溢價	**—**	(88,220)
營運資本變動前之經營溢利	**392,726**	801,697
發展中物業及物業存貨之減少，撥作資產成本化之淨融資成本除外	**110,710**	1,409,598
其他存貨之(增加)／減少	**(11,369)**	3,870
貿易及其他應收賬款、按金及預付款之(增加)／減少	**(59,101)**	786,824
貿易及其他應付賬款、按金及應計費用之減少	**(33,039)**	(222,361)
僱員福利準備之增加	**282**	3,419
經營業務所產生之現金	**400,209**	2,783,047
已付稅款總額	**(52,154)**	(22,217)
經營業務所得之現金淨額	**348,055**	2,760,830

	附註	2005 (港幣千元)	(重新列賬) 2004 (港幣千元)
投資業務			
購買物業、機器及設備		**(133,010)**	(27,966)
購買投資物業		**(13,761)**	(1,967)
借予聯營公司之款項		**(35,000)**	(5,125)
聯營公司償還之款項		**8,067**	1,500
注入共同控制企業之資本		**(1,800)**	(2,831)
共同控制企業退還之資本		**—**	3,900
借予共同控制企業之款項		**(2,610)**	(452)
共同控制企業償還之款項		**—**	4,000
收購投資及其他財務工具		**(218,567)**	(81,588)
投資公司之借款		**60,543**	99,980
新貸出按揭貸款		**—**	(23,328)
償還之按揭貸款		**697,579**	664,442
收購聯營公司權益		**(2,800)**	—
收購附屬公司權益	三十六(a)	**(2,200)**	—
註銷附屬公司權益所得款項			
（扣除註銷之現金及等同現金淨額）	三十六(b)	**—**	(79)
視作出售附屬公司部份權益所得款項		**1**	—
出售聯營公司所得款項		**560**	—
出售投資及其他財務工具所得款項		**52,500**	9,781
出售物業、機器及設備所得款項		**55**	49
出售投資物業所得款項		**—**	5,055
超過三個月之銀行存款之減少		**750**	35,250
已收利息		**129,563**	63,477
已收投資之股息		**35,524**	5,216
已收聯營公司之股息		**21,977**	29,273
投資業務所得之現金淨額		**597,371**	778,587

截至十二月三十一日止年度

	附註	2005 (港幣千元)	(重新列賬) 2004 (港幣千元)
融資活動			
新借入款項		**527,856**	100,000
償還貸款		**(1,114,674)**	(1,082,240)
發行股份所得款項		**15,750**	23,616
已付發行股份之費用		**(26)**	(204)
回購股份		**(19,578)**	—
已付回購股份之費用		**(76)**	—
已付利息		**(176,902)**	(16,045)
已派股東股息		**(187,571)**	(163,958)
已派少數股東股息		**(42,630)**	(48,980)
融資活動使用之現金淨額		**(997,851)**	(1,187,811)
現金及等同現金之(減少)/增加淨額		**(52,425)**	2,351,606
外幣滙率變動之影響		**455**	23
一月一日之現金及等同現金		**3,929,801**	1,578,172
十二月三十一日之現金及等同現金	三十六(c)	**3,877,831**	3,929,801

第六十三頁至第一百三十頁的財務報表附註為此財務報表的一部份。核數師報告載於第五十三頁。

附註一　合規聲明

此財務報表已根據香港會計師公會頒佈之香港財務報告準則(HKFRS，此統稱亦包括所有香港會計準則(HKAS)及詮釋)、香港公認之會計原則、公司條例及香港聯合交易所有限公司證券上市規則之適用披露規定編製而成。

附註二　主要會計政策

a) 編製基準

此財務報表以歷史成本會計法編製，並按重估投資物業、若干可供出售投資及衍生財務工具之公平價值作出修訂。

香港會計師公會頒佈多項新訂香港財務報告準則，由二零零五年一月一日或以後開始之會計期間生效。本集團已採納二零零五年一月一日或以前頒佈，並與本集團業務及本財務報表有關的香港財務報告準則，如下所列：

HKAS 1	財務報表之呈報
HKAS 2	存貨
HKAS 7	現金流量表
HKAS 8	會計政策、會計估計變更及錯誤
HKAS 10	結算日後事項
HKAS 12	所得稅
HKAS 14	分部報告
HKAS 16	物業、機器及設備
HKAS 17	租賃
HKAS 18	收益
HKAS 19	僱員福利
HKAS 21	外幣滙率變動之影響
HKAS 23	借款成本
HKAS 24	關連人士之披露
HKAS 27	綜合及獨立財務報表
HKAS 28	於聯營公司的投資
HKAS 31	於合營公司的權益
HKAS 32	財務工具：披露及呈報
HKAS 33	每股盈利
HKAS 36	資產減值
HKAS 37	準備、或然負債及或然資產
HKAS 39	財務工具：確認及計量
HKAS 40	投資物業
HKFRS 2	以股份為基礎之付款
HKFRS 3	企業合併
HK(SIC)-Int 21	所得稅－無折舊資產的重估價值收回
HK-Int 2	適用於酒店物業的會計政策
HK-Int 3	收益 — 發展中物業完工前的預售合約
HK-Int 4	租賃 — 釐定香港土地租賃之租賃期

採納上述香港財務報告準則之影響概列於財務報表附註第三項。

附註二　主要會計政策(續)

b) 綜合基準

綜合財務報表包括本公司及其所有附屬公司截至每年十二月三十一日止經審核之財務報表。附屬公司之業績由收購日(即本集團取得控制權之日期)起，直至有關控制權無效日期綜合計算。集團間之重大交易及結餘均於綜合過程中對銷。

少數股東權益指外界股東於本公司附屬公司業績及資產淨值所佔之權益。

c) 商譽

(i) 截至二零零五年十二月三十一日止年度

收購附屬公司、聯營公司及共同控制企業產生的商譽先按成本計量，即收購成本超過本集團收購之可分辨資產、負債及或然負債之公平價值淨額之數額。收購附屬公司所產生之商譽於綜合資產負債表內確認為資產，至於聯營公司及共同控制企業，商譽計入其賬面值內，而非在綜合資產負債表列為分開辨別的資產。

於初次確認後，商譽按成本減任何累積減值虧損計量。商譽會於每年作減值評估，或當某些事情或情況轉變而顯示其賬面值可能減值則會較頻密作減值評估。商譽會被分配至產生現金單位以作減值評估。

於收購附屬公司、聯營公司及共同控制企業時，如本集團在收購日確認於被收購公司的可分辨資產、負債及或然負債之公平價值淨額的權益超過收購成本，本集團須重新評估該公司的可分辨資產、負債及或然負債之辨別及計量和收購成本的計量，並且於重新評估後即時在綜合損益賬確認超出餘額。

出售產生現金單位、聯營公司及共同控制企業時，任何相關之收購商譽於計算出售之溢利或虧損時包括在內。

(ii) 截至二零零四年十二月三十一日止年度

綜合過程中產生之商譽或負商譽代表收購附屬公司、聯營公司及共同控制企業之成本超過或少於收購日本集團應佔所收購可分辨資產及負債之公平價值之數額。

商譽會資本化，然後以直線法按其不超過二十年之預計可使用期攤銷。收購附屬公司所產生之商譽於綜合資產負債表內確認為資產，至於聯營公司及共同控制企業，商譽計入其賬面值內，而非在綜合資產負債表列為分開辨別的資產。無論前者或後兩者之商譽，同樣按成本減任何累積攤銷和任何累積減值虧損列賬。

附註二　主要會計政策(續)

c) 商譽(續)

(ii) 截至二零零四年十二月三十一日止年度(續)

在收購計劃內所涉及未曾確認的可預期的未來虧損及支出，而已能可靠地計算的負商譽，將於此等未來虧損及支出確認時，於損益賬內確認。餘下的任何負商譽，如不超逾收購時非貨幣資產的公平價值，則按照該等需折舊或攤銷之非貨幣資產的可用期以加權平均數於損益賬內折舊或攤銷。惟負商譽超逾收購的非貨幣資產的公平價值之部分須立即確認於損益賬內。任何在綜合損益表內未確認的有關附屬公司之負商譽乃呈列為商譽，並從資產中扣除。至於聯營公司和共同控制企業，此等負商譽則包括在其權益之賬面值內。

出售附屬公司、聯營公司及共同控制企業時，以往未在損益賬內攤銷的已購入商譽部分或以往作為儲備變動處理之商譽將包括於出售該等權益之損益內計算。

d) 附屬公司

本公司計算年內來自附屬公司已收及應收之股息作為附屬公司之業績。本公司之資產負債表內，於附屬公司之權益按成本減任何累積減值虧損列賬。

e) 聯營公司

聯營公司乃採用權益會計法計入綜合財務報表。聯營公司初時按成本列賬，其後按收購後本集團所佔該聯營公司資產淨值之變動減任何累積減值虧損作出調整。本集團所佔聯營公司之收購後業績及儲備分別確認在綜合損益賬及綜合儲備內。

本集團與其聯營公司進行交易時，除有顯示未變現虧損導致所轉讓資產減值外，未變現溢利和虧損均予以對銷，惟數額以本集團於有關聯營公司之權益為限。

本公司計算年內來自聯營公司已收及應收之股息作為聯營公司之業績。本公司之資產負債表內，於聯營公司之權益按成本減任何累積減值虧損列賬。

附註二　主要會計政策(續)

f) 合營投資

合營投資為一合約安排，據此本集團與其他合營者從事經濟活動，該項活動由各合營者共同控制，即在策略性財務及營運決策上，各方須取得一致同意。

(i) 共同控制企業

共同控制企業乃指成立獨立的企業，而本集團與其他合營者均持有其權益，並根據合約安排對其作出共同控制。

共同控制企業乃採用權益會計法計入綜合財務報表。共同控制企業初時按成本列賬，其後按收購後本集團所佔該共同控制企業資產淨值之變動作減任何累積資產減值虧損作出調整。本集團應佔共同控制企業之收購後業績及儲備，已分別包括在綜合損益賬及綜合儲備內。

本集團與其共同控制企業進行交易時，除有顯示未變現虧損導致所轉讓資產減值外，未變現溢利和虧損均予以對銷，惟數額以本集團於有關共同控制企業之權益為限。

本公司計算年內來自共同控制企業已收及應收之股息作為共同控制企業之業績。本公司之資產負債表內，於共同控制企業之權益按成本減任何累積減值虧損列賬。

(ii) 共同控制資產

共同控制資產為本集團與其他合營者按合約安排共同控制的合營投資之資產，本集團並可藉共同控制而控制其所佔此等資產賺取之未來經濟利益。

本集團所佔共同控制資產及與其他合營者共同產生之負債按其性質分類並在資產負債表內確認。本集團於共同控制資產之權益所直接產生之負債及開支按應計項目基礎入賬。來自出售或運用由本集團所佔共同控制資產產品的收入，及所佔合營投資產生的任何費用，而當該些交易附有的經濟利益可能流入或流出本集團時，均在損益賬內確認。

g) 收益確認

主要類別的收益按下列準則在財務報表內確認：

出售已落成物業所得收益於完成售樓合約時確認。客輪運作收益於每次客輪啟航時確認。出售燃料收益於交付顧客時確認。旅行社收益、維修服務及管理費收益於提供服務時確認。租金收入根據租賃期按直線法基礎確認。股息收入於收息權確立時確認。利息收入根據未償還本金及實際適用利率按時間比例確認。出售投資所得收益於交易日期確認。

附註二　主要會計政策(續)

h) 物業、機器及設備

物業、機器及設備按成本減累積折舊及任何累積減值虧損列賬。資產的成本包括其買價及將資產達至運作狀況及地點以作擬定用途之任何直接應佔成本。資產投入運作後產生的開支如維修及保養一般在產生期間於損益賬中扣除。若有情況能清楚顯示開支已引致預期日後因使用該資產而獲取之經濟利益增加，則該開支會資本化為該資產之額外成本。

停止確認物業、機器及設備所產生之溢利或虧損按出售有關資產所得款項淨額及其賬面值之差額計算，並於損益賬內確認。

折舊準備乃按資產之預計可使用期及其估計剩餘價值，以直線法及下列年率撇銷其成本：

租賃樓宇	1.7%－2%或按剩餘的租賃期(如較短)
船隻及躉船	5%－6.7%
其他資產	5%－33.3%

於每個結算日，會對資產的可使用期和剩餘價值進行檢討，並在適當情況下調整。

i) 投資物業

(i) 截至二零零五年十二月三十一日止年度

投資物業指持作賺取租金或資本增值(或兩者兼備)的物業。該等物業不提折舊，初時按包括交易成本在內之成本列賬，其後按於每個結算日進行之專業估值釐定反映市況的公平價值列賬。公平價值之任何變動於損益賬內確認。營運租賃下持作上述用途的物業權益分類為投資物業及按此入賬。

投資物業於出售時或永久停用時，若預期未來不再帶來經濟利益，則停止確認該投資物業。停止確認投資物業所產生之溢利或虧損按出售有關資產之所得款項淨額與其賬面值之差額計算，並於損益賬內確認。

(ii) 截至二零零四年十二月三十一日止年度

投資物業乃發展完成之房地產物業，擬作長期出租用途。投資物業於結算日根據每年專業估值釐定之公開市場價值列賬。重估價值產生之盈餘計入投資物業重估價值儲備賬；而重估價值產生之虧損首先撇銷以往之整體重估價值盈餘，餘額按組合基礎計入損益賬內。若以往曾將虧損撥入損益賬而其後出現重估盈餘，則應將此等盈餘其中相等於該項曾從損益賬扣除的虧損之數額撥回損益賬。於出售投資物業時，以往計入重估價值儲備賬之有關重估價值盈餘則撥回並列報於損益賬內。

附註二　主要會計政策(續)

j) 租賃土地

租賃土地指於購入由承租人佔用之物業的長期權益時須先支付的款項。租賃土地按成本列賬，並按租賃期以直線法於損益賬內攤銷。有關投資物業、發展中物業及物業存貨之租賃土地不提攤銷，並包括在該等物業之成本的一部份。

k) 發展中物業

發展中物業如作長期用途則列為物業、機器及設備，並按成本減任何累積減值虧損列賬。發展中物業如作銷售用途則列為流動資產，並按成本減任何累積減值虧損列賬。成本包括土地及發展成本、發展期間產生之建築費用及應佔撥作資產成本化之融資成本。發展中物業不提攤銷或折舊準備。

l) 存貨

存貨按成本及可變現淨值之較低者列賬。未出售物業之成本計算乃按此等未出售物業佔總建築成本的比例分攤，其中包括土地及發展成本、已產生建築費用及撥作資產成本化之融資成本。可變現淨值乃參考物業於結算日後在正常業務運作過程中出售所得款項減去估計銷售費用而釐定，或由管理層按當時市況而估計。至於其他存貨，成本包括向供應商購貨之成本，不同存貨會以先入先出法或加權平均法釐定。可變現淨值乃在正常業務過程中的估計售價減去估計達至出售所需費用。

m) 投資

(i) 截至二零零五年十二月三十一日止年度

除了於附屬公司、聯營公司及共同控制企業之投資外，於流動基金及證券之投資，如持作買賣用途則分類為按公平價值列在損益賬之投資，否則分類為可出售投資。

購買及出售投資皆以交易日期法確認及停止確認。若從投資收取現金流量的合約權利到期，或此權利已經轉移同時本集團已將投資之擁有權的風險及回報實質上轉移，則有關投資將被停止確認。

按公平價值列在損益賬之投資先按公平價值入賬，其後按公平價值列賬，而相關交易費用則確認為支出。因公平價值變動(包括兑換差額)而產生的未變現盈虧於損益賬內確認。出售投資時，出售所得款項淨額與賬面值之差額於計算出售之溢利或虧損時包括在內。

可出售投資先按公平價值加交易費用確認，其後按公平價值列賬。惟於股本證券的投資，若沒有活躍市場的市場報價而且公平價值不能可靠計算，則按成本減任何累積減值虧損列賬。因公平價值變動而產生的未變現盈虧於投資重估儲備內確認，但減值虧損及貨幣證券的兑換差異則於損益賬內確認。出售投資時，出售所得款項淨額與賬面值之差額及投資重估儲備中任何累計公平價值變動於計算出售之溢利或虧損時包括在內。

附註二　主要會計政策(續)

m) 投資(續)

(i) 截至二零零五年十二月三十一日止年度(續)

可出售投資會在每個結算日檢討，以確定有否客觀減值證據。若任何此等證據存在，則按以下方式釐定及確認任何減值虧損：

就按成本列賬的可出售投資而言，減值虧損乃按投資之賬面值與估計未來現金流量(若折現影響重大，則按類似財務資產現時的市場回報率折現)兩者之差額計量。按成本列賬的可出售投資之減值虧損不會被撥回。

就按公平價值列賬的可出售投資而言，已直接確認於權益內的累計虧損會從權益中移除並確認於損益賬內。於損益賬內確認累計虧損的金額為收購成本和現時公平價值的差額，減去該資產於損益賬內任何以往確認的減值虧損。

按公平價值列賬的可出售股本證券已確認之減值虧損不會在損益賬撥回。此等資產往後任何公平價值的增加直接於權益內確認。

就按公平價值列賬的可出售債務證券而言，假若往後公平價值的增加可以客觀地聯繫到確認減值虧損後才發生的事情，其減值虧損便可被撥回。減值虧損在此情況下撥回會確認於損益賬內。

(ii) 截至二零零四年十二月三十一日止年度

於證券之投資分類為投資證券及其他投資。

投資證券為預算持續持有之證券，並於購入或更改用途時列明作長期持有，而此用途可清楚確定。

投資證券由其產生之合約日起確認為資產，並按成本減非短暫性減值虧損準備列入資產負債表內。此等準備按每項投資個別釐定，並即時確認為開支，但當引致撇減或撇銷的情況及事件不再存在，並有有力證據顯示新的情況及事件將會在可預見將來持續，則會將準備撥回損益賬內。撥回的金額不得高於撇減額或撇銷額。

流動基金為於現金及等同現金之投資。流動基金及其他投資皆按公平價值於資產負債表內列賬，公平價值之變動則於損益賬內入賬。

出售投資之溢利或虧損乃出售所得款項與其賬面值的差額，並於其產生之期內入賬。

附註二 主要會計政策(續)

n) 貿易及其他應收賬項

貿易及其他應收賬項初時以公平價值確認，其後按實際利率法計算之攤銷成本減任何累積減值虧損計量，若折現沒有重大影響，則按成本減任何累積減值虧損列賬。當有客觀證據顯示本集團將不能按應收賬項之原有條款收回所有到期款額時，貿易及其他應收賬項會作減值準備(附註第二(z)項)。

o) 衍生財務工具

衍生工具初時按衍生工具合約訂立日期之公平價值確認，其後按其公平價值計量。不符合對沖會計之衍生工具公平價值之變動即時於損益賬內確認。

現金流量對沖乃當衍生工具被劃定對沖已確認資產或負債，或很有可能發生之預期交易。被劃定及符合作為現金流量對沖之衍生工具公平價值變動之有效部份於權益內確認。有關無效部份之盈虧即時在損益賬內確認。

權益內累計之盈虧於對沖項目影響溢利或虧損之期內轉回損益賬。然而，若被對沖之預期交易導致確認非財務資產或負債，則權益內累計之盈虧會轉出並包括在該資產或負債成本之初時計量中。

若對沖工具到期或售出，或對沖不再符合對沖會計的條件，當時權益內任何累計盈虧仍保留於權益內，並於預期交易最終於損益賬內確認時確認。若預期交易預期不再發生，此等累計盈虧則會即時轉入損益賬。

當嵌入衍生工具的經濟特質及風險與主體合約的並無密切關係，同時合併合約並非按公平價值列在損益賬計量時，嵌入非衍生主體合約之衍生工具須與有關主體合約分開，並視為持作買賣用途。在所有其他情況下，嵌入衍生工具不會分開處理，而會根據適用準則與主體合約一併入賬。當本集團須分開處理但無法計量嵌入衍生工具，則整個合併合約當作按公平價值列在損益賬計量的財務資產處理。

p) 現金及等同現金

現金及等同現金包括現金、銀行及其他財務機構之活期存款及短期流動性高之投資，而該等投資可隨時兑換為可知數額之現金且無重大變值風險，並為於購入時三個月內到期之項目。須於獲通知時償還，並構成本集團現金管理之完整部份的銀行透支，亦包括在現金流量表內之現金及等同現金項目。

q) 銀行借貸

所有銀行借貸初時按成本確認，即已收取代價的公平價值減去借貸相關之交易成本。初時確認後，銀行借貸其後按實際利率法計算之攤銷成本計量。計算攤銷成本時會將任何交易成本及結算時的任何折扣或溢價。盈虧在停止確認負債時及透過攤銷過程中於損益賬內確認。

附註二　主要會計政策(續)

r) 貿易及其他應付賬款

貿易及其他應付賬款初時以公平價值確認，其後按實際利率法計算之攤銷成本計量，若折現沒有重大影響，則按成本列賬。

s) 税項

所得税支出代表本期應付税項及遞延税項之總和。

本期應付税項乃按年內應課税溢利計算。應課税溢利與損益表列報之淨溢利不同，是因為不包括於其他年度之應課税或可扣除之收入或支出項目，也不包括從來無須課税或不可扣除之項目。本集團之本期税項負債乃按於結算日已生效或基本上已生效的税率計算。

遞延税項是預期應付或可收回税項，此等税項源於財務報表內資產及負債的賬面值與計算應課税溢利時對應的税基值之間的差異，採用資產負債表負債法入賬。通常，所有應課税的暫時差異均作遞延税項負債確認，而遞延税項資產則限於應課税溢利很可能予以抵銷之可扣除暫時差異才予以確認。如果暫時差異來自商譽或一項不影響應課税溢利或會計溢利的交易(企業合併除外)中其他資產和負債的初次確認，則相關之遞延税項資產和負債將不被確認。

於附屬公司及聯營公司之投資及於共同控制企業之權益所帶來的應課税暫時差異，均作遞延税項負債確認，除非本集團能控制該暫時差異之轉回而該暫時差異很可能在可見將來不會轉回。

遞延税項資產的賬面值於結算日檢討，當不再可能有足夠應課税溢利令所有或部份遞延税項資產可以收回，該資產將會按不可以收回的部份減值。

遞延税項乃按預期適用於結算負債或變現資產期間的税率計算。遞延税項會扣除或計入損益表內，除非遞延税項與直接扣除或計入權益的項目有關，則遞延税項也會於權益內入賬。

遞延税項資產和負債可以抵銷，乃當能合法行使權利把本期税項資產抵銷本期税項負債，同時遞延税項與同一税務當局有關，而且本集團預算按淨基礎結算本期税項資產及負債。

t) 營運租賃

租賃下資產擁有權之所有報酬及風險實質上仍歸租賃公司則入賬為營運租賃。營運租賃之租金收入及支出按租賃期以直線法於損益賬內分別計入及扣除。

u) 或然負債

或然負債指因過往事件而產生的可能責任，而有關責任會否存在，須視乎日後一項或多項將來不肯定事件會否出現，而出現與否非完全由本集團控制；亦可以是因過往事件而產生現時的責任，但因為將來需要撥出經濟資源履行責任的機會不大，或因為不能對所涉及金額作可靠計量而未予確認。

或然負債不予確認，但在財務報表附註內披露。若情況有變以致將來可能需要撥出資源以履行責任，則確認為準備。

附註二　主要會計政策(續)

v) 撥作資本的借貸成本

借貸成本於產生時列為支出，但如直接建造或生產需要相當長時間才可作擬定用途或出售之資產，則其借貸成本撥作資產成本化。此等借貸成本在建造或生產活動展開時開始撥作資產成本化，並在有關資產大致上可供擬定用途或出售時停止。年內撥作資產成本化之數額按有關借貸之成本減有關利息收入計算。

w) 外幣

本集團每個企業各自的財務報表中的項目皆按有關企業營運所在的主要經濟環境的貨幣(功能貨幣)計量。綜合財務報表則以港元(本公司的功能及呈報貨幣)呈報。

外幣交易按交易日的滙率折算為功能貨幣。此等交易的結算而產生，以及以外幣為單位的貨幣資產及負債按年終滙率折算而產生的兑換盈虧皆於損益賬內確認。

綜合過程中，採用不同於本集團呈報貨幣的功能貨幣之海外附屬公司、聯營公司及共同控制企業之資產及負債按結算日適用的滙率折算為港元，損益表乃按年內之加權平均滙率折算，該等兑換差額乃於滙兑儲備內確認。於出售海外企業時，有關該海外企業之累計滙兑差額於計算出售之溢利或虧損時包括在內。

x) 僱員福利

僱員累計有薪休假的費用於損益賬內列為支出，並按本集團預期為累積至結算日的未享用權利而要額外支付的金額計算。

既定供款退休計劃之供款責任，包括根據強制性公積金計劃條例的應付供款，於產生時於損益賬內列為支出。

y) 關連人士

如果本集團有能力直接或間接控制或聯合控制另一方人士或可以對另一方人士的財務及經營決策發揮重大影響力，或另一方人士能夠直接或間接控制或聯合控制本集團或對本集團的財務及經營決策發揮重大影響力，或本集團與另一方人士同時受到第三方的共同控制，有關人士即視為本集團的關連人士。關連人士包括個人，例如主要管理人員、重大股東及其直系家庭成員，及受此等人士控制、共同控制或其可以發揮重大影響力的企業。關連人士亦包括本集團或其關連人士的僱員享有之退休福利計劃。

附註二　主要會計政策(續)

z) 資產減值

於結算日，當有跡象顯示資產的賬面值可能因某些事件或情況轉變而可能未能收回時，將就該資產進行減值檢討。倘有跡象顯示減值存在、或需要對企業合併所產生之商譽進行每年減值測試，則本集團會按資產之公平價值減銷售成本與使用值兩者之較高者估計可收回數額。資產減值虧損按資產之賬面值超出其可收回金額之差額於損益表內確認，惟倘按估值列賬之資產及減值虧損並無超過該資產之重估盈餘，則視作重估虧損。為評估資產減值，會以可分開辨別之現金流量為資產分成各組產生現金單位。

倘用以釐定可收回金額之估計發生變化，在以往年度確認之資產(商譽除外)之減值虧損可以撥回。所撥回之減值虧損，以資產之賬面值不得超過假設以往沒有確認減值虧損而釐定的賬面值為限。撥回的減值虧損將計入損益賬內，惟若有關資產按估值列賬，則撥回之減值虧損作重估價值變動處理。商譽之減值虧損並不會被撥回。

aa) 以股份為基礎之付款

本集團發出股本結算之以股份為基礎之付款包括向董事及其他僱員授予之購股權。股本結算之以股份為基礎之付款按計量日期之公平價值減去非根據市場而定的歸屬條件之影響而計量及於損益賬內確認為支出，並在權益內的資本儲備作相應的增加。如僱員須符合歸屬條件以享有此款項，則本集團會對最終歸屬之股本工具作出評估及對非根據市場而定的歸屬條件作出調整，據此釐定之公平價值按直線法於歸屬期內列為支出。

根據HKFRS2過渡性條文，於二零零四年十二月三十一日或以前授予的購股權並不會列為支出。

bb) 分類報告

分類項目是本集團內可區別的部份，或提供既定的產品或服務(業務分類)或在既定的經濟環境內提供產品或服務(地區分類)，其承受的風險及回報因而與其他分類項目有所不同。

分類資料乃按本集團之業務及地區分類呈報。首要報告形式乃業務分類，按本集團之主要業務、管理架構及內部財務報告系統分類。

分類收入、支出、業績、資產及負債包括直接撥歸該分類項目以及可按合理準則分配予該分類項目。分類收入、支出、業績、資產及負債於綜合過程中，以對銷集團間之結餘及交易前釐定，惟於單一分類項目內之集團間之結餘及交易除外。不同分類項目之間之價格，乃按公平交易原則釐定。

分類資本支出為年內購買預期可使用超過一個期間之分類資產而產生的總成本。

未分配項目主要包括財務及總公司之收入、支出及資產、計息貸款、借貸及稅項。

附註二 主要會計政策(續)

cc) 重要會計估算及判斷

本集團在編製財務報表的過程中於適當時作出估算及假設。此等估算乃根據過往經驗及其他因素而作出，其他因素包括在該等情況下對未來事項相信為合理的期望，而按定義對未來事項的期望很少與相關的實際結果相等。對資產及負債賬面值有重要影響的估算及假設，包括物業、機器及設備的生產壽命及稅項的釐定。

dd) 比較數字

採納新訂香港財務報告準則引致會計政策之轉變，因此比較數字現已重新列賬予以配合。此外，若干比較數字已重新分類，以便符合本年度之呈報方式。

附註三 新訂的香港財務報告準則之影響

採納新訂的香港財務報告準則及應用相關過渡條文後，會計政策的主要轉變總結如下：

a) 採納HKAS 2、7、8、10、12、14、18、19、21、23、24、28、31、33、36、37及HK-Int 4並未對本集團之會計政策造成重大變動。總括而言：

(i) HKAS 2、7、10、12、14、18、19、21、23、33、36、37及HK-Int 4並未對本集團之會計政策造成重大變動。

(ii) HKAS 8、28及31影響財務報表若干披露。

(iii) HKAS 24對關連人士之定義及關連人士交易之披露造成影響。

b) HKAS 1及HKAS 27對綜合損益表、綜合資產負債表及綜合權益變動表內若干呈報有所影響，其中包括：

(i) 投資物業以往計入固定資產，現分開呈列於綜合資產負債表內。

(ii) 本集團所佔聯營公司及共同控制企業的稅項，以往計入綜合損益表之稅項總額內，現在分別計入所佔聯營公司及共同控制企業之業績內。

(iii) 少數股東權益現列於綜合資產負債表之權益內。而綜合損益表內，少數股東權益則列報為本年度溢利或虧損總額的分配。

c) 採納HKAS 16及HK-Int 2令酒店物業的會計政策轉變。在以往年度，本集團聯營公司持有的酒店物業不提折舊，所佔聯營公司業績及資產淨額按此基礎列賬。

採納HKAS 16及HK-Int 2後，本集團聯營公司持有的酒店物業按成本減累積折舊及任何累積減值虧損列賬，所佔聯營公司業績及資產淨額按此新基礎列賬。本集團追溯應用此項會計政策的轉變。所佔聯營公司業績減少14,565,000港元（二零零四年：11,960,000港元）。

附註三　新訂的香港財務報告準則之影響(續)

d) 採納HKAS 17令租賃土地的會計政策轉變。在以往年度，租賃土地及物業包括在固定資產內，按成本或董事估值減累積折舊及任何累積減值虧損列賬。未有效運用的租賃土地及物業不提折舊。

採納HKAS 17後，租賃土地及物業按租賃開始時土地及物業權益的相對公平價值比例分為土地租賃及物業租賃。租賃土地已從物業、機器及設備(以往稱為固定資產)重新分類出來，按成本列賬，並以直線法按租賃年期攤銷，租賃物業則按成本減累積折舊及任何累積減值虧損列賬。本集團追溯應用此項會計政策的轉變，並適當相應調整保留溢利及資本儲備賬。租賃土地攤銷增加9,895,000港元(二零零四年：9,895,000港元)。

e) 採納HKAS 32及HKAS 39令財務工具的會計政策轉變。

(i) 於債務證券及股本證券的投資

在以往年度，於債務證券及股本證券的投資分類為投資證券及其他投資，分別按成本減任何累積減值虧損及按公平價值列賬。投資證券的任何減值虧損及其他投資公平價值之變動均於損益賬內確認。

採納HKAS 39後，非買賣投資分類為可出售投資，按公平價值列賬，公平價值之變動於權益內確認。惟於股本證券的投資，若沒有活躍市場的市場報價而且公平價值不能可靠計算，則按成本減任何累積減值虧損列賬。按照HKAS 39的過渡條文，於二零零四年十二月三十一日的投資證券、其他投資及流動基金於二零零五年一月一日重新定為可出售投資，並適當地按公平價值或成本減任何累積減值虧損列賬，同時相應調整保留溢利。其他成本增加15,249,000港元(二零零四年：無)。

(ii) 衍生財務工具

在以往年度，管理人員簽訂用以對沖商品價格風險的衍生工具按現金基礎確認。採納HKAS 39後，衍生工具按公平價值列賬。非對沖衍生工具公平價值之變動於損益賬內確認。現金流量對沖下持作對沖工具的衍生工具，其公平價值之變動於權益內確認，惟以對沖有效的部分為限，而任何無效的部分則於損益賬內確認。按照HKAS 39的過渡條文，於二零零五年一月一日，持作對沖工具的衍生工具按公平價值確認及計算，同時相應調整權益。於二零零五年十二月三十一日，列為資產的衍生工具增加5,363,000港元(於二零零五年一月一日：490,000港元及5,065,000港元分別列為資產和負債)。

附註三　新訂的香港財務報告準則之影響(續)

f) 採納HKAS 40令投資物業的會計政策轉變。在以往年度，投資物業公平價值之變動以變動投資物業重估價值儲備賬的方式處理。如果此儲備賬的總額不足以抵銷按組合基礎的虧損，虧損餘額於損益賬內扣除。任何其後的重估盈餘則計入損益賬內，惟以過去扣除的虧損為限。

採納HKAS 40後，投資物業公平價值之任何變動於損益賬內處理。本集團應用相關的過渡條文，選擇從二零零五年一月一日起應用HKAS 40。於二零零五年一月一日，投資物業重估價值儲備賬的餘額已轉往保留溢利。投資物業公平價值之變動為134,483,000港元(二零零四年：無)已於損益表內確認。

g) 採納HKFRS 2令員工購股權的會計政策轉變。在以往年度，授予董事及員工認購本公司之股票的購股權不會於損益賬內扣除。購股權的財務影響只於行使時才予確認。

採納HKFRS 2後，購股權的公平價值在授出日期於損益賬內確認為支出，或若有歸屬期，則在歸屬期間於損益賬內攤銷。按照過渡條文，HKFRS 2應用於(i)二零零二年十一月七日以後授出而於二零零五年一月一日未歸屬的購股權及(ii)二零零五年一月一日或以後授出的購股權。本公司截至結算日並無上述兩類購股權。

h) 採納HKFRS 3令商譽的會計政策轉變。

(i) 商譽

在以往年度，二零零一年一月一日以前因收購而產生的商譽保留在儲備內，二零零一年一月一日或以後因收購而產生的商譽會被資本化，並按成本減累積攤銷及任何累積減值虧損列賬。

本集團應用HKFRS 3相關的過渡條文。以往保留在儲備內的商譽於二零零五年一月一日已轉往保留溢利。當本集團出售全部或部分與此等商譽相關的企業，或當與此等商譽相關的產生現金單位被減值，此等商譽不會確認為損益。此外，以往資本化的商譽的累積攤銷及減值虧損於二零零五年一月一日已抵銷相關的賬面值。二零零五年一月一日起，因收購而產生的商譽不提攤銷，而且最少每年一次接受減值測試。於二零零五年十二月三十一日及二零零五年一月一日，聯營公司減少16,348,000港元，資本儲備賬增加34,121,000港元及保留溢利減少50,469,000港元。

附註三　新訂的香港財務報告準則之影響(續)

(ii) 本集團於被收購者的可分辨資產、負債及或然負債之公平價值淨額的權益超過收購成本之數額(以往稱為負商譽)

在以往年度，二零零一年一月一日以前因收購而產生的負商譽保留在儲備內，二零零一年一月一日或以後因收購而產生的負商譽作資產扣減並視乎構成差額的因素調撥至收入。

本集團應用HKFRS 3相關的過渡條文，負商譽全數不再確認，同時相應增加保留溢利。二零零五年一月一日起，因收購而產生的負商譽於損益賬內即時確認。於二零零五年十二月三十一日及二零零五年一月一日，聯營公司增加90,872,000港元，資本儲備賬減少6,539,000港元，法定儲備賬增加21,000港元及保留溢利增加97,390,000港元。

i) 採納HK(SIC)-Int 21令投資物業相關的遞延税項的會計政策轉變。在以往年度，根據以往的詮釋(會計實務準則詮釋二十)，重估投資物業而產生的遞延税項乃根據有關物業透過出售以收回賬面值的税務影響作出評估。

採納HK(SIC)-Int 21後，由於此項詮釋刪除投資物業透過出售以收回賬面值的假定，因此投資物業的遞延税項現根據本集團預期於每一結算日收回有關物業賬面值的方式的税務影響作出評估。HK(SIC)-Int 21缺乏任何具體過渡條文，所以本集團追溯應用此項會計政策的轉變。税項增加26,861,000港元(二零零四年：5,203,000港元)。

j) 採納HK-Int 3令發展中物業完工前的預售合約的收益確認的會計政策轉變。在以往年度，當發展中物業經過初步建造工程後，完工前的預售合約的收益按工程進度完成的比例確認，用作計算之百分比為結算日的建造成本佔估計建造總成本之比例，按此基礎確認之溢利不能超過已收取的售樓所得金額。

採納HK-Int 3後，發展中物業完工前的預售合約的收益於完工後才予確認。向買家已收及應收此等合約的銷售按金或分期供款列為負債。此新會計政策應用於二零零五年一月一日或以後簽訂的合約。截至二零零五年十二月三十一日止年度，此會計政策轉變並無財務影響。

附註三　新訂的香港財務報告準則之影響(續)

k) 以上會計政策的轉變對綜合損益表的財務影響如下：

	採納新訂香港財務報告準則之影響						
	HKAS 1# 附註三(b)	HKAS 16#及 HK-Int 2# 附註三(c)	HKAS 17# 附註三(d)	HKAS 32#及 HKAS 39^ 附註三(e)	HKAS 40^ 附註三(f)	HK(SIC)－Int 21# 附註三(i)	總額
2005							
除稅後溢利之增加／(減少)(港幣千元)							
租賃土地攤銷	—	—	(9,895)	—	—	—	(9,895)
其他成本	—	—	—	(15,249)	—	—	(15,249)
投資物業公平價值之變動	—	—	—	—	134,483	—	134,483
所佔聯營公司業績	13,858	(14,565)	—	—	—	—	(707)
所佔共同控制企業業績	(1,846)	—	—	—	—	—	(1,846)
稅項	(12,012)	—	—	—	—	(26,861)	(38,873)
	—	(14,565)	(9,895)	(15,249)	134,483	(26,861)	67,913
應佔(港幣千元)							
本公司股東	—	(14,565)	(7,812)	(15,249)	98,648	(18,006)	43,016
少數股東權益	—	—	(2,083)	—	35,835	(8,855)	24,897
	—	(14,565)	(9,895)	(15,249)	134,483	(26,861)	67,913
每股盈利之增加／(減少)(港仙)							
－基本	—	(0.7)	(0.4)	(0.7)	4.7	(0.8)	2.1
－攤薄後	—	(0.7)	(0.4)	(0.7)	4.6	(0.8)	2.0

附註三　新訂的香港財務報告準則之影響(續)

	採納新訂香港財務報告準則之影響						
	HKAS 1# 附註三(b)	HKAS 16#及 HK-Int 2# 附註三(c)	HKAS 17# 附註三(d)	HKAS 32#及 HKAS 39^ 附註三(e)	HKAS 40^ 附註三(f)	HK(SIC)－Int 21# 附註三(i)	總額
2004							
除稅後溢利之增加／(減少)(港幣千元)							
租賃土地攤銷	—	—	(9,895)	—	—	—	(9,895)
所佔聯營公司業績	(8,855)	(11,960)	—	—	—	—	(20,815)
所佔共同控制企業業績	(1,793)	—	—	—	—	—	(1,793)
稅項	10,648	—	—	—	—	(5,203)	5,445
	—	(11,960)	(9,895)	—	—	(5,203)	(27,058)
應佔(港幣千元)							
本公司股東	—	(11,960)	(7,812)	—	—	(3,122)	(22,894)
少數股東權益	—	—	(2,083)	—	—	(2,081)	(4,164)
	—	(11,960)	(9,895)	—	—	(5,203)	(27,058)
每股盈利之減少(港仙)							
－基本	—	(0.6)	(0.4)	—	—	(0.1)	(1.1)
－攤薄後	—	(0.6)	(0.4)	—	—	(0.1)	(1.1)

\# *追溯生效之調整*

^ *二零零五年一月一日起生效之調整*

附註三　新訂的香港財務報告準則之影響(續)

l) 以上會計政策的轉變對綜合資產負債表的財務影響如下：

	採納新訂香港財務報告準則之影響							
	HKAS 1#及 HKAS 27# 附註三(b)	HKAS 16#及 HK-Int 2# 附註三(c)	HKAS 17# 附註三(d)	HKAS 32#及 HKAS 39^ 附註三(e)	HKAS 40^ 附註三(f)	HKFRS 3^ 附註三(h)	HK(SIC)－ Int 21#* 附註三(i)	總額
二零零五年十二月三十一日								
資產淨值之增加／(減少)(港幣千元)								
物業、機器及設備	(2,912,255)	—	(710,017)	—	—	—	—	(3,622,272)
投資物業	2,912,255	—	—	—	—	—	—	2,912,255
租賃土地	—	—	601,782	—	—	—	—	601,782
聯營公司－所佔淨資產	—	(280,544)	—	—	—	74,524	—	(206,020)
投資	—	—	—	(1,130,259)	—	—	—	(1,130,259)
可出售投資	—	—	—	1,086,722	—	—	—	1,086,722
遞延稅項資產	—	—	—	—	—	—	(570)	(570)
其他非流動資產	—	—	—	43,260	—	—	—	43,260
衍生財務工具	—	—	—	5,363	—	—	—	5,363
少數股東貸款	(1,104,858)	—	—	—	—	—	—	(1,104,858)
少數股東權益及貸款	2,953,990	—	—	—	—	—	—	2,953,990
遞延稅項負債	—	—	—	(938)	—	—	(74,835)	(75,773)
	1,849,132	(280,544)	(108,235)	4,148	—	74,524	(75,405)	1,463,620
權益總值之增加／(減少)(港幣千元)								
資本儲備賬	—	—	(71,725)	—	—	27,582	—	(44,143)
投資物業重估價值儲備賬	—	—	—	—	(293,250)	—	—	(293,250)
投資重估價值儲備賬	—	—	—	14,552	—	—	—	14,552
對沖儲備賬	—	—	—	1,885	—	—	—	1,885
其他儲備賬	—	—	—	—	—	21	(342)	(321)
保留溢利	—	(280,544)	(28,177)	(14,829)	293,250	46,921	(50,356)	(33,735)
少數股東權益	1,849,132	—	(8,333)	2,540	—	—	(24,707)	1,818,632
	1,849,132	(280,544)	(108,235)	4,148	—	74,524	(75,405)	1,463,620

附註三　新訂的香港財務報告準則之影響(續)

	採納新訂香港財務報告準則之影響							
	HKAS 1#及 HKAS 27# 附註三(b)	HKAS 16#及 HK-Int 2# 附註三(c)	HKAS 17# 附註三(d)	HKAS 32#及 HKAS 39^ 附註三(e)	HKAS 40^ 附註三(f)	HKFRS 3^ 附註三(h)	HK(SIC)－ Int 21#* 附註三(i)	總額
二零零五年一月一日／二零零四年十二月三十一日								
資產淨值之增加／(減少)(港幣千元)								
物業、機器及設備	(2,756,359)	—	(713,687)	—	—	—	—	(3,470,046)
投資物業	2,756,359	—	—	—	—	—	—	2,756,359
租賃土地	—	—	615,347	—	—	—	—	615,347
聯營公司－所佔淨資產	—	(265,979)	—	—	—	74,524	—	(191,455)
投資	—	—	—	(992,241)	—	—	—	(992,241)
可出售投資	—	—	—	964,331	—	—	—	964,331
遞延税項資產	—	—	—	801	—	—	(570)	231
其他非流動資產	—	—	—	28,330	—	—	—	28,330
衍生財務工具	—	—	—	(4,575)	—	—	—	(4,575)
少數股東貸款	(1,576,084)	—	—	—	—	—	—	(1,576,084)
少數股東權益及貸款	3,247,837	—	—	—	—	—	—	3,247,837
遞延税項負債	—	—	—	—	—	—	(47,433)	(47,433)
	1,671,753	(265,979)	(98,340)	(3,354)	—	74,524	(48,003)	1,330,601
權益總值之增加／(減少)(港幣千元)								
資本儲備賬	—	—	(71,725)	—	—	27,582	—	(44,143)
投資物業重估價值儲備賬	—	—	—	—	(194,602)	—	—	(194,602)
對沖儲備賬	—	—	—	(1,608)	—	—	—	(1,608)
其他儲備賬	—	—	—	—	—	21	(17)	4
保留溢利	—	(265,979)	(20,365)	420	194,602	46,921	(32,350)	(76,751)
少數股東權益	1,671,753	—	(6,250)	(2,166)	—	—	(15,636)	1,647,701
	1,671,753	(265,979)	(98,340)	(3,354)	—	74,524	(48,003)	1,330,601

\# *追溯生效之調整*

^ *二零零五年一月一日起生效之調整*

* *於二零零四年十二月三十一日，因採納HK(SIC)-Int 21，投資物業重估價值儲備賬減少11,181,000港元，並因採納HKAS 40而於二零零五年一月一日轉往保留溢利。*

附註三 新訂的香港財務報告準則之影響(續)

m) 本集團並無提前採用下列已頒佈但尚未生效的新訂香港財務報告準則。採用該等新訂香港財務報告準則對本集團的會計政策並無重大影響。

		於下列日期或之後開始之會計期間生效
HKAS 1、HKAS 27及HKFRS 3(修訂)	財務報表之呈報、綜合及獨立財務報表及企業合併—因香港二零零五年公司(修訂)條例而作出修訂	二零零六年一月一日
HKAS 21(修訂)	外幣匯率變動之影響—於海外營運的投資淨額	二零零六年一月一日
HKAS 39(修訂)	財務工具:確認及計量—公平價值法的選擇	二零零六年一月一日
HKAS 39 及HKFRS 4(修訂)	財務工具:確認及計量及保險合約—財務擔保合約	二零零六年一月一日
HKAS 1(修訂)	財務報表之呈報—資本披露	二零零七年一月一日
HKFRS 7	財務工具:披露	二零零七年一月一日

此外,香港二零零五年公司(修訂)條例已於二零零五年十二月一日生效,並將於二零零六年一月一日開始之會計期間首次適用於本集團的財務報表。

附註四　營業額及收益

集團之主要業務包括物業發展、投資及管理、運輸、酒店及消閒和投資控股。

	集團 2005 (港幣千元)	集團 2004 (港幣千元)
營業額		
出售物業所得收益	**280,719**	1,697,783
客輪運作收益	**1,653,138**	1,535,487
出售燃料收益	**22,416**	14,335
旅行社收益	**134,947**	98,688
租金收入	**143,660**	133,277
來自投資股息	**96,067**	120,759
來自應收按揭貸款利息	**16,471**	15,077
管理費及其他	**141,600**	133,724
	2,489,018	3,749,130
其他收益		
利息收入	**100,533**	11,875
已收賠償金	**13,868**	55,175
其他	**37,810**	33,554
	152,211	100,604
	2,641,229	3,849,734

附註五　其他收入

二零零四年的其他收入包括有擔保可換股債券被轉換後，撥回該等債券之利息及贖回溢價準備共88,220,000港元。

附註六　經營溢利

	集團 2005 (港幣千元)	集團 (重新列賬) 2004 (港幣千元)
已計入：		
利息收入		
一上市投資	**520**	347
一非上市投資	**2,081**	259
一銀行存款及其他	**114,403**	26,346
	117,004	26,952
投資物業之租金收入	**126,418**	118,901
減：投資物業之直接營運支出	**(15,010)**	(18,696)
	111,408	100,205
來自上市投資股息	**1,755**	52
來自非上市投資股息		
一澳門旅遊娛樂股份有限公司(澳門娛樂)	**93,341**	115,518
一其他	**971**	5,189
兑換盈利	**2,431**	4,459
出售投資物業之溢利	**—**	565
出售上市投資之溢利	**1,692**	484
已扣除：		
存貨成本		
一物業	**223,974**	1,305,563
一其他	**516,298**	387,381
	740,272	1,692,944
物業、機器及設備之折舊		
一持作營運收租用途	**2,458**	5,140
一其他	**116,611**	140,109
租賃土地攤銷	**13,565**	13,565
商譽攤銷	**—**	4,208
核數師酬金	**3,546**	3,312
出售物業、機器及設備之虧損	**1,472**	5,135
營運租約項目下之物業最低應付租金	**3,396**	2,904
應收賬款之減值虧損	**3,618**	611
公積金供款	**22,008**	21,054

附註七　董事酬金及五名最高薪酬之人士

本公司董事酬金如下：

集團

2005

	袍金 (港幣千元)	薪金、津貼 及福利 (港幣千元)	表現花紅 (港幣千元)	公積金供款 (港幣千元)	總額 (港幣千元)
執行董事					
何鴻燊	65	—	—	—	65
何超瓊	65	7,628	1,905	352	9,950
何超鳳	65	4,634	446	214	5,359
蘇樹輝	5	1,256	97	58	1,416
禤永明	65	1,610	123	74	1,872
謝天賜	5	1,597	123	74	1,799
陳偉能	5	1,597	123	74	1,799
何超蕸	5	3,310	255	153	3,723
岑康權	5	1,589	123	73	1,790
非執行董事					
鄭裕彤	5	—	—	—	5
莫何婉穎	5	100	—	—	105
獨立非執行董事					
羅保	200	100	—	—	300
關超然	200	100	—	—	300
何厚鏘	200	100	—	—	300
	895	23,621	3,195	1,072	28,783

附註七 董事酬金及五名最高薪酬之人士(續)

	集團				
			2004		
	袍金 (港幣千元)	薪金、津貼及福利 (港幣千元)	表現花紅 (港幣千元)	公積金供款 (港幣千元)	總額 (港幣千元)
執行董事					
何鴻燊	65	—	—	—	65
何超瓊	65	7,489	3,101	346	11,001
何超鳳	65	4,550	588	210	5,413
蘇樹輝	5	1,236	190	57	1,488
禤永明	65	1,581	241	72	1,959
謝天賜	5	1,569	241	72	1,887
陳偉能	5	1,569	241	72	1,887
何超蕸	5	3,250	370	150	3,775
岑康權	5	1,147	185	52	1,389
非執行董事					
鄭裕彤	5	—	—	—	5
莫何婉穎	5	100	—	—	105
獨立非執行董事					
羅保	200	100	—	—	300
關超然	200	100	—	—	300
何厚鏘	60	30	—	—	90
	755	22,721	5,157	1,031	29,664

本集團於本年度及上年度並無董事已放棄或同意放棄任何酬金的安排。

本集團五位最高薪酬之人士,三位(二零零四年:四位)為本公司之董事,其酬金之詳情已披露如上。其餘兩位(二零零四年:一位)人士於年內之酬金並未包括在上文內,其酬金為薪金、津貼及福利5,797,000港元(二零零四年:3,486,000港元)、表現花紅489,000港元(二零零四年:419,000港元)及公積金供款268,000港元(二零零四年:161,000港元)。

附註七　董事酬金及五名最高薪酬之人士(續)

上述兩位(二零零四年：一位)人士的酬金等級如下：

	人數 2005	人數 2004
2,500,001港元－3,000,000港元	**1**	0
3,500,001港元－4,000,000港元	**1**	0
4,000,001港元－4,500,000港元	**0**	1

釐定董事酬金之準則之詳情概列於第五十頁之企業管治常規報告書。以上所披露的酬金指本公司董事及僱員年內已收取或應收取的金額，並不包括在購股權計劃下他們獲授予購股權因而已獲得或可以獲得之利益。此等實物收益之詳細資料概列於第四十四頁至第四十五頁之董事會報告書中「權益之披露」((d)段)。

附註八　融資成本

	集團 2005 (港幣千元)	集團 2004 (港幣千元)
須於五年內全數償還之銀行貸款及透支之利息	**33,725**	12,488
少數股東貸款之利息	**260**	1,865
減：於發展中物業撥作資產成本化之數額	**(260)**	(1,503)
	33,725	12,850

附註九　投資虧損

	集團 2005 (港幣千元)	集團 2004 (港幣千元)
附屬公司商譽減值虧損	—	34,695
共同控制企業商譽減值虧損	—	1,114
投資減值虧損	—	12,734
	—	48,543

附註十　稅項

a) 綜合損益表中之稅項：

	集團	
	2005	(重新列賬) 2004
	(港幣千元)	(港幣千元)
本期稅項－香港		
本年度稅項	**38,752**	93,832
以往未確認稅項虧損及可扣除暫時差異之得益	**(452)**	(37,806)
往年超額準備	**(2,500)**	(468)
	35,800	55,558
本期稅項－海外		
本年度稅項	**6,802**	7,061
以往未確認稅項虧損及可扣除暫時差異之得益	**(221)**	(1,161)
往年超額準備	**(3,976)**	(2,774)
	2,605	3,126
遞延稅項		
暫時差異產生與轉回	**26,042**	19,783
以往未確認稅項虧損及可扣除暫時差異之得益	**(3,165)**	(700)
	22,877	19,083
其他稅項－海外		
記入收益賬所徵收的稅款及其他稅款	**1,984**	1,722
應佔公司及附屬公司稅項	**63,266**	79,489

香港利得稅準備乃按年內估計應課稅溢利以稅率17.5%(二零零四年：17.5%)計算。海外稅項則根據有關司法權區適用之稅率計算。

本集團所佔聯營公司及共同控制企業稅項分別為稅項收入12,745,000港元(二零零四年：稅項支出8,324,000港元，重新列賬)及稅項支出1,846,000港元(二零零四年：1,793,000港元)。

附註十　稅項(續)

b) 財務報表所列應佔公司及附屬公司稅項和會計溢利調節如下：

	集團 2005 (港幣千元)	集團 (重新列賬) 2004 (港幣千元)
除稅前溢利	**644,259**	877,393
按適用稅率17.5%(二零零四年：17.5%)計算之稅項	**112,745**	153,544
釐定應課稅溢利時無須課稅淨收入的稅務影響	**(40,513)**	(17,776)
資產變現之資本盈利的稅務影響	**—**	(5,259)
投資物業之調整的稅務影響	**—**	1,509
運用以往未確認稅項虧損及可扣除暫時差異的稅務影響	**(3,597)**	(40,451)
年內未確認稅項虧損及可扣除暫時差異的稅務影響	**19,297**	11,652
所佔聯營公司及共同控制企業業績的稅務影響	**(12,279)**	(11,020)
附屬公司在其他司法權區經營而稅率不同的影響	**(7,895)**	(11,190)
往年超額準備	**(6,476)**	(3,242)
年內所得稅支出	**61,282**	77,767
其他稅項	**1,984**	1,722
稅項支出總額	**63,266**	79,489

附註十　稅項(續)

c) 已確認之遞延稅項資產和負債

於資產負債表內已確認之遞延稅項資產和負債的性質及年內變動如下：

遞延稅項資產

	會計折舊超過折舊免稅額之數額 (港幣千元)	集團間未變現溢利 (港幣千元)	稅項虧損 (港幣千元)	現金流量對沖 (港幣千元)	其他 (港幣千元)	總額 (港幣千元)
集團						
二零零四年一月一日						
一原列賬	(419)	(28,500)	(19,982)	—	(339)	(49,240)
一採納HK(SIC)-Int 21 之影響	—	—	(4,866)	—	—	(4,866)
一重新列賬	(419)	(28,500)	(24,848)	—	(339)	(54,106)
兌換調整	—	—	(9)	—	—	(9)
扣除本年度損益賬	63	6,076	9,606	—	284	16,029
二零零四年十二月三十一日	(356)	(22,424)	(15,251)	—	(55)	(38,086)
採納HKAS 39之影響	—	—	—	(801)	—	(801)
二零零五年一月一日，重新列賬	(356)	(22,424)	(15,251)	(801)	(55)	(38,887)
兌換調整	—	—	(92)	—	—	(92)
計入本年度損益賬	(74)	(3,636)	(2,482)	—	(635)	(6,827)
扣除本年度權益	—	—	—	801	—	801
二零零五年十二月三十一日	**(430)**	**(26,060)**	**(17,825)**	**—**	**(690)**	**(45,005)**
公司						
二零零四年一月一日	(155)					
扣除本年度損益賬	11					
二零零四年十二月三十一日	(144)					
計入本年度損益賬	(17)					
二零零五年十二月三十一日	**(161)**					

附註十　稅項(續)

c) 已確認之遞延稅項資產和負債(續)

遞延稅項負債

	折舊免稅額超過會計折舊之數額 (港幣千元)	重估物業價值 (港幣千元)	物業折舊免稅額之回補 (港幣千元)	現金流量對沖 (港幣千元)	總額 (港幣千元)
集團					
二零零四年一月一日					
一原列賬	68,457	5,251	29,647	—	103,355
一採納HK(SIC)-Int 21之影響	9,318	16,893	—	—	26,211
一重新列賬	77,775	22,144	29,647	—	129,566
兑換調整	18	19	—	—	37
(計入)／扣除本年度損益賬	(4,555)	—	7,609	—	3,054
扣除本年度權益	—	28,200	—	—	28,200
二零零四年十二月三十一日	73,238	50,363	37,256	—	160,857
兑換調整	307	326	—	—	633
扣除本年度損益賬	4,016	20,574	5,114	—	29,704
扣除本年度權益	—	—	—	938	938
二零零五年十二月三十一日	**77,561**	**71,263**	**42,370**	**938**	**192,132**
公司					
二零零四年一月一日	155				
計入本年度損益賬	(11)				
二零零四年十二月三十一日	144				
扣除本年度損益賬	17				
二零零五年十二月三十一日	**161**				

附註十 稅項(續)

c) 已確認之遞延稅項資產和負債(續)

遞延稅項資產和負債可以抵銷，乃當能合法行使權利把本期稅項資產抵銷本期稅項負債，同時遞延稅項與同一稅務當局有關。

	集團		公司	
	2005	(重新列賬) 2004	2005	2004
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)
已確認遞延稅項資產	**(11,285)**	(2,725)	**—**	—
已確認遞延稅項負債	**158,412**	125,496	**—**	—
	147,127	122,771	**—**	—

d) 未確認遞延稅項資產

以下項目之遞延稅項資產尚未確認：

	集團		公司	
	2005	(重新列賬) 2004	2005	2004
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)
稅項虧損	**327,464**	226,350	**157,531**	97,441
可扣除暫時差異	**42,209**	44,936	**—**	—
	369,673	271,286	**157,531**	97,441

本集團的未確認稅項虧損包括於結算日起三年內到期的虧損8,083,000港元(二零零四年：5,440,000港元，重新列賬)。本集團的其他稅項虧損及可扣除暫時差異及本公司的稅項虧損可以無限期結轉。

附註十一　股息

	集團及公司	
	2005	2004
	(港幣千元)	(港幣千元)
因行使購股權而發行5,000,000股股份之二零零四年末期股息，每股派6.5港仙(二零零四年：3,130,435股，每股派3.5港仙)	**325**	110
因轉換有擔保可換股債券而發行70,209,670股股份之二零零三年末期股息，每股派3.5港仙	**—**	2,457
中期股息：2,085,026,240股，每股派2.5港仙(二零零四年：2,078,982,762股，每股派4.5港仙)	**52,126**	93,554
擬派末期股息：2,082,018,240股，每股派4.5港仙(二零零四年：2,080,026,240股，每股派6.5港仙)	**93,691**	135,202
	146,142	231,323

附註十二　每股盈利

每股基本盈利乃根據年內本公司股東應佔溢利364,390,000港元(二零零四年：480,303,000港元，重新列賬)及於年內已發行股份之加權平均數2,082,792,925股(二零零四年：2,027,033,564股)計算。每股攤薄後盈利乃根據本公司股東應佔溢利364,390,000港元(二零零四年：480,303,000港元，重新列賬)及就所有潛在普通股的攤薄影響作出調整後的已發行股份之加權平均數2,164,035,541股(二零零四年：2,115,339,365股)計算。

用於計算每股基本盈利及每股攤薄後盈利之本公司股東應佔溢利及股份之加權平均數計算如下：

截至十二月三十一日止年度

	本公司股東應佔溢利		股份之加權平均數	
	2005	(重新列賬) 2004	2005	2004
	(港幣千元)	(港幣千元)		
用於計算每股基本盈利之溢利／股份數目	**364,390**	480,303	**2,082,792,925**	2,027,033,564
潛在普通股的攤薄影響				
－購股權	**—**	—	**81,242,616**	41,922,249
－有擔保可換股債券	**—**	—	**—**	46,383,552
用於計算每股攤薄後盈利之溢利／股份數目	**364,390**	480,303	**2,164,035,541**	2,115,339,365

附註十三　物業、機器及設備

集團

	投資物業 (港幣千元)	租賃樓宇 (港幣千元)	船隻及躉船 (港幣千元)	其他資產 (港幣千元)	總值 (港幣千元)
成本或估值					
二零零四年一月一日					
一原列賬	2,525,204	1,066,838	1,940,604	721,226	6,253,872
一採納HKAS 1及HKAS 17之影響	(2,525,204)	(839,191)	—	—	(3,364,395)
一重新列賬	—	227,647	1,940,604	721,226	2,889,477
兌換調整	—	—	—	1	1
添置／轉入	—	—	5,628	22,814	28,442
出售／轉出	—	—	(38,253)	(15,531)	(53,784)
二零零四年十二月三十一日	—	227,647	1,907,979	728,510	2,864,136
兌換調整	—	—	—	112	112
收購附屬公司之添置	—	—	—	138	138
添置／轉入	—	1,378	82,419	49,213	133,010
出售／轉出	—	—	—	(93,275)	(93,275)
二零零五年十二月三十一日	—	229,025	1,990,398	684,698	2,904,121
折舊					
二零零四年一月一日					
一原列賬	—	232,600	1,149,466	582,411	1,964,477
一採納HKAS 17之影響	—	(121,834)	—	—	(121,834)
一重新列賬	—	110,766	1,149,466	582,411	1,842,643
本年度折舊	—	3,040	87,578	54,631	145,249
出售時撥回	—	—	(35,436)	(12,687)	(48,123)
二零零四年十二月三十一日	—	113,806	1,201,608	624,355	1,939,769
兌換調整	—	—	—	49	49
本年度折舊	—	3,010	83,797	32,262	119,069
出售時撥回	—	—	—	(91,621)	(91,621)
二零零五年十二月三十一日	—	116,816	1,285,405	565,045	1,967,266
賬面淨值					
二零零五年十二月三十一日	**—**	**112,209**	**704,993**	**119,653**	**936,855**
二零零四年十二月三十一日（重新列賬）	—	113,841	706,371	104,155	924,367

附註十三　物業、機器及設備(續)

公司

	其他資產 (港幣千元)
成本	
二零零四年一月一日	3,544
添置	333
出售	(101)
二零零四年十二月三十一日	3,776
添置	677
出售	(1,478)
二零零五年十二月三十一日	2,975
折舊	
二零零四年一月一日	2,535
本年度折舊	389
出售時撥回	(92)
二零零四年十二月三十一日	2,832
本年度折舊	335
出售時撥回	(1,239)
二零零五年十二月三十一日	1,928
賬面淨值	
二零零五年十二月三十一日	**1,047**
二零零四年十二月三十一日	944

租賃樓宇於二零零四年一月一日之原列數額包括租賃物業的土地部份，由於採納HKAS 17，有關部份現在分開列為租賃土地，詳情概列於財務報表附註第十五項。

本集團之其他資產主要包括傢具、裝修及維修之船隻零件。

營運租賃下持作收租用途之船隻總賬面值為98,994,000港元(二零零四年：115,098,000港元)，其有關累計折舊費用為83,838,000港元(二零零四年：97,484,000港元)。

附註十三　物業、機器及設備(續)

租賃樓宇分析如下：

	集團 2005 (港幣千元)	集團 (重新列賬) 2004 (港幣千元)
位於香港		
長期租賃	**11,996**	12,353
中期租賃	**90,509**	92,955
	102,505	105,308
位於香港以外		
中期租賃	**9,704**	8,533
	112,209	113,841

附註十四　投資物業

	集團 2005 (港幣千元)	集團 2004 (港幣千元)
估值		
一月一日		
一原列賬	**—**	—
一採納HKAS 1之影響	**2,756,359**	2,525,204
一重新列賬	**2,756,359**	2,525,204
兑換調整	**8,165**	676
添置／轉入	**13,888**	1,967
成本調整	**(640)**	(4,203)
出售	**—**	(4,918)
重估價值盈餘	**134,483**	237,633
十二月三十一日	**2,912,255**	2,756,359

附註十四　投資物業(續)

投資物業分析如下：

	集團 2005 (港幣千元)	集團 2004 (港幣千元)
位於香港		
長期租賃	**255,000**	239,000
中期租賃	**2,145,781**	2,051,894
	2,400,781	2,290,894
位於香港以外		
中期租賃	**381,474**	369,465
永久業權	**130,000**	96,000
	511,474	465,465
	2,912,255	2,756,359

所有投資物業均在營運租賃下持作收租用途。

所有投資物業於二零零五年十二月三十一日，以參照市場上的銷售實例，並在適當情況下使用淨收入資本化方法重估價值。重估價值由獨立專業估值師第一太平戴維斯(香港)有限公司及卓德測計師行負責，並由持有香港測量師學會會員資格的專業人士進行。重估價值盈餘及相關之遞延税項已經包括在損益賬內。

附註十五　租賃土地

	集團 2005 (港幣千元)	集團 2004 (港幣千元)
成本		
一月一日		
一原列賬	—	—
一採納HKAS 17之影響	**767,466**	767,466
一月一日，重新列賬及十二月三十一日	**767,466**	767,466
攤銷		
一月一日		
一原列賬	—	—
一採納HKAS 17之影響	**152,119**	138,554
一重新列賬	**152,119**	138,554
本年度攤銷	**13,565**	13,565
十二月三十一日	**165,684**	152,119
十二月三十一日之賬面淨值	**601,782**	615,347

租賃土地分析如下：

	集團 2005 (港幣千元)	集團 (重新列賬) 2004 (港幣千元)
位於香港		
長期租賃	**3,241**	3,267
中期租賃	**131,867**	134,797
	135,108	138,064
位於香港以外		
中期租賃	**466,674**	477,283
	601,782	615,347

附註十六　附屬公司

	公司	
	2005	(重新列賬) 2004
	(港幣千元)	(港幣千元)
非上市股份按成本	**20,100**	20,100

關於主要附屬公司之詳細資料概列於第一百二十九頁至第一百三十頁。

附註十七　聯營公司

	集團		公司	
	2005	(重新列賬) 2004	2005	(重新列賬) 2004
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)
非上市股份按成本	**—**	—	**250**	678
所佔淨資產	**196,818**	67,028	**—**	—
商譽	**137**	—	**—**	—
	196,955	67,028	**250**	678

有關本集團聯營公司的財務資料概述如下：

	2005	2004
	(港幣千元)	(港幣千元)
總資產	**3,262,056**	2,300,800
總負債	**(2,797,568)**	(1,952,201)
收益	**658,410**	811,282
本年度溢利	**185,485**	225,422

關於主要聯營公司之詳細資料概列於第一百二十九頁至第一百三十頁。

附註十八　共同控制企業

	集團		公司	
	2005	(重新列賬) 2004	2005	(重新列賬) 2004
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)
資本注資按成本	**—**	—	**7,803**	7,803
所佔淨資產	**14,553**	14,191	**—**	—
	14,553	14,191	**7,803**	7,803

有關本集團共同控制企業的財務資料概述如下：

	2005	2004
	(港幣千元)	(港幣千元)
本集團所佔資產及負債		
流動資產	**75,331**	77,508
非流動資產	**18,270**	20,072
流動負債	**(48,444)**	(52,005)
非流動負債	**(30,604)**	(31,384)
資產淨值	**14,553**	14,191
本集團所佔收入及支出		
收入	**32,542**	105,848
支出	**(33,980)**	(107,699)
本年度虧損	**(1,438)**	(1,851)

關於主要共同控制企業之詳細資料概列於第一百二十九頁至第一百三十頁。

附註十九　商譽

	集團	
	2005	2004
	（港幣千元）	（港幣千元）
成本		
一月一日	**44,134**	44,134
採納HKFRS 3之影響	**(44,134)**	—
收購附屬公司	**2,275**	—
十二月三十一日	**2,275**	44,134
攤銷及減值虧損		
一月一日	**44,134**	5,231
採納HKFRS 3之影響	**(44,134)**	—
本年度攤銷	**—**	4,208
本年度確認減值虧損	**—**	34,695
十二月三十一日	**—**	44,134
賬面值	**2,275**	—

2,275,000港元的商譽為收購位於澳門的洗衣業務所產生，詳情概列於財務報表附註第三十六(a)項。商譽歸因於預期業務之盈利能力。

截至二零零五年十二月三十一日止年度內，本集團董事認為並無商譽減值。可收回數額乃按使用值計算基礎釐定，並根據董事批准之十年財務預算的現金流量預測推算，折現率為百分之十三。現金流量預測乃根據於預算期內之預期毛利率釐定。而預算毛利率則根據市場發展之過往表現及董事預期釐定。

附註二十 投資

	集團 2005 (港幣千元)	集團 2004 (港幣千元)	公司 2005 (港幣千元)	公司 2004 (港幣千元)
投資證券				
香港上市股本證券按成本減減值虧損	—	4,694	—	—
非上市股本證券按成本減減值虧損	—	828,228	—	234,723
	—	832,922	—	234,723
其他投資				
香港上市股本證券按市值	—	23,895	—	—
香港以外上市證券按市值				
一股本證券	—	2,211	—	—
一債務證券	—	19,767	—	—
非上市債務證券按公平價值	—	27,226	—	—
	—	73,099	—	—
其他				
香港以外上市流動基金按市值	—	57,890	—	—
會所會籍按成本	—	140	—	—
投資公司欠款	—	28,190	—	125
	—	86,220	—	125
	—	992,241	—	234,848

因採納HKAS 32及HKAS 39，除會所會籍及投資公司欠款外，所有投資均於二零零五年一月一日重新分類為可出售投資。除以往列賬為4,694,000港元之投資證券在重新分類時按公平價值重新列賬為5,114,000港元外，所有重新分類的投資已根據HKAS 39按公平價值或按成本減任何累積減值虧損列賬，故此其賬面值均不用重新列賬。

附註二十　投資(續)

投資分析如下：

	投資證券		其他投資		其他		總值	
	2005	2004	2005	2004	2005	2004	2005	2004
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)
集團								
非流動資產	—	832,922	—	53,332	—	28,330	—	914,584
流動資產	—	—	—	19,767	—	57,890	—	77,657
	—	832,922	—	73,099	—	86,220	—	992,241
公司								
非流動資產	—	234,723	—	—	—	125	—	234,848

附註二十一　可出售投資

	集團 2005 (港幣千元)	集團 2004 (港幣千元)	公司 2005 (港幣千元)	公司 2004 (港幣千元)
股本證券				
非上市				
成本	901,837	—	234,723	—
減值虧損	(81,274)	—	—	—
	820,563	—	234,723	—
香港上市按市值	198,296	—	—	—
香港以外上市按市值	8,662	—	—	—
	1,027,521	—	234,723	—
債務證券				
香港以外上市按市值	7,755	—	—	—
非上市按公平價值	37,614	—	—	—
	45,369	—	—	—
單位信託基金				
香港以外上市按市值	251	—	—	—
投資基金				
香港以外上市按市值	5,423	—	—	—
非上市按公平價值	8,158	—	—	—
	13,581	—	—	—
	1,086,722	—	234,723	—

上市證券及單位信託基金之公平價值以結算日的市場報價釐定。至於非上市證券，本集團採用由獨立金融機構釐定之市值估計其公平價值。投資基金根據基金經理滙報的每股資產淨值列賬。

本集團若干可出售投資，包括投資於澳門娛樂的非上市股份，並沒有活躍市場的市場報價，而且各公平價值的合理估計的範圍差異顯著及各估計的機會率未能合理評估，因而引致其他合理估計公平價值的方法明確不可行。故此此等可出售投資按成本列賬，並接受減值虧損檢討。

附註二十一　可出售投資(續)

可出售投資分析如下：

	股本證券		債務證券		單位信託基金		投資基金		總值	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)
集團										
非流動資產	1,027,521	–	29,912	–	251	–	–	–	1,057,684	–
流動資產	–	–	15,457	–	–	–	13,581	–	29,038	–
	1,027,521	–	45,369	–	251	–	13,581	–	1,086,722	–
公司										
非流動資產	234,723	–	–	–	–	–	–	–	234,723	–

附註二十二　應收按揭貸款

	集團	
	2005	2004
	(港幣千元)	(港幣千元)
應收按揭貸款	**304,100**	1,001,679
減：流動部份	**(21,001)**	(28,116)
非流動部份	**283,099**	973,563

應收按揭貸款以物業之第二按揭作抵押，並以最優惠利率加百分之一點七五至最優惠利率加百分之三點七五(二零零四年：最優惠利率加百分之一點七五至最優惠利率加百分之三點七五)的年利率計息。

應收按揭貸款之賬面值與按折現現金流量為基礎計算之公平價值相若。計算所用的實際年利率為最優惠利率加百分之一點七五至最優惠利率加百分之三點七五(二零零四年：最優惠利率加百分之一點七五至最優惠利率加百分之三點七五)。

附註二十三　其他非流動資產

	集團		公司	
	2005	(重新列賬) 2004	2005	(重新列賬) 2004
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)
附屬公司欠款減準備	—	—	**3,562,595**	3,372,393
聯營公司欠款減準備	**302,611**	295,132	—	454
共同控制企業欠款	**25,080**	31,670	—	—
投資公司欠款	**28,190**	—	**125**	—
嵌入衍生工具之財務工具按公平價值	**14,930**	—	—	—
會所會籍	**140**	—	—	—
	370,951	326,802	**3,562,720**	3,372,847

附屬公司、共同控制企業及投資公司欠款屬無抵押、免息及無固定還款期。鑑於此等條款，披露公平價值並無意義。

聯營公司欠款屬無抵押及無固定還款期。其中291,475,000港元(二零零四年：264,542,000港元)以年利率百分之六(二零零四年：百分之六)計息，而餘額則免息。就計息之部份而言，其賬面值與公平價值並無重大差異。就免息之部份而言，披露其公平價值並無意義。

嵌入衍生工具之財務工具包括非上市主體財務工具嵌入油價指數本金付款項目。本集團採用由獨立金融機構釐定之市價估計其公平價值。

附註二十四　發展中物業

	集團	
	2005	2004
	(港幣千元)	(港幣千元)
發展中物業按成本	**1,026,554**	909,521

包括在發展中物業的租賃土地位於香港並按中期租賃持有。

附註二十五　存貨

	集團	
	2005	2004
	(港幣千元)	(港幣千元)
物業	**122,127**	349,609
零件	**108,401**	98,343
其他	**5,146**	3,249
	235,674	451,201

包括在存貨的租賃土地位於香港並按中期租賃持有。

附註二十六　貿易及其他應收賬款

	集團		公司	
	2005	(重新列賬) 2004	2005	2004
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)
共同控制企業欠款	**9,200**	—	—	—
應收按揭貸款之流動部份	**21,001**	28,116	—	—
貿易及其他應收賬款、按金及預付款	**272,848**	208,839	**60,966**	7,940
	303,049	236,955	**60,966**	7,940

共同控制企業欠款屬無抵押並預期於一年內償還。其中7,200,000港元(二零零四年：無)以年利率百分之五計息而餘額則免息。

附註二十六　貿易及其他應收賬款(續)

由於貿易及其他應收賬款屬即時到期或在短期內到期，其賬面值與公平價值相若。

貿易應收賬款乃根據明確並合乎市場需要和客戶業務的信貸政策管理。銷售信貸只會通過協商給予交易記錄良好的主要客戶。貿易應收賬款之賬齡分析如下：

	集團	
	2005	2004
	(港幣千元)	(港幣千元)
零至三十日	**91,422**	91,907
三十一至六十日	**32,133**	27,795
六十一至九十日	**4,312**	2,025
超過九十日	**16,639**	15,890
	144,506	137,617

附註二十七　衍生財務工具

年內，燃料掉期合約被劃定為現金流量對沖，用以對沖預期未來購買燃料的價格風險。此等合約按估計未來現金流量為基礎的公平價值重新計量。公平價值之盈虧將於預期購買發生時，即由結算日起計一個月至六個月內多個日期，由對沖儲備轉入損益賬。於二零零五年十二月三十一日，未平倉之燃料掉期合約按其公平價值5,363,000港元(二零零四年：無)列賬。

附註二十八　現金及銀行結餘

	集團		公司	
	2005	2004	2005	2004
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)
銀行存款	**3,616,566**	3,482,268	**2,554,564**	2,579,611
現金及銀行結餘	**247,684**	390,393	**41,723**	208,081
	3,864,250	3,872,661	**2,596,287**	2,787,692

銀行結餘及銀行存款之實際利率及貨幣單位之詳情分別概列於財務報表附註第四十二(a)項及第四十二(b)項。於結算日並無(二零零四年：750,000港元)超過三個月之銀行存款。

由於現金、銀行結餘及銀行存款均屬即時到期或在短期內到期，故賬面值與公平價值相若。

附註二十九　銀行借貸

	集團 2005 (港幣千元)	集團 2004 (港幣千元)
須於下列期限償還之銀行貸款		
不超過一年	**166,995**	784,329
超過一年，但少於兩年	**194,742**	145,099
超過兩年，但少於五年	**654,982**	350,324
	1,016,719	1,279,752
減：流動部份	**(166,995)**	(784,329)
非流動部份	**849,724**	495,423

銀行貸款263,469,000港元(二零零四年：295,252,000港元)乃以本集團若干船隻465,089,000港元(二零零四年：514,567,000港元)作抵押。餘額由本公司作出擔保而取得。銀行貸款中419,719,000港元(二零零四年：482,752,000港元)為分期償還。銀行借貸按香港銀行同業拆息加百分之零點五至香港銀行同業拆息加百分之零點八(二零零四年：香港銀行同業拆息加百分之零點五至香港銀行同業拆息加百分之零點八)的年利率計息。

銀行貸款的賬面值與按折現現金流量為基礎計算之公平價值相若。計算所用的實際年利率為銀行同業拆息加百分之零點五至香港銀行同業拆息加百分之零點八(二零零四年：香港銀行同業拆息加百分之零點五至香港銀行同業拆息加百分之零點八)的年利率。

附註三十　貿易及其他應付賬款

	集團 2005 (港幣千元)	集團 (重新列賬) 2004 (港幣千元)	公司 2005 (港幣千元)	公司 (重新列賬) 2004 (港幣千元)
尚欠附屬公司款項	**—**	—	**1,031,610**	933,763
尚欠聯營公司款項	**2,846**	2,846	**—**	—
貸款	**5,000**	5,000	**—**	—
貿易及其他應付賬款、按金及應計費用	**511,397**	527,815	**24,356**	29,493
	519,243	535,661	**1,055,966**	963,256

尚欠附屬公司及聯營公司款項及貸款均屬無抵押、免息及無固定還款期。貿易及其他應付賬款其中一部份屬即時到期或在短期內到期，其賬面值與公平價值相若；另一部份的賬面值與公平價值並無重大差異。

附註三十 貿易及其他應付賬款(續)

貿易應付賬款之賬齡分析如下:

	集團 2005 (港幣千元)	集團 2004 (港幣千元)
零至三十日	**150,071**	189,964
三十一至六十日	**3,649**	761
六十一至九十日	**452**	550
超過九十日	**8,731**	708
	162,903	191,983

附註三十一 僱員福利準備

僱員福利準備代表本集團預期付出之僱員累積有薪休假的費用。

	集團 2005 (港幣千元)	集團 2004 (港幣千元)	公司 2005 (港幣千元)	公司 2004 (港幣千元)
一月一日	**27,940**	24,521	**7,187**	3,196
年內準備淨額	**970**	4,260	**659**	4,034
年內已付之金額	**(688)**	(841)	**(204)**	(43)
十二月三十一日	**28,222**	27,940	**7,642**	7,187

附註三十二 少數股東貸款

少數股東貸款屬無抵押及無固定還款期。本集團並無向少數股東就此等貸款提供任何擔保。其中26,950,000港元(二零零四年:24,141,000港元)乃以香港銀行同業拆息加百分之零點五八(二零零四年:香港銀行同業拆息加百分之零點五八)的年利率計息而餘額則免息。就計息之部份而言,其賬面值與公平價值並無重大差異。就免息之部份而言,披露其公平價值並無意義。

附註三十三　股本

	2005 股份數目	2005 (港幣千元)	2004 股份數目	2004 (港幣千元)
法定股本				
每股面值0.25港元普通股				
一月一日及十二月三十一日	**4,000,000,000**	**1,000,000**	4,000,000,000	1,000,000
發行及已繳足股本				
每股面值0.25港元普通股				
一月一日	**2,080,026,240**	**520,007**	1,942,433,910	485,608
轉換有擔保可換股債券	**—**	**—**	127,390,540	31,848
行使購股權	**5,000,000**	**1,250**	10,201,790	2,551
回購股份	**(3,008,000)**	**(752)**	—	—
十二月三十一日	**2,082,018,240**	**520,505**	2,080,026,240	520,007

於二零零五年十二月，本公司於香港聯合交易所有限公司以總額19,654,000港元之代價回購3,008,000股本公司之普通股，每股付出之最高價及最低價分別為6.60港元及6.40港元。回購之普通股已被註銷，因此本公司之已發行股本已按此等被註銷股份之面值減少。

依照公司條例第49H條，相當於被註銷股份面值之金額752,000港元從保留溢利轉入資本贖回儲備。回購股份所付溢價及費用共18,902,000港元於保留溢利扣除。

附註三十四　購股權計劃

於二零零二年五月三十一日，本公司於一九九三年五月十八日採納之購股權計劃(一九九三年購股權計劃)已被終止，並採納新購股權計劃(二零零二年購股權計劃)。本公司董事會可授出購股權予合資格人士(包括本公司的董事及僱員)，以認購本公司之普通股。購股權計劃之詳細資料概列於第四十四頁至第四十五頁之董事會報告書中「權益之披露」((d)段)。

附註三十四　購股權計劃(續)

購股權的詳情如下：

2005

授出日期	行使價	購股權數目 二零零五年 一月一日	年內授出	年內行使	二零零五年 十二月三十一日	附註
a) 一九九三年購股權計劃						
二零零零年一月三日	**1.15港元**	**20,869,566**	**—**	**—**	**20,869,566**	**(i)**
b) 二零零二年購股權計劃						
二零零四年五月二十五日	**3.15港元**	**112,454,870**	**—**	**(5,000,000)**	**107,454,870**	**(i)**
二零零四年七月八日	**3.95港元**	**918,800**	**—**	**—**	**918,800**	**(ii)**
二零零四年九月二十二日	**4.20港元**	**5,000,000**	**—**	**—**	**5,000,000**	**(i)**
		118,373,670	**—**	**(5,000,000)**	**113,373,670**	
		139,243,236	**—**	**(5,000,000)**	**134,243,236**	

2004

授出日期	行使價	購股權數目 二零零四年 一月一日	年內授出	年內行使	二零零四年 十二月三十一日	附註
a) 一九九三年購股權計劃						
一九九五年三月二十四日	3.35港元	5,401,791	—	(5,401,791)	—	
二零零零年一月三日	1.15港元	25,669,565	—	(4,799,999)	20,869,566	(i)
		31,071,356	—	(10,201,790)	20,869,566	
b) 二零零二年購股權計劃						
二零零四年五月二十五日	3.15港元	—	112,454,870	—	112,454,870	(i)
二零零四年七月八日	3.95港元	—	918,800	—	918,800	(ii)
二零零四年九月二十二日	4.20港元	—	5,000,000	—	5,000,000	(i)
		—	118,373,670	—	118,373,670	
		31,071,356	118,373,670	(10,201,790)	139,243,236	

附註：

(i) 於二零零五年十二月三十一日及二零零四年十二月三十一日尚未行使之購股權乃授予董事，並可由每次授出日期起計十年內行使。

(ii) 於二零零五年十二月三十一日及二零零四年十二月三十一日尚未行使之購股權乃授予僱員，並可由每次授出日期起計五年內行使。

附註三十五 儲備

a) 集團

	2005	(重新列賬) 2004
	(港幣千元)	(港幣千元)
股份溢價賬	**4,095,965**	4,081,491
資本贖回儲備賬	**5,771**	5,019
資本儲備賬	**—**	(27,582)
法定儲備賬	**7,548**	—
投資物業重估價值儲備賬	**—**	183,421
投資重估價值儲備賬	**14,552**	—
對沖儲備賬	**1,885**	—
滙兑儲備賬	**5,389**	1,352
損益賬	**2,399,188**	1,976,444
	6,530,298	6,220,145

本集團於截至二零零五年十二月三十一日及二零零四年十二月三十一日止兩個年度儲備之變動於財務報表第五十八頁至第五十九頁之綜合權益變動表中呈列。

股份溢價及資本贖回儲備之運用分別受公司條例第48B條及第49H條規限。

法定儲備乃根據澳門特別行政區之商業法規，若干附屬公司及聯營公司須從其溢利中撥出一部份不可分派之儲備。

投資重估價值儲備乃根據財務報表附註第2(m)項所載可出售投資之會計政策，用作處理在結算日持有之可出售投資之公平價值之累積變動淨值。

對沖儲備乃根據財務報表附註第2(o)項所載現金流量對沖之會計政策，包含用於現金流量對沖的對沖工具之公平價值之累積變動淨值之有效部份，有待往後被確認。

滙兑儲備乃根據財務報表附註第2(w)項所載外幣之會計政策，包含由於折算海外營運公司的財務報表而產生的所有滙兑差異。

附註三十五 儲備(續)

b) 公司

	股份溢價賬 (港幣千元)	資本贖回儲備賬 (港幣千元)	損益賬 (港幣千元)	總額 (港幣千元)
二零零四年一月一日	3,795,658	5,019	817,979	4,618,656
本年度溢利	—	—	134,034	134,034
轉換有擔保可換股債券	264,972	—	—	264,972
行使購股權	21,065	—	—	21,065
發行股份之費用	(204)	—	—	(204)
股息	—	—	(231,323)	(231,323)
二零零四年十二月三十一日	4,081,491	5,019	720,690	4,807,200
本年度溢利	—	—	149,462	149,462
行使購股權	14,500	—	—	14,500
發行股份之費用	(26)	—	—	(26)
回購股份	—	752	(19,578)	(18,826)
回購股份之費用	—	—	(76)	(76)
股息	—	—	(146,142)	(146,142)
二零零五年十二月三十一日	**4,095,965**	**5,771**	**704,356**	**4,806,092**

根據公司條例第79B條規定計算,於結算日本公司可分配予股東之儲備為704,356,000港元(二零零四年:720,690,000港元)。

本公司股東應佔綜合溢利中包括已計入本公司的財務報表的溢利為121,381,000港元(二零零四年:134,034,000港元)。

附註三十六　綜合現金流量表

a) 收購附屬公司權益

	2005 (港幣千元)	2004 (港幣千元)
收購資產淨值		
物業、機器及設備	**138**	—
存貨	**587**	—
	725	—
來自收購之商譽(附註第十九項)	**2,275**	—
	3,000	—
支付方式		
代價	**3,000**	—
代價	**(3,000)**	—
應付代價	**800**	—
收購附屬公司權益的現金流出	**(2,200)**	—

於二零零五年八月十五日，一家由本集團佔百分之八十的附屬公司收購了白洋舍(澳門)有限公司(白洋舍)的百分之百權益，該公司於澳門經營洗衣業務。收購資產淨值之賬面值代表收購日之公平價值。

在收購日至結算日之期間白洋舍為本集團帶來1,603,000港元之收益及551,000港元之虧損。

假設收購於二零零五年一月一日完成，本集團本年度總收益及溢利則分別為2,643,612,000港元及581,366,000港元。以上備考資料僅供說明之用，並不一定能作為假設收購於二零零五年一月一日完成則本集團收益及營運業績會達到的指標，亦不擬此作為對未來業績的預測。

附註三十六 綜合現金流量表（續）

b) 註銷附屬公司權益

	2005 （港幣千元）	2004 （港幣千元）
註銷資產淨值		
現金及銀行結餘	—	176
少數股東權益	—	(79)
	—	97
資本儲備之變現	—	(3,680)
	—	(3,583)
註銷之溢利	—	3,680
	—	97
收取方式		
代價	—	97
已收取代價	—	97
註銷之現金及等同現金	—	(176)
註銷附屬公司權益的現金流出	—	(79)

c) 現金及等同現金之分析

	2005 （港幣千元）	2004 （港幣千元）
投資基金（附註第二十一項及第二十項）	**13,581**	57,890
現金及銀行結餘（附註第二十八項）	**3,864,250**	3,872,661
	3,877,831	3,930,551
超過三個月之銀行存款	—	(750)
綜合現金流量表內之現金及等同現金	**3,877,831**	3,929,801

於結算日，現金及等同現金包括附屬公司持有的現金及銀行結餘16,355,000港元（二零零四年：18,860,000港元），該等款項因受貨幣兌換限制，不能自由地滙出予本集團。

d) 主要非現金交易

(i) 年內，本集團訂立買賣協議收購建城投資有限公司之全部已發行股本，其主要資產為基城投資有限公司（基城）的百分之五十一權益。基城間接全資擁有拾富物業股份有限公司（拾富）。拾富擁有位於澳門外港新填海區B區B2街區B地段的物業地盤的土地特許權。本公司將發行估計為97,591,776股本公司之普通股以作為收購代價的一部份。

(ii) 年內，由投資公司派出的60,543,000港元之股息收入中部份透過與該公司的往來賬戶支付。

附註三十七　分類資料

業務分類

	集團					
	2005					
	運輸 (港幣千元)	地產 (港幣千元)	酒店及消閒 (港幣千元)	投資及其他 (港幣千元)	各分類間之對銷 (港幣千元)	綜合 (港幣千元)
營業額及收益						
對外營業額	1,638,103	496,655	257,895	96,365	—	2,489,018
各分類間之營業額	77,144	1,739	30,264	—	(109,147)	—
其他收益	27,098	2,177	807	21,596	—	51,678
	1,742,345	500,571	288,966	117,961	(109,147)	2,540,696
分類業績	187,990	145,928	28,239	90,322	—	452,479
投資物業公平價值之變動	—	134,483	—	—	—	134,483
未分配收入						18,667
未分配支出						(98,345)
利息收入						100,533
經營溢利						607,817
融資成本						(33,725)
所佔聯營公司業績	354	12,205	57,415	1,631	—	71,605
所佔共同控制企業業績	4,186	(475)	(5,149)	—	—	(1,438)
除税前溢利						644,259
税項						(63,266)
除税後溢利						580,993
資產						
分類資產	2,222,997	5,023,592	559,078	1,163,562	(21,455)	8,947,774
聯營公司	3,154	(258)	192,228	1,831	—	196,955
共同控制企業	18,796	16,290	(20,533)	—	—	14,553
未分配資產						2,696,509
總資產						11,855,791
負債						
分類負債	291,760	550,587	28,732	796	(21,455)	850,420
未分配負債						2,042,245
總負債						2,892,665
其他資料						
資本性支出	113,856	19,873	11,726	640		
折舊	112,832	2,831	2,830	241		
租賃土地攤銷	2,976	172	10,417	—		
應收賬款之減值虧損	—	12	3,606	—		

附註三十七　分類資料（續）

業務分類

集團

（重新列賬）
2004

	運輸（港幣千元）	地產（港幣千元）	酒店及消閒（港幣千元）	投資及其他（港幣千元）	各分類間之對銷（港幣千元）	綜合（港幣千元）
營業額及收益						
對外營業額	1,577,307	1,895,492	153,123	123,208	—	3,749,130
各分類間之營業額	9,569	1,600	7,070	—	(18,239)	—
其他收益	72,523	3,921	430	11,855	—	88,729
	1,659,399	1,901,013	160,623	135,063	(18,239)	3,837,859
分類業績	243,226	550,798	9,180	121,585	—	924,789
未分配收入						17,122
未分配支出						(77,973)
利息收入						11,875
經營溢利						875,813
融資成本						(12,850)
投資虧損						(48,543)
所佔聯營公司業績	—	38,773	24,629	1,980	—	65,382
所佔共同控制企業業績	3,439	84	1,159	(7,091)	—	(2,409)
除稅前溢利						877,393
稅項						(79,489)
除稅後溢利						797,904
資產						
分類資產	2,010,288	5,652,219	536,292	1,038,669	(2,156)	9,235,312
聯營公司	—	21,238	63,395	(17,605)	—	67,028
共同控制企業	12,810	16,765	(15,384)	—	—	14,191
未分配資產						2,827,115
總資產						12,143,646
負債						
分類負債	236,665	895,864	51,368	744	(2,156)	1,182,485
未分配負債						2,435,940
總負債						3,618,425
其他資料						
資本性支出	16,330	7,445	5,724	101		
折舊	131,609	4,160	8,138	953		
租賃土地攤銷	2,976	172	10,417	—		
商譽攤銷	—	—	1,140	3,068		
撥回有擔保可換股債券之利息及贖回溢價準備	—	88,220	—	—		

附註三十七　分類資料(續)

地區分類

集團

	香港 (港幣千元)	澳門 (港幣千元)	其他 (港幣千元)	綜合 (港幣千元)
2005				
營業額及收益	**1,481,336**	**897,574**	**161,786**	**2,540,696**
分類資產	**9,261,575**	**2,057,224**	**536,992**	**11,855,791**
資本性支出	**118,338**	**26,374**	**2,060**	
2004(重新列賬)				
營業額及收益	2,826,278	885,927	125,654	3,837,859
分類資產	9,721,281	1,868,872	553,493	12,143,646
資本性支出	23,595	1,103	5,235	

附註三十八 重大關連人士交易

a) 年內重大關連人士交易詳情如下：

	附註	2005 (港幣千元)	2004 (港幣千元)
澳門娛樂集團	(i)		
澳門娛樂股息收入		**93,341**	115,518
售予澳門娛樂集團船票	*	**474,104**	473,966
就澳門娛樂集團購買的船票向澳門娛樂集團授出的折扣	*	**23,594**	23,698
就澳門娛樂集團銷售的船票向澳門娛樂集團支付的佣金	*	**15,388**	15,744
就管理酒店及澳門旅遊塔會展娛樂中心(澳門塔)向澳門娛樂收取的費用	*	**37,134**	38,646
就澳門船務向澳門娛樂集團購入燃料	*	**189,269**	126,063
澳門娛樂集團代本集團收取在澳門銷售船票及提供有關服務的金額		**310,129**	315,447
就澳門船務開支向澳門娛樂集團償還的金額		**145,590**	137,890
澳門娛樂集團償還其分享的員工開支及行政資源		**29,725**	28,821
澳門娛樂償還管理澳門塔的金額		**17,380**	46,796
聯營公司			
付予聯營公司之保險費		**33,992**	31,553
共同控制企業			
代共同控制企業收取渡輪乘客處理費		**32,190**	19,166
主要管理人員			
根據與新世界發展有限公司(新世界發展)之共同控制企業訂立的渡輪服務合作協議而收取的費用	(ii) *	**30,000**	30,000
董事酬金	(iii)		
薪金及其他短期僱員福利		**27,711**	28,633
退休福利		**1,072**	1,031
其他關連人士			
就出售船票而付予香港中國旅行社有限公司(香港中旅)的佣金	(iv) *	**28,675**	27,901
香港中旅代本集團收取銷售船票及提供有關服務的淨收入		**127,079**	138,575

* *此項關連人士交易按香港聯合交易所有限公司證券上市規則亦構成須披露之持續關連交易。*

附註三十八　重大關連人士交易(續)

b) 於結算日，本集團與關連人士之往來款如下：

	附註	2005 (港幣千元)	2004 (港幣千元)
澳門娛樂集團	(i)		
應收／(應付)澳門娛樂集團淨額	(v)	**7,956**	(22,899)
澳門娛樂向附屬公司提供之少數股東貸款	(vi)	**100,000**	100,000
聯營公司			
聯營公司欠款	(vii)	**302,611**	296,225
共同控制企業			
共同控制企業欠款	(viii)	**34,280**	31,670
應付共同控制企業之建築成本	(ix)	**40,362**	79,854
主要管理人員			
新世界發展向附屬公司提供之少數股東貸款	(x)	**176,172**	263,338
何鴻燊博士實益擁有之公司向附屬公司提供之少數股東貸款	(xi)	**117,907**	125,107
其他關連人士			
新鴻基地產發展有限公司(新地)向附屬公司提供之少數股東貸款	(x)	**533,701**	824,300

附註：

(i) 本公司董事何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士、何超瓊女士及岑康權先生擁有澳門娛樂之實益權益。何鴻燊博士、拿督鄭裕彤博士(一企業董事之委任代表)、莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事。澳門娛樂為本公司主要股東之一。

(ii) 拿督鄭裕彤博士為新世界發展主席。

(iii) 董事酬金之詳情披露於財務報表附註第七項。

(iv) 香港中旅為香港中旅國際投資有限公司之附屬公司。香港中旅國際投資有限公司為一家附屬公司的少數股東。

(v) 應收／(應付)澳門娛樂集團淨額包括無抵押免息往來賬及貿易及其他應收應付賬款。

(vi) 附屬公司信德娛樂服務股份有限公司持有澳門氹仔一地盤的發展權。該附屬公司由本集團佔百分之八十，澳門娛樂佔百分之二十。少數股東貸款屬無抵押、免息及無固定還款期。

(vii) 聯營公司欠款屬無抵押及無固定還款期。

其中291,475,000港元(二零零四年：264,542,000港元)以年利率百分之六計息，而餘額則免息。相關的利息收入為16,746,000港元(二零零四年：15,646,000港元)，其中14,138,000港元(二零零四年：14,325,000港元)於結算日尚未償還。

附註三十八 重大關連人士交易(續)

(viii) 共同控制企業欠款屬無抵押。

其中7,200,000港元(二零零四年:無)以年利率百分之五計息,而餘額則免息。

其中9,200,000港元(二零零四年:無)預期在一年內償還,而餘額則無固定還款期。相關的利息收入為360,000港元(二零零四年:無)並於結算日尚未償還。

(ix) 應付建築成本指應付發展昇悅居的主要承建商之款項。

(x) 附屬公司隆益投資有限公司(隆益)及Treasure Peninsula Limited (TPL)分別持有寶翠園發展項目及為寶翠園買家提供二按貸款。隆益及TPL均由本集團佔百分之五十一,新地佔百分之二十九,新世界發展佔百分之十,無關連第三者佔百分之十。新世界發展及新地向隆益提供之少數股東貸款屬無抵押,以香港銀行同業拆息加百分之零點五八之年利率計息及無固定還款期。新世界發展及新地向TPL提供之少數股東貸款屬無抵押,免息及無固定還款期。

新地亦向附屬公司Onluck Finance Limited (OFL)提供少數股東貸款。OFL為昇悅居買家提供二按貸款。OFL由本集團佔百分之六十四點五六,新地佔百分之三十五點四四。少數股東貸款屬無抵押,免息及無固定還款期。

(xi) 附屬公司信德文化廣場有限公司(信德文化)擁有廣州信德商務大廈百分之百權益。信德文化由本集團佔百分之六十,一家由何鴻燊博士擁有實益權益的公司佔百分之四十。少數股東貸款屬無抵押,免息及無固定還款期。

附註三十九 公積金計劃

本集團已根據強制性公積金計劃條例於二零零零年十二月設立強制性公積金(強積金)計劃。由於本集團現行之公積金計劃已獲豁免,所有員工均可選擇加入強積金計劃或維持原有計劃。如員工選擇加入強積金計劃,本集團和員工均須以僱員有關入息(以20,000港元為上限)之百分之五作為供款。員工可選擇高於此最低供款額之自願性供款。

除強積金計劃外,本集團亦有定額供款之公積金計劃,包括所有不選擇加入強積金計劃之合資格員工。本集團和員工均須以僱員之每月基本薪金之百分之五作為供款。

上述強積金計劃及定額供款之公積金計劃之資產均由獨立之信託人管理。本集團於截至二零零五年十二月三十一日止年度之損益賬中扣除之供款為22,008,000港元(二零零四年:21,054,000港元)。兩年均沒有因員工退出定額供款之公積金計劃而被沒收僱主公積金供款以抵銷本集團之供款。於結算日,本集團有22,219,000港元(二零零四年:20,459,000港元)之沒收供款可供使用,以抵銷日後本集團對有關計劃的供款。

附註四十　承擔

a) 資本承擔

	集團		公司	
	2005	2004	2005	2004
	（港幣千元）	（港幣千元）	（港幣千元）	（港幣千元）
已簽約但未撥備				
資本性支出	**39,085**	32,337	**—**	—
共同控制企業資本注資	**6,490**	6,368	**6,490**	6,368
	45,575	38,705	**6,490**	6,368

於結算日，本集團有以下承擔：

(i) 支付現金750,000,000港元及發行148,883,374股本公司之普通股，用作收購將持有澳門南灣澳門塔毗鄰物業地盤土地發展權之公司之全部已發行股本。

(ii) 發行估計為97,591,776股本公司之普通股，用作收購建城投資有限公司之全部已發行股本，其主要資產為基城的百分之五十一權益。基城間接全資擁有拾富。拾富擁有位於澳門外港新填海區B區B2街區B地段的物業地盤的土地特許權。

除以上所述外，本集團所佔共同控制企業本身之資本承擔如下：

	集團	
	2005	2004
	（港幣千元）	（港幣千元）
已簽約但未撥備	—	16
已批准但未簽約	—	7
	—	23

附註四十 承擔(續)

b) 租賃承擔

不能取消之營運租約下，來年應付最低租金總額如下：

	集團 2005 (港幣千元)	集團 2004 (港幣千元)
第一年內	**4,379**	3,655
第二至第五年內	**3,333**	5,151
第五年後	**494**	1,153
	8,206	9,959

按營運租賃持有土地之租賃安排概列於財務報表附註第十五項、第二十四項及第二十五項。除此等租賃外，本集團之營運租約期介乎一年至七年。

c) 來年應收最低租金

不能取消之營運租約下，來年應收最低租金總額如下：

	集團 2005 (港幣千元)	集團 2004 (港幣千元)
第一年內	**97,057**	88,395
第二至第五年內	**115,892**	148,899
第五年後	**33,589**	40,951
	246,538	278,245

本集團之營運租約期介乎一年至十年。

d) 本集團簽訂多項合約以完成地產發展項目，於結算日此等合約下之承擔總值為95,592,000港元(二零零四年：1,391,000港元)。

附註四十一　或然負債

	集團		公司	
	2005	2004	2005	2004
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)
本公司為附屬公司取得信貸向 第三者提供擔保	**—**	—	**753,200**	984,500
未支付信用狀	**3,880**	349	**—**	—

除以上所述者外，本集團在一份營運協議下為共同控制企業尚欠第三者款項向此第三者提供擔保。於結算日，本集團所佔此等或然負債為1,557,000港元(二零零四年：845,000港元)。

附註四十二　財務風險管理

本集團採用穩健的財務風險管理政策及注重減低對本集團表現的潛在不利影響。本集團之業務承擔下列風險：

a) 利率風險

本集團因計息資產及負債受利率變動之影響而承擔利率風險。下表載列本集團於二零零五年十二月三十一日及二零零四年十二月三十一日按到期日劃分承擔利率風險之財務工具之賬面值：

	不超過一年 (港幣千元)	超過一年，但少於兩年 (港幣千元)	超過兩年，但少於五年 (港幣千元)	超過五年 (港幣千元)	沒有固定還款期 (港幣千元)	總額 (港幣千元)	實際年利率 %
2005							
浮息							
應收按揭貸款	**21,001**	**14,219**	**44,570**	**224,310**	**—**	**304,100**	**9.89**
可出售投資	**—**	**—**	**13,679**	**6,853**	**—**	**20,532**	**4.36**
銀行結餘	**168,063**	**—**	**—**	**—**	**—**	**168,063**	**2.23**
銀行借貸	**166,995**	**194,742**	**654,982**	**—**	**—**	**1,016,719**	**4.67**
少數股東貸款	**—**	**—**	**—**	**—**	**26,950**	**26,950**	**4.63**
定息							
聯營公司欠款	**—**	**—**	**—**	**—**	**291,475**	**291,475**	**6.00**
共同控制企業欠款	**7,200**	**—**	**—**	**—**	**—**	**7,200**	**5.00**
可出售投資	**15,457**	**—**	**9,380**	**—**	**—**	**24,837**	**4.42**
銀行存款	**3,616,566**	**—**	**—**	**—**	**—**	**3,616,566**	**4.07**
2004							
浮息							
應收按揭貸款	28,116	59,663	174,404	739,496	—	1,001,679	7.09
投資	—	—	15,561	3,900	—	19,461	6.85
銀行結餘	157,885	—	—	—	—	157,885	0.15
銀行借貸	784,329	145,099	350,324	—	—	1,279,752	0.85
少數股東貸款	—	—	—	—	24,141	24,141	0.81
定息							
聯營公司欠款	—	—	—	—	264,542	264,542	6.00
投資	19,767	7,765	—	—	—	27,532	6.28
銀行存款	3,482,268	—	—	—	—	3,482,268	0.43

附註四十二　財務風險管理(續)

b) 貨幣風險

本集團因持有以美元、澳門幣、人民幣及新加坡元為單位的財務資產而承擔貨幣風險。由於美元及澳門幣與港元掛鈎，本集團董事並不預期美元／港元及澳門幣／港元的匯率會有重大變動。至於人民幣及新加坡元等其他貨幣，因為以此等貨幣為單位之交易量並不重大，本集團董事認為所承擔之貨幣風險為低。下表載列本集團於二零零五年十二月三十一日及二零零四年十二月三十一日承擔貨幣風險之財務工具之賬面值：

	貨幣單位				
	美元 (港幣千元)	澳門幣 (港幣千元)	人民幣 (港幣千元)	新加坡元 (港幣千元)	總計 (港幣千元)
2005					
可出售投資	**73,920**	**61**	**—**	**251**	**74,232**
其他非流動資產	**14,930**	**—**	**—**	**—**	**14,930**
銀行存款	**599,090**	**—**	**—**	**—**	**599,090**
現金及銀行結餘	**4,434**	**6,634**	**15,289**	**6,107**	**32,464**
2004					
可出售投資	120,804	61	—	264	121,129
銀行存款	229,794	—	—	—	229,794
現金及銀行結餘	17,855	2,630	11,650	—	32,135

c) 價格風險

本集團因持有上市股本證券為可出售投資的一部份而承擔股本價格風險。本集團亦因持有若干財務工具而承擔商品價格風險，此等財務工具之資料載於財務報表附註第二十三項。

d) 信貸風險

本集團並無高度集中之信貸風險。本集團董事認為交易對手均擁有高度之信貸可信性，故此可出售債務證券、現金及等同現金和衍生財務工具之信貸風險有限。貿易應收賬款按財務報表附註第二十六項所載之信貸政策管理。

e) 流動性風險

本集團的政策乃安排足夠資金，以作為營運資金及投資項目的所需現金。此外，本集團亦有備用之銀行融資以應付突發事項的需要。

f) 燃料對沖

本集團參與燃料對沖活動，以減低燃料價格波動的風險。為達到此目標，本集團的政策允許在認可交易對手及於認可對沖量內審慎使用認可衍生工具(如掉期及期權)。此等衍生工具僅用於風險管理用途，並不會使本集團承擔市場風險，因其任何市值上的變動將會被用以對沖的燃料成本的變動所抵銷。本集團之對沖衍生工具載於報表附註第二十七項。

附註四十三　結算日後事項

本集團認購Groupax Limited (Groupax)百分之六十四股權。Groupax 持有Macau Asia Express Limited (MAEL)百分之四十九權益。本集團實際實益擁有MAEL百分之三十一點三六股權。本集團所佔之初期投資成本約為73,400,000港元。

於二零零六年三月十四日，本集團為其澳門項目簽訂5,000,000,000港元之財團融資貸款。

附註四十四　通過財務報表

本財務報表經董事會於二零零六年四月二十四日通過。

	註冊地點／主要經營地點	發行及已繳足普通股本／註冊資本	集團所佔股權百分比	主要業務
運輸				
信德輪船有限公司	香港	2港元	100	投資控股
Interdragon Ltd.	英屬處女群島	10,000美元	60	投資控股
信德中旅船務投資有限公司	英屬處女群島	10,000美元	42.6	投資控股
Glowfield Group Ltd.	英屬處女群島	27美元	42.6	投資控股
信德中旅輪船有限公司	英屬處女群島	2美元	42.6	投資控股
信德中旅船務管理有限公司	香港／	200港元	42.6	船務管理
	香港－澳門	1,000,000港元+		
海洋造船工程有限公司	香港	200港元	42.6	建造及修理船舶
		100,000港元+		
華顯投資有限公司	香港／	2港元	42.6	航運
	香港－澳門	2港元+		
遠東水翼船務有限公司	香港／	2,000港元	42.6	航運
	香港－澳門	5,000,000港元+		
港澳飛翼船有限公司	香港／	10,000,000港元	42.6	航運
	香港－澳門			
Ravenser Enterprises Ltd.	香港／	20港元	42.6	航運
	香港－澳門	1,000,000港元+		
大德興船務有限公司	香港／	200港元	42.6	航運
	香港－澳門	5,200,000港元+		
地產－香港				
信德發展有限公司	香港	27,840,000港元	100	投資控股
Bonsuric Co. Ltd.	香港	2港元	100	物業發展
Garraton Investment Ltd.	香港	1,000港元	100	物業投資
Goform Ltd.	香港	2港元	100	物業投資
可時發展有限公司	香港	2港元	100	物業投資
Iconic Palace Ltd.	香港	20港元	100	物業投資及發展
Shun Tak Property Investment & Management Holdings Ltd.	香港	2港元	100	物業投資及管理
隆益投資有限公司	香港	100港元	51	物業投資及發展
Treasure Peninsula Ltd.	香港	1,000港元	51	二按貸款
怡輝信德建築聯營有限公司**	香港	2港元^	50	物業建築工程

	註冊地點／主要經營地點	發行及已繳足普通股本／註冊資本	集團所佔股權百分比	主要業務
地產－澳門				
Eversun Co. Ltd.	香港／澳門	200港元	100	物業投資
氹仔城市發展有限公司	澳門	澳門幣 10,000,000元#	25	物業投資及發展
地產－國內				
信德文化廣場有限公司	香港	10港元	60	投資控股
廣州信德房地產有限公司**	中國	130,000,000港元@	60	物業投資及發展
酒店及消閒				
Florinda Hotel International Ltd.	英屬處女群島／澳門	1美元	100	酒店管理
信德旅遊有限公司	香港	2,000,000港元	100	旅行社服務
信德娛樂服務股份有限公司	澳門	澳門幣 1,000,000元	80	物業持有
Excelsior-Hoteis e Investimentos, Limitada**	澳門	澳門幣 20,000,000元#	50	經營酒店
海島旅遊發展有限公司	澳門	澳門幣 200,000,000元#	35	酒店及高爾夫球會所業務
財務				
信德財務有限公司	香港	2港元	100	財務管理
Shun Tak Finance (Overseas) Ltd.	澤西	12美元 26,360美元*	100 100	財務管理
其他				
信德科技投資有限公司	香港	2港元	100	投資控股
Step Ahead International Ltd.	英屬處女群島／香港	1美元	100	一般投資

上表所列乃董事認為對本集團之業績及資產淨值有相當影響之主要附屬公司、聯營公司及合營投資。以董事之意見，若將全部附屬公司、聯營公司及合營投資之詳細資料列出，則會過於冗長。

除信德輪船有限公司、信德發展有限公司、Shun Tak Property Investment & Management Holdings Ltd.、信德科技投資有限公司及Step Ahead International Ltd.為本公司直接擁有的全資附屬公司外，上表所列其他附屬公司、聯營公司及合營投資均為間接擁有。

+ *沒有投票權之遞延權益股*
* *可贖回優先股*
@ *註冊資本*
\# *聯營公司*
^ *合營投資*
** *非由羅兵咸永道會計師事務所有限公司審核之公司*

	2005	(重新列賬) 2004	(重新列賬) 2003	(重新列賬) 2002	(重新列賬) 2001
	(港幣百萬元)	(港幣百萬元)	(港幣百萬元)	(港幣百萬元)	(港幣百萬元)
綜合損益表					
營業額	**2,489**	3,749	5,151	5,015	5,339
本公司股東應佔溢利	**364**	480	327	378	276
股息總額	**146**	231	97	148	78
綜合資產負債表					
非流動資產	**6,388**	6,595	7,478	7,872	6,033
流動資產	**5,468**	5,548	5,429	7,498	9,885
流動負債	**(780)**	(1,421)	(1,296)	(2,176)	(1,318)
非流動負債	**(2,113)**	(2,197)	(3,832)	(5,552)	(8,194)
資產淨值	**8,963**	8,525	7,779	7,642	6,406
股本	**520**	520	486	486	389
儲備	**6,530**	6,220	5,875	5,698	5,226
擬派股息	**94**	135	68	68	47
本公司股東應佔權益	**7,144**	6,875	6,429	6,252	5,662
少數股東權益	**1,819**	1,650	1,350	1,390	744
權益總值	**8,963**	8,525	7,779	7,642	6,406
發行及已繳足股份 數目(百萬股)	**2,082**	2,080	1,942	1,942	1,554
業績數據					
每股盈利(港仙)					
一基本	**17.5**	23.7	16.8	20.5	16.5
一攤薄後	**16.8**	22.7	16.7	20.5	不適用
每股股息(港仙)					
一中期	**2.5**	4.5	1.5	3.5	2.0
一末期	**4.5**	6.5	3.5	3.5	3.0
盈利派息比率	**2.5**	2.2	3.4	2.9	3.3
流動資產與流動負債比率	**7.0**	3.9	4.2	3.4	7.5
資本與負債比率(%)	**—**	—	—	25.6	61.7
本公司股東應佔權益回報率(%)	**5.1**	7.0	5.1	6.0	4.9
每股資產淨值(港元)	**4.3**	4.1	4.0	3.9	4.1

於二零零一年至二零零四年之少數股東應佔權益於權益內呈列(以往於資產淨值內呈列),因此二零零一年至二零零四年的資產淨值及每股之資產淨值經重新列賬。此外,二零零四年之比較數字因依從於二零零五年一月一日或之後開始之會計期間生效之新訂香港財務報告準則而經重新列賬。

發行及已繳足股份數目乃根據結算日已發行股份釐定。

資本與負債比率即淨借貸與本公司股東應佔權益之比例。

	2005	2004	2003	2002	2001
各部門職員					
總公司	**177**	147	129	123	128
運輸	**1,741**	1,669	1,654	1,701	1,756
地產	**245**	230	263	170	125
酒店及消閒	**125**	72	63	99	92

茲通告信德集團有限公司訂於二零零六年六月十三日(星期二)下午三時假座香港中環干諾道中200號信德中心招商局大廈一樓澳門賽馬會會所黃金閣召開股東週年常會，商議下列事項：

一. 省覽及通過截至二零零五年十二月三十一日止財政年度經審核之財政報告、董事會報告及核數師報告。

二. 宣派末期股息。

三. 重選董事並釐定董事酬金。

四. 續聘核數師並釐定其酬金。

五. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

普通決議案

「**動議**：

(甲) 在本決議案(乙)段之限制下，批准一般性及無條件授權本公司董事會在有關期間內行使權力以購回本公司股份；

(乙) 本公司根據本決議案(甲)段之批准按香港公司股份購回守則在香港聯合交易所有限公司或由證券及期貨事務監察委員會及香港聯合交易所有限公司就購回股份而認可之任何其他證券交易所購回之股份面值總額不得超過本決議案獲通過當日本公司已發行股本面值總額之百分之十，而上述之批准亦須受此限制；

(丙) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力。」

六. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

普通決議案

(一)「動議：

(甲)在本決議案(丙)段之限制下，根據公司條例第57B條，批准一般性及無條件授權本公司董事會在有關期間內行使本公司之權力以便配發、發行及處置本公司股本中之額外股份，並作出或授予可能需要行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(乙)本決議案(甲)段之批准授權本公司董事會在有關期間作出或授予可能須於有關期間以後行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(丙)本公司董事會依據本決議案(甲)段批准配發或同意有條件或無條件配發(不論是否依據行使期權而配發者)之股本面值總額，惟不包括(i)供股、(ii)根據行使由本公司發行附有權利認購或可轉換為本公司股份之任何現有認股權證、債券、債權證、票據及其他證券之認購權或換股權、(iii)當時或將獲採納授予或發行本公司股份或購買本公司股份之權利之任何購股權計劃或類似安排或(iv)任何根據本公司組織章程細則而作出以配發股份代替本公司派發之全部或部份股息之以股代息計劃或類似安排，不得超過下列各項之總額：

(aa) 本決議案通過當日本公司已發行股本面值總額之百分之二十，另加；

(bb)(倘本公司董事會獲本公司股東另行通過普通決議案授權)在本決議案獲通過後本公司購回之本公司股本面值(最高以本決議案通過當日本公司已發行股本面值總額之百分之十為限)，而上述之批准亦須受此限制；

(丁) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力；及

「供股」指本公司董事會於其所訂定之期間內向於其一指定記錄日期已名列本公司股東名冊之股份持有人(及，如適用，向本公司其他證券之合資格持有人)，按彼等當時持有該等本公司股份(或，如適用，該等其他證券)之比例向彼等配股或發行有權認購本公司股份之期權，認股權證或其他證券(惟在所有情況下本公司董事會有權就零碎配額，或經考慮適用於本公司任何地域之法律之任何限制或責任或任何認可監管機構或證券交易所之規定後，作出其認為必須或權宜之豁免或其他安排)。」

(三)「**動議**批准授予本公司董事會行使本會議通告第六項所載第(一)項決議案(甲)段所述之本公司權力並就該決議案(丙)段之中(bb)分段所述之本公司股本事宜而行使該權力。」

承董事會命

曾美珠

公司秘書

香港，二零零六年四月二十八日

註冊辦事處：
香港中環
干諾道中200號
信德中心
西座39字頂樓

附註：

一. 凡有權出席上述通告召開常會及投票之本公司股東，均有權委任一位或兩位代表出席及於投票表決時代其投票，受委代表毋須為本公司股東。

二. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（指如有而言）或由公證人簽署證明之該授權書或授權文件副本，最遲須於常會或其續會召開時間四十八小時前送回本公司註冊辦事處，方為有效。

三. 本公司將由二零零六年六月八日（星期四）至二零零六年六月十三日（星期二），首尾兩天包括在內，暫停辦理股份過戶登記手續；在該段其間內，所有轉讓均不被接納。為確定有權享有末期股息之資格，所有轉讓文件連同有關之股票最遲須於二零零六年六月七日（星期三）下午四時前送達本公司股份過戶登記處，地址為香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司。

四. 關於上述第五項議程，董事會特請股東注意一份將連同二零零五年年報一併寄予各股東之通函，該份通函將列出香港聯合交易所有限公司上市規則有關購回股份之重要條款。股東授予董事會購回股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。

五. 關於上述第六項議程，董事會特表明現時並無計劃發行本公司任何額外新股（依據第（一）項決議案（丙）段所載第(ii)、(iii)或(iv)項議程而配發者除外）。股東授予董事會發行股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。

SHUN TAK HOLDINGS LIMITED

Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

信德集團有限公司

香港中環干諾道中二百號
信德中心西座三十九字頂樓

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 242)

2005 Annual Results Announcement

GROUP RESULTS

The Group's audited profit attributable to equity holders of the Company for the year ended 31 December 2005 amounted to HK$364.4 million, a decrease of 24.1% over 2004 profit of HK$480.3 million, as restated. Basic earnings per share were HK 17.5 cents (2004: HK 23.7 cents, as restated).

DIVIDENDS

A final dividend of HK 4.5 cents (2004: HK 6.5 cents) per share has been proposed. In addition to the interim dividend of HK 2.5 cents (2004: HK 4.5 cents) per share previously paid, the total dividends for the year amounted to HK 7.0 cents (2004: HK 11.0 cents) per share.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Note	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Turnover	3	**2,489,018**	3,749,130
Other revenues		**152,211**	100,604
Other income		**18,667**	105,342
		2,659,896	3,955,076
Cost of inventories sold or consumed		**(740,272)**	(1,692,944)
Staff costs		**(544,013)**	(555,857)
Depreciation and amortisation		**(132,634)**	(163,022)
Other costs		**(769,643)**	(667,440)
Fair value changes on investment properties		**134,483**	—
Operating profit	3, 4	**607,817**	875,813
Finance costs	5	**(33,725)**	(12,850)
Investment loss		—	(48,543)
Share of results of associates		**71,605**	65,382
Share of results of jointly controlled entities		**(1,438)**	(2,409)
Profit before taxation		**644,259**	877,393
Taxation	6	**(63,266)**	(79,489)
Profit after taxation		**580,993**	797,904
Attributable to:			
Equity holders of the Company		**364,390**	480,303
Minority interests		**216,603**	317,601
		580,993	797,904
Dividends		**146,142**	231,323
Earnings per share (HK cents)	7		
— basic		**17.5**	23.7
— diluted		**16.8**	22.7

CONSOLIDATED BALANCE SHEET
At 31 December

	Note	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Non-current assets			
Property, plant and equipment		**936,855**	924,367
Investment properties		**2,912,255**	2,756,359
Leasehold land		**601,782**	615,347
Associates		**196,955**	67,028
Jointly controlled entities		**14,553**	14,191
Goodwill		**2,275**	—
Investments		**—**	914,584
Available-for-sale investments		**1,057,684**	—
Mortgage loans receivable		**283,099**	973,563
Deferred tax assets		**11,285**	2,725
Other non-current assets		**370,951**	326,802
		6,387,694	6,594,966
Current assets			
Properties under development		**1,026,554**	909,521
Inventories		**235,674**	451,201
Trade and other receivables	8	**303,049**	236,955
Investments		**—**	77,657
Available-for-sale investments		**29,038**	—
Derivative financial instruments		**5,363**	—
Taxation recoverable		**4,169**	685
Cash and bank balances		**3,864,250**	3,872,661
		5,468,097	5,548,680
Current liabilities			
Bank borrowings		**166,995**	784,329
Trade and other payables	8	**519,243**	535,661
Provision for employee benefits		**28,222**	27,940
Taxation payable		**65,211**	73,492
		779,671	1,421,422
Net current assets		**4,688,426**	4,127,258
Total assets less current liabilities		**11,076,120**	10,722,224
Non-current liabilities			
Bank borrowings		**849,724**	495,423
Deferred tax liabilities		**158,412**	125,496
Loans from minority shareholders		**1,104,858**	1,576,084
		2,112,994	2,197,003
Net assets		**8,963,126**	8,525,221
Equity			
Share capital		**520,505**	520,007
Reserves		**6,530,298**	6,220,145
Proposed dividends		**93,691**	135,202
Equity attributable to equity holders of the Company		**7,144,494**	6,875,354
Minority interests		**1,818,632**	1,649,867
Total equity		**8,963,126**	8,525,221

NOTES TO THE FINANCIAL STATEMENTS

Note 1 Basis of preparation and accounting policies

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs, which also include Hong Kong Accounting Standards (HKASs) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2004 except as described in note 2 below.

Note 2 Impact of New Hong Kong Financial Reporting Standards

The major changes in accounting policies upon the adoption of the new HKFRSs and the application of the relevant transitional provisions are summarised as follows:

a) The adoption of HKASs 2, 7, 8, 10, 12, 14, 18, 19, 21, 23, 24, 28, 31, 33, 36, 37 and HK-Int 4 has not resulted in substantial changes to the Group's accounting policies. In summary:

(i) HKASs 2, 7, 10, 12, 14, 18, 19, 21, 23, 33, 36, 37 and HK-Int 4 have no material effect on the Group's accounting policies.

(ii) HKASs 8, 28 and 31 affect certain disclosures of the financial statements.

(iii) HKAS 24 affects the identification of related parties and the disclosure of related party transactions.

b) The adoption of HKAS 1 and HKAS 27 affects certain presentation in the consolidated profit and loss account, consolidated balance sheet and consolidated statement of changes in equity, including the following:

(i) Investment properties, which were previously included in fixed assets, are now presented separately on the consolidated balance sheet.

(ii) Shares of taxation of associates and jointly controlled entities, which were previously included in total taxation, are now included in the shares of results of associates and jointly controlled entities respectively.

(iii) On the consolidated balance sheet, minority interests are now shown within equity. On the consolidated profit and loss account, minority interests are presented as an allocation of the total profit or loss for the year.

c) The adoption of HKAS 16 and HK-Int 2 has resulted in a change in the accounting policy of hotel properties. In prior years, no depreciation was provided on hotel properties owned by the Group's associates, and share of results and net assets of associates were stated on this basis.

Following the adoption of HKAS 16 and HK-Int 2, hotel properties owned by the Group's associates are stated at cost less accumulated depreciation and any accumulated impairment losses, and share of results and net assets of associates are stated on this new basis. This change in accounting policy has been applied retrospectively. Share of results of associates was decreased by HK$14,565,000 (2004: HK$11,960,000).

d) The adoption of HKAS 17 has resulted in a change in accounting policy of leasehold land. In prior years, leasehold land and buildings were included in fixed assets and stated at cost or directors' valuation less accumulated depreciation and any accumulated impairment losses. No depreciation was provided on leasehold land and buildings not yet put to effective use.

Following the adoption of HKAS 17, leasehold land and buildings are split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land and the building elements at the inception of the leases. Leasehold land is reclassified from property, plant and equipment (previously known as fixed assets) and stated at cost and amortised over the period of the leases on a straight-line basis, whereas leasehold buildings are stated at cost less accumulated depreciation and any accumulated impairment losses. This change in accounting policy has been applied retrospectively, with a corresponding adjustment to retained profits and capital reserve as appropriate. Amortisation of leasehold land was increased by HK$9,895,000 (2004: HK$9,895,000).

e) The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy of financial instruments.

(i) *Investments in debt and equity securities*

In prior years, investments in debt and equity securities were classified as investment securities and other investments, which were stated at cost less any accumulated impairment losses and at fair value respectively. Any impairment losses on investment securities and changes in fair value of other investments were recognised in the profit and loss account.

Following the adoption of HKAS 39, non-trading investments classified as available-for-sale investments are stated at fair value, changes in which are recognised in equity. An exception is investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. They are measured at cost less any accumulated impairment losses. In accordance with the transitional provisions in HKAS 39, at 1 January 2005, investment securities, other investments and liquid funds at 31 December 2004 were redesignated as available-for-sale investments and measured at fair value or cost less any accumulated impairment losses as appropriate, with a corresponding adjustment to retained profits. Other costs were increased by HK$15,249,000 (2004: nil).

(ii) *Derivative financial instruments*

In prior years, derivatives entered into by management to hedge commodity price risk were recognised on a cash basis. Following the adoption of HKAS 39, derivatives are stated at fair value. Changes in fair value of non-hedging derivatives are recognised in the profit and loss account. Changes in fair value of derivatives held as hedging instruments in a cash flow hedge are recognised in equity to the extent that the hedge is effective. Any ineffective portion of the changes in fair value of derivatives is recognised in the profit and loss account. In accordance with the transitional provisions in HKAS 39, at 1 January 2005, derivatives held as hedging instruments were recognised and measured at fair value, with a corresponding adjustment to equity. At 31 December 2005, derivatives were increased by HK$5,363,000 shown within assets (at 1 January 2005: HK$490,000 and HK$5,065,000 shown within assets and liabilities respectively).

f) The adoption of HKAS 40 has resulted in a change in accounting policy of investment properties. In prior years, changes in fair value of investment properties were dealt with as movements in investment property revaluation reserve. If the total of this reserve was insufficient to cover a deficit on a portfolio basis, the excess of the deficit was charged to the profit and loss account. Any subsequent revaluation surplus was credited to the profit and loss account to the extent of the deficit previously charged.

Following the adoption of HKAS 40, any changes in fair value of investment properties are dealt with in the profit and loss account. The Group has applied the relevant transitional provisions and elected to apply HKAS 40 from 1 January 2005 onwards. The amount held in investment property revaluation reserve at 1 January 2005 has been transferred to retained profits. Fair value changes on investment properties of HK$134,483,000 (2004: nil) were recognised in the profit and loss account.

g) The adoption of HKFRS 2 has resulted in a change in accounting policy of employee share options. In prior years, options granted to directors and employees over the Company's shares did not result in a charge to the profit and loss account. The financial effects of share options were recognised only when they were exercised.

Following the adoption of HKFRS 2, the fair value of share options at grant date is recognised as an expense in the profit and loss account or amortised over the relevant vesting periods, if any, to the profit and loss account. In accordance with the transitional provisions, HKFRS 2 is applied to (i) share options granted after 7 November 2002 and not yet vested at 1 January 2005 and (ii) share options granted on or after 1 January 2005. No share options granted by the Company fell into these categories up to the balance sheet date.

h) The adoption of HKFRS 3 has resulted in a change in accounting policy of goodwill.

(i) *Goodwill*

In prior years, goodwill arising from acquisitions before 1 January 2001 was held in reserves, and goodwill arising from acquisitions on or after 1 January 2001 was capitalised and stated at cost less accumulated amortisation and any accumulated impairment losses.

The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously held in reserves has been transferred to retained profits on 1 January 2005, and will not be recognised as profit or loss when the Group disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired. In addition, the accumulated amortisation and impairment losses of goodwill previously capitalised has been eliminated against the related carrying amount on 1 January 2005. From 1 January 2005 onwards, goodwill arising from acquisitions is not amortised, and is tested for impairment at least annually. At 31 December 2005 and 1 January 2005, associates were decreased by HK$16,348,000, capital reserve was increased by HK$34,121,000 and retained profits were decreased by HK$50,469,000.

(ii) *Excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost of acquisition (previously known as negative goodwill)*

In prior years, negative goodwill arising from acquisitions before 1 January 2001 was held in reserves, and negative goodwill arising from acquisitions on or after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted.

The Group has applied the relevant transitional provisions in HKFRS 3, and derecognised all negative goodwill, with a corresponding increase in retained profits. From 1 January 2005 onwards, negative goodwill arising from acquisitions is recognised immediately in the profit and loss account. At 31 December 2005 and 1 January 2005, associates were increased by HK$90,872,000, capital reserve was decreased by HK$6,539,000, legal reserve was increased by HK$21,000 and retained profits were increased by HK$97,390,000.

i) The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy of deferred tax related to investment properties. In prior years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP-Interpretation 20).

Following the adoption of HK(SIC)-Int 21, which removes the presumption that the carrying amount of investment properties is to be recovered through sale, deferred tax consequences of investment properties are now assessed on the basis that reflects the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC)-Int 21, this change in accounting policy has been applied retrospectively. Taxation was increased by HK$26,861,000 (2004: HK$5,203,000).

j) The adoption of HK-Int 3 has resulted in a change in accounting policy in recognition of revenue on pre-completion contracts for the sale of properties under development. In prior years, revenue on pre-completion contracts for the sale of properties under development was recognised under the percentage of completion method when construction had progressed beyond the preliminary stages, the percentage used being the proportion of construction costs incurred at the balance sheet date to estimated total construction costs. Profit recognised on this basis was limited to the amount of sale proceeds received.

Following the adoption of HK-Int 3, revenue on pre-completion contracts for the sale of properties under development is only recognised upon completion of the development. Sales deposits or instalments received and receivable from purchasers in respect of those contracts before completion of the development are included in liabilities. The new accounting policy will be applied to contracts entered into on or after 1 January 2005. This change in accounting policy had no financial effect for the year ended 31 December 2005.

k) The financial effects of the above changes in accounting policies on the consolidated profit and loss account are as follows:

	Effect of adopting new HKFRSs						
	HKAS 1#	**HKAS 16# & HK-Int 2#**	**HKAS 17#**	**HKAS 32# & HKAS 39^**	**HKAS 40^**	**HK(SIC)-Int 21#**	**Total**
	Note 2(b)	*Note 2(c)*	*Note 2(d)*	*Note 2(e)*	*Note 2(f)*	*Note 2(i)*	
2005							
Increase/(decrease) in profit after taxation (HK$'000)							
Amortisation of leasehold land	—	—	(9,895)	—	—	—	(9,895)
Other costs	—	—	—	(15,249)	—	—	(15,249)
Fair value changes on investment properties	—	—	—	—	134,483	—	134,483
Share of results of associates	13,858	(14,565)	—	—	—	—	(707)
Share of results of jointly controlled entities	(1,846)	—	—	—	—	—	(1,846)
Taxation	(12,012)	—	—	—	—	(26,861)	(38,873)
	—	(14,565)	(9,895)	(15,249)	134,483	(26,861)	67,913
Attributable to (HK$'000)							
Equity holders of the Company	—	(14,565)	(7,812)	(15,249)	98,648	(18,006)	43,016
Minority interests	—	—	(2,083)	—	35,835	(8,855)	24,897
	—	(14,565)	(9,895)	(15,249)	134,483	(26,861)	67,913
Increase/(decrease) in earnings per share (HK cents)							
— basic	—	(0.7)	(0.4)	(0.7)	4.7	(0.8)	2.1
— diluted	—	(0.7)	(0.4)	(0.7)	4.6	(0.8)	2.0

	Effect of adopting new HKFRSs						
	HKAS 1# *Note 2(b)*	**HKAS 16# & HK-Int 2#** *Note 2(c)*	**HKAS 17#** *Note 2(d)*	**HKAS 32# & HKAS 39^** *Note 2(e)*	**HKAS 40^** *Note 2(f)*	**HK(SIC)-Int 21#** *Note 2(i)*	**Total**
2004							
Increase/(decrease) in profit after taxation (HK$'000)							
Amortisation of leasehold land	—	—	(9,895)	—	—	—	(9,895)
Share of results of associates	(8,855)	(11,960)	—	—	—	—	(20,815)
Share of results of jointly controlled entities	(1,793)	—	—	—	—	—	(1,793)
Taxation	10,648	—	—	—	—	(5,203)	5,445
	—	(11,960)	(9,895)	—	—	(5,203)	(27,058)
Attributable to (HK$'000)							
Equity holders of the Company	—	(11,960)	(7,812)	—	—	(3,122)	(22,894)
Minority interests	—	—	(2,083)	—	—	(2,081)	(4,164)
	—	(11,960)	(9,895)	—	—	(5,203)	(27,058)
Decrease in earnings per share (HK cents)							
— basic	—	(0.6)	(0.4)	—	—	(0.1)	(1.1)
— diluted	—	(0.6)	(0.4)	—	—	(0.1)	(1.1)

\# adjustments which take effect retrospectively

^ adjustments which take effect prospectively from 1 January 2005

l) The financial effects of the above changes in accounting policies on the consolidated balance sheet are as follows:

	Effect of adopting new HKFRSs							
	HKAS 1# & HKAS 27#	HKAS 16# & HK-Int 2#	HKAS 17#	HKAS 32# & HKAS 39^	HKAS 40^	HKFRS 3^	HK(SIC)-Int 21#*	Total
	Note 2(b)	*Note 2(c)*	*Note 2(d)*	*Note 2(e)*	*Note 2(f)*	*Note 2(h)*	*Note 2(i)*	
At 31 December 2005								
Increase/(decrease) in net assets (HK$'000)								
Property, plant and equipment	(2,912,255)	—	(710,017)	—	—	—	—	(3,622,272)
Investment properties	2,912,255	—	—	—	—	—	—	2,912,255
Leasehold land	—	—	601,782	—	—	—	—	601,782
Associates - share of net assets	—	(280,544)	—	—	—	74,524	—	(206,020)
Investments	—	—	—	(1,130,259)	—	—	—	(1,130,259)
Available-for-sale investments	—	—	—	1,086,722	—	—	—	1,086,722
Deferred tax assets	—	—	—	—	—	—	(570)	(570)
Other non-current assets	—	—	—	43,260	—	—	—	43,260
Derivative financial instruments	—	—	—	5,363	—	—	—	5,363
Loans from minority shareholders	(1,104,858)	—	—	—	—	—	—	(1,104,858)
Minority interests and loans	2,953,990	—	—	—	—	—	—	2,953,990
Deferred tax liabilities	—	—	—	(938)	—	—	(74,835)	(75,773)
	1,849,132	(280,544)	(108,235)	4,148	—	74,524	(75,405)	1,463,620
Increase/(decrease) in total equity (HK$'000)								
Capital reserve	—	—	(71,725)	—	—	27,582	—	(44,143)
Investment property revaluation reserve	—	—	—	—	(293,250)	—	—	(293,250)
Investment revaluation reserve	—	—	—	14,552	—	—	—	14,552
Hedging reserve	—	—	—	1,885	—	—	—	1,885
Other reserves	—	—	—	—	—	21	(342)	(321)
Retained profits	—	(280,544)	(28,177)	(14,829)	293,250	46,921	(50,356)	(33,735)
Minority interests	1,849,132	—	(8,333)	2,540	—	—	(24,707)	1,818,632
	1,849,132	(280,544)	(108,235)	4,148	—	74,524	(75,405)	1,463,620

	Effect of adopting new HKFRSs							
	HKAS 1# & HKAS 27#	HKAS 16# & HK-Int 2#	HKAS 17#	HKAS 32# & HKAS 39^	HKAS 40^	HKFRS 3^	HK(SIC)-Int 21#*	Total
	Note 2(b)	*Note 2(c)*	*Note 2(d)*	*Note 2(e)*	*Note 2(f)*	*Note 2(h)*	*Note 2(i)*	
At 1 January 2005/ 31 December 2004								
Increase/(decrease) in net assets (HK$'000)								
Property, plant and equipment	(2,756,359)	—	(713,687)	—	—	—	—	(3,470,046)
Investment properties	2,756,359	—	—	—	—	—	—	2,756,359
Leasehold land	—	—	615,347	—	—	—	—	615,347
Associates - share of net assets	—	(265,979)	—	—	—	74,524	—	(191,455)
Investments	—	—	—	(992,241)	—	—	—	(992,241)
Available-for-sale investments	—	—	—	964,331	—	—	—	964,331
Deferred tax assets	—	—	—	801	—	—	(570)	231
Other non-current assets	—	—	—	28,330	—	—	—	28,330
Derivative financial instruments	—	—	—	(4,575)	—	—	—	(4,575)
Loans from minority shareholders	(1,576,084)	—	—	—	—	—	—	(1,576,084)
Minority interests and loans	3,247,837	—	—	—	—	—	—	3,247,837
Deferred tax liabilities	—	—	—	—	—	—	(47,433)	(47,433)
	1,671,753	(265,979)	(98,340)	(3,354)	—	74,524	(48,003)	1,330,601
Increase/(decrease) in total equity (HK$'000)								
Capital reserve	—	—	(71,725)	—	—	27,582	—	(44,143)
Investment property revaluation reserve	—	—	—	—	(194,602)	—	—	(194,602)
Hedging reserve	—	—	—	(1,608)	—	—	—	(1,608)
Other reserves	—	—	—	—	—	21	(17)	4
Retained profits	—	(265,979)	(20,365)	420	194,602	46,921	(32,350)	(76,751)
Minority interests	1,671,753	—	(6,250)	(2,166)	—	—	(15,636)	1,647,701
	1,671,753	(265,979)	(98,340)	(3,354)	—	74,524	(48,003)	1,330,601

adjustments which take effect retrospectively

^ adjustments which take effect prospectively from 1 January 2005

* At 31 December 2004, investment property revaluation reserve was reduced by HK$11,181,000 upon the adoption of HK(SIC)-Int 21 and transferred to retained profits at 1 January 2005 upon the adoption of HKAS 40.

m) The Group has not early applied the following new HKFRSs that have been issued but are not yet effective. The adoption of such HKFRSs will not result in substantial changes to the Group's accounting policies.

		Effective for accounting periods beginning on or after
HKAS 1, HKAS 27 & HKFRS 3 (Amendments)	Presentation of Financial Statements, Consolidated and Separate Financial Statements & Business Combinations — Amendments as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005	1 January 2006
HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rates — Net Investment in a Foreign Operation	1 January 2006
HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement — The Fair Value Option	1 January 2006
HKAS 39 & HKFRS 4 (Amendments)	Financial Instruments: Recognition and Measurement & Insurance Contracts — Financial Guarantee Contracts	1 January 2006
HKAS 1 (Amendment)	Presentation of Financial Statements — Capital Disclosures	1 January 2007
HKFRS 7	Financial Instruments: Disclosures	1 January 2007

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on 1 December 2005 and would be first applicable to the Group's financial statements for the accounting period beginning on 1 January 2006.

Note 3 Segment Information

Business segments

2005

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,638,103	496,655	257,895	96,365	—	2,489,018
Inter-segment turnover	77,144	1,739	30,264	—	(109,147)	—
Other revenues	27,098	2,177	807	21,596	—	51,678
	1,742,345	500,571	288,966	117,961	(109,147)	2,540,696
Segment results	187,990	145,928	28,239	90,322	—	452,479
Fair value changes on investment properties	—	134,483	—	—	—	134,483
Unallocated income						18,667
Unallocated expenses						(98,345)
Interest income						100,533
Operating profit						607,817
Finance costs						(33,725)
Share of results of associates	354	12,205	57,415	1,631	—	71,605
Share of results of jointly controlled entities	4,186	(475)	(5,149)	—	—	(1,438)
Profit before taxation						644,259
Taxation						(63,266)
Profit after taxation						580,993
Assets						
Segment assets	2,222,997	5,023,592	559,078	1,163,562	(21,455)	8,947,774
Associates	3,154	(258)	192,228	1,831	—	196,955
Jointly controlled entities	18,796	16,290	(20,533)	—	—	14,553
Unallocated assets						2,696,509
Total assets						11,855,791
Liabilities						
Segment liabilities	291,760	550,587	28,732	796	(21,455)	850,420
Unallocated liabilities						2,042,245
Total liabilities						2,892,665
Other information						
Capital expenditure	113,856	19,873	11,726	640		
Depreciation	112,832	2,831	2,830	241		
Amortisation of leasehold land	2,976	172	10,417	—		
Impairment losses on receivables	—	12	3,606	—		

2004 (restated)

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,577,307	1,895,492	153,123	123,208	—	3,749,130
Inter-segment turnover	9,569	1,600	7,070	—	(18,239)	—
Other revenues	72,523	3,921	430	11,855	—	88,729
	1,659,399	1,901,013	160,623	135,063	(18,239)	3,837,859
Segment results	243,226	550,798	9,180	121,585	—	924,789
Unallocated income						17,122
Unallocated expenses						(77,973)
Interest income						11,875
Operating profit						875,813
Finance costs						(12,850)
Investment loss						(48,543)
Share of results of associates	—	38,773	24,629	1,980	—	65,382
Share of results of jointly controlled entities	3,439	84	1,159	(7,091)	—	(2,409)
Profit before taxation						877,393
Taxation						(79,489)
Profit after taxation						797,904
Assets						
Segment assets	2,010,288	5,652,219	536,292	1,038,669	(2,156)	9,235,312
Associates	—	21,238	63,395	(17,605)	—	67,028
Jointly controlled entities	12,810	16,765	(15,384)	—	—	14,191
Unallocated assets						2,827,115
Total assets						12,143,646
Liabilities						
Segment liabilities	236,665	895,864	51,368	744	(2,156)	1,182,485
Unallocated liabilities						2,435,940
Total liabilities						3,618,425
Other information						
Capital expenditure	16,330	7,445	5,724	101		
Depreciation	131,609	4,160	8,138	953		
Amortisation of leasehold land	2,976	172	10,417	—		
Amortisation of goodwill	—	—	1,140	3,068		
Interest and redemption premium on convertible guaranteed bonds written back	—	88,220	—	—		

Geographical segments

	Hong Kong (HK$'000)	Macau (HK$'000)	Others (HK$'000)	Consolidated (HK$'000)
2005				
Turnover and revenue	**1,481,336**	**897,574**	**161,786**	**2,540,696**
Segment assets	**9,261,575**	**2,057,224**	**536,992**	**11,855,791**
Capital expenditure	**118,338**	**26,374**	**2,060**	
2004 (restated)				
Turnover and revenue	2,826,278	885,927	125,654	3,837,859
Segment assets	9,721,281	1,868,872	553,493	12,143,646
Capital expenditure	23,595	1,103	5,235	

Note 4 Operating Profit

	2005 (HK$'000)	(Restated) 2004 (HK$'000)
After crediting:		
Interest income	**117,004**	26,952
Rental income from investment properties	**126,418**	118,901
Less: Direct operating expenses arising from investment properties	**(15,010)**	(18,696)
	111,408	100,205
Dividend income from listed and unlisted investments	**96,067**	120,759
Profit on sale of listed investments	**1,692**	484
After charging:		
Cost of inventories		
— properties	**223,974**	1,305,563
— others	**516,298**	387,381
	740,272	1,692,944

Note 5 Finance Costs

	2005 (HK$'000)	2004 (HK$'000)
Interest on bank loans and overdraft wholly repayable within 5 years	**33,725**	12,488
Interest on loans from minority shareholders	**260**	1,865
Less: Amount capitalised in properties under development	**(260)**	(1,503)
	33,725	12,850

Note 6 Taxation

	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Company and subsidiaries		
Hong Kong profits tax	**35,800**	55,558
Overseas tax	**4,589**	4,848
Deferred tax	**22,877**	19,083
	63,266	79,489

Hong Kong profits tax is provided for at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the year. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

Deferred tax has been provided for temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits.

The Group's shares of taxation of associates and jointly controlled entities were tax income of HK$12,745,000 (2004: tax expense of HK$8,324,000, as restated) and tax expense of HK$1,846,000 (2004: HK$1,793,000) respectively.

Note 7 Earnings per Share

The calculation of basic earnings per share is based on profit attributable to equity holders of the Company of HK$364,390,000 (2004: HK$480,303,000, as restated) and the weighted average number of 2,082,792,925 shares (2004: 2,027,033,564 shares) in issue during the year. The calculation of diluted earnings per share is based on profit attributable to equity holders of the Company of HK$364,390,000 (2004: HK$480,303,000, as restated) and the weighted average number of 2,164,035,541 shares (2004: 2,115,339,365 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

Note 8 Trade Receivables and Payables - Ageing Analysis

Trade debtors are managed in accordance with defined credit policies, dependent on market requirements and businesses which they operate. Subject to negotiation, credit is only available for major customers with well-established trading records. The ageing analysis of trade debtors is as follows:

	2005 (HK$'000)	2004 (HK$'000)
0 — 30 days	**91,422**	91,907
31 — 60 days	**32,133**	27,795
61 — 90 days	**4,312**	2,025
over 90 days	**16,639**	15,890
	144,506	137,617

The ageing analysis of trade creditors is as follows:

	2005 (HK$'000)	2004 (HK$'000)
0 — 30 days	**150,071**	189,964
31 — 60 days	**3,649**	761
61 — 90 days	**452**	550
over 90 days	**8,731**	708
	162,903	191,983

BUSINESS REVIEW

Transportation

Driven by the vigorous growth in travel to and within the Pearl River Delta region, TurboJET's total passenger volume during the year increased by 7% as compared to 2004 to over 11 million passengers. The passenger volume on the popular Hong Kong-Macau route was 9.7 million passengers, an increase of 5% over 2004 and a record high since the formation of TurboJET in 1999. Escalating fuel prices, the major cost component of the shipping operation, continued to be a challenge however. Fuel prices in 2005 rose over 40% as compared to 2004. For the year ended 31 December 2005, the transportation division recorded an operating profit of HK$188 million (2004: HK$243 million).

Travelers have responded enthusiastically to the TurboJET Sea Express service between Hong Kong International Airport and key PRD destinations, including the Macau and Shenzhen airports. It enables passengers to transit conveniently without Hong Kong customs and immigration formalities. This service has achieved continuing growth since its launch in 2003 and passenger volume in 2005 increased by 70% as compared to 2004.

The Group's shipping operation has a proud history over four decades as the market leader on the Hong Kong-Macau route. Shun Tak-China Travel Shipping Investments Limited is one of the largest high-speed ferry operators in Asia. Operating under the name "TurboJET", the division owns a fleet of 33 vessels and is the only operator of 24-hour ferry services between Hong Kong and Macau.

Hospitality

Due to the robust growth in Macau's economy and the record-breaking number of visitors, the Group's hospitality division reported for 2005 an increase in operating profit to HK$28 million (2004: HK$9 million). Total visitor arrivals in Macau in 2005 was approximately 18.7 million, an increase of over 12% as compared to 2004. Driven by the liberalization of travel restrictions on individual travelers from mainland China, this growth trend is expected to continue.

The Group's hotel properties benefited from the influx of visitors to Macau. Its 50%-owned Mandarin Oriental Macau (Mandarin) and 34.9%-owned Westin Resort Macau (Westin) reported increases in net profit for the year. Both hotels recorded strong growth in average room rates but slightly lower occupancy rates during the year. The Mandarin, which secured several key event bookings, recorded a 29% increase in average room rate with a 5% decrease in occupancy rate, as compared with 2004. The Westin recorded an increase of 12% in average room rate and a 1% decrease in occupancy rate for the same period. Westin was voted the Best Business Hotel in Macau in 2005 by readers of Business Traveller magazine.

The Macau Tower Convention and Entertainment Centre (Macau Tower), which is managed by the Group, has firmly established itself as a favorite tourist landmark and a popular venue for major public events, conventions and banquets. In August, Macau Tower launched a 233-meter controlled-descent SkyJump, which is listed in the Guinness World Records as the world's highest commercial decelerator descent facility. The Travel Awards of Travel Trade Gazette designated Macau Tower as the Asia Pacific region's Best Theme Attraction in October 2005.

Property

The Group's property division reported an operating profit of HK$146 million (2004: HK$551 million) for the year ended 31 December 2005. The profit decreased as most of the completed development properties had been sold in previous years and new property developments are currently under planning and construction. The Group expects that, with the planned completion of Nova City Stage 1 in 2006, promising profits will be recorded accordingly.

In Macau, Phase II of Nova Taipa Gardens was branded as Nova City and pre-sale of Stage 1 of Nova City, which consists of 5 residential towers with 684 units, was launched in September and over 90% of the units were sold by the end of 2005. The Group expects that Stage 1 will be completed in the second quarter of 2006. Superstructure works for Stage 2 of Nova City, which will comprise 4 luxury residential towers with 552 units, commenced in October 2005 and is scheduled for completion in early 2007. The remaining stage is under planning.

In Hong Kong, remaining units of the Group's luxury development in Western Mid-Levels, the Belcher's, continued to be sold during the year. By the end of 2005, over 99% of saleable units had been sold. Liberté Place, the Group's commercial complex in West Kowloon, recorded steady improvement in occupancy rate and profit contribution during 2005. Superstructure works for the luxury residential development at 120 Pokfulam Road, formerly known as 124 Pokfulam Road, commenced in September 2005 and are scheduled for completion in 2007.

The Group's property management division provides quality services for a diversified range of multi-functional residential, commercial and industrial properties. The division's management portfolio extends to over 10 million square feet in Hong Kong and Macau. Properties under the division's management include Liberté, The Belcher's, The Westwood and Liberté Place in Hong Kong; and Nova Taipa Gardens Phase I, Macau Tower and Shun Tak House in Macau. Shun Tak Property Management Limited is the first Hong Kong-based property management company in Macau that complies with the ISO9001:2000 certificate requirements.

Investment

The Group owns a consolidated interest in Sociedade de Turismo e Diversões de Macau, S.A. (STDM) of approximately 15.8%. In 2005, the Group recognized HK$93.3 million in ordinary dividends declared by STDM for the year 2004. In 2004, the Group recognized HK$ 115.5 million in dividend income, comprising HK$ 74.4 million and HK$ 41.1 million declared and paid for the years 2003 and 2002 respectively. Taking that into account, the Group's dividend income for the year 2005 from STDM increased by 25.4% when compared to the year 2004. STDM owns an 80% equity interest in Sociedade de Jogos de Macau S.A. (SJM), one of three gaming concessionaires granted a concession in 2002 by the Macau SAR Government to operate casinos in Macau.

RECENT DEVELOPMENTS AND PROSPECTS

The Group continues to make progress towards the development of an international multi-modal transportation network in the PRD region, with Macau as the hub, to facilitate convenience to passengers and complement the transportation division's well-established shipping operation.

In June 2005, the division established a joint venture company "Shun Tak & CITS Coach (Macao) Limited" to operate bus services within Macau and cross-boundary to several major cities in the region.

In January 2006, extending its transportation services to air travel, the Group announced a joint venture with China National Aviation Company Limited to form Groupax Limited, which will indirectly hold a 49% interest in a new Macau-based airline, Macau Asia Express Limited (MAX). MAX will fly initially to new destinations in China mainland and other parts of Asia, offering individual travelers high-value flights and travel packages. Subject to approval by the Macau SAR Government, MAX will adopt a highly competitive cost model and target to undertake its first commercial flight by early 2007.

The hospitality division's preliminary plan for major renovation and extension at the Westin, comprising a spa center, refurbished food and beverage outlets, marina and serviced apartments, was approved by the Macau SAR Government in October 2005.

The Group has several major Macau property developments in progress. Development for the Nam Van site, centrally situated adjacent to the Macau Tower, is under planning. Subject to the approval of the Macau SAR Government, the development will comprise approximately 3.8 million square feet total developable gross floor area for residential, commercial, retail, hotel and entertainment uses and will be linked to Macau Tower's conference and exhibition facilities. Subject to approval from the Gaming Inspection and Coordination Bureau of Macau, a portion of the Nam Van complex will be leased to SJM for a casino operation.

The Group announced plans in September 2005 to form a joint venture with Hongkong Land Holdings Limited to develop a prime site on the Macau NAPE waterfront, adjacent to the MGM Grand Macau complex under construction. With unobstructed views of Nam Van Lake and Macau Tower, the development will comprise approximately 1.6 million square feet for luxury residential and lakefront serviced apartments, an upscale retail arcade of about 398,000 square feet and a 210-room luxurious hotel that will be managed by Mandarin Oriental Hotel Group.

The Group will also develop a site in Cotai with STDM, subject to Macau SAR Government approval, in place of the originally announced site in Taipa. Total developable gross floor area of the site will be the same as the previous site, approximately 2.1 million square feet.

In March 2006, the Group entered into a HK$5 billion syndicated loan facility agreement with 20 top financial institutions. The syndicate is led by The Hongkong and Shanghai Banking Corporation Limited and has a well-balanced mix of major global banks. The facility is structured as a two-tier clean loan comprising a 5-year revolving credit line and a 7-year term loan. It is the largest syndicated loan ever formed to fund developments in Macau and carries the most favourable pricing ever extended to a Macau operation on a 7-year term. The successful completion of this loan offers further solid proof of the Group's leadership status in the market. Proceeds will be used mainly to finance the Group's planned property projects, including the Nam Van and NAPE developments.

The Group is committed to pursuing premium investment opportunities with long-term growth potential which are synergistic with its core businesses and strengthen its position as a leading conglomerate in the Pearl River Delta region.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

At 31 December 2005, the Group's total net assets increased by 5% over last year to HK$8,963 million. Cash flow and liquidity position remains strong and healthy. The bank balances and deposits amounted to HK$3,864 million at 31 December 2005, representing a decrease of HK$9 million from last year end date.

At 31 December 2005, total loan facilities and other financing available to the Group amounted to HK$3,715 million, of which HK$2,693 million remained undrawn. The facilities outstanding at the year end comprised HK$1,017 million in bank loans and HK$5 million in other loan.

It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 31 December 2005 is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Total
17%	19%	64%	100%

Based on a net cash surplus of HK$2,842 million at the year end, the Group's gearing ratio (expressed as a ratio of net borrowings to equity attributable to equity holders of the Company) was nil (2004: nil). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

During the year, 5,000,000 new shares were issued upon exercise of share options and 3,008,000 shares were repurchased and cancelled.

Pledge of Assets

At the year end, certain assets of the Group with an aggregate carrying value of HK$465 million (2004: HK$515 million) were pledged with banks for loan facilities.

Contingent Liabilities

There was no material contingent liabilities under the Group at the year end.

Financial Risk

The Group adopts a conservative policy in financial risk management with minimal exposure to currency and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis. None of the Group's outstanding borrowings was denominated in foreign currency at the year end. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal. The Group engages in fuel hedging activities to minimise its exposure to fluctuations in fuel prices in accordance with the Group's approved treasury policies.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,300 employees at the year end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Thursday, 8 June 2006 to Tuesday, 13 June 2006, both dates inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong registrars, Computershare Hong Kong Investor Services Limited, of Shops 1712-1716, 17th Floor Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Wednesday, 7 June 2006.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended 31 December 2005, the Company had repurchased a total of 3,008,000 shares on the Stock Exchange of Hong Kong Limited ("Stock Exchange") and details of which are as follows:

Date of Repurchases	Number of Shares Repurchased	Price per Share Highest	Lowest
		HK$	*HK$*
1 December 2005	2,008,000	6.60	6.40
2 December 2005	1,000,000	6.60	6.55
Total	3,008,000		

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintain high standards of corporate governance. During the year ended 31 December 2005, the Company took steps to comply with the Code Provisions in the Code on Corporate Governance Practices (the "Code"), as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

At the annual general meeting held on 14 June 2005 (which was chaired by Ms. Pansy Ho, Managing Director, due to the Chairman being unable to attend), amendments to the Articles of Association of the Company were proposed and approved by shareholders to provide that every director, including non-executive Directors appointed for a specific term of three years, shall be subject to retirement by rotation at least once every three years. On 14 June 2005, the Board also set up a Remuneration Committee to consider human resource issues and to make recommendations to the Board. Its terms of reference were adopted to comply with the Code.

In the opinion of the Directors, having taken the steps above, and in conjunction with corporate governance procedures already in place, the Company has (save as stated above) complied with the Code throughout the year ended 31 December 2005.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions By Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as its own code of conduct regarding Directors' securities transactions. Based on specific enquiry of the Directors of the Company, the Directors have complied with the required standard, as set out in the Model Code during the year ended 31 December 2005.

PUBLICATION OF FURTHER INFORMATION

All the information required by Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

ANNUAL GENERAL MEETING

The 2006 Annual General Meeting of the Company will be held on Tuesday, 13 June 2006. Notice of Annual General Meeting will be published in newspapers and dispatched to shareholders of the Company in due course.

By order of the Board
Stanley Ho
Group Executive Chairman

Hong Kong, 24 April 2006

As at the date hereof, the executive Directors are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum.

The non-executive Directors are Dato' Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise and the independent non-executive Directors are Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho.

Please also refer to the published version of this announcement in South China Morning Post.

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shun Tak Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 0242)

PROPOSALS FOR

(1) GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

AND

(2) RE-ELECTION OF DIRECTORS

28 April 2006

SHUN TAK

SHUN TAK HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 0242)

Directors:
Dr. Stanley Ho *(Group Executive Chairman)*
Sir Roger Lobo**
Mr. Robert Kwan**
Mr. Norman Ho**
Dato' Dr. Cheng Yu Tung*
Mrs. Mok Ho Yuen Wing, Louise*
Ms. Pansy Ho *(Managing Director)*
Ms. Daisy Ho *(Deputy Managing Director)*
Dr. Ambrose So
Mr. Patrick Huen
Mr. Andrew Tse
Mr. Anthony Chan
Ms. Maisy Ho
Mr. Shum Hong Kuen, David

Registered Office:
Penthouse 39th Floor,
West Tower, Shun Tak Centre,
200 Connaught Road Central,
Hong Kong.

* *Non-Executive Directors*
** *Independent Non-Executive Directors*

28 April 2006

To the shareholders,

Dear Sir or Madam,

PROPOSALS FOR

(1) GENERAL MANDATES TO

REPURCHASE SHARES AND TO ISSUE SHARES

AND

(2) RE-ELECTION OF DIRECTORS

INTRODUCTION

(i) General Mandates

Pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the Hong Kong Companies Ordinance (Cap 32) (the "Companies Ordinance"), listed companies incorporated in Hong Kong may in certain circumstances, if authorized by their articles of association, purchase their own shares.

RE-ELECTION OF DIRECTORS

At the Annual General Meeting, the ordinary resolution set out in item 3 of the notice of the Annual General Meeting will be proposed which, if passed, will re-elect Sir Roger Lobo, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Mr. Huen Wing Ming, Patrick and Ms. Ho Chiu Ha, Maisy as Directors. Details of the above Directors required to be disclosed by the Listing Rules are set out in Appendix 2 to the Circular.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, proposed ordinary resolutions to approve the Repurchase Mandate, the Issue Mandate and the Re-election, is set out in the annual report 2005 of the Company accompanying the Circular.

There is enclosed a form of proxy for use at the Annual General Meeting. You are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the meeting, whether or not you intend to be present at the meeting. The completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting should you wish to do so.

RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate and the Issue Mandate and the Re-election of Directors are in the interests of the Company and its shareholders as a whole and accordingly recommend shareholders at the Annual General Meeting to vote in favor of (i) the ordinary resolutions to be proposed to approve the Repurchase Mandate and the Issue Mandate respectively; and (ii) the ordinary resolution to be proposed to approve the Re-election.

PROCEDURES TO DEMAND POLL

The procedure by which shareholders may demand a poll at the Annual General Meeting is set out in Appendix 3 to the Circular.

RESPONSIBILITY STATEMENT

The Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully,
Stanley Ho
Group Executive Chairman

SHUN TAK

SHUN TAK HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 0242)

Directors:
Dr. Stanley Ho *(Group Executive Chairman)*
Sir Roger Lobo**
Mr. Robert Kwan**
Mr. Norman Ho**
Dato' Dr. Cheng Yu Tung*
Mrs. Mok Ho Yuen Wing, Louise*
Ms. Pansy Ho *(Managing Director)*
Ms. Daisy Ho *(Deputy Managing Director)*
Dr. Ambrose So
Mr. Patrick Huen
Mr. Andrew Tse
Mr. Anthony Chan
Ms. Maisy Ho
Mr. Shum Hong Kuen, David

* *Non-Executive Directors*
** *Independent Non-Executive Directors*

Registered Office:
Penthouse 39th Floor,
West Tower, Shun Tak Centre,
200 Connaught Road Central,
Hong Kong.

28 April 2006

To the shareholders,

Dear Sir or Madam,

PROPOSALS FOR

(1) GENERAL MANDATES TO

REPURCHASE SHARES AND TO ISSUE SHARES

AND

(2) RE-ELECTION OF DIRECTORS

INTRODUCTION

(i) **General Mandates**

Pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the Hong Kong Companies Ordinance (Cap 32) (the "Companies Ordinance"), listed companies incorporated in Hong Kong may in certain circumstances, if authorized by their articles of association, purchase their own shares.

On 14 June 2005, general mandates were given by the Company to the directors of the Company (the "Directors") to exercise the powers of the Company to repurchase shares of HK$0.25 each of the Company ("Shares") and to issue new Shares. Under the Hong Kong Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company. Ordinary resolutions will therefore be proposed at the forthcoming annual general meeting of the Company to be held on 13 June 2006 (the "Annual General Meeting") for the grant of these general mandates.

The purpose of this circular (the "Circular") is to, inter alia, provide you with information regarding the proposed general mandates to repurchase Shares and to issue new Shares.

(ii) **Re-election of Directors**

In accordance with Articles 77 and 79 of the Company's Articles of Association (the "Articles"), the Directors retiring by rotation at the Annual General Meeting are Sir Roger Lobo, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Mr. Huen Wing Ming, Patrick and Ms. Ho Chiu Ha, Maisy who, being eligible, offer themselves for re-election (the "Re-election").

The purpose of the Circular is to, inter alia, provide you with information regarding the proposed Re-election.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, the ordinary resolution set out in item 5 of the notice of the Annual General Meeting will be proposed which, if passed, will give the Directors a general and unconditional mandate to exercise the powers of the Company to repurchase Shares up to a maximum of 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed (the "Repurchase Mandate"). The Repurchase Mandate shall have effect from the date of passing of the resolution at the Annual General Meeting until the next annual general meeting of the Company, or such earlier period as revoked or varied by ordinary resolution of the shareholders in general meeting.

An explanatory statement as required under the Listing Rules to provide the requisite information regarding the Repurchase Mandate, is set out in Appendix 1 to the Circular.

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, the ordinary resolutions set out in item 6 of the notice of the Annual General Meeting will be proposed which, if passed, will give the Directors a general mandate to issue new Shares representing up to (i) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed plus (ii) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (the "Issue Mandate").

RE-ELECTION OF DIRECTORS

At the Annual General Meeting, the ordinary resolution set out in item 3 of the notice of the Annual General Meeting will be proposed which, if passed, will re-elect Sir Roger Lobo, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Mr. Huen Wing Ming, Patrick and Ms. Ho Chiu Ha, Maisy as Directors. Details of the above Directors required to be disclosed by the Listing Rules are set out in Appendix 2 to the Circular.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, proposed ordinary resolutions to approve the Repurchase Mandate, the Issue Mandate and the Re-election, is set out in the annual report 2005 of the Company accompanying the Circular.

There is enclosed a form of proxy for use at the Annual General Meeting. You are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the meeting, whether or not you intend to be present at the meeting. The completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting should you wish to do so.

RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate and the Issue Mandate and the Re-election of Directors are in the interests of the Company and its shareholders as a whole and accordingly recommend shareholders at the Annual General Meeting to vote in favor of (i) the ordinary resolutions to be proposed to approve the Repurchase Mandate and the Issue Mandate respectively; and (ii) the ordinary resolution to be proposed to approve the Re-election.

PROCEDURES TO DEMAND POLL

The procedure by which shareholders may demand a poll at the Annual General Meeting is set out in Appendix 3 to the Circular.

RESPONSIBILITY STATEMENT

The Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully,
Stanley Ho
Group Executive Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. SHARE CAPITAL

As at 24 April 2006, being the latest practicable date for ascertaining certain information in the Circular (the "Latest Practicable Date"), the issued share capital of the Company comprised 2,082,018,240 Shares. Subject to the passing of the ordinary resolution, and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 208,201,824 Shares (representing 10 per cent. of the issued Shares of the Company as at the Latest Practicable Date).

2. REASONS FOR REPURCHASES

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in future when depressed market conditions arise, repurchases of Shares may support the share price and lead to an enhancement of the net asset value of the Company and/or its earnings per Share. It would then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

3. FUNDING OF REPURCHASES

Repurchases would be funded entirely from the Company's available cashflow or working capital facilities which will be funds legally available for that purpose and in accordance with the Companies Ordinance and the Memorandum and Articles of Association ("Articles") of the Company.

The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or from the proceeds of a new issue of shares made for that purpose. The Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the company. Where the repurchased shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of shares made for the purposes of the share repurchase up to certain limits specified by the Companies Ordinance.

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31 December 2005) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would in the circumstances have a material adverse effect on the working capital requirements or gearing position of the Company as may be determined by the Directors from time to time to be appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	Highest	**Lowest**
	HK$	*HK$*
2005		
April	8.100	7.300
May	7.700	6.950
June	7.600	7.050
July	7.400	6.750
August	7.400	6.800
September	7.200	6.050
October	6.750	5.450
November	6.900	5.600
December	7.300	6.350
2006		
January	8.950	7.050
February	9.050	8.000
March	11.250	8.300

5. GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the Companies Ordinance.

If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

The Directors are not aware of any consequences, which may arise under the Takeover Code as a result of any purchases, which may be made under the Repurchase Mandate. As at the Latest Practicable Date, Shun Tak Shipping Company, Limited, Sociedade de Turismo e Diversões de Macau, S.A. ("STDM") and Dr. Stanley Ho (and his associates) were together beneficially interested in approximately 53.56 per cent. of the issued share capital of the Company. Based on these shareholdings, and in the event that the Directors were to exercise in full the power to repurchase Shares under the Repurchase Mandate, the combined shareholdings of Shun Tak Shipping Company, Limited, STDM and Dr. Stanley Ho (and his associates) would increase to approximately 59.51 per cent. of the issued share capital of the Company.

The Directors have no present intention to exercise the Repurchase Mandate to such an extent that such exercise would result in takeover obligations under the Takeover Code.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if such Repurchase Mandate is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders.

6. SHARE PURCHASE MADE BY THE COMPANY

The Company will not purchase its Shares if less than 25 per cent. of its issued share capital is held by the public. The Company had purchased a total of 3,008,000 Shares on the Stock Exchange during the six months immediately preceding the Latest Practicable Date and details of which are as follows:

Date of Repurchases	Number of Shares Repurchased	Price per Share Highest	Price per Share Lowest
		HK$	*HK$*
1 December 2005	2,008,000	6.60	6.40
2 December 2005	1,000,000	6.60	6.55
Total	3,008,000		

The following are the particulars of the five Directors proposed to be re-elected at the Annual General Meeting:

Sir Roger Lobo, C.B.E., LL.D., J.P., aged 83, is an independent non-executive director and a member of the Audit Committee and the Remuneration Committee of the Company. Sir Lobo has been appointed a director of the Company since 1994. Apart from the aforesaid, Sir Roger Lobo does not hold any other position in the Company or any subsidiary of the Company.

Sir Roger Lobo is the vice-patron of the Community Chest of Hong Kong and The Society of Rehabilitation and Crime Prevention, Hong Kong. Sir Lobo is also a member of the Board of Trustees of Business and Professionals Federation of Hong Kong and a council member of Caritas Hong Kong. Sir Roger Lobo is also an independent non-executive director of Melco International Development Limited, PCCW Limited and director of Johnson & Johnson (Hong Kong) Limited.

Sir Roger Lobo has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Sir Roger Lobo does not have any interests in the Company's Shares within the meaning of Part XV of the Securities and Futures Ordinance.

As an independent non-executive director, Sir Roger Lobo is entitled to receive an annual director's fee of HK$200,000 and an additional HK$100,000 as a member of the Audit Committee. His term of appointment as a director will be in accordance with the Articles.

Dato' Dr. Cheng Yu Tung, DPMS., LLD(Hon), DBA(Hon), DSSc(Hon), aged 80, is a non-executive director of the Company. Dr. Cheng has been appointed a director of the Company since 1982. Apart from the aforesaid, Dr. Cheng does not hold any other position in the Company or any subsidiary of the Company.

Dr. Cheng is chairman of New World Development Company Limited, NWD (Hotels Investments) Limited, Chow Tai Fook Enterprises Limited and Melbourne Enterprises Limited. He is a director of Hang Seng Bank Limited and Lifestyle International Holdings Limited.

Dr. Cheng has beneficial interests in, and is a director of Shun Tak Shipping Company, Limited, a substantial shareholder of the Company. In addition, Dr. Cheng has beneficial interests in and is an appointed representative of a corporate director of Sociedade de Turismo e Diversões de Macau, S.A., a substantial shareholder of the Company. Apart from the aforesaid, Dr. Cheng has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Dr. Cheng does not have any interests in the Company's Shares within the meaning of Part XV of the Securities and Futures Ordinance.

As a non-executive director, Dr. Cheng is entitled to receive an annual director's fee of HK$5,000. His term of appointment as a director will be in accordance with the Articles.

Mrs. Mok Ho Yuen Wing, Louise, aged 77, is a non-executive director and a member of the Audit Committee of the Company. Mrs. Mok has been appointed a director of the Company since 1999. Apart from the aforesaid, Mrs. Mok does not hold any other position in the Company or any subsidiary of the Company.

Mrs. Mok has beneficial interests in Shun Tak Shipping Company, Limited, a substantial shareholder of the Company. In addition, Mrs. Mok has beneficial interests in, and is a director of, Sociedade de Turismo e Diversões de Macau, S.A., a substantial shareholder of the Company. Mrs. Mok is the sister of Dr. Stanley Ho, the Group executive chairman. She is also the aunt of Ms. Pansy Ho (the managing director of the Company), Ms. Daisy Ho (the deputy managing director of the Company), Ms. Maisy Ho (an executive director of the Company) and Mr. Andrew Tse (an executive director of the Company).

Apart from the aforesaid, Mrs. Mok has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mrs. Mok has personal interests in 323,627 Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As a non-executive director, Mrs. Mok is entitled to receive an annual director's fee of HK$5,000 and an additional HK$100,000 as a member of the Audit Committee. Her term of appointment as a director will be in accordance with the Articles.

Mr. Huen Wing Ming, Patrick, aged 64, is an executive director and a member of the Executive Committee of the Board of Directors of the Company. Mr. Huen joined the Group in 1979 and has been appointed an executive director of the Company since 1991. He is also a director of a number of the Company's subsidiaries.

Mr. Huen is the C.E.O. of Seng Heng Bank Limited, an executive director of CAM - Macau International Airport Company Limited and Estoril Sol, SGPS, a company listed on the Lisboa Stock Exchange in Portugal. He is a fellow member of the UK Chartered Institute of Bankers and a member of the Hong Kong Securities Institute. He is also a member of the Economic Council of the Macau SAR.

Mr. Huen has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Huen has personal interests in 62,500 issued Shares and 10,078,870 underlying Shares and corporate interests in 5,994,849 Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As an executive director, Mr. Huen is entitled to receive an annual director's fee of HK$5,000. His term of appointment as a director will be in accordance with the Articles.

Ms. Ho Chiu Ha, Maisy, aged 38, is an executive director and a member of the Executive Committee of the Board of Directors of the Company. Ms. Ho joined the Group in 1996 and has been appointed an executive director of the Company since 2001. She is also a director of a number of the Company's subsidiaries. Since joining the Group, she has been responsible for overseeing the strategic planning and operations of the property management division.

In Hong Kong, Ms. Ho is an Executive Director of Hong Kong United Youth Association, Council Member of Hong Kong Institute of Real Estate Administration, Standing Committee Member of The Chinese General Chamber of Commerce Young Executive Committee, and Honourable President of 10th Hong Kong Junior Police Call. She is a member of The Real Estate Developers Association of Hong Kong, associate of The Hong Kong Institute of Facility Management, and member of International Professional Security Association (Hong Kong). Ms. Ho is also a holder of Estate Agent's Licence (Individual).

In China, Ms. Ho is a committee member of The Chinese People's Political Consultative Conference of Liao Ning Province, committee member of Beijing Youth Federation, vice chairman of Jilin Youth Federation and Jilin Youth Entrepreneurs' Organization respectively.

Ms. Ho holds a Bachelor's degree in mass communication and psychology from Pepperdine University, U.S.A.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman, and the sister of Ms. Pansy Ho, the managing director of the Company and Ms. Daisy Ho, the deputy managing director of the Company. She is also the niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company and the cousin of Mr. Andrew Tse, an executive director of the Company. Apart from the aforesaid, Ms. Ho has no other relationship with any director, senior management or substantial or controlling shareholders of the Company.

Ms. Ho has personal interests in 1,630,435 Shares and 20,157,740 underlying Shares and corporate interests in 23,066,918 Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As an executive director, Ms. Ho is entitled to receive an annual director's fee of HK$5,000. Her term of appointment as a director will be in accordance with the Articles.

In relation to the re-election of the above Directors, there is no information to be disclosed pursuant to any of the requirements of the provisions of rules 13.51(2)(h) to (v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The following are the procedures by which shareholders may demand a poll pursuant to Article 56 of the Company's Articles of Association:

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Companies Ordinance, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least three Members present in person or by proxy and entitled to vote; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(d) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that on a show of hands a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

根據本公司組織章程細則第56條，有關股東要求進行票選之程序如下：

於任何股東大會上，除非(在宣佈舉手表決結果時或以前，或於撤銷任何其他票選要求時)經正式要求票選，否則提呈於大會表決之決議案將以舉手投票方式表決。在公司條例之規限下，有關要求票選可由下述任何一方提出：

(a) 大會主席；或

(b) 最少三名親身或其委任受委代表出席並有權投票之股東；或

(c) 任何親身或其委任受委代表出席之股東，合共持有有權出席及於股東大會上投票之所有股東之總投票權不少於十分一；或

(d) 任何親身或其委任受委代表出席之股東，並持有獲賦予出席及於股東大會上投票權利之股份繳足之金額合計相等於不少於獲賦予權利之所有股份繳足總額十分一。

除非要求票選並該項要求並無被撤回，主席宣佈一項決議案經舉手投票之方式通過或一致通過或以某一大多數通過或以某一大多數否決或不予通過，並登記於載述本公司大會會議紀錄，有關結果即為該事實之確證，而無須提出投票贊成或反對該決議案之數目或比數之證明。

何超蕸女士，38歲，為本公司之執行董事，亦為本公司董事執行委員會成員。何女士於一九九六年加入本集團，並於二零零一年起獲委任為本公司執行董事。彼亦兼任本公司若干附屬公司之董事。自加入本集團以來，何女士一直掌管物業管理部門之策劃及營運。

何女士在香港的社會職務包括香港青年聯會常務會董、香港地產行政學會執行委員、香港中華總商會青年委員會常務委員，及香港中區少年警訊第十屆名譽會長。何女士為香港地產建設商會、香港設施管理學會、國際專業保安協會香港分會之會員，並且持有地產代理（個人）牌照。

而在國內，何女士為中國人民政治協商會議遼寧省委員會委員、北京市青年聯合會香港區常務委員、吉林省青年聯合會及吉林省青年企業家協會之副主席。

何女士擁有美國Pepperdine University大眾傳播及心理學學士學位。

何女士乃本公司集團行政主席何鴻燊博士之千金、本公司董事總經理何超瓊女士及本公司副董事總經理何超鳳女士之胞妹。彼亦是本公司非執行董事莫何婉穎女士之姪女及本公司執行董事謝天賜先生之表妹。除已披露者外，何女士與本公司之任何董事、高級管理層人員、主要股東或控股股東並無任何其他關係。

就證券及期貨條例第XV部而言，何女士持有本公司1,630,435股股份及20,157,740股相關股份之個人權益，以及23,066,918股股份之公司權益。

作為一名執行董事，何女士可收取年度董事袍金5,000港元。彼之董事任期按本公司之公司細則委任。

有關重選上述董事，本公司並無任何須根據上市規則第13.51(2)(h)至(v)條的任何規定而披露的資料，亦無任何其他須敦請本公司股東注意的事項。

莫何婉穎女士，77歲，為本公司之非執行董事及審核委員會成員。莫女士於一九九九年起獲委任為本公司董事。除已披露者外，莫女士並無於本公司及其附屬公司出任任何其他職位。

莫女士持有信德船務有限公司(為本公司之主要股東)之權益。此外，彼亦為澳門旅遊娛樂股份有限公司(為本公司之主要股東)之董事，並持有該公司之權益。莫女士乃集團行政主席何鴻燊博士之胞妹。彼亦是本公司董事總經理何超瓊女士、本公司董事副總經理何超鳳女士、本公司執行董事何超蕸女士之姑母及本公司執行董事謝天賜先生之姨母。

除已披露者外，莫女士與本公司之任何董事、高級管理層人員、主要股東或控股股東並無任何其他關係。

就證券及期貨條例第XV部而言，莫女士持有本公司323,627股股份之個人權益。

作為一名非執行董事，莫女士可收取年度董事袍金5,000港元，另外就擔任審核委員會成員額外收取100,000港元。彼之董事任期按本公司之公司細則委任。

禤永明先生，64歲，為本公司之執行董事及董事執行委員會成員。禤先生於一九七九年加入本集團，並於一九九一年起獲委任為本公司執行董事。彼亦兼任本公司若干附屬公司之董事。

禤先生為澳門誠興銀行之執行董事兼行政總裁、澳門國際機場專營公司及在葡國里斯本上市之Estoril Sol, SGPS 公司之執行董事。禤先生亦為英國特許銀行學會資深會員及香港證券學會會員。禤先生亦為澳門特別行政區經濟委員會委員。

禤先生與本公司之任何董事、高級管理層人員、主要股東或控股股東並無任何其他關係。

就證券及期貨條例第XV部而言，禤先生持有本公司62,500股股份及10,078,870股相關股份之個人權益，以及5,994,849股股份之公司權益。

作為一名執行董事，禤先生可收取年度董事袍金5,000港元。彼之董事任期按本公司之公司細則委任。

以下為將於股東週年常會上建議重選之五名董事之詳細資料。

羅保爵士，C.B.E., LL.D., J.P.，83歲，為本公司之獨立非執行董事。彼亦為本公司審核委員會及薪酬委員會成員。羅保爵士自一九九四年起獲委任為本公司董事。除已披露者外，羅保爵士並無於本公司及其附屬公司出任任何其他職位。

羅保爵士乃香港公益金之名譽副會長及香港善導會之副贊助人。此外，彼亦為香港工商專聯信託委員會委員及香港明愛理事會成員。羅保爵士為新濠國際發展有限公司及電訊盈科有限公司之獨立非執行董事及強生(香港)有限公司之董事。

羅保爵士與本公司之任何董事、高級管理層人員、主要股東或控股股東並無任何其他關係。

就證券及期貨條例第XV部而言，羅保爵士並無持有本公司股份之任何權益。

作為一名獨立非執行董事，羅保爵士可收取年度董事袍金200,000港元，另外就擔任審核委員會成員額外收取100,000港元。彼之董事任期按本公司之公司細則委任。

拿督鄭裕彤博士，DPMS., LLD (Hon), DBA (Hon), DSSc (Hon)，80歲，為本公司之非執行董事。鄭博士自一九八二年起獲委任為本公司董事。除已披露者外，鄭博士並無於本公司及其附屬公司出任任何其他職位。

鄭博士為新世界發展有限公司，新世界酒店(集團)有限公司、周大福企業有限公司及萬邦投資有限公司主席，以及恒生銀行有限公司及利福國際集團有限公司之董事。

鄭博士為信德船務有限公司(為本公司之主要股東)之董事，並持有該公司之權益。此外，彼亦為澳門旅遊娛樂股份有限公司(為本公司之主要股東)之企業董事之委任代表。除已披露者外，鄭博士與本公司之任何董事、高級管理層人員、主要股東或控股股東並無任何其他關係。

就證券及期貨條例第XV部而言，鄭博士並無持有本公司股份之任何權益。

作為一名非執行董事，鄭博士可收取年度董事袍金5,000港元。彼之董事任期按本公司之公司細則委任。

董事會目前無意於收購守則所引致全面收購責任之情況下行使購回授權。

各董事或(就彼等作出一切合理查詢後所知)彼等之聯繫人等目前概無意根據購回授權將任何股份售予本公司(倘該購回授權獲股東批准)。

並無其他關連人士(按上市規則之定義)知會本公司，倘購回授權獲股東批准，彼等現擬出售任何股份予本公司，或彼等已承諾不會出售股份予本公司。

6. 本公司進行之購回股份事項

倘若已發行股本之公眾持股量低於25%，本公司將不會購回其股份。本公司於最後實際可行日期前的六個月內在聯交所共回購3,008,000股股份，有關之詳情如下：

		每股價格	
回購日期	**回購股份數目**	**最高**	**最低**
		港元	港元
二零零五年十二月一日	2,008,000	6.60	6.40
二零零五年十二月二日	1,000,000	6.60	6.55
總額	3,008,000		

重選董事

於股東週年常會上，將提呈股東週年常會通告內第3項所載之普通決議案，如獲得通過，羅保爵士、拿督鄭裕彤博士、莫何婉穎女士、禤永明先生及何超蕸女士將獲重選為董事。上市規則規定須披露上述董事之詳細資料載於通函附錄二。

股東週年常會

股東週年常會通告載有(其中包括)批准購回授權、發行授權及重選之建議普通決議案，該通告載於隨通函附奉之本公司二零零五年年報內。

通函隨附有股東週年常會之代表委任表格乙份。 閣下無論擬否出席該大會，均請盡早將代表委任表格按其上印備之指示填妥交回本公司之註冊辦事處，惟無論如何最遲須於常會指定舉行時間四十八小時前送達。 閣下填妥交回代表委任表格後，屆時仍可親自出席股東週年常會並於會上投票。

推薦意見

董事會認為授出購回授權、發行授權及重選乃符合本公司及其股東之整體利益，因此建議股東於股東週年常會上投票贊成(i)將予提呈以分別批准購回授權及發行授權之普通決議案；及(ii)將予提呈以批准重選之普通決議案。

要求進行票選之程序

股東於股東週年常會上可要求進行票選之程序載於通函附錄三。

責任聲明

通函乃遵照上市規則提供有關本公司之資料。董事共同及個別就通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後確認，據彼等所知及所信，通函並無遺漏其他事實，以致其內容有誤導。

此致

列位股東 台照

集團行政主席
何鴻燊
謹啟

二零零六年四月二十八日

於二零零五年六月十四日，董事會獲本公司授予一般性權力以行使本公司權力購回本公司每股面值0.25港元之股份（「股份」）及發行新股份。根據香港公司條例及上市規則，該等授權將於即將召開之本公司股東週年常會完結時屆滿。因此於二零零六年六月十三日召開之本公司股東週年常會（「股東週年常會」）上，將提呈普通決議案以授予該等一般性授權。

本通函（「通函」）旨在為 閣下提供（其中包括）有關建議購回股份及發行新股份之一般性授權之資料。

(ii) **重選董事**

根據本公司組織章程細則（「公司細則」）第77及79條，將於股東週年常會上輪席告退之董事為羅保爵士、拿督鄭裕彤博士、莫何婉穎女士、禤永明先生及何超蕸女士，彼等合符資格，願膺選連任（「重選」）。

通函旨在（其中包括）向 閣下提供關於建議重選之資料。

購回股份之一般性授權

股東週年常會通告內第五項所載之普通決議案將於股東週年常會提呈，如獲得通過，將授予董事會一般性及無條件之授權，可以購回最多不超過本公司在通過該決議案當日之已發行股本面值總額百分之十之股份（「購回授權」）。購回授權將於股東週年常會通過普通決議案之日期生效，直至本公司舉行下屆股東週年常會前或由股東於股東大會以普通決議案撤銷或更改為止。

通函附錄一載有上市規則規定須予提供有關購回授權之必要資料之說明函件。

發行股份之一般性授權

於股東週年常會上，本公司將提呈股東週年常會通告內第六項所載之普通決議案，如獲通過，將授予董事會一般性授權，以發行最多不超過(i)該決議案通過當日本公司已發行股本面值總額百分之二十，另加(ii)在該決議案獲通過後本公司所購回之本公司股本面值後所得之數之新股份（「發行授權」）。

SHUN TAK

信德集團有限公司

（依據公司條例在香港註冊成立之有限公司）

（股份代號：0242）

董事會：
何鴻燊博士（集團行政主席）
羅保爵士**
關超然先生**
何厚鏘先生**
拿督鄭裕彤博士*
莫何婉穎女士*
何超瓊女士（董事總經理）
何超鳳女士（副董事總經理）
蘇樹輝博士
裀永明先生
謝天賜先生
陳偉能先生
何超蕸女士
岑康權先生

* 非執行董事
** 獨立非執行董事

註冊辦事處：
香港中環
干諾道中200號
信德中心西座39字頂樓

敬啟者：

(1)購回股份及發行股份之一般性授權 及 (2)重選董事

緒言

(i) 一般性授權

根據香港聯合交易所有限公司（「聯交所」）之證券上市規則（「上市規則」）及香港法例第32章公司條例（「公司條例」），倘獲其組織章程細則批准，在香港註冊成立之上市公司可在若干情況下購回其股份。

重要文件

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之信德集團有限公司股份全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

SHUN TAK

信德集團有限公司

（依據公司條例在香港註冊成立之有限公司）

（股份代號：0242）

(1) 購回股份及發行股份之一般性授權及(2) 重選董事

二零零六年四月二十八日

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 242)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchant Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Tuesday, 13 June 2006 at 3:00 p.m. for the following purposes:

1. To consider and receive the audited financial statements and the reports of the directors and auditors for the financial year ended 31 December 2005.

2. To declare a final dividend.

3. To re-elect directors and to fix the remuneration of the directors.

4. To re-appoint auditors and to fix their remuneration.

5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**That**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(I) "**That**:

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) "**That** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
Angela Tsang
Company Secretary

Hong Kong, 28 April 2006

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member of the Company entitled to attend, and vote at, the meeting convened by the notice is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. The register of members will be closed from Thursday, 8 June 2006 to Tuesday, 13 June 2006, both days inclusive, during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F., Hopewell Centre, 183 Queen Road East, Hong Kong not later than 4:00 p.m. on Wednesday, 7 June 2006.

4. With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarises the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the Annual Report 2005. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

5. With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

As at the date hereof, the executive Directors are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum.

The non-executive Directors are Dato' Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise and the independent non-executive Directors are Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho.